Form 10-K, Exhibit 13
period 1996-06-30
REGIS CORP
filed 1996-09-16
CIK 716643

SELECTED FINANCIAL DATA

(IN THOUSANDS, EXCEPT PER SHARE DATA)

The following table sets forth for the periods indicated, selected financial data derived from the Company's consolidated financial statements.


                                                   1992           1993           1994           1995           1996
Sales                                         $ 305,989      $ 340,966      $ 376,971      $ 422,188      $ 499,442
Operating income                                 17,219         20,568         25,038         30,329         38,229
Net income (b)                                    4,417          3,858          4,053         14,651         19,124
Net income per share (b)                            .31            .27            .26            .84(a)        1.05(a)
Total assets                                    127,933        143,152        165,999        166,323        221,174
Long-term obligations, including
  capital lease obligations                      54,911         51,822         54,309         37,969         49,717

  (a) Fully diluted. For periods prior to fiscal 1995, common equivalent shares were antidilutive.
  (b) To facilitate earnings comparisons, absent the impact of certain nonrecurring activity, the following information is provided.
       The Company incurred nonrecurring gains (charges) in 1993, 1994, 1995 and 1996 of ($5,265), ($10,000), $1,195 and $700, respectively, associated with resolution of its litigation with MEI Salons. Exclusive of these nonrecurring items, net income and net income per share, respectively, would have been $6,859 and $.49 in 1993, $10,053 and $.67 in 1994, $13,946 and $.80 in 1995 and $18,704 and $1.03 in 1996.


KEY RATIOS                                                   FOR THE YEARS ENDED JUNE 30,
                                                             ----------------------------
                                                                  1995           1996
          Cash flow per fully diluted share                    $  1.74        $  2.02
          Gross margin percentage                                 42.8 %         43.1 %
          Product sales mix                                       26.4 %         28.1 %
          Debt to capitalization                                  39.5 %         36.9 %
          Operating income as percent of sales                     7.3 %          7.7 %


ANNUAL RESULTS

                                                       FOR THE YEARS ENDED JUNE 30,
                                                 ------------------------------------
                                                  1994           1995           1996
Sales                                            100.0 %        100.0 %        100.0 %

Operating expenses:
  Cost of sales                                   57.7           57.2           56.9
  Rent                                            13.0           12.9           13.5
  Selling, general and administrative             18.8           19.0           17.9
  Depreciation and amortization                    3.6            3.5            3.7
  Other, including franchise revenues
    and expenses                                   0.2            0.1            0.3
                                                 ------------------------------------
                                                  93.3           92.7           92.3
                                                 ------------------------------------
Operating income                                   6.7            7.3            7.7

Other income (expense):
  Interest                                        (2.0)          (1.5)          (1.2)
  Nonrecurring items                              (2.6)           0.3            0.1
  Other, net                                      (0.2)          (0.1)            --
                                                 ------------------------------------
    Income before income taxes                     1.9            6.0            6.6
Income taxes                                      (0.8)          (2.5)          (2.8)
                                                 ------------------------------------
    Net income                                     1.1 %          3.5 %          3.8 %
                                                 ------------------------------------
                                                 ------------------------------------

                         (16)     REGIS CORPORATION 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


SUMMARY

Regis Corporation, based in Minneapolis, is the largest owner and operator of mall-based hair and retail product salons in the world. The Regis worldwide operations include 1,963 hairstyling salons at June 30, 1996 operating in 5 divisions: Regis Hairstylists, MasterCuts, Trade Secret, Wal-Mart and International. Worldwide operations include 72 franchised salons operating primarily in the Trade Secret division. The Company has more than 20,000 employees worldwide.

During fiscal 1996, the Company's consolidated sales increased 18.3 percent to a record $499,442,000 and operating income grew 26.0 percent to $38,229,000. Fiscal 1996 net income was $19,124,000 or $1.05 per share on a fully diluted basis. Exclusive of nonrecurring gains, fiscal 1996 earnings were $1.03 per share, an increase of 28.8 percent, compared to $.80 per share in the prior year.

RESULTS OF OPERATIONS

The Annual Results table at left sets forth for the periods indicated certain information derived from the Company's Consolidated Statement of Operations expressed as a percentage of sales. All percentages were computed as a percentage of company-owned salon sales. For purposes of this analysis, franchise revenues have been netted against the related franchise expenses and included in the cost category "Other, including franchise revenues and expenses." Franchise revenues are not material to the Company, as they represent approximately 1 percent of total sales.

YEAR-END COMPARISONS

YEAR ENDED JUNE 30, 1996 COMPARED TO YEAR ENDED JUNE 30, 1995:

SALES

SALES for fiscal 1996 were a record $499,442,000, representing an increase of $77,254,000, or 18.3 percent, over fiscal 1995. Nearly 60 percent of the increase is attributable to acquisitions occurring in fiscal 1996 and the full year impact of the fiscal 1995 acquisitions, with the remaining increase due to net salon openings, and increases in customers served and product sales. Regis Hairstylists, MasterCuts, Trade Secret and Wal-Mart salons in the United States and Canada (Domestic salons) accounted for $44,430,000 of the increase in total sales. The remainder of the sales increase, or $32,824,000, was related to the Company's salon operations in the United Kingdom, South Africa, Switzerland and Mexico (International salons) and was largely influenced by the Company's fiscal 1996 acquisitions in the United Kingdom.

For fiscal 1996, sales from Regis Hairstylists were $267,576,000, an increase of
4.1 percent; sales from MasterCuts salons were $83,411,000, an increase of 18.3 percent; Trade Secret company-owned sales were $64,960,000, an increase of 39.8 percent; and International salon sales were $76,287,000, an increase of 75.5 percent.

Same-store sales from Domestic salons open for more than 12 months increased an average of 3.4 percent, compared to a 4.2 percent increase the previous year. Same-store sales for the United Kingdom salons (U.K. salons), the primary component of International salons, increased 1.5 percent during the year. Same-store sales increases achieved during fiscal 1996 were primarily due to an increase in the number of customers served. A total of 30,317,000 customers were served in fiscal 1996, an increase of 11.7 percent, from 27,142,000 customers served in fiscal 1995. The Company utilizes an audio-visual-based training system in its salons. Management believes this training system provides its employees with improved customer service and technical skills and positively contributes to the increase in customers served.

SERVICE SALES in fiscal 1996 were $355,880,000, an increase of $49,582,000, or
16.2 percent, over fiscal 1995. This increase was primarily due to acquisitions, net salon openings, and same-store sales growth.

PRODUCT SALES in fiscal 1996 were $138,813,000, an increase of $27,501,000, or
24.7 percent, over fiscal 1995. The Trade Secret retail product salon operations represented $14,463,000 of this overall increase, reflecting acquisitions occurring in fiscal 1996 and the full year impact of the fiscal 1995 acquisitions, net salon openings, and same-store sales growth. Product sales for the Company's Regis Hairstylists, MasterCuts and Wal-Mart salons increased $8,658,000 and represented 20.0 percent of their fiscal 1996 service and product sales, up from 18.9 percent in fiscal 1995, reflecting increased customer awareness and further acceptance of national brand salon merchandise and sales training of Company employees. The balance of the increase relates to International salons and was largely caused by the fiscal 1996 salon acquisitions.

COST OF SALES

Cost of sales in fiscal 1996 was $281,552,000, compared to $238,810,000 in fiscal 1995. The resulting combined gross margin for fiscal 1996 improved 30 basis points to 43.1 percent, compared to 42.8 percent in fiscal 1995. This improvement is due to several factors, the most significant of which is an improved sales leverage on the salaries and commissions structure at Regis Hairstylists, which is the major component of cost of sales. Improved gross margin was also the result of an increase in the percentage of product sales in Regis Hairstylists and MasterCuts, which generally have a higher gross profit margin than service sales.

Service margins improved to 41.8 percent in fiscal 1996, compared to 41.4 percent in fiscal 1995. Retail product margins declined slightly during fiscal 1996 to 46.4 percent, compared to 46.7 percent during fiscal 1995.

RENT EXPENSE

Rent expense in fiscal 1996 was $67,014,000, or 13.5 percent of sales, compared to $53,745,000, or 12.9 percent of sales, in fiscal 1995. The percentage increase is due to the fiscal 1996 U.K. acquisitions of the Essanelle department store salons and the Steiner salons. When compared to Domestic salon operations, the U.K. salon operations have higher rent expenses and lower selling and administrative expenses, because certain costs are absorbed by department stores and passed on as rent. Rent expense as a percentage of sales for the Company's Domestic salons was 11.9 percent in fiscal 1996, comparable to the 11.8 percent in fiscal 1995.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative (SG&A) expense in fiscal 1996 was $88,721,000, or 17.9 percent of sales, compared to $79,398,000, or 19.0 percent of sales, in fiscal 1995. Such expenses include costs associated with salon operations (such as advertising, promotion, insurance, telephone and utilities), field supervision costs (payroll,


                         REGIS CORPORATION 1996     (17)

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


related taxes and travel) and total home office administration costs (such as warehousing, salaries, occupancy costs and professional fees). A portion of the improvement was attributable to the fiscal 1996 U.K. salon acquisitions which, for the reasons described under rent expense above, have a lower level of SG&A expense. The balance of the rate improvement was due to continued sales leveraging of fixed and semi-fixed costs.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense in fiscal 1996 was 3.7 percent of sales, compared to 3.5 percent in fiscal 1995. Amortization costs have increased due to the increased level of intangible assets associated with the Company's salon acquisition activity. Depreciation expense, the major component within this category, has remained relatively consistent as a percentage of sales.

OPERATING INCOME

Operating income in fiscal 1996 improved to $38,229,000, an increase of $7,900,000, or 26.0 percent, over fiscal 1995. Operating income as a percentage of sales increased to 7.7 percent in fiscal 1996, compared to 7.3 percent in fiscal 1995. This improvement is attributable primarily to improved gross margins and the leveraging of selling, general and administrative expense as a percentage of sales.

INTEREST EXPENSE

Interest expense for fiscal 1996 was $6,106,000, or 1.2 percent of sales, down from $6,465,000, or 1.5 percent of sales, in fiscal 1995. This improvement reflects sales leveraging, lower average debt balances and slightly lower average interest rates during fiscal 1996.

NONRECURRING ITEMS

During fiscal 1996, the Company received $700,000 of principal payments from Premier Salons under a note agreement. The Company had previously written off the related receivable, and accordingly, has recorded these recoveries as nonrecurring gains. There is no assurance that such recoveries will continue.

Fiscal 1995 nonrecurring items are discussed in the comparison of 1995 and 1994 Results of Operations.

INCOME TAXES

The Company's effective income tax rate for fiscal 1996 was 42.0 percent of pretax income, which is the same as fiscal 1995. The fiscal 1996 effective rate reflects higher levels of pretax income which reduces the effective rate. The decrease was offset by the discontinuance of the targeted jobs tax credit.

NET INCOME

Net income for fiscal 1996 was $19,124,000, or $1.05 per share on a fully diluted basis, compared to net income for fiscal 1995 of $14,651,000, or $.84 per share. Exclusive of nonrecurring items, net income for fiscal 1996 would have been $1.03 per share on a fully diluted basis, compared to net income for fiscal 1995 of $.80 per share, an increase of 28.8 percent.

YEAR-END COMPARISONS

YEAR ENDED JUNE 30, 1995 COMPARED TO YEAR ENDED JUNE 30, 1994:

SALES

SALES for fiscal 1995 were a record $422,188,000, representing an increase of $45,217,000, or 12.0 percent, over fiscal 1994. This increase was attributable to net salon openings, acquisitions, and increases in same-store sales. Domestic salons accounted for $38,611,000 of the total sales increase. The balance of the overall sales increase of $6,606,000 related to the Company's International salons.

For fiscal 1995, sales from Regis Hairstylists were $257,161,000, an increase of
3.6 percent; sales from MasterCuts salons were $70,510,000, an increase of 18.6 percent; Trade Secret company-owned sales were $46,476,000, an increase of 51.8 percent; and International salon sales were $43,463,000, an increase of 17.9 percent.

Same-store sales from Domestic salons open for more than 12 months increased an average of 4.2 percent, compared to a 3.4 percent increase the previous year. Same-store sales for the United Kingdom salons, the primary component of International salons, increased 11.2 percent during the year. Same-store sales increases achieved during fiscal 1995 were primarily due to an increase in the number of customers served. A total of 27,142,000 customers were served in fiscal 1995, an increase of 10.2 percent, from 24,634,000 customers served in fiscal 1994.

SERVICE SALES in fiscal 1995 were $306,298,000, an increase of $19,765,000, or
6.9 percent, over fiscal 1994. This increase was primarily due to net salon openings and increases in customers served.

PRODUCT SALES in fiscal 1995 were $111,312,000, an increase of $22,777,000, or
25.7 percent, over fiscal 1994. The Trade Secret retail product salon operations represented $14,555,000 of this overall increase, reflecting the full year impact of the Trade Secret acquisition, additional acquisitions in the current year and net salon openings. Product sales for the Company's Regis Hairstylists and MasterCuts salons were $61,878,000, and represented 18.9 percent of their fiscal 1995 sales, up from 18.0 percent in fiscal 1994, reflecting increased customer awareness and further acceptance of national brand salon merchandise and sales training of Company associates.

COST OF SALES

Cost of sales in fiscal 1995 was $238,810,000, compared to $216,266,000 in fiscal 1994. The resulting combined gross margin for fiscal 1995 improved to
42.8 percent, compared to 42.3 percent in fiscal 1994. This improvement is due to several factors, the most significant of which is an increase in the percentage of product sales in Regis Hairstylists and MasterCuts, which generally have a higher gross profit margin than service sales. Salary and commissions paid to hairstylists, the major component of cost of sales, also favorably improved in fiscal 1995 due to the increase in sales from MasterCuts salons which have lower payroll costs than Regis Hairstylists salons.

Service margins of 41.4 percent in fiscal 1995 are equal to the previous year. Retail product margins improved during fiscal 1995 to 46.7 percent, compared to
45.5 percent during fiscal 1994. The lower margins in fiscal 1994 were due to the Trade Secret acquisition, as Trade Secret salons experienced higher payroll costs due to new store openings


                         (18)     REGIS CORPORATION 1996
and training. In addition, product costs in the Trade Secret division were higher during the transition period immediately following the fiscal 1994 acquisition and did not reflect the full benefit of the Company's purchasing power.

RENT EXPENSE

Rent expense in fiscal 1995 was $53,745,000, or 12.9 percent of sales, compared to $48,622,000, or 13.0 percent of sales, in fiscal 1994. The improvement is due primarily to strong same-store sales performance in fiscal 1995.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative expense in fiscal 1995 was $79,398,000, or
19.0 percent of sales, compared to $70,555,000, or 18.8 percent of sales, in fiscal 1994. The slight increase is primarily due to an increase in worker's compensation insurance and certain discretionary payments made to employee benefit plans in response to the Company's strong operating performance in fiscal 1995.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense in fiscal 1995 was 3.5 percent of sales, compared to 3.6 percent in fiscal 1994. This improvement relates primarily to strong same-store sales increases. Depreciation expense, the major component within this category, is principally associated with the Company's salon equipment and leasehold improvements.

OPERATING INCOME

Operating income in fiscal 1995 improved to $30,329,000, an increase of $5,291,000 over fiscal 1994. Operating income as a percentage of sales increased 60 basis points to 7.3 percent in fiscal 1995 compared to 6.7 percent in fiscal 1994. This improvement is attributable primarily to increased same-store sales in fiscal 1995 and improved gross margins. Operating income improvement in the U.K. salons was offset by a decrease in the South African salons operating income.

INTEREST EXPENSE

Interest expense for fiscal 1995 was $6,465,000, or 1.5 percent of sales, down from $7,432,000, or 2.0 percent of sales, in fiscal 1994. This improvement reflects the effect of principal reductions in senior notes and lower average balances on the Company's revolving line of credit facility throughout fiscal 1995.

NONRECURRING ITEMS

During fiscal 1995, the Company received a $2,500,000 cash settlement associated with its directors' and officers' insurance claim. Certain other negative events also occurred in fiscal 1995 with respect to the Company's investment in and advances to Premier Salons, which caused the Company to re-evaluate and write off the net carrying value ($2,305,000) of all remaining net assets associated with the fiscal 1994 MEI litigation settlement. In addition, during fiscal 1995, the Company issued 93,220 shares on a pre-split basis of its common stock to the bankruptcy creditors of MEI as final resolution of the stock guarantee. This was fewer shares than the Company originally estimated when the transaction was recorded the previous year, which resulted in a $500,000 pretax gain. As a result of these transactions, the Company recorded a $695,000 pretax gain during the first and second quarters of the year ended June 30, 1995 and adjusted the amounts previously recorded by decreasing shareholders' equity by $500,000.

During the third and fourth quarters of fiscal 1995, the Company received $500,000 of principal payments from Premier Salons under the note agreement. The Company had previously written off the related receivable, and accordingly, has recorded these recoveries as nonrecurring gains. There is no assurance that such recoveries will continue.

INCOME TAXES

The Company's effective income tax rate for fiscal 1995 was 42.0 percent of pretax income, compared to 42.7 percent in fiscal 1994. The decrease in the effective rate is attributable to the Company's ability to utilize South African losses to offset U.K. taxable income during fiscal 1995.

NET INCOME

Net income for fiscal 1995 improved to $14,651,000, or $.84 per share on a fully diluted basis, compared to net income for fiscal 1994 of $4,053,000, or $.26 per share. Exclusive of the effect of nonrecurring items, net income for fiscal 1995 would have been $.80 per share on a fully diluted basis, compared to net income for fiscal 1994 of $.63 per share, an increase of 27.0 percent.

EFFECTS OF INFLATION

The Company has generally been protected against inflationary increases, as payroll expense and related benefits (the Company's major expense components) for Regis Hairstylists and International salon associates are primarily variable costs of sales. The Company compensates the great majority of its hairstylists with a percentage commission based on the sales they generate, thereby enabling salon payroll expense, as a percentage of sales, to remain relatively constant. The Company does not believe inflation has had a significant impact on the results of operations for the MasterCuts or Trade Secret divisions.

LIQUIDITY AND CAPITAL RESOURCES

Customers generally pay for salon services and merchandise in cash at the time of sale, which reduces the Company's working capital requirements. Net cash provided by operating activities (before capital expenditures and debt principal repayments) in fiscal 1996 increased to $36,918,000, compared to $30,651,000 during the same period the previous year. The increase between the two periods was primarily due to improved operating performance in fiscal 1996.

During fiscal 1996, the Company had worldwide capital expenditures of $39,607,000, of which $13,517,000 related to acquisitions. The Company constructed 116 new salons (31 Regis Hairstylists, 33 MasterCuts, 40 Trade Secret, 3 Wal-Mart and 9 International) and acquired 383 salons. The Company also completed 65 major remodeling projects, including 10 conversions of existing salons to another salon concept. All capital expenditures during fiscal 1996 were funded by the Company's operations and borrowings under its revolving credit facilities.

The Company anticipates its worldwide salon development program for fiscal 1997 will include a minimum of 150 new salons and 60 major remodeling and conversion projects. It is expected that expenditures for these new salons and other projects will be approximately $28,000,000 in fiscal 1997.



                         REGIS CORPORATION 1996     (19)

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


In September 1995, the Company completed the acquisitions of Essanelle Limited (Essanelle) and S&L du Lac. The $6,300,000 aggregate purchase price was paid to the selling shareholder in cash at closing. Additionally, the Company made a $992,000 cash payment at closing to Essanelle to facilitate the payoff of existing debt of Essanelle. The purchase price was funded through a combination of proceeds from the issuance of the Company's common stock and long-term debt issued by banks.

In January 1996, the Company completed the acquisitions of Steiner Salons Limited and Steiner Hairdressing Limited. The $2,800,000 aggregate purchase price was paid to the selling shareholder in cash at closing. The purchase price was funded with borrowings under the Company's revolving credit facility and long-term debt from banks.

In June 1996, the Company completed the acquisition of National Hair Care Centers, LLC. Of the $12,257,000 aggregate purchase price, $10,364,000 was paid in cash at closing and the balance was settled by the Company's issuance of a note for $1,797,000 and a $96,000 noncompete agreement. The cash portion of the purchase price was funded with proceeds from the sale of 200,000 shares of common stock and a $5,000,000 senior term note.

In February 1996, the Company issued a $10,000,000 senior note, bearing interest at 6.94 percent, due in July 2005. Proceeds associated with this borrowing were utilized to refinance the $10,000,000 principal payment on the senior notes paid in June 1996. In June 1996, the Company issued a $5,000,000 senior note, bearing interest at 7.99 percent, due in July 2003. Proceeds associated with this borrowing were utilized to partially fund the acquisition of National Hair Care Centers, LLC. The agreement under which the notes were issued contains financial and restrictive covenants similar to those contained in the Company's existing senior notes.

In connection with the U.K. acquisitions, the Company's U.K. subsidiary entered into various term notes, denominated in pounds sterling, primarily with U.K. banks which have interest rates ranging from 4 percent fixed to the LIBOR rate plus 2.5 percent and are subject to annual mandatory principal repayments until July 2000. These U.K. notes contain covenants applicable to the U.K. subsidiary, including limitations on incurring debt, investments, mergers or consolidations and transactions with affiliates. In addition, the U.K. subsidiary must maintain certain interest coverage and debt-to-equity ratios.

During fiscal 1996, the Company repaid the outstanding principal amount of $2,187,500 of subordinated debt associated with the financing of the Beauty Express acquisition. In addition, the Company's subordinated convertible debenture of $2,812,500 was also converted to 375,000 shares, on a pre-split basis, of the Company's common stock.

The Company has renewed its existing revolving credit facility and cash management program. Under terms of this renewal, the revolving credit facility allows for borrowings of up to $20,000,000, bears interest at the prime rate, and matures in October 1998. The facility also allows for borrowings bearing interest at an adjusted LIBOR rate plus a LIBOR margin up to 1.50 percent. The revolving credit facility requires a quarterly commitment fee of 1/4 percent per annum on the unused portion of the facility. The renewed credit agreement contains certain financial and restrictive covenants similar to those in the Company's senior debt agreement. As of June 30, 1996, borrowings of $9,100,000 were outstanding under this credit facility.

At June 30, 1996, the Company had outstanding $24,000,000 of 11.52 percent fixed-rate senior notes after repayments of $10,000,000 and $9,000,000 of the notes during fiscal years 1996 and 1995, respectively. The notes require annual mandatory repayments of $10,000,000 in June 1997 and $14,000,000 in June 1998. The notes contain certain financial and restrictive covenants (see
Note 5 of Notes to the Consolidated Financial Statements) and carry a substantial penalty based on yield maintenance in the event of voluntary prepayment.

Subsequent to June 30, 1996, the Company signed a merger agreement with Supercuts, Inc., which is expected to be accounted for as a pooling-of-interests. Supercuts is a national operator and franchisor of over 1,150 affordable hair care salons. (See Note 3 of Notes to the Consolidated Financial Statements for additional details.)

Transactions by the Company's International salons are invoiced and paid in local currency. Accordingly, the Company is subject to risks associated with fluctuations in currency exchange rates.

Management believes that cash generated from operations and amounts available under its revolving credit facility will be sufficient to fund its anticipated capital expenditures and required debt repayments for the foreseeable future.

The Company paid dividends of $.07 per share during fiscal 1996. The Company did not pay dividends during fiscal 1995 due to debt covenant restrictions. On August 13, 1996, the Board of Directors of the Company approved the payment of a $.02 per share quarterly dividend payable to shareholders of record on August 23, 1996.

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of", was issued in March 1995 and is effective for fiscal years beginning after December 15, 1995. The Company believes implementation of this accounting standard in fiscal 1997 will not have a material impact on earnings.


                         (20)     REGIS CORPORATION 1996

CONSOLIDATED BALANCE SHEET


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                        JUNE 30
                                                            -------------------------
ASSETS                                                            1995           1996

Current assets:
  Cash and cash equivalents                                 $    1,244     $    5,471
  Accounts receivable                                            3,931          6,991
  Inventories                                                   23,406         30,600
  Deferred income taxes                                          2,204          1,806
  Other current assets                                           4,271          4,501
                                                            -------------------------
    Total current assets                                        35,056         49,369

Property and equipment, net                                     73,939         95,089
Goodwill                                                        51,421         70,732
Other assets                                                     5,907          5,984
                                                            -------------------------

      Total assets                                          $  166,323     $  221,174
                                                            -------------------------
                                                            -------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Long-term debt, current portion                           $   11,990     $   13,668
  Accounts payable                                               9,163         13,875
  Accrued expenses                                              23,985         29,392
                                                            -------------------------

      Total current liabilities                                 45,138         56,935

Long-term debt                                                  37,969         49,717
Other noncurrent liabilities                                     6,789          6,308

Commitments (Note 6)

Shareholders' equity:
  Capital stock, $.05 par value; authorized,
    25,000,000 shares; issued and outstanding,
    16,932,066 and 18,061,292 common shares
    at June 30, 1995 and 1996, respectively                        565            903
  Additional paid-in capital                                    65,460         79,378
  Retained earnings                                             10,402         27,933
                                                            -------------------------

      Total shareholders' equity                                76,427        108,214
                                                            -------------------------

        Total liabilities and shareholders' equity          $  166,323     $  221,174
                                                            -------------------------
                                                            -------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


                         REGIS CORPORATION 1996     (21)

CONSOLIDATED STATEMENT OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           YEARS ENDED JUNE 30
                                             ----------------------------------------
                                                   1994           1995           1996
Sales:
  Company-owned operations:
     Service                                 $  286,533     $  306,298     $  355,880
     Product                                     88,535        111,312        138,813
                                             ----------------------------------------
                                                375,068        417,610        494,693
  Franchise revenues                              1,903          4,578          4,749
                                             ----------------------------------------
                                                376,971        422,188        499,442
                                             ----------------------------------------
Operating expenses:
  Cost of sales:
     Service                                    167,990        179,501        207,201
     Product                                     48,276         59,309         74,351
  Rent                                           48,622         53,745         67,014
  Selling, general and administrative            70,555         79,398         88,721
  Depreciation and amortization                  13,583         14,799         18,380
  Other, primarily franchise expenses             2,907          5,107          5,546
                                             ----------------------------------------
                                                351,933        391,859        461,213
                                             ----------------------------------------
           Operating income                      25,038         30,329         38,229
Other income (expense):
  Interest                                       (7,432)        (6,465)        (6,106)
  Nonrecurring items                            (10,000)         1,195            700
  Other, net                                       (537)           206            155
                                             ----------------------------------------

           Income before income taxes             7,069         25,265         32,978

Income taxes                                     (3,016)       (10,614)       (13,854)
                                             ----------------------------------------
           Net income                        $    4,053     $   14,651     $   19,124
                                             ----------------------------------------
                                             ----------------------------------------
Net income per share:
  Primary                                    $      .26     $      .86     $     1.06
                                             ----------------------------------------
                                             ----------------------------------------
  Fully diluted                              $      .26     $      .84     $     1.05
                                             ----------------------------------------
                                             ----------------------------------------
Common and common equivalent
  shares outstanding:
  Primary                                        15,591         17,039         18,001
                                             ----------------------------------------
                                             ----------------------------------------
  Fully diluted                                  16,166         17,648         18,291
                                             ----------------------------------------
                                             ----------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                         (22)     REGIS CORPORATION 1996

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               RETAINED
                                                         COMMON STOCK           ADDITIONAL     EARNINGS
                                                ---------------------------       PAID-IN    (ACCUMULATED
                                                    SHARES           AMOUNT       CAPITAL         DEFICIT)       TOTAL

Balance, June 30, 1993                             9,380,000     $      469     $   46,103     $   (7,544)    $   39,028

Proceeds from public offering of common
   stock, net of offering costs of $1,087          1,050,000             53          8,310                         8,363

Shares issued in connection with resolution
   of MEI Salons litigation                          500,000             25          7,600                         7,625

Shares issued in connection with
   salon acquisition                                  70,000              3            924                           927

Proceeds from exercise of stock options                  646                             8                             8

Foreign currency translation adjustments                                                             (348)          (348)

Net income                                                                                          4,053          4,053
                                                  ----------------------------------------------------------------------
Balance, June 30, 1994                            11,000,646            550         62,945         (3,839)        59,656

Additional shares issued and adjustment of
   amounts previously recorded in
   connection with finalization of the 1994
   resolution of MEI Salons litigation                93,220              5           (505)                         (500)

Shares issued in connection with
   salon acquisitions                                184,442              9          2,886                         2,895

Proceeds from exercise of stock options                9,736              1            134                           135

Foreign currency translation adjustments                                                             (410)          (410)

Net income                                                                                         14,651         14,651
                                                  ----------------------------------------------------------------------
Balance, June 30, 1995                            11,288,044            565         65,460         10,402         76,427

Stock split effected in the form of a
   stock dividend                                  5,950,514            298           (298)

Shares issued in connection with
   subordinated debt conversion                      375,000             19          2,794                         2,813

Proceeds from sale of common stock                   370,000             18         10,013                        10,031

Proceeds from exercise of stock options               77,734              3            819                           822

Tax benefit realized upon exercise of
   stock options                                                                       590                           590

Dividends                                                                                          (1,235)        (1,235)

Foreign currency translation adjustments                                                             (358)          (358)

Net income                                                                                         19,124         19,124

                                                  ----------------------------------------------------------------------
Balance, June 30, 1996                            18,061,292     $      903     $   79,378     $   27,933     $  108,214
                                                  ----------------------------------------------------------------------
                                                  ----------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                         REGIS CORPORATION 1996     (23)

CONSOLIDATED STATEMENT OF CASH FLOWS

(DOLLARS IN THOUSANDS)

                                                                          YEARS ENDED JUNE 30
                                                            ----------------------------------------
                                                                  1994           1995           1996
Cash flows from operating activities:
   Net income                                               $    4,053     $   14,651     $   19,124
   Adjustments to reconcile net income
         to net cash provided by operating activities:
      Depreciation and amortization                             14,307         15,279         18,812
      Deferred income taxes                                       (868)          (979)           192
      MEI Salons nonrecurring charge                            10,000          1,805
      Changes in assets and liabilities, exclusive of
         investing and financing activities                     (2,307)        (1,795)        (2,190)
      Other                                                        726          1,690            980
                                                            ----------------------------------------
         Net cash provided by operating activities              25,911         30,651         36,918
                                                            ----------------------------------------
Cash flows from investing activities:
   Capital expenditures                                        (15,786)       (15,274)       (26,090)
   Purchases of salon assets, net of cash acquired
      and certain obligations assumed                          (10,802)        (2,546)       (27,669)
   Advance to Premier Salons                                    (5,850)
   Payments from Premier Salons                                  1,093            103
                                                            ----------------------------------------
         Net cash used in investing activities                 (31,345)       (17,717)       (53,759)
                                                            ----------------------------------------
Cash flows from financing activities:
   Borrowings on line of credit                                130,114         76,966        117,558
   Payments on line of credit                                 (124,061)       (82,564)      (114,258)
   Proceeds from issuance of long-term debt                                                   23,284
   Repayment of long-term debt                                  (7,904)        (9,573)       (15,104)
   Dividends paid                                                                             (1,235)
   Proceeds from issuance of common stock                        8,363            135         10,853
                                                            ----------------------------------------
   Net cash provided by (used in) financing activities           6,512        (15,036)        21,098
                                                            ----------------------------------------
Effect of exchange rate changes on cash                             87           (109)           (30)
                                                            ----------------------------------------
Increase (decrease) in cash and cash equivalents                 1,165         (2,211)         4,227

Cash and cash equivalents:
   Beginning of year                                             2,290          3,455          1,244
                                                            ----------------------------------------
   End of year                                              $    3,455     $    1,244     $    5,471
                                                            ----------------------------------------
                                                            ----------------------------------------
Changes in assets and liabilities, exclusive of investing
      and financing activities:
   Accounts receivable                                      $     (207)    $     (889)    $   (1,433)
   Inventories                                                  (1,934)        (1,689)        (3,775)
   Other current assets                                         (1,904)           581            158
   Accounts payable                                              2,110           (781)         3,248
   Accrued expenses                                               (372)           983           (388)
                                                            ----------------------------------------

                                                            $   (2,307)    $   (1,795)    $   (2,190)
                                                            ----------------------------------------
                                                            ----------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                         (24)     REGIS CORPORATION 1996

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1.  BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS DESCRIPTION:

Regis Corporation (the Company) owns and operates hairstyling and hair care salons throughout the United States and in a number of other countries, principally the United Kingdom (U.K.). Substantially all of the hairstyling and hair care salons owned and operated by the Company in the United States are located in leased space in enclosed mall shopping centers. During 1994, through the acquisition of Trade Secret, the Company entered the franchising business (Note 3).

At June 30, 1996, approximately 33 percent of the Company's outstanding common stock is owned by Curtis Squire, Inc. (CSI), which is a holding company controlled by the Chairman of the Board of Directors of the Company, and approximately 7 percent is owned by management and the Company's benefit plans.

CONSOLIDATION:

The financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. In consolidation, all material intercompany accounts and transactions are eliminated.

FOREIGN CURRENCY TRANSLATION:

Financial position, results of operations and cash flows of the Company's international subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rates in effect at each fiscal year end. Income statement accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the cumulative translation account in shareholders' equity.

FRANCHISE REVENUES AND EXPENSES:

Franchise revenues include royalties and initial franchise fees from franchisees, and product sales made by the Company to franchisees. Royalties are recognized as revenue in the month in which franchisee services are rendered or products are sold by franchisees. The Company recognizes revenues from initial franchise fees at the time franchisee retail product salons are opened. Product sales by the Company to franchisees are recorded as revenue at the time product is shipped to franchisee locations. Franchise expenses include all direct expenses, such as the cost of product sold to franchisees by the Company, salaries, marketing costs, and an allocation of general corporate overhead and occupancy expenses.

CASH EQUIVALENTS:

The Company considers its investments in all highly liquid debt instruments with original maturities of 3 months or less at date of purchase to be cash equivalents. The carrying amount approximates fair value because of the short maturity of those instruments.

INVENTORIES:

Inventories consist principally of hair care products held either for use in salon services or for sale. Inventories are stated at the lower of cost or market with cost determined on the first-in, first-out method.

PROPERTY AND EQUIPMENT:

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed on the straight-line method over estimated useful asset lives (shorter of asset life or lease term for leasehold improvements).

Expenditures for maintenance and repairs and minor renewals and betterments which do not improve or extend the life of the respective assets are expensed. All other expenditures for renewals and betterments are capitalized. The assets and related depreciation accounts are adjusted for property retirements and disposals with the resulting gain or loss included in income. Fully depreciated assets remain in the accounts until retired from service.

GOODWILL:

Goodwill recorded in connection with the fiscal 1989 purchase of the publicly held minority interest in the Company and with the acquisitions of business operations in which the Company has not previously been involved is amortized on a straight-line basis generally over 40 years. Goodwill recorded in connection with acquisitions which expand the Company's existing business activities (acquisition of salon sites) is amortized on a straight-line basis generally over 12 to 17 years depending upon the lease terms of the salon sites acquired. The Company periodically evaluates the recoverability of goodwill based on analyses of estimated future undiscounted cash flows.

CONSULTING AND NONCOMPETE ASSETS:

Consulting and noncompete assets recorded in connection with the Company's various acquisitions are amortized on a straight-line basis over the life of the agreement generally from 3 to 10 years.

PREOPENING COSTS:

Advertising, sales promotion and expenditures associated with the opening of new salon locations are charged to operations as incurred.

INCOME TAXES:

Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates in effect for the years in which the differences are expected to reverse. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.


                         REGIS CORPORATION 1996     (25)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NET INCOME PER SHARE:

Primary and fully diluted net income per common and common equivalent share has been computed by dividing net income by the weighted average number of common and common equivalent shares outstanding for each period presented using the modified treasury stock method. Common equivalent shares relate primarily to incentive stock options granted to employees.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK SPLIT:

In May 1996, the Company's Board of Directors authorized a three-for-two stock split in the form of a 50 percent stock dividend distributed on June 4, 1996 to shareholders of record on May 20, 1996. All per share and number of share data have been retroactively restated to reflect the stock split, except for the Consolidated Statements of Changes in Shareholders' Equity.

 2.  OTHER FINANCIAL STATEMENT DATA:

The following provides additional information concerning selected balance sheet accounts at June 30, 1995 and 1996:


                                                                (Dollars in thousands)
                                                                  1995           1996

Property and equipment:
  Land                                                      $      700     $      700
  Building and improvements                                      4,116          4,361
  Equipment, furniture and lease-
     hold improvements                                         142,799        176,980
                                                            -------------------------

                                                               147,615        182,041

  Less accumulated depreciation
     and amortization                                          (73,676)       (86,952)
                                                            -------------------------
                                                            $   73,939     $   95,089
                                                            -------------------------
                                                            -------------------------

Goodwill                                                    $   58,883     $   80,634
Less accumulated amortization                                   (7,462)        (9,902)
                                                            -------------------------
                                                            $   51,421     $   70,732
                                                            -------------------------
                                                            -------------------------

Accrued expenses:
  Payroll and payroll
     related costs                                          $   12,964     $   16,647
  Taxes                                                          3,754          5,577
  Insurance                                                      2,421          2,339
  Other                                                          4,846          4,829
                                                            -------------------------
                                                            $   23,985     $   29,392
                                                            -------------------------
                                                            -------------------------

The following provides supplemental disclosures of cash flow activity for the years ended June 30, 1994, 1995 and 1996:


                                                          (DOLLARS IN THOUSANDS)
                                                   1994           1995           1996

Cash paid during the year for:
  Interest                                       $7,416         $6,454         $5,791
  Income taxes                                    4,925          9,298         14,760

Noncash investing and financing activities included the following:

Year ended June 30, 1994:

- -    In connection with the acquisition of Trade Secret, the Company entered into a note agreement whereby $3,947,000 of the purchase price will be paid over a seven-year period (Note 3).

- -    In connection with resolution of the MEI Salons litigation, the Company issued 500,000 shares, on a pre-split basis, of its common stock valued at $7,625,000 (Note 4).

Year ended June 30, 1995:

- -    In connection with 1995 acquisitions, the Company issued 184,442 shares, on a pre-split basis, of its common stock valued at $2,895,000 (Note 3).

Year ended June 30, 1996:

- -    In connection with the conversion of the Company's $2,812,500 of convertible debt, 375,000 shares, on a pre-split basis, of common stock were issued (Note 5).

- -    In connection with the acquisitions of Essanelle Limited, S&L DuLac, Inc.
     and the Steiner companies, the Company assumed $1,575,000 of term indebtedness (Note 3).

 3.  MERGERS AND ACQUISITIONS:

NATIONAL HAIR CARE CENTERS:

Effective June 1, 1996, the Company acquired 154 salons from National Hair Care Centers, L.L.C. The salons are located within Wal-Mart stores and supercenters throughout the United States and perform hairstyling services and offer hair care products. Of the $ 12,257,000 purchase price, $10,364,000 was paid in cash at closing and the balance was settled by the Company's issuance of a note for $1,797,000 and a $96,000 noncompete agreement. The cost in excess of net tangible and identifiable intangible assets acquired was approximately $6,900,000 and is being amortized on a straight-line basis over 17 years.


                         (26)     REGIS CORPORATION 1996

U.K. ACQUISITIONS:

In September 1995, the Company acquired the outstanding shares of common stock of Essanelle Limited and S&L DuLac, Inc. which operate 87 hairstyling salons in major department stores throughout the U.K. (79 salons) and Switzerland (8 salons). The $6,300,000 aggregate purchase price was paid in cash at closing. The cost in excess of net tangible and identifiable intangible assets acquired was approximately $6,600,000 and is being amortized on a straight-line basis over 15 years.

In January 1996, the Company acquired 91 salons from Steiner Salons Limited and Steiner Hairdressing Limited operating throughout the U.K. The $2,824,000 aggregate purchase price was paid in cash at closing. The cost in excess of net tangible and identifiable intangible assets acquired is approximately $2,600,000 and is being amortized on a straight-line basis over 15 years.

TRADE SECRET:

Effective December 1, 1993, the Company acquired 24 company-owned Trade Secret retail product salons and the franchisor's rights for 64 franchised Trade Secret salons. Trade Secret salons, which are located in enclosed mall shopping centers throughout the United States, offer hair care and beauty products and perform hairstyling services. Of the $11,983,000 aggregate purchase price, $8,036,000 was paid in cash at closing and the balance was settled by the Company's issuance of a note for $3,947,000. The cost in excess of net tangible and identifiable intangible assets acquired was approximately $11,500,000 and is being amortized on a straight-line basis over 40 years.

OTHER:

During 1995 and 1996, the Company made numerous additional acquisitions, aggregating 35 and 51 hairstyling and retail product salons, respectively. The cost in excess of net tangible and identifiable intangible assets acquired was approximately $4,700,000 and $5,900,000 in 1995 and 1996, respectively, and is being amortized on a straight-line basis over periods of up to 17 years. Of the $7,225,000 aggregate purchase price associated with these acquisitions in 1995, $2,928,000 was paid in cash at closing, $1,403,000 is payable during the next
5 years and 184,442 shares, on a pre-split basis, of common stock were issued by the Company. Of the $9,234,000 aggregate purchase price associated with these acquisitions in 1996, $7,430,000 was paid in cash at closing and $1,804,000 is payable during the next 3 years.

The following represents the unaudited pro forma results of operations of the Company as if the previously described 1996 acquisitions and related common stock activity had occurred at the beginning of fiscal 1996, as well as at the beginning of the immediately preceding fiscal year:


                                                                    (UNAUDITED,
                                                               DOLLARS IN THOUSANDS,
                                                             EXCEPT PER SHARE AMOUNTS)

                                                                1995           1996

Sales                                                       $  514,946     $  551,945

Income before income taxes                                      26,426         32,570

Net income                                                      15,599         18,890

Net income per share                                        $      .86     $     1.02


These pro forma results may not be indicative of results that actually would have occurred had the acquisitions taken place at the beginning of the periods presented or of results which may occur in the future.

All of the aforementioned acquisitions have been recorded using the purchase method of accounting. Accordingly, the purchase prices have been allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

PENDING MERGER:

Subsequent to June 30, 1996, the Company signed a merger agreement with Supercuts, Inc. in a stock-for-stock merger transaction. Supercuts is a national operator and franchisor of over 1,150 affordable hair care salons. The agreement calls for each Supercuts shareholder to receive 0.40 shares of the Company's common stock in exchange for each Supercuts, Inc. common share, or approximately 4,600,000 shares of the Company's common stock on a fully diluted basis. The transaction is intended to be accounted for as a pooling-of-interests and is subject to regulatory and shareholder approval.

 4.  RESOLUTION OF LITIGATION:

During fiscal 1994, the Company resolved its litigation with a former joint venture partner, MEI Diversified Inc. (MEI), resulting in both parties terminating all claims against each other and causing the Company to record a $10,000,000 pretax charge. The primary components of the $10,000,000 charge are $7,625,000 for the estimated value of the incremental shares required to be issued to the bankruptcy creditors of MEI and $2,850,000 for the valuation allowance associated with the GEMM receivable as described below. As part of the resolution, the Company issued 500,000 shares, on a pre-split basis, of its common stock to the bankruptcy creditors of MEI and guaranteed that the value of the stock issued would reach $8,750,000, or $17.50 per share, within 12 months. The guarantee required the Company to issue up to an additional 200,000 shares, on a pre-split basis, of its common stock to satisfy any deficiency in value.

In fiscal 1994, as part of the litigation resolution, the Company


                         REGIS CORPORATION 1996     (27)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

advanced $5,850,000 to GEMM, Inc. (Premier Salons) to finance that company's acquisition of salons from the bankruptcy creditors of MEI. In return, the Company received 1,000,000 shares of $6 par value per share preferred stock of Premier Salons and a note receivable of $5,850,000, bearing interest at an annual rate of prime plus 1/2 percent. Of the note receivable balance, $850,000 was paid in March 1994 and the remaining balance of $5,000,000 is due in 60 monthly installments, commencing in January 1995. The note is partially collateralized by a department store license agreement and underlying operating assets.

During fiscal 1995, the Company received a $2,500,000 cash settlement associated with its directors and officers insurance claim. Certain other negative events also occurred in fiscal 1995 with respect to the Company's investment in and advances to Premier Salons which caused the Company to re-evaluate and write off the net carrying value ($2,305,000) of all remaining net assets associated with the fiscal 1994 MEI litigation settlement. In addition, during fiscal 1995, the Company issued 93,220 shares, on a pre-split basis, of its common stock to the bankruptcy creditors of MEI as final resolution of the stock guarantee. This was fewer shares than the Company originally estimated when the transaction was recorded the previous year which resulted in a $500,000 pretax gain. As a result of these transactions, the Company recorded a $695,000 pretax gain during the first and second quarters of the year ended June 30, 1995 and adjusted the amounts previously recorded by decreasing shareholders' equity by $500,000.

During fiscal 1996 and the third and fourth quarters of fiscal 1995, the Company received $700,000 and $500,000, respectively, of principal payments from Premier Salons under the note agreement. The Company had previously written off the related receivable, and accordingly, has recorded these recoveries as nonrecurring gains. There is no assurance that such recoveries will continue.

5. FINANCING ARRANGEMENTS:

The Company's long-term debt consists of the following at June 30, 1995 and 1996:

                                         (Dollars in thousands)
                                            1995       1996

Senior term notes                          $34,000   $39,000
Revolving credit facility                    5,800     9,100
U.K. term notes                                        9,265
Subordinated notes, Trade Secret
 and other acquisitions (Note 3)             8,682     5,701
Other notes                                  1,477       319
                                           -----------------

                                            49,959    63,385
Less current portion                       (11,990)  (13,668)
                                           -----------------

Long-term portion                          $37,969   $49,717
                                           -----------------
                                           -----------------

At June 30, 1996, the senior term notes consist of 3 note agreements: a $24,000,000 note, bearing interest at a fixed rate of 11.52 percent which is subject to annual mandatory repayments of principal until final maturity in June 1998; a $10,000,000 note, bearing interest at a fixed 6.94 percent, which is due in July 2005; and a $5,000,000 note, bearing interest at a fixed
7.99 percent, which is due in June 2003.

The Company renewed its revolving credit facility in June 1996. Under terms of this renewal, the revolving credit facility allows for borrowings, based on continuing compliance with the terms and conditions of the credit facility, of up to $20,000,000, bears interest at the prime rate, and matures in October 1998. The prime rate at June 30, 1996 was 8.25 percent. The facility also allows for borrowings bearing interest at an adjusted LIBOR rate plus a LIBOR margin up to 1.50 percent. The revolving credit facility requires a quarterly commitment fee at the rate of 1/4 percent per year on the unused portion of the facility.

The senior term notes and the revolving credit facility agreements contain covenants, including limitations on incurrence of debt, granting of liens, investments, merger or consolidation, and transactions with affiliates. In addition, the Company must maintain specified interest coverage and debt-to-equity ratios.

The Company's subordinated debt consists primarily of a subordinated promissory note for $2,782,000 associated with the Trade Secret acquisition, which bears interest at 8 percent per year and requires monthly payments over 7 years.

In connection with the U.K. acquisitions (Note 3), the Company's U.K. subsidiary has various term notes, denominated in pounds sterling, primarily with U.K. banks (U.K. notes) bearing interest at rates varying from 4 percent to the LIBOR rate plus 2.5 percent and are subject to annual mandatory principal repayments until final maturity in July 2000. The LIBOR rate at June 30, 1996 was 5.875 percent.

The U.K. notes contain covenants applicable to the U.K. subsidiary, including limitations on incurring debt, investments, merger or consolidation and transactions with affiliates. In addition, the U.K. subsidiary must maintain certain interest coverage and debt-to-equity ratios.

The fair value of the senior term and subordinated notes based upon a discounted cash flow analysis using the Company's current incremental borrowing rate approximates their carrying values at June 30, 1996.

Aggregate maturities of long-term debt are as follows:

                    Fiscal Year             (Dollars in thousands)

                       1997                        $13,668
                       1998                         17,775
                       1999                         12,897
                       2000                          2,869
                       2001                            940
                    Thereafter                      15,236
                                                   -------
                                                   $63,385
                                                   -------
                                                   -------

(28)     REGIS CORPORATION 1996

6. COMMITMENTS:

OPERATING LEASES:

The Company is committed under long-term operating leases for the rental of most of its salon locations. The terms of the leases range from 1 to 20 years, with many leases renewable for an additional 5- to 10-year term at the option of the Company, and certain leases include escalation provisions. The Company is generally required to pay additional rent based on a percentage of sales and, in most cases, real estate taxes and other expenses. Rent expense for the Company's international department store salons is based primarily on a percentage of sales.

Total rent expense includes the following:

                                       (DOLLARS IN THOUSANDS)
                                  1994           1995            1996

Minimum rent                     $29,096        $32,736         $37,386
Percentage rent based on sales     9,377          9,634          16,078
Real estate taxes and other
    expenses                      10,149         11,375          13,550
                                 --------------------------------------

                                 $48,622        $53,745         $67,014
                                 --------------------------------------
                                 --------------------------------------


FUTURE MINIMUM LEASE PAYMENTS:

As of June 30, 1996, future minimum lease payments (excluding percentage rents based on sales) due under existing noncancellable operating leases with remaining terms of greater than 1 year are as follows:

                        Fiscal Year            (Dollars in thousands)

                           1997                      $ 45,354
                           1998                        42,028
                           1999                        36,041
                           2000                        29,827
                           2001                        24,386
                        Thereafter                     85,094
                                                     --------

                        Total minimum lease payments $262,730
                                                     --------
                                                     --------

SALON DEVELOPMENT PROGRAM:

As a part of its salon development program, the Company continues to negotiate and enter into leases and commitments for the acquisition of equipment and leasehold improvements related to future salon locations.

7. INCOME TAXES:

The provision for income taxes consists of:

                                      (Dollars in thousands)
                                     1994      1995      1996
Current:
 Federal                            $2,439    $9,541    $10,901
 State                               1,097     2,046      2,746
 International                         348         6         15

Deferred:
 United States                        (568)     (979)      (271)
 International                        (300)                 463
                                    ---------------------------
                                    $3,016   $10,614    $13,854
                                    ---------------------------
                                    ---------------------------

The components of the net deferred tax asset and liability are as follows:

                                                 (DOLLARS
                                                IN THOUSANDS)
                                               1995      1996
Net current deferred tax asset:
 Nonrecurring items                          $   552    $   362
 Insurance                                       713        632
 Compensation                                    581        812
 Other, net                                      358
                                             ------------------
                                             $ 2,204    $ 1,806
                                             ------------------
                                             ------------------

Net noncurrent deferred
  tax asset (liability):
 Depreciation and amortization               $(3,811)   $(3,081)
 Deferred rent                                 1,263      1,365
 Nonrecurring items                            2,126      1,359
 Compensation                                    725        851
 Other, net                                     (412)      (116)
                                             ------------------

                                             $  (109)   $   378
                                             ------------------
                                             ------------------

Management believes no valuation allowance for the net deferred tax asset is required due to its recoverability through reduction of future taxable income.

REGIS CORPORATION 1996     (29)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the provision for income taxes and the amount computed by applying the federal statutory income tax rate to income before income taxes is as follows:

                                           (Dollars in thousands)
                                          1994      1995      1996
Income (loss) before income taxes:
 United States                           $7,305   $25,294   $32,310
 International                             (236)      (29)      668
                                         --------------------------

                                         $7,069   $25,265   $32,978
                                         --------------------------
                                         --------------------------

Computed income tax expense
   at federal statutory rate             $2,403   $ 8,844   $11,542

Increase (decrease) in income
  taxes resulting from:
 State income taxes, net of
   federal income
   tax benefit                              563     1,130     1,621
 Net effect of targeted jobs
   tax credit                              (459)     (486)
 Other, principally nondeductible
   acquisition costs                        509     1,126       691
                                         --------------------------

    Income tax expense                   $3,016   $10,614   $13,854
                                         --------------------------
                                         --------------------------

8. EMPLOYEE BENEFIT PLANS:

EMPLOYEE STOCK OWNERSHIP PLAN:

The Company has a qualified employee stock ownership plan (ESOP) covering substantially all field supervisors, warehouse and corporate office employees. Contributions to the ESOP are at the discretion of the Company.

PROFIT SHARING PLAN:

The Company has a qualified profit sharing plan (PSP) covering the same employees as its ESOP. Contributions to the PSP are at the discretion of the Company.

EXECUTIVE STOCK AWARD PLAN:

The Company has a nonqualified executive stock award plan (ESAP) covering those employees not eligible to participate under the qualified ESOP and PSP. Contributions to the ESAP are at the discretion of the Company.

STOCK PURCHASE PLAN:

The Company has an employee stock purchase plan (SPP) available to substantially all employees. Under terms of the plan, eligible employees may purchase the Company's common stock through payroll deductions. The Company contributes an amount equal to 15 percent of the purchase price of the stock to be purchased, not to exceed $1,200,000 in the aggregate.

Company contributions to the aforementioned plans, which are charged to earnings in the period contributed, included the following:

                                  (Dollars in thousands)
                                  1994    1995    1996

  ESOP                            $344    $428    $616
  PSP                                      119
  ESAP                             131     197     231
  SPP                               97     115     150

EMPLOYEE STOCK OPTION PLAN:

The Company's Stock Option Plan (the Plan), as amended, provides for granting both incentive stock options and nonqualified stock options. A total of 1,650,000 shares of common stock may be granted under the Plan to employees of the Company for a term not to exceed 10 years from the date of grant. The Plan contains restrictions on transferability, time of exercise, exercise price and on disposition of any shares acquired through exercise of the options. Incentive stock options are granted at not less than fair market value on the date of grant. The Board of Directors determines the Plan participants and establishes the terms and conditions of each option.

Stock options and shares reserved for grant are as follows:


                                                  Options Outstanding
                                  Shares      --------------------------
                                 Reserved                      Price
                                 for Grant       Shares      Per Share

Balance, June 30, 1993            393,000       207,000   $ 4.00 -  8.67
Additional shares reserved        600,000
Granted                          (733,500)      733,500     7.50 -  8.67
Cancelled                          22,200       (22,200)    4.00 -  8.67
Exercised                                        (1,800)       4.00
                                 ---------------------------------------

Balance, June 30, 1994            281,700       916,500     4.00 -  8.67
Additional shares reserved        450,000
Granted                          (166,500)      166,500       12.37
Cancelled                          21,900       (21,900)    4.00 -  8.67
Exercised                                       (19,482)    4.00 -  8.67
                                 ---------------------------------------

Balance, June 30, 1995            587,100     1,041,618     4.00 - 12.37
Granted                          (216,000)      216,000       17.67
Cancelled                          30,000       (30,000)    4.00 - 12.37
Exercised                                      (107,625)    4.00 - 12.37
                                 ---------------------------------------

Balance, June 30, 1996            401,100     1,119,993   $ 4.00 - 17.67
                                 ---------------------------------------
                                 ---------------------------------------

Options exercisable at
  June 30, 1996                                 277,293   $ 4.00 - 12.37

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, a new standard of accounting and reporting for stock-based compensation plans. The Company is not required to adopt the new standard until fiscal 1997. The Company will continue to measure compensation cost, if any, for its stock option plans using the intrinsic value based method of accounting it has

(30)     REGIS CORPORATION 1996
historically used. Therefore, the new standard will have no effect on the Company's operating results. The Company's financial statement disclosures will be expanded in fiscal 1997, as required, to include pro forma disclosures as if the fair value based method of accounting had been followed.

BOARD OF DIRECTORS STOCK OPTION PLAN:

The Company also has a stock option plan for its outside directors. Options to purchase 63,000 shares of common stock at prices ranging from $4.00 to $17.67 per share have been granted through 1996. All options vest over a 4-year period. At June 30, 1996, there were 23,625 options exercisable at prices ranging from $4.00 to $12.37 per share. During fiscal 1996, 5,625 options were exercised.

OTHER:

The Company has established several unfunded deferred compensation plans which cover certain management and executive personnel. The amounts charged to earnings for these plans were $106,000 in 1994, $128,000 in 1995 and $379,000 in 1996.

The Company has a survivor benefit plan for the Chairman of the Board's spouse, payable upon his death, at a rate of $300,000 annually, adjusted for inflation. The Company has the ability and intent to fund future payments through certain life insurance policies on the Chairman of the Board.

9. GEOGRAPHIC BUSINESS OPERATIONS:

The Company owns and operates hairstyling and hair care salons throughout the United States and in several other countries, principally the U.K. A summary of the Company's operations by geographic area is presented below. All intercompany revenues and expenses have been eliminated.

                               (Dollars in thousands)
                            1994        1995      1996
Sales:
 United States            $332,110   $370,251   $413,734
 International              44,861     51,937     85,708
                          ------------------------------

                          $376,971   $422,188   $499,442
                          ------------------------------
                          ------------------------------
Operating income:
 United States            $ 24,474   $ 29,228   $ 35,614
 International                 564      1,101      2,615
                          ------------------------------

                          $ 25,038   $ 30,329   $ 38,229
                          ------------------------------
                          ------------------------------
Total assets:
 United States            $158,547   $159,570   $193,174
 International               7,452      6,753     28,000
                          ------------------------------

                          $165,999   $166,323   $221,174
                          ------------------------------
                          ------------------------------


REPORT OF INDEPENDENT
ACCOUNTANTS

To the Shareholders and Directors of
Regis Corporation:

We have audited the accompanying consolidated balance sheet of Regis Corporation as of June 30, 1995 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended June 30, 1994, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Regis Corporation as of June 30, 1995 and 1996, and the consolidated results of its operations and its cash flows for the years ended June 30, 1994, 1995 and 1996, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand, L.L.P.

Coopers & Lybrand, L.L.P.

Minneapolis, Minnesota
August 20, 1996



REGIS CORPORATION 1996     (31)

                        QUARTERLY FINANCIAL DATA (UNAUDITED)


                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                    QUARTER ENDED
                  -----------------------------------------------     YEAR
                  SEPTEMBER 30   DECEMBER 31   MARCH 31   JUNE 30     ENDED
 1996
Sales              $111,720       $126,604     $126,199  $134,919    $499,442
Operating
   income             8,442         10,353        8,841    10,593      38,229
Net income            4,177          5,175        4,409     5,363      19,124
Primary net
   income
   per share (a)        .24            .29          .24       .29        1.06
Fully diluted
   net income
   per share (a)        .23            .29          .24       .29        1.05
Dividends
   declared
   per share           .017           .017         .017       .02         .07

 1995
Sales              $102,369       $108,366     $102,657  $108,796    $422,188
Operating
   income             7,078          8,007        6,657     8,587      30,329
Net income            3,126          4,040        3,216     4,269      14,651
Primary
   net income
   per share (b)        .19            .24          .19       .25         .86(c)
Fully diluted
   net income
   per share (b)        .18            .23          .18       .24         .84(c)


(a)For the quarters ended September 30, 1995, December 31, 1995, March 31, 1996 and June 30, 1996 and the full year 1996, exclusive of nonrecurring gains, primary net income per share would have been $.23, $.29, $.23, $.28 and $1.04, respectively. Exclusive of nonrecurring gains, fully diluted net income per share for the aforementioned periods would have been $.23, $.28, $.23, $.28 and $1.03, respectively.

(b)For the quarters ended September 30, 1994, December 31, 1994, March 31, 1995 and June 30, 1995 and the full year 1995, exclusive of nonrecurring gains, primary net income per share would have been $.18, $.22, $.18, $.24 and $.82, respectively. Exclusive of nonrecurring gains, fully diluted net income per share for the aforementioned periods would have been $.17, $.21, $.17, $.23 and $.80, respectively.

(c)The summation of quarterly net income per share does not equate to the calculation for the full fiscal year, as quarterly calculations are performed on a discrete basis.