Form 10-K, Exhibit 13
period 1997-06-30
REGIS CORP
filed 1997-09-24
CIK 716643

SELECTED FINANCIAL DATA

(IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth, for the periods indicated, selected financial data derived from the Company's consolidated financial statements.


                                   1997           1996          1995             1994                1993
    Revenues                   $713,219       $617,307       $524,253       $453,561           $ 388,862
    Operating income (a)         28,447         26,167         26,644         25,712              29,184
    Net income (b)                6,574          9,451         11,590          3,883               8,805
    Net income per share (b)        .28            .42            .53            .20                 .49
    Total assets                331,535        303,954        244,836        226,944             183,062
    Long-term debt, including
       current portion          113,462        102,381         85,092         82,991              66,787
    Dividends declared              .08            .07            ---            ---                 ---



    (a) The following information is provided to facilitate operating income comparisons, absent the impact of certain nonrecurring activity. The Company reported nonrecurring charges in 1997 and 1996 of $18,731 and $12,823, respectively. These charges related to restructuring activities in 1997 and 1996 and additionally to merger and transaction costs in 1997. Exclusive of these nonrecurring items, operating income would have been $47,178 in 1997 and $38,990 in 1996.
    (b) The following information is provided to facilitate earnings comparisons, absent the impact of certain nonrecurring activity. The Company reported nonrecurring gains (charges) in 1997, 1996, 1995, 1994 and 1993 of ($17,830), ($12,123), $1,195, ($10,000) and ($5,265),
         respectively, primarily associated with the merger and transaction and restructuring charges related to Supercuts in 1997 and 1996, and the resolution of litigation with MEI Salons in 1995, 1994 and 1993. Exclusive of these nonrecurring items, net income and net income per share, respectively, would have been $21,337 and $.92 in 1997, $16,981 and $.75 in 1996, $10,885 and $.50 in 1995, $9,883 and $.50 in 1994
         and $11,806 and $.66 in 1993.

--------------------------------------------------------------------------------
KEY RATIOS


                                             FOR THE YEARS ENDED JUNE 30,

                                                  1997      1996
    Cash flow per share*                         $1.77     $1.50
    Gross margin percentage                       42.8%     42.4%
    Product sales mix                             27.3%     25.3%
    Operating income as a percent of revenues **   6.6%     6.3%

*   Represents net income, excluding nonrecurring charges and noncash items
** Excludes nonrecurring charges (see Notes 3 and 8 to the Consolidated Financial Statements)
--------------------------------------------------------------------------------


ANNUAL RESULTS

    The following table sets forth for the periods indicated certain information derived from the Company's Consolidated Statement of Operations expressed as a percent of revenues. The percentages are computed as a percent of total Company revenues, except as noted.



                                                             FOR THE YEARS ENDED JUNE 30,
                                                        1997                 1996           1995

    Company-owned service revenues (1)                 72.7%               74.7%          75.9%
    Company-owned product revenues (1)                 27.3                25.3           24.1
    Franchise income                                    3.8                 4.1            4.8

    Company-owned operations:
       Profit margins on service (2)                   41.9                41.3           40.6
       Profit margins on product (3)                   45.0                45.7           46.2
       Direct salon (1)                                 9.5                10.1           11.4
       Rent (1)                                        14.0                13.8           12.9
       Depreciation (1)                                 3.4                 3.6            3.5

         Direct salon contribution (1)                 15.9                14.9           14.1

    Selling, general and administrative                11.0                10.6           11.6
    Depreciation and amortization                       1.2                 1.0             .8

    Operating income                                    4.0                 4.2            5.1
    Income before income taxes                          2.8                 2.8            3.8
    Net income                                           .9                 1.5            2.2

    Operating income, excluding nonrecurring charges    6.6                 6.3            5.1
    Net income, excluding nonrecurring charges          3.0                 2.8            2.1

    (1)  Computed as a percent of company-owned revenues
    (2)  Computed as a percent of service revenues
    (3)  Computed as a percent of product revenues



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

SUMMARY

Regis Corporation, based in Minneapolis, is the largest owner, operator and franchisor of mall-based hair and retail product salons in the world. The Regis worldwide operations include 3,293 hairstyling salons at June 30, 1997 in six divisions: Regis Hairstylists, Supercuts, MasterCuts, Trade Secret, Wal-Mart and International. Worldwide operations include 757 franchised Supercuts salons and 52 other franchised salons operating primarily in the Trade Secret division. The Company has more than 25,000 employees worldwide.

During fiscal 1997, the Company's consolidated revenues increased 15.5 percent to a record $713,219,000. Operating income grew 21.0 percent to $47,178,000 before nonrecurring charges of $18,731,000 related to the Supercuts' merger and restructuring activities. Exclusive of these nonrecurring items, fiscal 1997 net income was $.92 per share, an increase of 22.7 percent, compared to $.75 per share in the prior year.

Financial data for all periods presented reflect the retroactive effects of the October 1996 merger with Supercuts which has been accounted for as a pooling-of-interests (See Note 3 to the Consolidated Financial Statements). The financial statements have been prepared by combining the current and historical financial statements of Regis Corporation with those of Supercuts for each of the periods presented and including adjustments to conform the historical accounting policies and practices of Supercuts to those of Regis.

YEAR-END COMPARISONS

YEAR ENDED JUNE 30, 1997 COMPARED TO YEAR ENDED JUNE 30, 1996:

REVENUES

REVENUES in fiscal 1997 were a record $713,219,000, an increase of $95,912,000, or 15.5 percent, over fiscal 1996. Nearly two-thirds of the increase is attributable to acquisitions occurring in fiscal 1997 and the full year impact of the fiscal 1996 acquisitions, with the remaining increase due to net salon openings and increases in customers served and product sales. Regis Hairstylists, Supercuts, MasterCuts, Trade Secret and Wal-Mart salons in the United States and Canada (Domestic salons) accounted for $72,851,000 of the increase in total revenues. The remainder of the revenue increase of $23,061,000 was primarily caused by the Company's mid-year fiscal 1996 acquisitions in the United Kingdom. The Company's International salons are located in the United Kingdom, South Africa, Switzerland, Mexico, Ireland, France and the United Arab Emirates (International salons).

For fiscal 1997, revenues from Regis Hairstylists were $275,258,000, an increase of 2.9 percent; revenues from Supercuts were $94,904,000 for company-owned salons, a decrease of 2.4 percent (which was caused by the planned closing or franchising of certain under-performing salons or markets as described in Note 8 to the Consolidated Financial Statements); income from Supercuts franchise operations was $23,601,000, an increase of 14.2 percent; revenues from MasterCuts salons were $94,963,000, an increase of 13.8 percent;
Trade Secret company-owned revenues were $91,412,000, an increase of 40.7 percent; fiscal 1997 revenues from Wal-Mart salons were $30,294,000, while fiscal 1996 Wal-Mart salon revenues represented only one month of operations due to the June 1996 acquisition date of that division; and International salon revenues were $99,348,000, an increase of 30.2 percent.

During fiscal 1997, same-store sales from all Domestic company-owned salons open more than 12 months increased 3.1 percent, compared to a 3.6 percent increase the previous year, or 2.0 and 3.4 percent, respectively, excluding Supercuts. Same-store sales for the United Kingdom salons (U.K. salons), the primary component of International salons, increased 2.1 percent in fiscal 1997. Same-store sales increases achieved during fiscal 1997 are primarily due to an increase in the number of customers served, especially salon maturation in the Supercuts division. A total of 70,600,000 customers were served in fiscal 1997, an increase of 9.6 percent, from 64,400,000 customers served in fiscal 1996. The Company utilizes an audiovisual-based training system in its salons. Management believes this training system provides its employees with improved customer service and technical skills, and positively contributes to the increase in customers served.

System-wide sales, inclusive of non-consolidated sales generated from franchisee salons, increased 13.0 percent in fiscal 1997 to $955,102,000 from $845,515,000 in fiscal 1996. These increases in system-wide sales are the result of the total number of salons added to the system through acquisitions and net salon openings as well as same-store sales increases from existing salons. System-wide same-store sales for fiscal 1997 increased 2.6 percent.

SERVICE REVENUES in fiscal 1997 were $498,559,000, an increase of $56,193,000, or 12.7 percent, over fiscal 1996. This increase was due to acquisitions, net salon openings, and same-store sales growth.

PRODUCT REVENUES in fiscal 1997 were $187,620,000, an increase of $38,097,000, or 25.5 percent, over fiscal 1996. This increase was due to acquisitions, net salon openings, and same-store sales growth. Product revenues as a percent of total company-owned revenues increased to 27.3 percent of revenues compared to
25.3 percent of revenues in 1996.

FRANCHISE INCOME, including royalties and initial franchise fees from franchisees, and product sales made by the Company to franchisees, increased 6.4 percent in fiscal 1997 to $27,040,000 from $25,418,000 in fiscal 1996. This increase is the result of an increase in franchisee sales, which are not included in the Company's consolidated revenues.

                        MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

COST OF SERVICE

Cost of service revenues in fiscal 1997 was $289,621,000, compared to $259,765,000 in fiscal 1996. The gross profit margins on service revenues for fiscal 1997 improved 60 basis points to 41.9 percent. This improvement is primarily due to sales maturation in the Supercuts division matched against fixed cost payrolls.

COST OF PRODUCT

Cost of product revenues in fiscal 1997 was $103,181,000, compared to $81,165,000 in fiscal 1996. The gross profit margins on product revenues for fiscal 1997 declined 70 basis points to 45.0 percent. The decline in product margins was due primarily to the increase in Trade Secret revenues as a percent of total Company revenues, as Trade Secret product margins are somewhat lower than the other divisions. Additionally, the Company responded to a disappointing Christmas season by discounting retail products in the third quarter of 1997. This bolstered the same-store sales growth but also reduced margins.

DIRECT SALON

This expense category includes direct costs associated with salon operations such as advertising, promotion, insurance, telephone and utilities. Direct salon expense increased $5,047,000 to $64,962,000 in fiscal 1997, but improved as a percent of revenues to 9.5 percent in fiscal 1997 from 10.1 percent in fiscal 1996. The improvement resulted primarily from an increased ability to leverage these costs against increased revenues from a maturing salon base as well as controls maintained over advertising costs in the Regis and MasterCuts divisions.

RENT

Rent expense in fiscal 1997 was $95,726,000, or 14.0 percent of revenues, compared to $81,634,000, or 13.8 percent of revenues, in fiscal 1996. The percentage increase is due to the mid-year fiscal 1996 acquisitions in the United Kingdom, as well as the Wal-Mart acquisition in June 1996. When compared to Domestic salon operations, the U.K. salons and the Wal-Mart salons have higher rent expense and lower selling, general and administrative expense because certain costs are absorbed by department and discount stores and passed on as rent.

DEPRECIATION SALON LEVEL

Depreciation expense at the salon level remained fairly consistent at 3.4 percent of revenues, improving 20 basis points over fiscal 1996.

DIRECT SALON CONTRIBUTION

For reasons described above, direct salon contribution, representing company-owned salon revenues less associated operating expenses, improved in fiscal 1997 to 15.9 percent of company-owned revenues, or $109,259,000, compared to 14.9 percent of company-owned revenues, or $88,368,000, in fiscal 1996.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative (SG&A) expense increased to $78,666,000, or
11.0 percent of revenues, in fiscal 1997 from $65,133,000, or 10.6 percent of revenues, in fiscal 1996. Expenses in this category include field supervision (payroll, related taxes and travel) and home office administration costs (such as warehousing, salaries, occupancy costs and professional fees). The increase is primarily a result of higher warehouse expenses due to volume increases. In addition, SG&A expense for the International division is higher than fiscal 1996 due to an extended transition period for the 1996 acquisitions.

All direct and indirect expenses associated with franchise operations, other than the cost of products sold to franchisees, are included in SG&A expense. The cost of products sold and associated franchise activities remained relatively consistent in both 1997 and 1996.

DEPRECIATION AND AMORTIZATION CORPORATE

Depreciation and amortization increased slightly in fiscal 1997 to 1.2 percent of revenues from 1.0 percent in fiscal 1996. Amortization expense has increased due to the increased level of intangible assets associated with the Company's salon acquisition activity. Depreciation expense within this category has remained relatively consistent as a percent of revenues.

MERGER AND TRANSACTION COSTS

See Note 3 to the Consolidated Financial Statements.

RESTRUCTURING CHARGES

See Note 8 to the Consolidated Financial Statements.

OPERATING INCOME

Operating income in fiscal 1997 was $28,447,000 compared to $26,167,000 in fiscal 1996. Both years were significantly affected by merger and transaction costs and restructuring charges (nonrecurring charges).

Exclusive of nonrecurring charges, operating income in fiscal 1997 improved to $47,178,000, or 6.6 percent of revenues, an increase of $8,188,000, or 21.0 percent, over fiscal 1996 operating income of $38,990,000, or 6.3 percent of revenues. This improvement is attributable primarily to improved gross margins, the leveraging of direct salon expense, partially offset by higher SG&A expenses as a percent of revenues.

INTEREST

Interest expense in fiscal 1997 was $10,264,000, or 1.4 percent of revenues, compared to $9,880,000, or 1.6 percent of revenues, in fiscal 1996. The decline is primarily due to reduced interest rates.

NONRECURRING ITEMS

See Note 4 to the Consolidated Financial Statements.

INCOME TAXES

The Company's effective tax rate in fiscal 1997 was 66.6 percent of pre-tax income compared to 45.6 percent of pre-tax income in fiscal 1996. The increase in the effective rate is attributable to certain nondeductible merger and transaction costs associated with the Supercuts merger. Additionally, as reflected in the Statement of

Operations for Supercuts for the quarter ended September 30, 1996, Supercuts recorded as part of its September 30, 1996 income tax provision, a $1,500,000 change in estimate associated with income tax matters related to years prior to 1996. This change in estimate includes tax changes resulting from the completion of an Internal Revenue Service examination in the quarter ended September 30, 1996. Accordingly, this change in estimate is included in the financial results for the combined companies of Regis and Supercuts for fiscal 1997.

NET INCOME

Net income in fiscal 1997 was $6,574,000, or $.28 per share, compared to net income in fiscal 1996 of $9,451,000, or $.42 per share. Exclusive of nonrecurring items, net income in fiscal 1997 increased to $21,337,000, or $.92 per share, compared to net income in fiscal 1996 of $16,981,000, or $.75 per share, an earnings per share increase of 22.7 percent.

YEAR-END COMPARISONS

YEAR ENDED JUNE 30, 1996 COMPARED TO YEAR ENDED JUNE 30, 1995:

REVENUES

REVENUES in fiscal 1996 were a record $617,307,000, representing an increase of $93,054,000, or 17.7 percent, over fiscal 1995. Nearly 50 percent of the increase is attributable to acquisitions occurring in fiscal 1996 and the full year impact of the fiscal 1995 acquisitions, with the remaining increase due to net salon openings and increases in customers served and product sales. Domestic salons accounted for $60,230,000 of the increase in total revenues. The remainder of the revenue increase, or $32,824,000, was related to the Company's International salon operations which was largely influenced by the Company's fiscal 1996 acquisitions in the United Kingdom.

For fiscal 1996, revenues from Regis Hairstylists were $267,576,000, an increase of 4.1 percent; revenues from Supercuts were $97,196,000 for company-owned salons, an increase of 18.9 percent; income from Supercuts franchise operations was $20,669,000, an increase of 1.6 percent; revenues from MasterCuts salons were $83,411,000, an increase of 18.3 percent; Trade Secret company-owned revenues were $64,960,000, an increase of 39.8 percent; and International salon revenues were $76,287,000, an increase of 75.5 percent.

During fiscal 1996, same-store sales from Domestic company-owned salons, exclusive of Supercuts, open for more than 12 months increased 3.4 percent compared to a 4.2 percent increase the previous year. Same-store sales for the U.K. salons increased 1.5 percent in fiscal 1996. A total of 64,400,000 customers were served in fiscal 1996, an increase of 10.1 percent, from 58,500,000 customers served in fiscal 1995. The Company utilizes an audiovisual-based training system in its salons. Management believes this training system provides its employees with improved customer service and technical skills and positively contributes to the increase in customers served.

System-wide sales, inclusive of non-consolidated sales from franchisee salons, increased 17.4 percent to $845,515,000 from $719,933,000 in fiscal 1996 and 1995, respectively. This increase in system-wide sales is the result of the total number of salons in the system increasing over the past 12 months as well as same-store sales increases. System-wide same-store sales for fiscal 1996 increased 3.3 percent.

SERVICE REVENUES in fiscal 1996 were $442,366,000, an increase of $63,423,000, or 16.7 percent, over fiscal 1995. This increase was due to acquisitions, net salon openings, and same-store sales growth.

PRODUCT REVENUES in fiscal 1996 were $149,523,000, an increase of $29,142,000, or 24.2 percent, over fiscal 1995. The increase was due to acquisitions, net salon openings, and same-store sales growth.

FRANCHISE INCOME increased 2.0 percent in fiscal 1996 to $25,418,000 from $24,929,000 in fiscal 1995. This increase is the result of an increase in franchise sales, partially offset by a lower level of franchisee openings in 1996 compared to 1995.

COST OF SERVICE

Cost of service revenues in fiscal 1996 was $259,765,000, compared to $225,102,000 in fiscal 1995. The gross profit margins on service revenues in fiscal 1996 improved 70 basis points to 41.3 percent, compared to 40.6 percent in fiscal 1995. This improvement is primarily due to improved sales leverage on the salaries and commissions structure at Regis Hairstylists, which is the major component of cost of service. Improved service margin was also the result of improved Supercuts margins, primarily due to fixed cost payroll matched against maturing sales volume.

COST OF PRODUCT

Cost of product revenues in fiscal 1996 was $81,165,000, compared to $64,777,000 in fiscal 1995. The resulting gross product margin in fiscal 1996 declined 50 basis points to 45.7 percent, compared to 46.2 percent in fiscal 1995. One primary factor for this change is due to the increase in Trade Secret revenues as a percent of total Company revenues, as Trade Secret product margins are somewhat lower than the other divisions. Also, Supercuts recognized a negative physical inventory adjustment in fiscal 1996.

DIRECT SALON

Direct salon expenses increased $3,204,000 to $59,915,000 in fiscal 1996, but decreased as a percent of revenues to 10.1 percent in fiscal 1996 down from 11.4 percent in fiscal 1995. Expenses include costs associated with salon operations such as advertising, promotion, insurance, telephone and utilities. The improvement came primarily from an increased ability to leverage these costs against a maturing salon base in the Supercuts division, as well as controls maintained over advertising costs in the Regis and MasterCuts divisions.

RENT

Rent expense in fiscal 1996 was $81,634,000, or 13.8 percent of revenues, compared to $64,439,000, or 12.9 percent of revenues, in fiscal 1995. The percentage increase is due to the fiscal 1996 acquisitions in the United Kingdom. When compared to Domestic salon operations, the U.K. salon operations have higher rent expense and lower selling, general and administrative expenses, because certain costs are absorbed by department stores and passed on as rent.

DEPRECIATION SALON LEVEL

Depreciation expense at the salon level remained fairly consistent at 3.6 percent of revenues, increasing only 10 basis points over fiscal 1995.

DIRECT SALON CONTRIBUTION

For reasons described above, direct salon contribution, representing company-owned salon revenues less associated operating expenses, improved in fiscal 1996 to 14.9 percent of company-owned revenues, or $88,368,000, compared to 14.1 percent of company-owned revenues, or $70,593,000, in fiscal 1995.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expense improved as a percent of total revenues to 10.6 percent from 11.6 percent in fiscal 1996 and 1995, respectively. These expenses totaled $65,133,000 in fiscal 1996 compared to $60,685,000 in fiscal 1995. Expenses in this category include field supervision (payroll, related taxes and travel) and home office administration costs (such as warehousing, salaries, occupancy costs and professional fees). This improvement as a percent of revenues is due to sales leveraging of the Supercuts division. A portion of the improvement is also attributable to the fiscal 1996 U.K. salon acquisitions which, as described above, have a lower level of SG&A expense. The balance of the rate improvement was due to continued sales leveraging of fixed and semi-fixed costs. The direct and indirect costs associated with franchise activities remained relatively consistent in both 1996 and 1995.

DEPRECIATION AND AMORTIZATION--CORPORATE

Depreciation and amortization increased slightly in fiscal 1996 to 1.0 percent of revenues from .8 percent in fiscal 1995. Amortization costs have increased due to the increased level of intangible assets associated with the Company's salon acquisition activity. Depreciation expense within this category has remained relatively consistent as a percent of revenues.

RESTRUCTURING CHARGES

See Note 8 to the Consolidated Financial Statements.

OPERATING INCOME

Operating income was $26,167,000 in fiscal 1996 compared to $26,644,000 in fiscal 1995, with 1996 significantly affected by Supercuts restructuring charges.

Exclusive of restructuring charges of $12,823,000, operating income in fiscal 1996 improved to $38,990,000, or 6.3 percent of revenues, an increase of $12,346,000, or 46.3 percent, over fiscal 1995 operating income of $26,644,000, or 5.1 percent of 1995 revenues. This improvement is attributable primarily to improved gross margins and the leveraging of SG&A expense as a percent of revenues.

INTEREST

Interest expense for fiscal 1996 was $9,880,000, or 1.6 percent of revenues, compared to $8,774,000, or 1.7 percent of revenues, in fiscal 1995.

NONRECURRING ITEMS

See Note 4 to the Consolidated Financial Statements.

INCOME TAXES

The Company's effective income tax rate in fiscal 1996 was 45.6 percent of pre-tax income compared to 41.6 percent of pre-tax income in fiscal 1995. The increase in the effective rate is attributable to the Company's inability to fully utilize the income tax benefits of the Supercuts operating losses in certain states.

NET INCOME

Net income in fiscal 1996 was $9,451,000, or $.42 per share, compared to net income in fiscal 1995 of $11,590,000, or $.53 per share. Exclusive of nonrecurring items, net income in fiscal 1996 would have been $.75 per share, compared to net income in fiscal 1995 of $.50 per share, an increase of 50 percent.


EFFECTS OF INFLATION

The Company compensates its Regis Hairstylists and International salon employees with percentage commissions based on sales they generate, thereby enabling salon payroll expense as a percent of revenues to remain relatively constant. Accordingly, this provides the Company certain protection against inflationary increases, as payroll expense and related benefits (the Company's major expense components) are, with respect to these divisions, variable costs of sales. The Company does not believe inflation, due to its low rate, has had a significant impact on the results of operations associated with hourly paid hairstylists for the Supercuts, MasterCuts, Trade Secret or Wal-Mart divisions.

LIQUIDITY AND CAPITAL RESOURCES

Customers generally pay for salon services and merchandise in cash at the time of sale, which reduces the Company's working capital requirements. Net cash provided by operating activities in fiscal 1997 was $34,857,000, compared to $38,806,000 during the same period the previous year. The decrease between the two periods was primarily due to increased payments in fiscal 1997 associated with the Supercuts merger and restructuring costs. Payments for these items were $18,263,000 compared to $2,517,000 in 1997 and 1996, respectively.

CAPITAL EXPENDITURES AND ACQUISITIONS

During fiscal 1997, the Company had worldwide capital expenditures of $42,185,000, of which $2,760,000 related to acquisitions. The Company constructed 174 new salons (28 Regis Hairstylists,

4 Supercuts, 36 MasterCuts, 56 Trade Secret, 24 Wal-Mart and 26 International) and added 1,229 salons through merger and acquisitions, 1,170 of which were Supercuts (430 company-owned and 740 franchised salons). The Company also completed 72 major remodeling projects, including eight conversions of existing salons to another salon concept. All capital expenditures during fiscal 1997 were funded by the Company's operations and borrowings under its revolving credit facility. Additional system-wide salon growth was achieved through the opening of 31 Supercuts franchise salons since the merger date.

The Company anticipates its worldwide salon development program for fiscal 1998 will include approximately 200 new salons and 60 major remodeling and conversion projects. It is expected that expenditures for these new salons and other projects will be approximately $41,000,000 in fiscal 1998, excluding capital expenditures for acquisitions and the Company's new distribution center.

FINANCING

In October 1996, the Supercuts facility was refinanced under terms and conditions consistent with that of the Company's long-term borrowings with $22,000,000 of additional long-term notes requiring repayments of $10,000,000 and $12,000,000 in fiscal 2005 and 2007. Also, in October and December 1996, the Company borrowed an additional $10,000,000 and $5,000,000, under long-term senior term notes with repayments required during the period fiscal 1998 through 2005, to fund merger-related costs and to pay down the Regis revolving credit facility. In April 1997, the Company borrowed an additional $8,000,000 under long-term senior term notes with repayment in fiscal 2007, to pay down 11.52 percent senior term notes. These additional term note borrowings bear interest at fixed rates ranging from 7.16 to 8.18 percent.

In March 1997, the Company entered into a treasury lock agreement for the purpose of establishing the effective interest rate on the $14,000,000 senior term note expected to be refinanced in June 1998. The contract was entered into to reduce the risk to the Company of future interest rate fluctuations. The contract has a notional amount of $14,000,000 and is tied to the U.S. government ten-year treasury note rate. At the settlement date in June 1998, the gain or loss on the contract will be recognized. The deferred unrealized loss related to this contract was not material at June 30, 1997. The Company does not enter into financial instruments for trading or speculative purposes.

The Company increased its revolving credit facility in April 1997. The revolving credit facility allows for borrowings up to $25,000,000, bears interest at the prime rate, and matures in October 1998. The prime rate at June 30, 1997 and 1996 was 8.50 and 8.25 percent, respectively. The facility also allows for borrowings bearing interest at LIBOR rates plus 1.50 percent. The average LIBOR rate utilized by the Company was 5.78 percent at June 30, 1997. The revolving credit facility requires a quarterly commitment fee at the rate of 1/4 percent per year on the unused portion of the facility.

The weighted average interest rate on this facility was 7.67 percent and 8.25 percent, respectively, at June 30, 1997 and June 30, 1996.

As the Company continues to expand, the need for additional warehouse and distribution capabilities also increases. In July 1997, in connection with the construction of a new distribution center in Tennessee, the Company entered into an additional credit facility. The credit facility allows for borrowings up to $15,000,000, bears interest at the prime rate, and matures in December 1998. The facility also allows for borrowings bearing interest at an adjusted LIBOR rate.

At June 30, 1997, the U.K. term notes have been classified as current as a result of noncompliance with certain loan covenants. The Company is currently in negotiations and intends to re-establish this financing as long-term during fiscal 1998.

See merger and transaction costs discussed in Note 3 to the Consolidated Financial Statements.

See restructuring activities discussed in Note 8 to the Consolidated Financial Statements.

The Company translates the financial statements of its international subsidiaries to U.S. dollars for financial reporting purposes, and accordingly is subject to fluctuations in currency exchange rates.

The Company has already begun the necessary software conversion and programming modifications necessary to comply with the Year 2000 computer software issues. The Company does not expect these activities to materially impact earnings.

Management believes that cash generated from operations and amounts available under its revolving credit facilities will be sufficient to fund its anticipated capital expenditures and required debt repayments for the foreseeable future.

DIVIDENDS

The Company paid dividends of $.08 per share during fiscal 1997 and $.07 per share during fiscal 1996. On August 14, 1997, the Board of Directors of the Company declared a $.02 per share quarterly dividend payable September 9, 1997, to shareholders of record on August 25, 1997.

OTHER

During fiscal 1997, the Company resolved the litigation brought by David E. Lipson and DEL Holding Corporation (DEL), a corporation controlled by Mr. Lipson, against Supercuts. The Company paid Mr. Lipson and DEL $6,700,000 in complete settlement of all claims of Mr. Lipson, DEL or any other entity controlled by Mr. Lipson. See Note 4 to the Consolidated Financial Statements. This was funded through the issuance of the Company's common stock.

CONSOLIDATED BALANCE SHEET

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                JUNE 30
                                                  ------------------------------
ASSETS                                                 1997                 1996
Current assets:
    Cash                                             $8,935              $7,558
    Accounts receivable, net                         12,388              10,640
    Inventories                                      42,596              32,507
    Deferred income taxes                             6,335               6,687
    Other current assets                              6,819               9,691
                                                   ----------------------------
    Total current assets                             77,073              67,083

Property and equipment, net                         139,573             126,821
Goodwill                                             99,818              93,352
Other assets                                         15,071              16,698
                                                   ----------------------------
    Total assets                                   $331,535            $303,954
                                                   ----------------------------
                                                   ----------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Long-term debt, current portion                 $30,722             $19,168
    Accounts payable                                 24,111              20,369
    Accrued expenses                                 37,291              47,261
                                                    ---------------------------
    Total current liabilities                        92,124              86,798

Long-term debt                                       82,740              83,213
Other noncurrent liabilities                          7,557               6,308

Commitments (Note 6)

Shareholders' equity:
    Common stock, $.05 par value; issued and
    outstanding, 23,317,924 and 22,537,161
    shares at June 30, 1997 and 1996,
    respectively                                      1,166               1,127
    Additional paid-in capital                      120,483             104,634
    Retained earnings                                27,465              21,874
                                                   ----------------------------

    Total shareholders' equity                      149,114             127,635
                                                   ----------------------------
    Total liabilities and shareholders' equity     $331,535            $303,954
                                                   ----------------------------
                                                   ----------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENT OF OPERATION


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                        YEARS ENDED JUNE 30
                                                     -------------------------------------------------------
                                                           1997                 1996                 1995
Revenues:
  Company-owned salons:
    Service                                             $498,559            $442,366            $378,943
    Product                                              187,620             149,523              120,38
                                                      ----------------------------------------------------

                                                         686,179             591,889             499,324
  Franchise income                                        27,040              25,418              24,929
                                                      ----------------------------------------------------
                                                         713,219             617,307             524,253
                                                      ----------------------------------------------------

Operating expenses:
  Company-owned:
    Cost of service                                      289,621             259,765             225,102
    Cost of product                                      103,181              81,165              64,777
    Direct salon                                          64,962              59,915              56,711
    Rent                                                  95,726              81,634              64,439
    Depreciation                                          23,430              21,042              17,702
                                                      ----------------------------------------------------
                                                         576,920             503,521             428,731

  Selling, general and administrative                     78,666              65,133              60,685
  Depreciation and amortization                            8,325               6,315               4,220
  Merger and transaction costs                            14,322
  Restructuring charges                                    4,409              12,823
  Other                                                    2,130               3,348               3,973
                                                     ----------------------------------------------------
         Total operating expenses                        684,772             591,140             497,609
                                                     ----------------------------------------------------
         Operating income                                 28,447              26,167              26,644

Other income (expense):
    Interest                                            (10,264)             (9,880)             (8,774)
    Nonrecurring items                                       901                 700               1,195
    Other, net                                               618                 390                 793
                                                      ----------------------------------------------------

         Income before income taxes                       19,702              17,377              19,858

Income taxes                                            (13,128)             (7,926)             (8,268)
                                                      ----------------------------------------------------

         Net income                                       $6,574              $9,451             $11,590
                                                      ----------------------------------------------------
                                                      ----------------------------------------------------

Net income per share                                        $.28                $.42                $.53
                                                      ----------------------------------------------------
                                                      ----------------------------------------------------

Weighted average common and
  common equivalent shares outstanding                    23,255              22,791              22,111
                                                      ----------------------------------------------------
                                                      ----------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATE STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY


(DOLLARS IN THOUSANDS)


                                                          Common Stock            ADDITIONAL
                                                   ----------------------------     PAID-IN        RETAINED
                                                    SHARES             AMOUNT       CAPITAL        EARNINGS       TOTAL
Balance, June 30, 1994                           13,965,664           $698        $87,741         $2,836        $91,275

Additional shares issued and adjustment of
  amounts previously recorded in connection
  with finalization of the 1994 resolution of
  MEI Salons litigation                              93,220              5          (505)                         (500)
Shares issued in connection with
  salon acquisitions                                184,442              9          2,886                         2,895
Shares issued in connection with employee
  benefit plans                                      10,333              1            433                           434
Proceeds from exercise of stock options               9,736              1            134                           135
Foreign currency translation adjustments                                                           (410)          (410)
Net income                                                                                        11,590         11,590
                                                 -------------------------------------------------------------------------
Balance, June 30, 1995                           14,263,395            714         90,689         14,016        105,419

Stock split effected in the form of a
  stock dividend                                  7,438,190            372          (372)
Shares issued in connection with
  subordinated debt conversion                      375,000             19          2,794                         2,813
Proceeds from sale of common stock                  370,000             18         10,013                        10,031
Shares issued in connection with
  employee benefit plans                             12,842              1            101                           102
Proceeds from exercise of stock options              77,734              3            819                           822
Tax benefit realized upon
  exercise of stock options                                                           590            590
Dividends                                                                                        (1,235)        (1,235)
Foreign currency translation adjustments                                                           (358)          (358)
Net income                                                                                         9,451          9,451
                                                 -------------------------------------------------------------------------

Balance, June 30, 1996                           22,537,161          1,127        104,634         21,874        127,635

Proceeds from sale of common stock                  500,000             25         11,100                        11,125
Shares issued in connection with
  employee benefit plans                             13,056              1            240                           241
Proceeds from exercise of stock options             267,707             13          3,656                         3,669
Tax benefit realized upon exercise of
  stock options                                                                       853                           853
Dividends                                                                                        (1,722)        (1,722)
Foreign currency translation adjustments                                                             739            739
Net income                                                                                         6,574          6,574
                                                -------------------------------------------------------------------------

Balance, June 30, 1997                           23,317,924         $1,166       $120,483        $27,465       $149,114
                                                -------------------------------------------------------------------------
                                                -------------------------------------------------------------------------




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL SATEMENTS.

CONSOLIDATED STATEMENT OF CASH FLOWS

(DOLLARS IN THOUSANDS)


                                                                          YEARS ENDED JUNE 30
                                                              ---------------------------------------
                                                                 1997            1996          1995
Cash flows from operating activities:
    Net income                                                 $6,574         $9,451        $11,590
    Adjustments to reconcile net income
         to net cash provided by operating activities:
       Depreciation and amortization                           32,084         27,789         22,402
       Deferred income taxes                                    1,114        (3,059)        (5,040)
       Merger and transaction costs                            14,322
       Provision for restructuring charge                       4,409         12,823
       MEI Salons nonrecurring charge                                                         1,805
       Changes in assets and liabilities, exclusive of
         investing and financing activities                  (23,905)        (8,701)        (1,944)
       Other                                                      259            503          1,225
                                                            ----------------------------------------
         Net cash provided by operating activities             34,857         38,806         30,038
                                                            ----------------------------------------
Cash flows from investing activities:
    Capital expenditures                                     (39,425)       (32,605)       (30,388)
    Purchases of salon assets, net of cash acquired
       and certain obligations assumed                       (10,370)       (29,343)        (3,259)
    Proceeds from sale of assets                                                              7,725
    Other                                                                                       103
                                                            ----------------------------------------
         Net cash used in investing activities               (49,795)       (61,948)       (25,819)
                                                            ----------------------------------------
Cash flows from financing activities:
    Borrowings on revolving credit facilities                 187,328        150,758         88,166
    Payments on revolving credit facilities                 (203,425)      (147,158)       (87,164)
    Proceeds from issuance of long-term debt                   45,000         29,435            440
    Repayment of long-term debt                              (21,067)       (17,164)        (9,573)
    (Decrease) increase in negative book cash balances        (4,842)          1,957          1,153
    Dividends paid                                            (1,722)        (1,235)
    Proceeds from issuance of common stock                     15,035         10,955            569
                                                            ----------------------------------------
      Net cash provided by (used in) financing activities      16,307         27,548        (6,409)
                                                            ----------------------------------------
Effect of exchange rate changes on cash                             8           (30)          (109)
                                                            ----------------------------------------

Increase (decrease) in cash                                     1,377          4,376        (2,299)

Cash:
    Beginning of year                                           7,558          3,182          5,481
                                                            ----------------------------------------

    End of year                                                $8,935         $7,558         $3,182
                                                            ----------------------------------------
                                                            ----------------------------------------

Changes in assets and liabilities, exclusive of investing
       and financing activities:
    Accounts receivable                                      $(1,222)       $(1,190)      $ (1,106)
    Inventories                                               (8,376)        (3,682)        (2,723)
    Other current assets                                        2,339        (3,299)            525
    Other assets                                                   13        (1,996)          (336)
    Accounts payable                                            6,487          1,948            784
    Accrued expenses                                         (22,396)           (80)          1,820
    Other noncurrent liabilities                                (750)          (402)          (908)
                                                            ----------------------------------------

                                                            $(23,905)       $(8,701)       $(1,944)
                                                            ----------------------------------------
                                                            ----------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES:
BUSINESS DESCRIPTION:

Regis Corporation (the Company) owns, operates and franchises hairstyling and hair care salons throughout the United States and in a number of other countries, principally the United Kingdom (U.K.). Substantially all of the hairstyling and hair care salons owned and operated by the Company in the United States are located in leased space in enclosed mall shopping centers or strip shopping centers. Franchised salons are primarily located in strip shopping centers throughout the United States.

At June 30, 1997, approximately 25 percent of the Company's outstanding common stock is owned by Curtis Squire, Inc. (CSI), which is a holding company controlled by the Chairman of the Board of Directors of the Company, and approximately 6 percent is owned by management and the Company's benefit plans.

BASIS OF PRESENTATION:

Financial and share data for all periods presented reflect the retroactive effects of the October 1996 merger with Supercuts, Inc. (Supercuts) which has been accounted for as a pooling-of-interests (see Note 3). The financial statements have been restated by combining the current and historical financial statements of Regis Corporation with those of Supercuts for each of the periods presented and including adjustments to conform the historical accounting policies and practices of Supercuts to those of Regis.

CONSOLIDATION:

The financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. In consolidation, all material intercompany accounts and transactions are eliminated.

FOREIGN CURRENCY TRANSLATION:

Financial position, results of operations and cash flows of the Company's international subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rates in effect at each fiscal year end. Income statement accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the cumulative translation account grouped within shareholders' equity.

FRANCHISE INCOME AND EXPENSES:

Franchise income includes royalties and initial franchise fees from franchisees, and product sales made by the Company to franchisees. Royalties are recognized as income in the month in which franchisee services are rendered or products are sold by franchisees. The Company recognizes income from initial franchise fees at the time franchisee salons are opened. Product sales by the Company to franchisees are recorded at the time product is shipped to franchisee locations. Franchise expenses include all direct expenses, such as the cost of product sold to franchisees by the Company, salaries, marketing costs, and an allocation of general corporate overhead and occupancy expenses. Cost of product sold to franchisees is included in other operating expenses in the Consolidated Statement of Operations. All other direct and indirect expenses associated with franchise operations are included in selling, general and administrative expenses in the Consolidated Statement of Operations.

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

Expenditures for maintenance and repairs and minor renewals and betterments which do not improve or extend the life of the respective assets are expensed. All other expenditures for renewals and betterments are capitalized. The assets and related depreciation accounts are adjusted for property retirements and disposals with the resulting gain or loss included in operations. Fully depreciated assets remain in the accounts until retired from service.

GOODWILL:

Goodwill recorded in connection with the fiscal 1989 purchase of the publicly held minority interest in the Company and with the acquisitions of business operations in which the Company has not previously been involved is amortized on a straight-line basis, generally over 40 years. Goodwill recorded in connection with acquisitions which expand the Company's existing business activities (acquisition of salon sites) is amortized on a straight-line basis, generally over 12 to 17 years depending upon the lease terms of the salon sites acquired.

ASSET IMPAIRMENT ASSESSMENTS:

The Company periodically measures and evaluates the recoverability of its tangible and intangible noncurrent assets using undiscounted cash flow analyses.

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

NET INCOME PER SHARE:

Net income per share has been computed by dividing net income by the weighted average number of common and common equivalent shares outstanding for each period presented using the modified treasury stock method. Common equivalent shares relate primarily to incentive stock options granted to employees.

In February 1997, Statement of Financial Accounting Standards No. 128 (SFAS No.
128), Earnings per Share (EPS) was issued by the Financial Accounting Standards Board. This standard, which the Company must adopt effective with its second quarter of fiscal 1998, requires dual presentation of basic and diluted EPS on the face of the Consolidated Statement of Operations. Net income per share currently presented by the Company is comparable to the diluted EPS required under SFAS No. 128. Basic EPS for the Company would be calculated based on only common shares outstanding without considering the dilutive effects of common stock equivalents.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. OTHER FINANCIAL STATEMENT DATA:

The following provides additional information concerning selected balance sheet accounts at June 30, 1997 and 1996:



                                                                 (DOLLARS IN THOUSANDS)

                                                                 1997           1996
Property and equipment:
  Land                                                           $700          $700
  Building and improvements                                     6,172         4,361
  Equipment, furniture and lease-
    hold improvements                                         237,845       213,982
  Equipment, furniture and lease-
    hold improvements under
    capital leases                                              9,983        10,621
                                                           ------------------------

                                                              254,700       229,664
  Less accumulated depreciation
    and amortization                                        (113,228)     (101,368)
  Less amortization of equipment,
    furniture and leasehold
    improvements under
    capital leases                                            (1,899)       (1,475)
                                                           ------------------------

                                                             $139,573      $126,821
                                                           ------------------------
                                                           ------------------------

Goodwill                                                     $120,429      $108,955
Less accumulated amortization                                (20,611)      (15,603)
                                                           ------------------------

                                                              $99,818       $93,352
                                                           ------------------------
                                                           ------------------------

Accrued expenses:
  Payroll and payroll related costs                           $19,923       $20,695
  Taxes                                                         3,725         5,670
  Insurance                                                     5,653         2,730
  Restructuring                                                 1,188         6,493
  Other                                                         6,802        11,673
                                                           ------------------------

                                                              $37,291       $47,261
                                                           ------------------------
                                                           ------------------------



Negative book cash balances of $376,000 and $5,218,000 at June 30, 1997 and 1996, respectively, are included in accounts payable and represent checks outstanding in excess of cash balances maintained at the respective banks.

The following provides supplemental disclosures of cash flow activity for the years ended June 30, 1997, 1996 and 1995:

                                            (DOLLARS IN THOUSANDS)
                                     1997          1996            1995
Cash paid during the year for:
    Interest                      $10,862        $9,052         $8,020
    Income taxes                   13,016         15,227         11,714

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-cash investing and financing activities include the following:

Year ended June 30, 1997:

* In connection with various acquisitions, the Company entered into seller-financed notes payable (Note 3).

Year ended June 30, 1996:

* In connection with the conversion of the Company's $2,812,500 of convertible debt, 562,500 shares of common stock were issued.

* In connection with various acquisitions, the Company entered into seller-financed notes payable (Note 3).

Year ended June 30, 1995:

* Capital lease obligations of $7,725,000 were entered into during the year under a sale-leaseback transaction. A gain of $506,000 was realized on this transaction and is being recognized over the lease term.

* In connection with 1995 acquisitions, the Company issued 276,663 shares of its common stock valued at $2,895,000.

* In connection with various acquisitions, the Company entered into seller-financed notes payable.

3. MERGERS AND ACQUISITIONS:

SUPERCUTS, INC. MERGER:

Effective October 25, 1996, the Company received shareholder approval for the merger agreement with Supercuts in a stock-for-stock merger transaction. Supercuts was the national operator of approximately 430 company-owned, and franchisor of approximately 740 affordable hair care salons at the acquisition date. Each Supercuts shareholder received .40 shares of the Company's common stock in exchange for each Supercuts common share, resulting in the issuance of approximately 4,500,000 shares of the Company's common stock. The transaction has been accounted for as a pooling-of-interests.

As a result of the merger, the Company recorded a merger and transaction charge of $14,322,000, on a pre-tax basis, during the quarter ended December 31, 1996. This charge included $7,717,000 for professional fees including investment banking, legal, accounting and miscellaneous transaction costs, $3,465,000 for severance, and a non-cash charge of $3,140,000 for the write-off of duplicative operating assets, principally associated with the closure of the Supercuts headquarters.

The severance expense of $3,465,000 covered the termination of approximately 105 Supercuts employees who had duplicate positions in corporate office functions. These corporate overhead departments included finance and accounting, human resources, legal, management information systems, purchasing, real estate and marketing. There is $1,826,000 remaining for severance liabilities for terminated employees at June 30,1997, which is included in accrued expenses.

The Supercuts transaction has been accounted for as a pooling-of-interests, therefore prior period financial statements have been restated to reflect this merger as if the merged companies had always been combined. To effect the restatement, significant accounting adjustments were necessary to conform the accounting practices of Supercuts to those of Regis.

Prior to the merger, Supercuts' fiscal year for financial reporting purposes ended on December 31. No adjustment to retained earnings was necessary to conform with Regis' year end.

Revenues and net income (loss) for the combining entities for the three years ended June 30, 1997 were as follows (dollars in thousands):

                                         SUPERCUTS,
YEAR ENDED JUNE 30         REGIS       AS CONFORMED     COMBINED

1997
Revenues                $594,714       $118,505       $713,219
Net income (loss)          13,206         (6,632)         6,574

1996
Revenues                  499,442        117,865        617,307
Net income (loss)          19,124         (9,673)         9,451

1995
Revenues                  422,188        102,065        524,253
Net income (loss)          14,651         (3,061)        11,590


NATIONAL HAIR CARE CENTERS:

Effective June 1, 1996, the Company acquired 154 salons from National Hair Care Centers, LLC. The salons are located within Wal-Mart stores and supercenters throughout the United States and perform hairstyling services and offer hair care products for sale. Of the $12,257,000 purchase price, $10,364,000 was paid in cash at closing and the balance was settled by the Company's issuance of a note for $1,797,000 and a $96,000 noncompete agreement. The cost in excess of net tangible and identifiable intangible assets acquired was approximately $6,900,000 and is being amortized on a straight-line basis over 17 years.

U.K. ACQUISITIONS:

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

OTHER ACQUISITIONS:

During 1997 and 1996, the Company made numerous additional acquisitions. The cost in excess of net tangible and identifiable intangible assets acquired was approximately $9,700,000 and $7,900,000 in 1997 and 1996, respectively, and is being amortized on a straight-line basis over periods of up to 17 years. Of the aggregate purchase price of approximately $13,900,000 associated with these acquisitions in 1997, approximately $11,300,000 was paid in cash during fiscal 1997; approximately $2,600,000 is payable during fiscal 1998. Of the aggregate purchase price of approximately $11,600,000 associated with these acquisitions in 1996, approximately $9,200,000 was paid in cash at closing and approximately $2,400,000 was payable over three years.

The aforementioned acquisitions, except Supercuts, have been recorded using the purchase method of accounting. Accordingly, the purchase prices have been allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The acquisitions in 1997, 1996 and 1995 recorded using the purchase method are not material to the Company's operations.

4. RESOLUTION OF LITIGATION:

During fiscal 1994, the Company resolved its litigation with a former joint venture partner, MEI Diversified Inc. (MEI). As part of the litigation resolution, the Company advanced $5,850,000 to Premier Salons to finance that company's acquisition of salons from the bankruptcy creditors of MEI. In return, the Company received 1,000,000 shares of $6 par value per share preferred stock of Premier Salons and a note receivable of $5,850,000, bearing interest at an annual rate of prime plus
1/2 percent. Of the note receivable balance, $850,000 was paid in March 1994 and the remaining balance of $5,000,000 is due in 60 monthly installments, commencing in January 1995. The note is partially collateralized by a department store license agreement and underlying operating assets.

During fiscal 1995, the Company received a $2,500,000 cash settlement associated with its directors and officers insurance claim. Certain other negative events also occurred in fiscal 1995 with respect to the Company's investment in and advances to Premier Salons which caused the Company to re-evaluate and write off the net carrying value ($2,305,000) of all remaining net assets associated with the fiscal 1994 MEI litigation settlement. In addition, during fiscal 1995, the Company issued 139,830 shares of its common stock to the bankruptcy creditors of MEI as final resolution of a stock guarantee. This was fewer shares than the Company originally estimated when the transaction was recorded the previous year which resulted in a $500,000 gain. As a result of these transactions, the Company recorded a $695,000 nonrecurring gain during fiscal 1995 and adjusted the amounts previously recorded by decreasing shareholders' equity by $500,000.

During fiscal 1997, 1996 and 1995, the Company received $901,000, $700,000 and $500,000, respectively, of principal payments from Premier Salons under the note agreement. The Company had previously written off the related receivable, and accordingly, has recorded these recoveries as nonrecurring gains. There is no assurance that such recoveries will continue.

During fiscal 1997, the Company resolved litigation brought by David E. Lipson (former Supercuts Chairman and Chief Executive Officer) and DEL Holding Corporation (DEL), a corporation controlled by Mr. Lipson, against Supercuts. Mr. Lipson and DEL had brought legal action against Supercuts seeking damages pursuant to a consulting agreement between DEL and Supercuts and damages allegedly sustained by Mr. Lipson as a result of alleged defamation and a delay in his ability to sell certain shares of Supercuts common stock. In resolution, the Company paid Mr. Lipson and DEL $6,700,000 in complete settlement of all claims of Mr. Lipson, DEL or any other entity controlled by Mr. Lipson. This settlement and related costs approximated amounts accrued as part of the Company's fiscal 1997 and 1996 restructuring charges (Note 8). Supercuts paid DEL approximately $225,000 and $450,000 for Mr. Lipson's services in 1996 and 1995, respectively.

5. FINANCING ARRANGEMENTS:

The Company's long-term debt consists of the following at June 30, 1997 and 1996:

                                          (DOLLARS IN THOUSANDS)

    1997 1996
Senior term notes                            $74,000   $39,000
Revolving credit facilities                   14,448    30,545
Equipment and leasehold notes
   payable                                     9,664    11,112
U.K. term notes                                8,083     9,020
Other notes payable, principally
    subordinated notes                         7,267    12,704
                                            -------------------
                                             113,462   102,381

    Less current portion                     (30,722)  (19,168)
                                            -------------------
    Long-term portion                        $82,740   $83,213
                                            -------------------
                                            -------------------

At June 30, 1997, the senior term notes consist of $60,000,000 of individual note agreements with interest rates ranging from 6.94 percent to 8.18 percent and a $14,000,000 senior term note with an interest rate of 11.52 percent. Repayment dates range from 1998 through 2007.

The Company increased its revolving credit facility in April 1997. The revolving credit facility allows for borrowings up to $25,000,000, bears interest at the prime rate, and matures in

October 1998. The prime rate at June 30, 1997 and 1996 was 8.50 percent and 8.25 percent, respectively. The facility also allows for borrowings bearing interest at LIBOR rates plus 1.50 percent. The average LIBOR rate utilized by the Company at June 30, 1997 was 5.78 percent. The revolving credit facility requires a quarterly commitment fee at the rate of 1/4 percent per year on the unused portion of the facility. The weighted average interest rate on this facility was
7.63 percent and 8.25 percent, respectively, at June 30, 1997 and June 30, 1996. A letter of credit totaling approximately $700,000 was outstanding at June 30, 1997, which reduces the amount available under the revolving credit facility. At June 30, 1996, the revolving credit facility included $21,200,000 outstanding under a former Supercuts facility which was refinanced during fiscal 1997 as part of new borrowings under senior term notes. The Company's U.K. subsidiary also has a credit facility which allows for borrowings up to approximately $5,000,000, bears interest at the LIBORrate plus 3.00 percent and is due on demand. Amounts outstanding under this facility were $3,148,000 and $245,000 at June 30, 1997 and 1996, respectively.


In March 1997, the Company entered into a treasury lock agreement for the purpose of establishing the effective interest rate on the $14,000,000 senior term note expected to be refinanced in June 1998. The contract was entered into to reduce the risk to the Company of future interest rate fluctuations. The contract has a notional amount of $14,000,000 and is tied to the U.S. government 10-year treasury note rate. At the settlement date in June 1998, the gain or loss on the contract will be recognized. The deferred unrealized loss related to this contract was not material at June 30, 1997. The Company does not enter into financial instruments for trading or speculative purposes.

The senior term notes and the revolving credit facility agreements contain covenants, including limitations on incurrence of debt, granting of liens, investments, merger or consolidation, and transactions with affiliates. In addition, the Company must maintain specified interest coverage and debt-to-equity ratios.

The equipment and leasehold notes payable are primarily comprised of capital lease obligations totaling $5,100,000 and $6,346,000 at June 30, 1997 and 1996, respectively. These capital lease obligations bear an average interest rate of approximately 12 percent and are payable in monthly installments over five years. These balances exclude future interest payable of $945,000 and $1,574,000 at June 30, 1997 and 1996, respectively.

In connection with the U.K. acquisitions (Note 3), the Company's U.K. subsidiary has various term notes, denominated in pounds sterling, primarily with U.K. banks bearing interest at rates varying from 4.00 percent to the LIBOR rate plus
2.50 percent which are subject to annual mandatory principal repayments until final maturity in July 2000. The annual LIBOR rate at June 30, 1997 was 6.06 percent.

The U.K. term notes contain covenants applicable to the U.K. subsidiary, including limitations on incurring debt, investments, merger or consolidation and transactions with affiliates. In addition, the U.K. subsidiary must maintain certain interest coverage and debt-to-equity ratios.

At June 30, 1997, the U.K. term notes have been classified as current as a result of noncompliance with certain loan covenants. The Company is currently in negotiations with the lender and intends to refinance this debt as long-term during fiscal 1998.

The Company's subordinated notes consist primarily of notes associated with various acquisitions, which bear interest in the range of 5.84 to 12.00 percent, require monthly payments over terms ranging from two to seven years and are generally subordinate to senior term notes and revolving credit facility arrangements.

The fair value of the senior term, equipment and leasehold and subordinated notes payable based upon a discounted cash flow analysis using the Company's current incremental borrowing rate approximates their carrying values at June 30, 1997.

Aggregate maturities of long-term debt at June 30, 1997 are as follows:

              FISCAL YEAR              (DOLLARS IN THOUSANDS)

                  1998                         $30,722
                  1999                          20,094
                  2000                           9,271
                  2001                           7,208
                  2002                           1,123
                Thereafter                      45,044
                                           -----------
                                              $113,462
                                           -----------
                                           -----------

In July 1997, in connection with the construction of a new distribution center, the Company entered into an additional credit facility. The credit facility allows for borrowings up to $15,000,000, bears interest at the prime rate, and matures in December 1998. The facility also allows for borrowings bearing interest at an adjusted LIBOR rate.

6. COMMITMENTS:

OPERATING LEASES:

The Company is committed under long-term operating leases for the rental of most of its company-owned salon locations. The terms of the leases range from one to 20 years, with many leases renewable for an additional five- to 10-year term at the option of the Company, and certain leases include escalation provisions. For certain leases, the Company is required to pay additional rent based on a percent of sales and, in most cases, real estate taxes and other expenses. Rent expense for the Company's international department store salons is based primarily on a percent of sales.

The Company also leases the premises in which the majority of its franchisees operate and has entered into corresponding sublease arrangements with the franchisees. These leases, generally with terms of approximately five years, are expected to be renewed on expiration. Future minimum lease payments for the next five years, which are reimbursable from the franchisees, are approximately $15,000,000 annually. All additional lease costs are passed through to the franchisees.

Total rent expense, excluding sublease rental obligations which are passed through to the franchisees, includes the following:

                                      (DOLLARS IN THOUSANDS)

                                   1997           1996            1995
Minimum rent                     $62,125        $49,667        $41,719
Percentage rent based
               on sales           16,799         16,078          9,634
Real estate taxes and
               other expenses     16,802         15,889         13,086
                               ---------------------------------------
                                 $95,726        $81,634        $64,439
                               ---------------------------------------
                               ---------------------------------------

FUTURE MINIMUM LEASE PAYMENTS:

As of June 30, 1997, future minimum lease payments (excluding percentage rents based on sales and sublease rental obligations which are passed through to the franchisees) due under existing noncancellable operating leases with remaining terms of greater than one year are as follows:

                         FISCAL YEAR              (DOLLARS IN THOUSANDS)

                           1998                        $62,111
                           1999                         56,054
                           2000                         46,434
                           2001                         35,586
                           2002                         29,440
                        Thereafter                      93,597
                                                      --------
              Total minimum lease payments            $323,222
                                                      --------
                                                      --------

SALON DEVELOPMENT PROGRAM:

As a part of its salon development program, the Company continues to negotiate and enter into leases and commitments for the acquisition of equipment and leasehold improvements related to future salon locations.

7. INCOME TAXES:

The provision for income taxes consists of:

                                      (DOLLARS IN THOUSANDS)

                                     1997     1996       1995
Current:
               Federal             $10,133   $9,142    $11,085
               State                 1,589    1,828      2,217
               International           292       15          6

Deferred:
               United States         1,138   (2,596)    (5,040)
               International           (24)    (463)
                                 ------------------------------

                                   $13,128   $7,926     $8,268
                                 ------------------------------
                                 ------------------------------

The components of the net deferred tax asset and liability are as follows:

                                                     (DOLLARS IN THOUSANDS)
                                                            1997      1996
Net current deferred tax asset:
               Nonrecurring items                            $378      $362
               Insurance                                    1,756       632
               Payroll and payroll related costs            1,313     1,513
               Restructuring                                  463     2,532
               Merger and transaction                         702
               Excess of tax over book basis
                    of certain assets associated
                    with restructuring                      1,723     1,648
                                                        -------------------
                                                           $6,335    $6,687
                                                        -------------------
                                                        -------------------

Net noncurrent deferred tax asset
(liability):
               Depreciation and amortization              $(4,214)  $(3,286)
               Deferred rent                                1,785     1,816
               Nonrecurring items                             947     1,359
               Payroll and payroll related costs            1,115       851
               Excess of tax over book basis
                    of certain assets associated
                    with salon development program          8,112     8,068
               Other, net                                     777       476
                                                        -------------------
                                                           $8,522    $9,284
                                                        -------------------

Management believes no valuation allowance for the net deferred tax asset is required due to its recoverability through carryback to income taxes paid in prior years or reduction of future taxable income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the provision for income taxes and the amount computed by applying the federal statutory income tax rate to income before income taxes is as follows:

                                                       (DOLLARS IN THOUSANDS)


                                                 1997           1996           1995
Income (loss) before
     income taxes:
  United States                                 $20,336        $16,709        $19,887
  International                                   (634)            668           (29)
                                              ---------------------------------------

                                                $19,702        $17,377        $19,858
                                              ---------------------------------------
                                              ---------------------------------------

Computed income tax
     expense at federal
     statutory rate                              $6,945         $6,082         $6,950


Increase (decrease) in
     income taxes
     resulting from:
  State income taxes, net
     of federal income
     tax benefit                                  1,033            953            971
  Nondeductible
     merger and
     transaction costs                            2,228
  Change in estimate                              1,500
  Jobs tax credit                                 (140)                         (486)
  Other, principally
     nondeductible
     goodwill                                     1,562            891            833
                                              ---------------------------------------
       Income tax
          expense                               $13,128         $7,926         $8,268
                                              ---------------------------------------
                                              ---------------------------------------



As part of its September 30, 1996 income tax provision, the Company recorded a $1,500,000 change in estimate associated with income tax matters related to years prior to 1996 resulting from the completion of an Internal Revenue Service examination.


8. RESTRUCTURING CHARGES:

During the three months ended December 31, 1995, a majority of the Board of Directors of Supercuts concluded that it was appropriate to modify Supercuts' strategic growth plans and to replace its Chairman of the Board and Chief Executive Officer (Mr. Lipson). It was decided that future expansion efforts would focus primarily on expanding with existing franchisees in existing franchise markets. Additionally, because of the significant operating losses and negative cash flow from certain salons, it was decided that salons in certain markets would be closed or sold to franchisees or other third parties.

The restructuring charge described above was $11,965,000
(as adjusted from the $18,925,000 originally reported due to conforming accounting adjustments - Note 1).

Approximately $7,000,000 of this charge related to salon closings or dispositions. The balance related principally to the Lipson litigation (Note
4). This charge was recorded in the quarter ended December 31, 1995.

In order to revise estimates included in the December 1995 restructuring charge for legal and professional fees, an additional $858,000 was charged against earnings in the quarter ended June 30, 1996. This additional charge resulted in aggregate restructuring charges of $12,823,000 for the year ended June 30, 1996. Of the $12,823,000 charge, $4,384,000 was related to non-cash activity (i.e. primarily the write-off of assets that were purchased before the merger and do not require a cash outlay for disposal).

In the quarter ended December 31, 1996, an additional $2,909,000 was charged against earnings to revise restructuring charge estimates made in fiscal 1996 and $1,500,000 was charged against earnings associated with identified Regis salon closures. The changes in the estimated June 30, 1996 restructuring charges represent changes in accounting estimates associated with litigation matters, legal and professional fees and lease obligations. Of the $4,409,000 charge recorded in the quarter ended December 31, 1996, $330,000 was related to non-cash activity.

The Supercuts and Regis salons identified for closure or disposition, related to the December 1995 and 1996 restructuring charges described above, contributed approximately $7,000,000 of annual revenues with associated after-tax annualized operating losses of approximately $1,000,000.

During the third and fourth quarters of fiscal 1997, the Company finalized its restructuring activities. The actual total restructuring costs approximated amounts previously recorded.


9. EMPLOYEE BENEFIT PLANS:

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

STOCK PURCHASE PLAN:

The Company has an employee stock purchase plan (SPP) available to substantially all employees. Under terms of the plan, eligible employees may purchase the Company's common stock through payroll deductions. The Company contributes an amount (not to exceed $1,200,000 in the aggregate) equal to 15 percent of the purchase price of the stock to be purchased.

401(K) PLAN:

Supercuts had a 401(k) defined contribution plan. As a result of the merger, the 401(k) plan was terminated on October 20, 1996. Substantially all of the assets remaining in the 401(k) plan have been distributed to participants.

Company contributions to the aforementioned plans, which are charged to earnings in the period contributed, included the following:

                          (DOLLARS IN THOUSANDS)

                      1997         1996         1995
    ESOP             $662         $616         $428
    PSP                                         119
    ESAP              257          231          197
    SPP               223          172          132
    401(k)             64          212          173

STOCK OPTIONS:

The Company's Stock Option Plan (the Plan), as amended, provides for granting both incentive stock options and nonqualified stock options. A total of 1,650,000 shares of common stock may be granted under the Plan to employees of the Company for a term not to exceed 10 years from the date of grant. Options granted to employees generally vest over a five-year period. Options may also be granted under this Plan to the Company's outside directors for a term not to exceed five years from the vesting date. Options granted to outside directors vest over a four-year period, although the previous Supercuts Board members were fully vested at time of merger.

The Plan contains restrictions on transferability, time of exercise, exercise price and on disposition of any shares acquired through exercise of the options. Incentive stock options are granted at not less than fair market value on the date of grant. The Board of Directors determines the Plan participants and establishes the terms and conditions of each option.

Separate from the Stock Option Plan described above, in an action approved by shareholders on October 23, 1996 in connection with the merger (Note 3) and effective termination of the Supercuts stock option plans, outstanding Supercuts stock options were converted to options to purchase approximately 400,000 shares of Regis common stock on the basis of the exchange ratio established to effect the merger.

Common shares available for grant as of June 30 were 53,850, 405,356 and 799,494 for 1997, 1996 and 1995, respectively. The Board has authorized, subject to shareholder approval on October 14, 1997, 550,000 additional shares be made available for grant under the Plan.

Stock options outstanding and weighted average exercise prices are as follows:


                                  OPTIONS OUTSTANDING
                                                WEIGHTED
                                                 AVERAGE
                                                EXERCISE
                                 SHARES           PRICE
Balance, June 30, 1994        1,258,032         $12.60
Granted                         179,100          12.54
Cancelled                      (63,233)          21.33
Exercised                      (20,082)           7.52
                               -------------------------

Balance, June 30, 1995        1,353,817          12.24
Granted                         473,400          16.25
Cancelled                      (79,262)          20.62
Exercised                     (114,150)           7.34
                               -------------------------

Balance, June 30, 1996        1,633,805          13.32
Granted                         307,500          20.44
Cancelled                     (102,117)          21.68
Exercised                     (271,357)          13.18
                               -------------------------

Balance, June 30, 1997        1,567,831         $14.20
                               -------------------------
                               -------------------------

At June 30, 1997, the weighted average exercise price and remaining contractual life of stock options are as follows:

RANGE OF EXERCISE          $4.00-        $14.00-        $23.25-
PRICES                     $12.38         $20.72         $34.38         TOTAL
Total options
  outstanding             879,376        360,351        328,104      1,567,831

Weighted average
  exercise price            $8.52         $17.18         $26.15         $14.20

Weighted average
  remaining
  contractual life
  in years                    6.6            8.8            8.0            7.4

Options exercisable       401,493         62,485        151,604        615,582

Weighted average
  price of exercisable
  options                   $8.17         $17.36         $29.52         $14.36

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, a standard of accounting and reporting for stock-based compensation plans. The Company adopted this standard in fiscal 1997. The Company has continued to measure compensation cost for its incentive stock plans using the intrinsic value-based method of accounting it has historically used and, therefore, the standard has no effect on the Company's operating results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Had the Company used the fair-value-based method of accounting for its stock option and incentive plans beginning in 1996 and charged compensation cost against income, over the vesting period, based on the fair value of options at the date of grant, net income and net income per common share for 1997 and 1996 would have been reduced to the following pro forma amounts:

        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                     1997      1996
Net income:
    As reported                   $6,574    $9,451
    Pro forma                      6,000     8,528

Net income per common share:
    As reported                     $.28      $.42
    Pro forma                        .26       .37

The pro forma information above only includes stock options granted in 1997 and 1996. Compensation expense under the fair-value-based method of accounting will increase over the next few years as additional stock option grants are considered.

The weighted-average fair value per option granted during 1997 and 1996 was $9.47 and $11.00, respectively. The weighted-average fair value was calculated by using the fair value of each option grant on the date of grant. The fair value of options was calculated utilizing the Black-Scholes option-pricing model and the following key assumptions:

                                        1997         1996

Risk-free interest rate                 6.41%       5.91%
Expected life in years                   6.5         7.0
Expected volatility                    35.50%      41.43%
Expected dividend yield                  .39%        .25%

OTHER:

The Company has established unfunded deferred compensation plans which cover certain management and executive personnel. The Company maintains life insurance policies on the plans' participants. The amounts charged to earnings for these plans were $385,000, $379,000 and $128,000 in 1997, 1996 and 1995, respectively.

The Company has a survivor benefit plan for the Chairman of the Board's spouse, payable upon his death, at a rate of $300,000 annually, adjusted for inflation, for the remainder of his life. The Company has the ability and intent to fund its future obligations under this plan through life insurance policies on the Chairman of the Board (the Chairman).

The Company has entered into an agreement with the Chairman providing that the Chairman will continue to render services to the Company until at least May 2007, and for such further period as may be agreed upon mutually. The Company has agreed to pay the Chairman an annual amount of $600,000, adjusted for inflation, for the remainder of his life.

The Chairman has agreed that during the period in which payments to him are made as provided in the agreement, he will not engage in any business competitive with the business conducted by the Company. Compensation associated with this agreement is charged to expense as services are provided through May 2007.


10. GEOGRAPHIC BUSINESS OPERATIONS:

The Company owns and operates hairstyling and hair care salons throughout the United States and in several other countries, principally the U.K. A summary of the Company's operations for the United States and International is presented below. All intercompany revenues and expenses have been eliminated.


                                                (DOLLARS IN THOUSANDS)

                                       1997           1996            1995
Revenues:
    United States                   $603,170       $531,599       $472,316
    International                    110,049         85,708         51,937
                                     ---------------------------------------
                                    $713,219       $617,307       $524,253
                                     ---------------------------------------
                                     ---------------------------------------
Operating income:
    United States                    $26,584        $23,552        $25,543
    International                      1,863          2,615          1,101
                                     ---------------------------------------
                                     $28,447        $26,167        $26,644
                                     ---------------------------------------
                                     ---------------------------------------
Total assets:
    United States                   $300,814       $275,954       $238,083
    International                     30,721         28,000          6,753
                                     ---------------------------------------
                                    $331,535       $303,954       $244,836
                                     ---------------------------------------
                                     ---------------------------------------


11. SHAREHOLDERS' EQUITY:

In addition to the shareholder equity activity described in Note 9, the following activity has taken place:

STOCK SPLIT:

In May 1996, the Company's Board of Directors authorized a three-for-two stock split in the form of a 50 percent stock dividend distributed on June 4, 1996 to shareholders of record on May 20, 1996. All per share and number of share data have been retroactively restated to reflect the stock split, except for the Consolidated Statements of Changes in Shareholders' Equity.

INCREASE IN AUTHORIZED SHARES AND
DESIGNATION OF PREFERRED CLASS:

On November 12, 1996, at the annual meeting of the shareholders of the Company, the shareholders approved an increase in the authorized shares of capital stock of the Company from 25,000,000 to 50,000,000, par value $.05, of which all outstanding shares and shares available under the Stock Option Plan have been designated as common.

On December 23, 1996, the Board of Directors designated 250,000 shares of authorized capital stock as Series A Junior Participating Preferred Stock (preferred stock). None of the preferred stock has been issued.

SHAREHOLDERS' RIGHTS PLAN:

In December 1996, the Board of Directors adopted a shareholders' rights plan and declared a dividend of one preferred share purchase right on each outstanding share of common stock.

The rights become exercisable only following the acquisition by a person or group, without the prior consent of the Board of Directors, of 20 percent or more of the Company's voting stock, or following the announcement of a tender offer or exchange offer to acquire any interest of 20 percent or more. If the rights become exercisable, they entitle all holders, except the take-over bidder, to purchase one one-hundredth of a share of preferred stock at an exercise price of $120, subject to adjustment, or in lieu of purchasing the preferred stock, to purchase for the same exercise price common stock of the Company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right.


12. SUPERCUTS 5% ADVERTISING FUND:

The Company administers the Supercuts 5% Advertising Fund (the Fund) to which all Supercuts franchise salons and company-owned Supercuts salons are required to contribute 5 percent of monthly service revenues. Voluntary supplemental salon contributions are also collected for additional advertising and promotions related specifically to the contributing salons. Such amounts are segregated from the cash resources of the Company, accounted for separately and are not included in the financial statements of the Company. Expenditures of the Fund are used, as determined by the Supercuts Council, for system-wide expenditures such as creative production, national advertising, consumer research, public relations and agency fees and for local market expenditures such as television, radio and print placement costs. The amounts charged to earnings, representing the Company's 5 percent contributions to the Fund, were $4,266,000, $4,324,000 and $3,632,000 in 1997, 1996 and 1995, respectively.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Directors of
Regis Corporation:

We have audited the accompanying consolidated balance sheet of Regis Corporation as of June 30, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended June 30, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Regis Corporation as of June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years ended June 30, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.





Coopers & Lybrand, L.L.P.

Minneapolis, Minnesota
August 22, 1997

SHAREHOLDER INFORMATION


QUARTERLY FINANCIAL DATA (UNAUDITED)

                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     QUARTER ENDED
                             -----------------------------------------------------------      YEAR
                              SEPTEMBER 30    DECEMBER 31     MARCH 31        JUNE 30         ENDED

1997

Revenues                       $170,605       $176,458        $175,488       $190,668       $713,219
Operating income (loss)          12,360         (7,966)          9,773         14,280         28,447
Net income (loss)                 4,541         (8,880)          4,251          6,662          6,574
Net income (loss) per share (a)     .20           (.38)            .18            .29            .28 (c)
Dividends declared per share        .02            .02             .02            .02            .08



1996

Revenues                       $140,575       $155,316        $155,466       $165,950       $617,307
Operating income (loss)           9,053         (3,240)          8,966         11,388         26,167
Net income (loss)                 4,018         (3,815)          3,957          5,291          9,451
Net income (loss) per share (b)     .18           (.17)            .17            .23            .42 (c)
Dividends declared per share       .017           .017            .017            .02            .07


(a) For the quarters ended September 30, 1996, December 31, 1996, March 31, 1997, June 30, 1997 and the full year 1997, exclusive of nonrecurring gains (Note 4), merger and transaction costs (Note 3) and restructuring charges (Note 8), net income per share would have been $.25, $.21, $.18, $.28 and $.92, respectively.

(b) For the quarters ended September 30, 1995, December 31, 1995, March 31, 1996, June 30, 1996 and the full year 1996, exclusive of nonrecurring gains (Note 4) and restructuring charges (Note 8), net income per share would have been $.18, $.16, $.17, $.25 and $.75, respectively.

(c) The summation of quarterly net income per share amounts does not equate to the calculation for the full fiscal year, as quarterly calculations are performed on a discrete basis.
--------------------------------------------------------------------------------

STOCK DATA

Regis common stock is listed and traded on the Nasdaq National Market under the symbol "RGIS".

The accompanying table sets forth the high and low closing bid quotations as reported by Nasdaq for each quarter during the previous two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

As of June 30, 1997, Regis shares were owned by approximately 12,000 shareholders. The common stock price was $23.19 per share on August 15, 1997.


                                     1997               1996
                               HIGH       LOW      HIGH      LOW
1st quarter                  $34.00    $21.75    $14.33    $12.49

2nd quarter                   27.50     15.25     16.67     13.83

3rd quarter                   18.50     15.75     20.50     14.17

4th quarter                    24.00     17.63     33.00     20.33

CORPORATE INFORMATION

BOARD OF DIRECTORS

Myron Kunin
CHAIRMAN OF THE BOARD
Regis Corporation

Paul D. Finkelstein
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
Regis Corporation

Christopher A. Fox
EXECUTIVE VICE PRESIDENT
Regis Corporation

Frank E. Evangelist
SENIOR VICE PRESIDENT,
FINANCE
SECRETARY
Regis Corporation

Rolf Bjelland
EXECUTIVE VICE PRESIDENT
CHIEF INVESTMENT OFFICER
Lutheran Brotherhood

Thomas L. Gregory
CONSULTANT
TLG Associates

Van Zandt Hawn
DIRECTOR AND FOUNDER
Goldner Hawn Johnson & Morrison Incorporated

Susan S. Hoyt
EXECUTIVE VICE PRESIDENT
HUMAN RESOURCES
Staples, Inc.

David B. Kunin
CHAIRMAN
Anasazi Exclusive Salon Products, LLC

CORPORATE OFFICERS
Myron Kunin
CHAIRMAN

Paul D. Finkelstein
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Christopher A. Fox
EXECUTIVE VICE PRESIDENT

Frank E. Evangelist
SENIOR VICE PRESIDENT,
FINANCE
SECRETARY

Bert M. Gross
SENIOR VICE PRESIDENT,
GENERAL COUNSEL

William E. Halfacre
SENIOR VICE PRESIDENT,
RETAIL AND PURCHASING

Bruce D. Johnson
SENIOR VICE PRESIDENT,
DESIGN AND CONSTRUCTION

Mark Kartarik
CHIEF OPERATING OFFICER,
SUPERCUTS, INC.

Gordon Nelson
SENIOR VICE PRESIDENT,
FASHION AND EDUCATION

Anthony W. E. Rammelt
SENIOR VICE PRESIDENT,
INTERNATIONAL MANAGING DIRECTOR, EUROPE

Randy L. Pearce
VICE PRESIDENT, FINANCE
INVESTOR RELATIONS

ANNUAL MEETING

The annual meeting of Regis shareholders will be held at The Minneapolis Institute of Arts, 2400 Third Avenue South, Minneapolis, Minnesota, on October 14, 1997, at 4:00 p.m.

ANNUAL REPORT ON FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended June 30, 1997, may be obtained without charge by writing to:
    Frank E. Evangelist, SECRETARY
    Regis Corporation
    7201 Metro Boulevard
    Minneapolis, Minnesota  55439

TRANSFER AGENT
AND REGISTRAR

Norwest Bank Minnesota, N.A.
South St. Paul, Minnesota

INDEPENDENT
ACCOUNTANTS

Coopers & Lybrand L.L.P.
Minneapolis, Minnesota

CORPORATE
HEADQUARTERS

7201 Metro Boulevard
Minneapolis, Minnesota 55439
PHONE: (612) 947-7777
FAX: (612) 947-7700