Form 10-K, Exhibit 13
period 1998-06-30
REGIS CORP
filed 1998-09-17
CIK 716643

SELECTED FINANCIAL DATA
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following table sets forth, for the periods indicated, selected financial data derived from the Company's consolidated financial statements.

                                                1998           1997            1996           1995           1994
     Revenues                               $  798,144     $ 713,219      $  617,307    $    524,253    $   453,561
     Operating income (a)                       59,929        28,447          26,167          26,644         25,712
     Net income (a)                             30,488         6,574           9,451          11,590          3,883
     Net income per diluted share (a)             1.27           .28             .42             .53            .20
     Total assets                              382,350       331,535         303,954         244,836        226,944
     Long-term debt, including
          current portion                      120,736       113,462         102,381          85,092         82,991
     Dividends declared                            .09           .08             .07              --             --

     (a) The following information is provided to facilitate comparisons of operating income, net income and net income per diluted share, absent the impact of certain nonrecurring activities (See Notes 3 and 10 to the Consolidated Financial Statements). Exclusive of nonrecurring items, operating income would have been $61,908, $47,178, $38,990 in 1998, 1997 and 1996, respectively. Exclusive of nonrecurring items, net income and net income per diluted share, respectively, would have been $31,600 and $1.31 in 1998, $21,337 and $.92 in 1997, $16,981 and
          $.75 in 1996, $10,885 and $.50 in 1995, $9,883 and $.50 in 1994.


KEY RATIOS

                                                  FOR THE YEARS ENDED JUNE 30,
                                                 1998         1997        1996
Cash flow per share*                            $ 2.25       $ 1.77      $ 1.50
Net income per diluted share
 excluding goodwill amortization**              $ 1.50       $ 1.09      $  .89
Gross margin percentage                           43.7%        42.8%       42.4%
Product sales mix                                 28.7%        27.3%       25.3%
Operating income as a percent
 of revenues**                                     7.8%         6.6%        6.3%
Debt-to-capitalization ratio                      38.9%        43.2%       36.9%

*    Represents net income, excluding nonrecurring and noncash items
** Excludes nonrecurring items (see Notes 3 and 10 to the Consolidated Financial Statements)

--------------------------------------------------------------------------------

ANNUAL RESULTS

The following table sets forth for the periods indicated certain information derived from the Company's Consolidated Statement of Operations expressed as a percent of revenues. The percentages are computed as a percent of total Company revenues, except as noted.

                                                  FOR THE YEARS ENDED JUNE 30,
                                                 1998         1997        1996
Company-owned service revenues(1)                 71.3%        72.7%       74.7%
Company-owned product revenues(1)                 28.7         27.3        25.3
Franchise income                                   3.3          3.8         4.1

Company-owned operations:
  Profit margins on service(2)                    43.0         41.9        41.3
  Profit margins on product(3)                    45.4         45.0        45.7
  Direct salon(1)                                  9.1          9.5        10.1
  Rent(1)                                         14.0         14.0        13.8
  Depreciation(1)                                  3.3          3.4         3.6

    Direct salon contribution(1)                  17.3         15.9        14.9

Selling, general and administrative               10.8         11.0        10.6
Depreciation and amortization                      1.2          1.2         1.0

Operating income                                   7.5          4.0         4.2
Income before income taxes                         6.4          2.8         2.8
Net income                                         3.8           .9         1.5

Operating income, excluding
 nonrecurring items                                7.8          6.6         6.3
Net income, excluding nonrecurring items           4.0          3.0         2.8

(1)  Computed as a percent of company-owned revenues
(2)  Computed as a percent of service revenues
(3)  Computed as a percent of product revenues

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


SUMMARY
Regis Corporation, based in Minneapolis, is the largest owner, operator, franchisor and consolidator of hair and retail product salons in the world. The Regis worldwide operations include 3,539 hairstyling salons at June 30, 1998 operating in six divisions: Regis Hairstylists, Strip Center Salons (primarily Supercuts), MasterCuts, Trade Secret, Wal-Mart/SmartStyle and International. Worldwide operations include 816 franchised salons operating primarily as Supercuts salons. The Company has 28,000 employees worldwide.

During fiscal 1998, the Company's consolidated revenues increased 11.9 percent to a record $798.1 million. Exclusive of nonrecurring items, operating income grew 31.1 percent to $61.9 million and net income increased 42.4 percent to $1.31 per share, compared to $.92 per share in the prior year.

Financial data for fiscal 1997 and 1996 presented reflect the retroactive effects of the October 1996 merger with Supercuts, Inc. (Supercuts) which was accounted for as a pooling-of-interests (see Note 3 to the Consolidated Financial Statements). The financial statements have been prepared by combining the historical financial statements of Regis Corporation with those of Supercuts for each of these periods and include adjustments to conform the historical accounting policies and practices of Supercuts to those of Regis.


RESULTS OF OPERATIONS
REVENUES
REVENUES in fiscal 1998 were a record $798.1 million, an increase of $84.9 million, or 11.9 percent, over fiscal 1997. Approximately 41 percent of this increase is attributable to increases in same-store sales, with the remaining increase due to net salon openings and acquisitions occurring in fiscal 1998 and the full year impact of fiscal 1997 net salon openings and acquisitions. Regis Hairstylists, Strip Center Salons, MasterCuts, Trade Secret and Wal-Mart/SmartStyle salons in the United States and Canada (Domestic salons) accounted for $78.1 million of the increase in total revenues. The remainder of the revenue increase of $6.8 million resulted from the Company's International operations. The Company's International salons are located in the United Kingdom, South Africa, Switzerland, Mexico, Ireland, France and The United Arab Emirates.

Revenue by division for fiscal 1998, 1997 and 1996, respectively, are shown in the Business Mix table (right).

During fiscal 1998, same-store sales from all Domestic company-owned salons open more than 12 months increased 5.8 percent, compared to increases of 3.1 percent and 3.6 percent in fiscal 1997 and 1996, respectively. Same-store sales for the United Kingdom salons (U.K. salons), the primary component of International salons, increased 5.3 percent in fiscal 1998. Same-store sales increases achieved during fiscal 1998, 1997 and 1996 were driven primarily by increased customer transactions, rather than price increases. A total of 71.8 million customers were served in fiscal 1998 compared to 69.0 million and 64.4 million customers served in fiscal 1997 and 1996, respectively. The Company utilizes an audiovisual-based training system in its salons. Management believes this training system provides its employees with improved customer service and technical skills, and positively contributes to the increase in customers served.

                                    BUSINESS MIX
                           (DOLLARS IN THOUSANDS)
                        1998           1997           1996
Regis              $   294,584   $    275,258    $   267,576
MasterCuts             107,821         94,963         83,411
Wal-Mart/
  SmartStyle            40,256         30,294          2,459
Strip Centers          108,146         94,904         97,196
Trade Secret           115,024         91,412         64,960
International          106,176         99,348         76,287
Franchise
  Income                26,137         27,040         25,418
                   -----------   ------------    -----------
                   $   798,144   $    713,219    $   617,307
                   -----------   ------------    -----------
                   -----------   ------------    -----------

                                                  REGIS CORPORATION 1998   17

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


REVENUES INCREASED 12 PERCENT IN 1998
5 YEAR COMPOUND ANNUAL GROWTH RATE:15.5%

$ MILLIONS

                          1996          1997            1998

FRANCHISE                 25.4          27.0            26.1

PRODUCT                  149.5         187.6           221.6

SERVICE                  442.4         498.6           550.4
                        ------        ------          ------

TOTAL                   $617.3        $713.2          $798.1
                        ------        ------          ------
                        ------        ------          ------

                                    COMPANY-OWNED
                                       REVENUES

COMBINED GROSS MARGINS IMPROVED
90 BASIS POINTS IN 1998

     1996                42.4%
     1997                42.8%
     1998                43.7%

    COMBINED GROSS
       MARGINS

System-wide sales, inclusive of non-consolidated sales generated from franchisee salons, were $1.1 billion, $955.1 million, and $845.5 million in fiscal 1998, 1997 and 1996, representing increases of 10.8 percent, 13.0 percent and 17.4 percent, respectively. The increase in system-wide sales in fiscal 1998 was the result of same-store sales increases from existing salons and net salon openings as well as the total number of salons added to the system through acquisitions. System-wide same-store sales increased 5.3 percent, 2.6 percent and 3.3 percent in fiscal 1998, 1997 and 1996, respectively.

SERVICE REVENUES were $550.4 million, $498.6 million and $442.4 million for 1998, 1997 and 1996, representing increases of 10.4 percent, 12.7 percent and
16.7 percent, respectively. The growth in service revenues was driven by same store-sales growth, accelerated new salon construction, and acquisitions.

PRODUCT REVENUES were $221.6 million, $187.6 million and $149.5 million in fiscal 1998, 1997 and 1996, representing increases of 18.1 percent, 25.5 percent and 24.2 percent, respectively. The growth in product revenue in fiscal 1998 continues a trend of escalating product revenues due to strong product same-store sales growth, a reflection of continuous focus on product awareness, training and acceptance of national label merchandise and opening an additional 38 Trade Secret salons between the two periods. In fiscal 1998, product revenues as a percent of total company-owned revenues increased to 28.7 percent of revenues, compared to 27.3 percent and 25.3 percent of revenues in 1997 and 1996, respectively.

FRANCHISE INCOME, including royalties and initial franchise fees from franchisees, and product sales made by the Company to franchisees, decreased 3.3 percent in fiscal 1998 to $26.1 million from $27.0 million in fiscal 1997. The decrease in franchise income is a result of a reduction in royalty rates charged to franchisees, partially offset by increases in franchisee sales, which are not included in the Company's consolidated revenues. The Company feels the reduction in royalty rates will not have an adverse affect on earnings due to a corresponding decrease in costs of services provided to the franchisees.

In fiscal 1997, franchise income increased 6.4 percent, or $1.6 million, compared to fiscal 1996. This increase is the result of an increase in franchisee sales, which are not included in the Company's consolidated revenues.


COST OF REVENUE
The aggregate cost of revenues in fiscal 1998 was $434.8 million, compared to $392.8 million and $340.9 million in fiscal 1997 and 1996, respectively. As discussed in the following paragraphs, the resulting gross margin percentage for fiscal 1998 improved to 43.7 percent of company-owned revenues compared to 42.8 percent and 42.4 percent of company-owned revenues in fiscal 1997 and 1996.

SERVICE MARGINS for fiscal 1998 improved 110 basis points to 43.0 percent of company-owned revenues, compared to 41.9 percent and 41.3 percent in the two preceding fiscal years. This continued improvement was driven by ongoing payroll control in all operating divisions and growth in the mix of the Company's higher service margin salon concepts, primarily Strip Center Salons, MasterCuts and Wal-Mart/SmartStyle.


18   REGIS CORPORATION 1998

PRODUCT MARGINS for fiscal 1998 improved to 45.4 percent of company-owned revenues, compared to 45.0 percent in fiscal 1997. This 40 basis point improvement was primarily driven by lower product costs in Supercuts and Wal-Mart salons resulting from the benefit of Regis' purchasing power.

Product margins declined 70 basis points to 45.0 percent in fiscal 1997, compared to 45.7 in fiscal 1996. This decline was primarily a result of an increase in Trade Secret revenues as a percent of total Company revenues, as Trade Secret product margins are somewhat lower than the other divisions. Additionally, the Company responded to a disappointing Christmas season by discounting retail products in the third quarter of 1997. This bolstered the same-store sales growth but also reduced fiscal 1997 margins.


DIRECT SALON
This expense category includes direct costs associated with salon operations such as advertising, promotion, insurance, telephone and utilities. Direct salon increased to $70.1 million in fiscal 1998, compared to $65.0 million and $60.0 million in fiscal 1997 and 1996, but improved as a percent of company-owned revenue to 9.1 percent, compared to 9.5 percent and 10.1 percent in fiscal 1997 and 1996. The continued improvement in fiscal 1998 direct salon expenses resulted from an increased ability to leverage these costs against strong same-store sales increases and a maturing salon base, as well as the closures of under-performing stores, primarily Supercuts salons. The fiscal 1997 improvement resulted from leveraging fixed costs against increased revenues as well as reductions in advertising costs in the Regis Hairstylists and MasterCuts divisions.

RENT
Rent expense in fiscal 1998 was $107.9 million, compared to $95.7 million and $81.6 million in fiscal 1997 and 1996. Rent expense in fiscal 1998 remained consistent with fiscal 1997 at 14.0 percent of company-owned revenues. In fiscal 1997, rent expense increased 20 basis points due to the mid-year fiscal 1997 acquisitions in the United Kingdom, as well as the Wal-Mart acquisition in June 1996. When compared to Domestic salon operations, the U.K. salons acquired have higher rent expense and lower selling, general and administrative expense because certain costs are absorbed by department stores and passed on as rent. Wal-Mart salons acquired have a higher rent expense, as a percent of company-owned revenues, as this division has a developing salon base and, therefore, this fixed cost is spread over a lower sales volume compared to the majority of the Company's domestic salon base.

DEPRECIATION--SALON LEVEL
Depreciation expense at the salon level remained fairly consistent at 3.3 percent of revenues compared to 3.4 percent and 3.6 percent in fiscal 1997 and 1996. This positive trend is due to leveraging this fixed cost against increasing revenues.

DIRECT SALON CONTRIBUTION
For reasons described above, direct salon contribution, representing company-owned salon revenues less associated operating expenses, improved in fiscal 1998 to $133.7 million and 17.3 percent of company-owned revenues, compared to $109.3 million and 15.9 percent in fiscal 1997 and $88.4 million and
14.9 percent in fiscal 1996.

DIRECT SALON
CONTRIBUTION
INCREASED 140 BASIS
POINTS IN 1998
     1996                14.9%
     1997                15.9%
     1998                17.3%

   DIRECT SALON CONTRIBUTION
                                                  REGIS CORPORATION 1998   19

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



OPERATING INCOME
INCREASED 31%
IN 1998

$ MILLIONS
EXCLUDING NONRECURRING ITEMS
     1996                $39.0-6.3%
     1997                $47.2-6.6%
     1998                $61.9-7.8%

         OPERATING INCOME

SELLING, GENERAL AND ADMINISTRATIVE
Selling, general and administrative (SG&A) expenses include field supervision (payroll, related taxes and travel) and home office administration costs (such as warehousing, salaries, occupancy costs and professional fees). SG&A expenses increased $7.8 million in fiscal 1998 to $86.5 million, but improved as a percent of total revenue to 10.8 percent from 11.0 percent in fiscal 1997. The 20 basis point improvement in SG&A in fiscal 1998 was primarily driven by cost reductions associated with the amalgamation of the Supercuts administrative office functions, partially offset by costs incurred to prepare the Company's internal computer systems for the year 2000.

In fiscal 1997, SG&A expenses increased $13.6 million to $78.7 million and deteriorated as a percent of total revenue by 40 basis points. This deterioration was primarily a result of higher distribution center expenses due to volume increases. In addition, SG&A expense for the International division was higher in fiscal 1997 than fiscal 1996 due to an extended transition period for the associated 1996 acquisitions.

DEPRECIATION AND AMORTIZATIONCORPORATE
Depreciation and amortization was 1.2 percent of total revenues, compared to 1.2 percent and 1.0 percent in fiscal 1997 and 1996, respectively. Amortization expense increased in fiscal 1998 and 1997 due to the increased level of intangible assets, primarily goodwill, associated with the Company's salon acquisition activity. In fiscal 1998, depreciation expense within this category has remained relatively consistent with fiscal 1997 and 1996 as a percent of revenues.

NONRECURRING ITEMS
See Notes 3 and 10 to the Consolidated Financial Statements.

OPERATING INCOME
Operating income in fiscal 1998 increased to $59.9 million, compared to $28.4 million and $26.2 million in fiscal 1997 and 1996, respectively. Both fiscal 1997 and 1996 were significantly affected by Supercuts-related merger and transaction costs, and restructuring charges (nonrecurring items).

Exclusive of nonrecurring items, operating income in fiscal 1998 improved to $61.9 million, or 7.8 percent of revenues, compared to $47.2 million and $39.0 million in fiscal 1997 and 1996. This 31.1 percent improvement was driven by improved gross margins and the overall leveraging of fixed costs. The fiscal 1997 improvement is primarily attributable to improved gross margins, the leveraging of direct salon expenses, partially offset by higher SG&A expense as a percent of revenues.

INTEREST
Interest expense in fiscal 1998 was $10.1 million compared to $10.3 million and $9.9 million in fiscal 1997 and 1996, representing 1.3 percent, 1.4 percent and
1.6 percent of total revenues, respectively. The decline in interest expense as a percent of total revenues in fiscal 1998 and 1997 is due to the benefit of reduced interest rates in the respective periods.


20   REGIS CORPORATION 1998

INCOME TAXES
The Company's effective tax rate in fiscal 1998 was 40.2 percent of pre-tax income compared to 66.6 percent and 45.6 percent in fiscal 1997 and 1996. In fiscal 1997, the Company's effective tax rate was negatively affected by nondeductible merger and transaction costs associated with the Supercuts merger. Exclusive of nonrecurring items, the Company's effective tax rate was 40.2 percent, 43.1 percent and 42.4 percent, respectively, in fiscal 1998, 1997 and 1996. The fiscal 1997 and 1996 effective tax rates, exclusive of nonrecurring items, were negatively affected by the Company's inability to fully utilize the income tax benefits of Supercuts operating costs in certain states. Additionally, as part of its June 30, 1997 income tax provision, the Company recorded a $1.5 million change in estimate associated with income tax matters related to years prior to 1997.

NET INCOME
Net income in fiscal 1998 grew to a record $30.5 million, or $1.27 per diluted share, compared to net income of $6.6 million, or $.28 per diluted share, in fiscal 1997 and $9.5 million, or $.42 per diluted share, in fiscal 1996. Exclusive of nonrecurring items, net income in fiscal 1998 increased to $31.6 million, or $1.31 per diluted share, compared to net income of $21.3 million, or $.92 per diluted share, in fiscal 1997 and $17.0 million, or $.75 per diluted share in fiscal 1996. Earnings per diluted share, exclusive of nonrecurring items, increased 42.4 percent, 22.7 percent and 50.0 percent in fiscal 1998, 1997 and 1996, respectively. These increases have primarily resulted from sales increases, improved gross margins and leveraging of fixed costs, as previously discussed.

EFFECTS OF INFLATION
The Company compensates its Regis Hairstylists and International salon employees with percentage commissions based on sales they generate, thereby enabling salon payroll expense as a percent of revenues to remain relatively constant. Accordingly, this provides the Company certain protection against inflationary increases as payroll expense and related benefits (the Company's major expense components) are, with respect to these divisions, variable costs of sales. The Company does not believe inflation, due to its low rate, has had a significant impact on the results of operations associated with hourly paid hairstylists for the Strip Center, MasterCuts, Trade Secret or Wal-Mart/SmartStyle divisions.

LIQUIDITY AND CAPITAL RESOURCES
Customers generally pay for salon services and merchandise in cash at the time of sale, which reduces the Company's working capital requirements. Net cash provided by operating activities in fiscal 1998 rose to $67.7 million compared to $34.9 million in fiscal 1997. The increase in fiscal 1998 is due to improved operating performance during the year and to payments in fiscal 1997 associated with the Supercuts merger and restructuring costs. Cash payments associated with these costs were $18.4 million in fiscal 1997.

CAPITAL EXPENDITURES AND ACQUISITIONS
During fiscal 1998, the Company had worldwide capital expenditures of $65.9 million, of which $4.4 million related to acquisitions of 201 salons, $5.9 million for equipment acquired under capital leases, $9.7 million for the Company's new distribution center and $7.0 million for the purchase of additional administrative office facilities. During fiscal 1998, the Company constructed 181 new salons (33 Regis Hairstylists, 4 Strip Center Salons, 50 MasterCuts, 32 Trade Secret, 45 Wal-Mart/SmartStyle and 17 International) and added 201 salons through acquisitions. The Company also completed 97 major remodeling projects. All capital expenditures during fiscal 1998 were funded by the Company's operations and borrowings under its revolving credit facility.


      EARNINGS PER SHARE
       GREW 42% IN 1998

DILUTED
EXCLUDING NONRECURRING ITEMS
     1996                $0.75
     1997                $0.92
     1998                $1.31

      EARNINGS PER SHARE


CASH FLOW PER
SHARE INCREASED
27% IN 1998

NET INCOME BEFORE NONRECURRING
AND NONCASH ITEMS
     1996                $1.50
     1997                $1.77
     1998                $2.25

    CASH FLOW PER SHARE


                                                  REGIS CORPORATION 1998   21

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


           NEW SALON
       CONSTRUCTION 1998
Strip Centers
(primarily Supercuts)                 4

Wal-Mart/SmartStyle                  45

MasterCuts                           50

Trade Secret                         32

Regis                                33

International                        17


         PROJECTED SALON
          CONSTRUCTION
              1999
Strip Centers
(primarily Supercuts)                45

Wal-Mart/SmartStyle                  80

MasterCuts                           50

Trade Secretq                        40

Regis                                45

International                        15


The Company anticipates its worldwide salon development program for fiscal 1999 will include approximately 275 new salons and 125 major remodeling and conversion projects. It is expected that expenditures for these new salons and other projects will be approximately $50.0 million in fiscal 1999, excluding capital expenditures associated with acquisitions.


FINANCING
The Company renewed its revolving credit facility in June 1998. Under the terms of the renewal, the revolving credit facility allows for borrowings up to $25.0 million through December 1998, $35.0 million through December 1999, $45.0 million through December 2000 and $50.0 million through October 2001, and bears interest at the prime rate. The prime rate at June 30, 1998 and 1997 was 8.50 percent. The facility also allows for borrowings bearing interest at LIBOR rates plus 1.00 to 1.25 percent, based on the Company's debt to capitalization ratio. The weighted average interest rate associated with this facility was 7.67 percent and 7.63 percent, respectively, during fiscal 1998 and 1997. The revolving credit facility requires a quarterly commitment fee at the rate of 1/4 percent per year on the unused portion of the facility. Letters of credit totaling $0.9 million were outstanding at June 30, 1998, which reduces the amount available under the revolving credit facility.

In May 1998, the Company also entered into an additional uncommitted revolving credit facility which allows for borrowings up to $20.0 million, bears interest at the prime rate or LIBOR plus 1.0 percent, and matures in May 1999. There are no borrowings under this facility as of June 30, 1998.

In July 1998, the Company paid down its revolving credit facilities by $14.0 million with the proceeds of a 7.14 percent senior term note with interest due quarterly, and principal payments of $9.0 million and $5.0 million due in July 2007 and 2008, respectively.

In March 1997, the Company entered into a treasury lock agreement for the purpose of establishing the effective interest rate on the refinancing of a $14.0 million senior term note which matured in June 1998. The contract was entered into to reduce the risk to the Company of future interest rate fluctuations. The contract had a notional amount of $14.0 million and was tied to the U.S. government ten-year treasury note rate. Upon settlement of the agreement in June 1998, the Company incurred a loss of $1.6 million on the contract. This loss will be amortized as interest expense through 2008. The Company does not enter into financial instruments for trading or speculative purposes.

See merger and transaction costs discussed in Note 3 to the Consolidated Financial Statements.

See nonrecurring items discussed in Note 10 to the Consolidated Financial Statements.

The Company translates the financial statements of its international subsidiaries to U.S. dollars for financial reporting purposes, and accordingly is subject to fluctuations in currency exchange rates.


22   REGIS CORPORATION 1998

Management believes that cash generated from operations and amounts available under its revolving credit facilities will be sufficient to fund its anticipated capital expenditures and required debt repayments for the foreseeable future.

DIVIDENDS
The Company paid dividends of $.09 per share during fiscal 1998 and $.08 per share during fiscal 1997. On August 27, 1998, the Board of Directors of the Company declared a $.03 per share quarterly dividend payable September 23, 1998, to shareholders of record on September 8, 1998.

YEAR 2000
The Company has initiated a comprehensive project to prepare its computer systems for the year 2000. The Company has completed the awareness and assessment phases of the project and is in the process of remediation. The remediation, validation, and implementation phases are planned to be completed by late summer of calendar year 1999. Accordingly, management believes the year 2000 will not have a significant impact on operations. If necessary modification and conversions are not completed on a timely basis, the year 2000 could have an adverse effect on the Company's operations. At this time, the Company believes it is unnecessary to adopt a contingency plan covering the possibility that the project will not be completed in a timely manner, but as part of the overall project, the Company will continue to assess the need for a contingency plan.

Costs associated with the year 2000 are expensed as incurred and are funded through operating cash flows. Based on the Company's most recent assessment, the associated expense to be incurred is estimated to be approximately $5 million and will be charged to earnings, primarily over the next 18 months. In fiscal 1998, primarily in the fourth quarter, the Company charged $0.5 million in year 2000 project costs to earnings.

The Company is in contact with critical suppliers of products and services to assess whether the suppliers' operations and the products and services they provide are year 2000 capable or to monitor their progress toward year 2000 compliance. There can be no absolute assurance that another company's failure to ensure year 2000 compliance would not have not have an adverse effect on the Company.

Time and cost estimates are based on currently available information and are management's best estimates. However, there is no guarantee that these estimates will be achieved, and actual results may differ materially from those anticipated. Developments which could affect estimates include, but are not limited to, the availability and cost of trained personnel; the ability to locate and correct all relevant computer code and equipment; and planning and modification success of third party suppliers of products and services. The Company will continue to assess and evaluate cost estimates and target dates for completion of each phase of the year 2000 project on a periodic basis.

OTHER
During fiscal 1997, the Company resolved the litigation brought by David E. Lipson and DEL Holding Corporation (DEL), a corporation controlled by Mr. Lipson, against Supercuts. The Company paid Mr. Lipson and DEL $6.7 million in complete settlement of all claims of Mr. Lipson, DEL or any other entity controlled by Mr. Lipson. See Note 10 to the Consolidated Financial Statements. This was funded through the issuance of the Company's common stock.


                                 RETURN ON BEGINNING
                                 EQUITY INCREASED 450
                                 BASIS POINTS IN 1998

NET INCOME BEFORE
NONRECURRING ITEMS AS A PERCENT
OF BEGINNING EQUITY
               1996           16.1%

               1997           16.7%

               1998           21.2%

                                      RETURN ON
                                   BEGINNING EQUITY


                                                     REGIS CORPORATION 1998   23

                              CONSOLIDATED BALANCE SHEET


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               JUNE 30
ASSETS                                                     1998        1997

Current assets:
  Cash                                                   $  4,774    $  8,935
  Accounts receivable, net                                 10,556      12,388
  Inventories                                              53,826      42,596
  Deferred income taxes                                     6,069       6,335
  Other current assets                                      6,688       6,819
                                                         --------------------
     Total current assets                                  81,913      77,073

Property and equipment, net                               175,831     139,573
Goodwill                                                  114,217      99,818
Other assets                                               10,389      15,071
                                                         --------------------
       Total assets                                      $382,350    $331,535
                                                         --------------------
                                                         --------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Long-term debt, current portion                        $ 19,741    $ 30,722
  Accounts payable                                         22,374      24,111
  Accrued expenses                                         41,650      37,291
                                                         --------------------
     Total current liabilities                             83,765      92,124

Long-term debt                                            100,995      82,740
Other noncurrent liabilities                                8,329       7,557

Commitments (Note 5)

Shareholders' equity:
  Common stock, $.05 par value; issued and
     outstanding, 23,820,362 and 23,317,924
     common shares at June 30, 1998 and 1997,
     respectively                                           1,191       1,166
  Additional paid-in capital                              132,560     120,483
  Retained earnings                                        55,510      27,465
                                                         --------------------
     Total shareholders' equity                           189,261     149,114
                                                         --------------------
       Total liabilities and shareholders' equity        $382,350    $331,535
                                                         --------------------
                                                         --------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


24   REGIS CORPORATION 1998

CONSOLIDATED STATEMENT OF OPERATIONS


(DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                    YEARS ENDED JUNE 30
                                                 1998       1997       1996
Revenues:
  Company-owned salons:
     Service                                   $550,448   $498,559   $442,366
     Product                                    221,559    187,620    149,523
                                               -------------------------------

                                                772,007    686,179    591,889
  Franchise income                               26,137     27,040     25,418
                                               -------------------------------

                                                798,144    713,219    617,307
                                               -------------------------------

Operating expenses:
  Company-owned:
     Cost of service                            313,931    289,621    259,765
     Cost of product                            120,914    103,181     81,165
     Direct salon                                70,094     64,962     59,915
     Rent                                       107,912     95,726     81,634
     Depreciation                                25,463     23,430     21,042
                                               -------------------------------

                                                638,314    576,920    503,521

  Selling, general and administrative            86,452     78,666     65,133
  Depreciation and amortization                   9,941      8,325      6,315
  Nonrecurring items                              1,979     18,731     12,823
  Other                                           1,529      2,130      3,348
                                               -------------------------------

       Total operating expenses                 738,215    684,772    591,140
                                               -------------------------------

       Operating income                          59,929     28,447     26,167

Other income (expense):
  Interest                                      (10,056)   (10,264)    (9,880)
  Other, net                                      1,104      1,519      1,090
                                               -------------------------------

       Income before income taxes                50,977     19,702     17,377

Income taxes                                    (20,489)   (13,128)    (7,926)
                                               -------------------------------

              Net income                       $ 30,488   $  6,574   $  9,451
                                               -------------------------------
                                               -------------------------------
Net income per share:
  Basic                                        $   1.30   $    .29   $    .43
                                               -------------------------------
                                               -------------------------------
  Diluted                                      $   1.27   $    .28   $    .42
                                               -------------------------------
                                               -------------------------------

Weighted average common and
  common equivalent shares outstanding           24,086     23,231     22,720
                                               -------------------------------
                                               -------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


                                                   REGIS CORPORATION 1998   25

CONSOLIDATED STATEMENTS OF CHANGES ON SHAREHOLDERS' EQUITY


(DOLLARS IN THOUSANDS)
                                                     COMMON STOCK           ADDITIONAL
                                                                             PAID-IN         RETAINED
                                               SHARES            AMOUNT       CAPITAL         EARNINGS       TOTAL
Balance, June 30, 1995                       14,263,395      $     714      $  90,689      $  14,016      $ 105,419

Shares issued in connection with
  subordinated debt conversion                  375,000             19          2,794                         2,813
Stock split effected in the form of a
  stock dividend                              7,438,190            372           (372)
Proceeds from sale of common stock              370,000             18         10,013                        10,031
Shares issued in connection with employee
  benefit plans                                  12,842              1            101                           102
Proceeds from exercise of stock options          77,734              3            819                           822
Tax benefit realized upon exercise of
  stock options                                                                   590                           590
Dividends                                                                                     (1,235)        (1,235)
Foreign currency translation adjustments                                                        (358)          (358)
Net income                                                                                     9,451          9,451
                                            -----------------------------------------------------------------------

Balance, June 30, 1996                       22,537,161          1,127        104,634         21,874        127,635

Proceeds from sale of common stock              500,000             25         11,100                        11,125
Shares issued in connection with employee
  benefit plans                                  13,056              1            240                           241
Proceeds from exercise of stock options         267,707             13          3,656                         3,669
Tax benefit realized upon exercise of
  stock options                                                                   853                           853
Dividends                                                                                     (1,722)        (1,722)
Foreign currency translation adjustments                                                         739            739
Net income                                                                                     6,574          6,574
                                            -----------------------------------------------------------------------

Balance, June 30, 1997                       23,317,924          1,166        120,483         27,465        149,114

Proceeds from sale of common stock              400,000             20         10,390                        10,410
Proceeds from exercise of stock options         102,438              5          1,290                         1,295
Tax benefit realized upon exercise of
  stock options                                                                   397                           397
Dividends                                                                                     (2,115)        (2,115)
Foreign currency translation adjustments                                                        (328)          (328)
Net income                                                                                    30,488         30,488
                                            -----------------------------------------------------------------------

Balance, June 30, 1998                       23,820,362      $   1,191      $ 132,560      $  55,510      $ 189,261
                                            -----------------------------------------------------------------------
                                            -----------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL SATEMENTS.


26   REGIS CORPORATION 1998

CONSOLIDATED STATEMENT OF CASH FLOWS

(DOLLARS IN THOUSANDS)
                                                                  YEARS ENDED JUNE 30
                                                              1998       1997        1996
Cash flows from operating activities:
  Net income                                              $  30,488   $  6,574    $  9,451
  Adjustments to reconcile net income
       to net cash provided by operating activities:
     Depreciation                                            29,265     26,381      23,357
     Amortization                                             6,396      5,703       4,432
     Deferred income taxes                                    7,264      1,114      (3,059)
     Nonrecurring items                                       1,979     18,731      12,823
     Other                                                      255        259         503

     Changes in operating assets and liabilities:
          Accounts receivable                                 1,673     (1,222)     (1,190)
          Inventories                                       (10,777)    (8,376)     (3,682)
          Other current assets                                   20      2,339      (3,299)
          Other assets                                       (1,713)        13      (1,996)
          Accounts payable                                   (1,358)     6,487       1,948
          Accrued expenses                                    3,072    (22,396)        (80)
          Other noncurrent liabilities                        1,110       (750)       (402)
                                                            ------------------------------

       Net cash provided by operating activities             67,674     34,857      38,806
                                                            ------------------------------
Cash flows from investing activities:
  Capital expenditures                                      (55,631)   (39,425)    (32,605)
  Purchases of salon assets, net of cash acquired
     and certain obligations assumed                        (24,775)   (10,370)    (29,343)
                                                            ------------------------------

       Net cash used in investing activities                (80,406)   (49,795)    (61,948)
                                                            ------------------------------
Cash flows from financing activities:
  Borrowings on revolving credit facilities                 163,254    187,328     150,758
  Payments on revolving credit facilities                  (148,952)  (203,425)   (147,158)
  Proceeds from issuance of long-term debt                    9,000     45,000      29,435
  Repayment of long-term debt                               (24,620)   (21,067)    (17,164)
  Increase (decrease) in negative book cash balances            376     (4,842)      1,957
  Dividends paid                                             (2,115)    (1,722)     (1,235)
  Proceeds from issuance of common stock                     11,705     15,035      10,955
                                                            ------------------------------

       Net cash provided by financing activities              8,648     16,307      27,548
                                                            ------------------------------

Effect of exchange rate changes on cash                         (77)         8         (30)
                                                            ------------------------------

(Decrease) increase in cash                                  (4,161)     1,377       4,376

Cash:
  Beginning of year                                           8,935      7,558       3,182
                                                            ------------------------------

  End of year                                              $  4,774   $  8,935    $  7,558
                                                            ------------------------------
                                                            ------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


                                                    REGIS CORPORATION 1998   27

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

At June 30, 1998, approximately 20 percent of the Company's outstanding common stock is owned by Curtis Squire, Inc. (CSI), which is a holding company controlled by the Chairman of the Board of Directors of the Company, and approximately 6 percent is owned by management and the Company's benefit plans.

BASIS OF PRESENTATION:
Financial and share data for 1996 reflect the retroactive effects of the October 1996 merger with Supercuts, Inc. (Supercuts) which was accounted for as a pooling-of-interests (Note 3).

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

GOODWILL:
Goodwill recorded in connection with the fiscal 1989 purchase of the publicly held minority interest in the Company, and acquisitions of business operations in which the Company has not previously been involved, is amortized on a straight-line basis, generally over 40 years. Goodwill recorded in connection with acquisitions which expand the Company's existing business activities (acquisition of salon sites) is amortized on a straight-line basis, generally over 12 to 19 years depending upon the lease terms of the salon sites acquired.

ASSET IMPAIRMENT ASSESSMENTS:
The Company periodically measures and evaluates the recoverability of its tangible and intangible noncurrent assets using undiscounted cash flow analyses.

FRANCHISE INCOME AND EXPENSES:
Franchise income includes royalties and initial franchise fees from franchisees. Royalties are recognized as income in the month in which franchisee services are rendered or products are sold by franchisees. The Company recognizes income from initial franchise fees at the time franchisee salons are opened. All expenses associated with franchise operations are included in selling, general and administrative expenses in the Consolidated Statement of Operations.

INCOME TAXES:
Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using currently enacted tax rates in effect for the years in which the differences are expected to reverse. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

NET INCOME PER SHARE:
In fiscal 1998, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 128, "Earnings per Share", and has disclosed basic and diluted earnings per share for all periods presented in accordance with the standard. Basic earnings per share is calculated as net income divided by weighted average common shares outstanding. The Company's only dilutive securities are issuable under the Company's stock option plan. Diluted earnings per share is calculated as net income divided by weighted average common shares outstanding, increased to include assumed exercise of dilutive stock options. Prior periods have been restated to reflect the new standard.


28   REGIS CORPORATION 1998

The following table sets forth a reconciliation of shares used in the computation of basic and diluted earnings per share:

                                                1998         1997        1996
Weighted average shares
for basic earnings per share              23,481,064   22,624,037  21,936,209

Diluted effect of
stock options                                604,704      607,075     783,983
                                       ---------------------------------------
Weighted average shares
for diluted earnings
per share                                 24,085,768   23,231,112  22,720,192
                                       ---------------------------------------
                                       ---------------------------------------


USE OF ESTIMATES:
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS:
Effective with the Company's first quarter reporting of fiscal 1999, the Company will adopt SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and presenting comprehensive income and its components. Components of comprehensive income for the Company include net income and foreign currency translation adjustments. The effects of foreign currency translation adjustments are disclosed in the Consolidated Statements of Changes in Shareholders' Equity.

Effective with the Company's fiscal 1999 year end reporting, the Company will adopt SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This statement establishes standards for defining operating segments and reporting certain information regarding operating segments. The Company is reviewing the requirements of this statement and believes that it may change, to some degree, the nature and extent of its current business segment disclosures. This statement does not impact the basic consolidated financial statements; it affects the disclosure of segment information in the Notes to Consolidated Financial Statements.

2.   OTHER FINANCIAL STATEMENT DATA

The following provides additional information concerning selected balance sheet accounts:

                                                        (DOLLARS IN THOUSANDS)
                                                             1998        1997
Property and equipment:
  Land                                                  $   2,190   $     700
  Buildings and improvements                               19,468       6,172
  Equipment, furniture and
     leasehold improvements                               275,826     237,845
  Equipment, furniture and
     leasehold improvements
     under capital leases                                  13,718       9,983
                                                        ----------------------
                                                          311,202     254,700
  Less accumulated depreciation
     and amortization                                    (131,496)   (113,228)
  Less amortization of equipment,
     furniture and leasehold
     improvements under
     capital leases                                        (3,875)     (1,899)
                                                        ----------------------

                                                        $ 175,831   $ 139,573
                                                        ----------------------
                                                        ----------------------

Goodwill                                                $ 140,703   $ 120,429
Less accumulated amortization                             (26,486)    (20,611)
                                                        ----------------------

                                                        $ 114,217   $  99,818
                                                        ----------------------
                                                        ----------------------
Accrued expenses:
  Payroll and payroll
     related costs                                      $  23,455   $  19,923
  Insurance                                                 6,989       5,653
  Other                                                    11,206      11,715
                                                        ----------------------

                                                        $  41,650   $  37,291
                                                        ----------------------
                                                        ----------------------


The following provides supplemental disclosures of cash flow activity:

                                                   (DOLLARS IN THOUSANDS)
                                                1998         1997        1996
Cash paid during the year for:
  Interest                                   $ 9,918      $10,862     $ 9,052
  Income taxes                                13,239       13,016      15,227

Non-cash investing and financing activities include the following:

Years ended June 30, 1998 and 1997:

- In connection with various acquisitions, the Company entered into seller-financed notes payable (Note 3).

- In 1998, the Company financed capital expenditures totaling $5.9 million through the issuance of capital leases.



                                                    REGIS CORPORATION 1998   29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Year ended June 30, 1996:

- In connection with the conversion of the Company's $2.8 million of convertible debt, 562,500 shares of common stock were issued.

- In connection with various acquisitions, the Company entered into seller-financed notes payable of approximately $4.2 million.


3.   MERGERS AND ACQUISITIONS:


SUPERCUTS, INC. MERGER:
Effective October 25, 1996, the Company received shareholder approval for the merger agreement with Supercuts in a stock-for-stock merger transaction. Supercuts was the national operator of approximately 430 company-owned, and franchisor of approximately 740 affordable hair care salons at the acquisition date.

As a result of the merger, the Company recorded a nonrecurring charge of $14.3 million during the quarter ended December 31, 1996. This charge included $7.7 million for professional fees including investment banking, legal, accounting and miscellaneous transaction costs, $3.5 million for severance, and a non-cash charge of $3.1 million for the write-off of duplicative operating assets, principally associated with the closure of the Supercuts headquarters.

The Supercuts transaction has been accounted for as a pooling-of-interests, therefore prior period financial statements were restated to reflect this merger as if the merged companies had always been combined. To effect the restatement, significant accounting adjustments were necessary to conform the accounting practices of Supercuts to those of Regis.

Revenues and net income (loss) for the combining entities were as follows (dollars in thousands):


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



OTHER ACQUISITIONS:
During 1998 and 1997, the Company made numerous acquisitions in addition to Supercuts. Costs in excess of net tangible and identifiable assets and components of the aggregate purchase price of the acquisitions were as follows:


                                              (DOLLARS IN THOUSANDS)
                                            1998                 1997
Costs in excess of net tangible
and identifiable assets                 $  21,743            $   9,700
                                         ------------------------------
                                         ------------------------------

Components of aggregate
purchase price:
     Cash                               $  24,837            $  11,300
     Notes payable                          2,130                2,600
                                         ------------------------------
                                        $  26,967            $  13,900
                                         ------------------------------
                                         ------------------------------


The aforementioned acquisitions, except Supercuts, have been recorded using the purchase method of accounting. Accordingly, the purchase prices have been allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The acquisitions recorded using the purchase method, individually and in the aggregate, are not material to the Company's operations.


4.   FINANCING ARRANGEMENTS:

The Company's long-term debt consists of the following:


                                                              (DOLLARS IN THOUSANDS)
                               INTEREST        MATURITY
                                 RATE %          DATE            1998           1997
Senior term notes            6.94 -8.18       1998-2006     $  68,000      $  74,000
Revolving credit
  facilities                 6.99 -7.67       1998-2001        28,750         14,448
Equipment and
  leasehold notes
  payable                    8.00-11.90       2000-2002        12,113          9,664
U.K. term notes               4.00-8.42       2001-2003         5,827          8,083
Other subordinated
  notes payable              5.00-12.00       2000-2004         6,046          7,267
                                                            -------------------------
                                                              120,736        113,462

Less current portion                                          (19,741)       (30,722)
                                                            -------------------------

Long-term portion                                           $ 100,995      $  82,740
                                                            -------------------------
                                                            -------------------------



In July 1998, the Company paid down its revolving credit facilities by $14.0 million with the proceeds of a 7.14 percent senior term note with interest due quarterly, and principal payments of $9.0 million and $5.0 million due in July 2007 and 2008, respectively.


30   REGIS CORPORATION 1998

In March 1997, the Company entered into a treasury lock agreement for the purpose of establishing the effective interest rate on the refinancing of a $14.0 million senior term note which matured in June 1998. The contract was entered into to reduce the risk to the Company of future interest rate fluctuations. The contract had a notional amount of $14.0 million and was tied to the U.S. government ten-year treasury note rate. Upon settlement of the agreement in June 1998, the Company incurred a loss of $1.6 million on the contract. This loss will be amortized as interest expense through 2008. The Company does not enter into financial instruments for trading or speculative purposes.

The Company renewed its working capital revolving credit facility in June 1998. Under the terms of the renewal, the revolving credit facility allows for borrowings up to $25.0 million through December 1998, $35.0 million through December 1999, $45.0 million through December 2000 and $50.0 million through October 2001, and bears interest at the prime rate. The prime rate at June 30, 1998 and 1997 was 8.50 percent. The facility also allows for borrowings bearing interest at LIBOR rates plus 1.00 to 1.25 percent based on the Company's debt to capitalization ratio. The revolving credit facility requires a quarterly commitment fee at the rate of 1/4 percent per year on the unused portion of the facility. Letters of credit totaling $0.9 million were outstanding at June 30, 1998, which reduce the amount available under the revolving credit facility.

The Company also has an additional revolving credit facility which, at the discretion of the lender, allows for borrowings up to $20.0 million and bears interest at the prime rate or LIBOR plus 1.0 percent. There are no borrowings under this facility as of June 30, 1998.

The equipment and leasehold notes payable are primarily comprised of capital lease obligations totaling $8.9 million and $5.1 million at June 30, 1998 and 1997, respectively. These capital lease obligations are payable in monthly installments over five years.

The debt agreements contain covenants, including limitations on incurrence of debt, granting of liens, investments, merger or consolidation, and transactions with affiliates. In addition, the Company must maintain specified interest coverage and debt-to-equity ratios.

The fair value of the senior term, equipment and leasehold and subordinated notes payable, based upon discounted cash flow analyses using the Company's current incremental borrowing rate, approximate their carrying values at June 30, 1998.

Aggregate maturities of long-term debt at June 30, 1998 are as follows:


                 FISCAL YEAR    (DOLLARS IN THOUSANDS)
                    1999            $  19,741
                    2000               14,967
                    2001               11,680
                    2002               21,910
                    2003                1,960
                 Thereafter            50,478
                                    ----------
                                    $ 120,736
                                    ----------
                                    ----------


5.   COMMITMENTS:

OPERATING LEASES:
The Company is committed under long-term operating leases for the rental of most of its company-owned salon locations. The terms of the leases range from one to 20 years, with many leases renewable for an additional five to ten year term at the option of the Company, and certain leases include escalation provisions. For certain leases, the Company is required to pay additional rent based on a percent of sales and, in most cases, real estate taxes and other expenses. Rent expense for the Company's international department store salons is based primarily on a percent of sales.

The Company also leases the premises in which the majority of its franchisees operate and has entered into corresponding sublease arrangements with the franchisees. These leases, generally with terms of approximately five years, are expected to be renewed on expiration. Future minimum lease payments for the next five years, which are reimbursable from the franchisees, are approximately $17.0 million annually. All additional lease costs are passed through to the franchisees.

Total rent expense, excluding sublease rental obligations which are passed through to the franchisees, includes the following:


                                               (DOLLARS IN THOUSANDS)
                                         1998             1997        1996
Minimum rent                         $ 70,372          $ 62,125     $ 49,667
Percentage rent
    based on sales                     16,912            16,799       16,078
Real estate taxes and
    other expenses                     20,628            16,802       15,889
                                     ----------------------------------------
                                     $107,912          $ 95,726     $ 81,634
                                     ----------------------------------------
                                     ----------------------------------------


FUTURE MINIMUM LEASE PAYMENTS:
As of June 30, 1998, future minimum lease payments (excluding percentage rents based on sales and sublease rental obligations which are passed through to the franchisees) due under existing

                                                     REGIS CORPORATION 1998   31

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


noncancellable operating leases with remaining terms of greater than one year are as follows:


                  FISCAL YEAR           (DOLLARS IN THOUSANDS)
                    1999                     $  78,800
                    2000                        68,301
                    2001                        53,975
                    2002                        43,880
                    2003                        36,420
                 Thereafter                    109,094
                                              ----------
Total minimum lease payments                 $ 390,470
                                              ----------
                                              ----------


SALON DEVELOPMENT PROGRAM:
As a part of its salon development program, the Company continues to negotiate and enter into leases and commitments for the acquisition of equipment and leasehold improvements related to future salon locations.


6.   INCOME TAXES:

The provision for income taxes consists of:

                                     (DOLLARS IN THOUSANDS)
                         1998               1997            1996
Current:
  Federal             $ 11,210           $ 10,133         $ 9,142
  State                  1,849              1,589           1,828
  International            166                292              15

Deferred:
  United States           7160              1,138          (2,596)
  International            104                (24)           (463)
                      --------------------------------------------
                      $ 20,489           $ 13,128         $ 7,926
                      --------------------------------------------
                      --------------------------------------------



The components of the net deferred tax asset are as follows:

                                          (DOLLARS IN THOUSANDS)
                                             1998            1997
Net current deferred tax asset:
  Insurance                              $  2,234         $ 1,756
  Payroll and payroll
     related costs                          2,097           1,313
  Nonrecurring items                        2,065           3,266
  Other, net                                 (327)
                                         ------------------------
                                         $  6,069         $ 6,335
                                         ------------------------
                                         ------------------------

Net noncurrent deferred tax asset:
  Depreciation and amortization          $ (1,380)        $ 3,898
  Deferred rent                             1,985           1,785
  Payroll and payroll
     related costs                          1,167           1,115
  Other, net                                 (248)          1,724
                                         ------------------------
                                         $  1,524         $ 8,522
                                         ------------------------
                                         ------------------------



                                        (DOLLARS IN THOUSANDS)

                                  1998           1997            1996
Income (loss) before
  income taxes:
     United States             $ 50,986       $ 20,336        $ 16,709
     International                   (9)          (634)            668
                               ---------------------------------------
                               $ 50,977       $ 19,702        $ 17,377
                               ---------------------------------------
                               ---------------------------------------


A reconciliation of the provision for income taxes and the amount computed by applying the federal statutory income tax rate to income before income taxes is as follows:


                                                (DOLLARS IN THOUSANDS)
                                           1998            1997         1996
Computed income tax
  expense at federal
  statutory rate                         $ 17,842        $  6,945    $  6,082

Increase in income taxes
       resulting from:
  State income taxes,
       net of federal
       income tax benefit                   1,836           1,033         953
  Nondeductible merger
       and transaction costs                                2,228
  Change in estimate                                        1,500
  Other, principally
       nondeductible
       goodwill                               811           1,422         891
                                         ------------------------------------
        Income
        tax expense                      $ 20,489       $  13,128    $  7,926
                                         ------------------------------------
                                         ------------------------------------

During 1997, the Company recorded a $1.5 million change in estimate associated with income tax matters related to years prior to 1996 resulting from the completion of an Internal Revenue Service examination.


7.   EMPLOYEE BENEFIT PLANS:

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


32   REGIS CORPORATION 1998

EXECUTIVE STOCK AWARD PLAN:
The Company has a nonqualified executive stock award plan (ESAP) covering those employees not eligible to participate under the qualified ESOP and PSP. Contributions to the ESAP are at the discretion of the Company.

STOCK PURCHASE PLAN:
The Company has an employee stock purchase plan (SPP) available to substantially all employees. Under terms of the plan, eligible employees may purchase the Company's common stock through payroll deductions. The Company contributes an amount equal to 15 percent of the purchase price of the stock to be purchased on the open market, not to exceed an aggregate contribution of $2.2 million.

Company contributions to the aforementioned plans, which are charged to earnings in the period contributed, included the following:

                                     (DOLLARS IN THOUSANDS)
                              1998           1997            1996
          ESOP             $ 1,146          $ 662           $ 616
          ESAP                 301            257             231
          SPP                  274            223             172

STOCK OPTIONS:
The Company's Stock Option Plan (the Plan), as amended, provides for granting both incentive stock options and nonqualified stock options. A total of 2,200,000 shares of common stock may be granted under the Plan to employees of the Company for a term not to exceed 10 years from the date of grant. Options granted to employees generally vest over a five year period. Options may also be granted under this Plan to the Company's outside directors for a term not to exceed five years from the vesting date. Options granted to outside directors vest over a four year period, although the previous Supercuts Board members were fully vested at the time of the merger.

The Plan contains restrictions on transferability, time of exercise, exercise price and on disposition of any shares acquired through exercise of the options. Incentive stock options are granted at not less than fair market value on the date of grant. The Board of Directors determines the Plan participants and establishes the terms and conditions of each option.

Separate from the Stock Option Plan described above, in an action approved by shareholders in October 1996 in connection with the merger (Note 3) and effective termination of the Supercuts stock option plans, outstanding Supercuts stock options were converted to options to purchase approximately 400,000 shares of Regis common stock on the basis of the exchange ratio established to effect the merger.


Common shares available for grant as of June 30 were 467,550, 53,850 and 405,356 for 1998, 1997 and 1996, respectively.

Stock options outstanding and weighted average exercise prices are as follows:


                                               OPTIONS OUTSTANDING
                                         ------------------------------
                                                             WEIGHTED
                                                              AVERAGE
                                                             EXERCISE
                                           SHARES              PRICE
Balance, June 30, 1995                   1,353,817             $12.24
Granted                                    473,400              16.25
Cancelled                                  (79,262)             20.62
Exercised                                 (114,150)              7.34
                                         -----------------------------

Balance, June 30, 1996                   1,633,805              13.32

Granted                                    307,500              20.44
Cancelled                                 (102,117)             21.68
Exercised                                 (271,357)             13.18
                                         -----------------------------

Balance, June 30, 1997                   1,567,831              14.20

Granted                                    328,500              26.00
Cancelled                                 (236,570)             17.58
Exercised                                 (105,664)             12.40
                                         -----------------------------

Balance, June 30, 1998                   1,554,097            $ 16.30
                                         -----------------------------
                                         -----------------------------



At June 30, 1998, the weighted average exercise price and remaining contractual life of stock options are as follows:


RANGE OF                   $  4.00-      $ 12.38-       $ 26.25-
EXERCISE PRICES            $  8.67       $ 26.00        $ 34.38         TOTAL
-------------------------------------------------------------------------------
Total options
   outstanding              622,547       834,950         96,600     1,554,097
Weighted average
   exercise price          $   7.76      $  21.09       $  29.89    $    16.30
Weighted average
   remaining
   contractual
   life in years                5.4           8.5            4.7           7.0
Options exercisable         361,247       195,150         96,600       652,997
Weighted average
   price of exercisable
   options                 $   7.60      $  16.38       $  29.89    $    13.52



In 1997, the Company adopted SFAS No. 123, a standard of accounting and reporting for stock-based compensation plans. The Company has continued to measure compensation cost for its incentive stock plans using the intrinsic value-based method of accounting it has historically used and, therefore, the standard has no effect on the Company's operating results.


                                                      REGIS CORPORATION 1998  33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Had the Company used the fair-value-based method of accounting for its stock option and incentive plans beginning in 1996 and charged compensation cost against income, over the vesting period, based on the fair value of options at the date of grant, net income and net income per share would have been as follows:

                                             (DOLLARS IN THOUSANDS,
                                              EXCEPT PER SHARE DATA)

                                        1998          1997           1996
Net income:
     As reported                     $ 30,488       $ 6,574        $ 9,451
     Pro forma                         29,989         6,000          8,528

Net income per share:
     As reported                     $   1.27       $   .28        $   .42
     Pro forma                           1.25           .26            .38

The pro forma information above only includes stock options granted in 1998, 1997 and 1996. Compensation expense under the fair-value-based method of accounting will increase over the next few years as additional stock option grants are considered.

The weighted average fair value per option granted during 1998, 1997 and 1996 was $10.92, $9.47 and $11.00, respectively. The weighted average fair value was calculated by using the fair value of each option grant on the date of grant. The fair value of options was calculated utilizing the Black-Scholes option-pricing model and the following key assumptions:


                                   1998           1997            1996
Risk-free interest rate           5.56 %         6.41 %          5.91 %
Expected life in years             6.0            6.5             7.0
Expected volatility              34.16 %        35.50 %         41.43 %
Expected dividend yield            .38 %          .39 %           .25 %



OTHER:
The Company has established unfunded deferred compensation plans which cover certain management and executive personnel. The Company maintains life insurance policies on the plans' participants. The amounts charged to earnings for these plans were $0.6 million, $0.4 million and $0.4 million in 1998, 1997 and 1996, respectively.

The Company has a survivor benefit plan for the Chairman of the Board's spouse, payable upon his death, at a rate of $0.3 million annually, adjusted for inflation, for the remaining life of his spouse. The Company has funded its future obligations under this plan through life insurance policies on the Chairman of the Board (the Chairman).

The Company has entered into an agreement with the Chairman providing that the Chairman will continue to render services to the Company until at least May 2007, and for such further period as may be agreed upon mutually. The Company has agreed to pay the Chairman an annual amount of $0.6 million, adjusted for inflation, for the remainder of his life. The Chairman has agreed that during the period in which payments to him are made, as provided in the agreement, he will not engage in any business competitive with the business conducted by the Company. Compensation associated with this agreement is charged to expense as services are provided.

Effective July 1, 1998, the Company established a survivor benefit plan for the Chief Executive Officer's spouse, payable upon his death, at a rate of one half of his deferred compensation benefit, adjusted for inflation, for the remaining life of his spouse. The Company has funded its future obligations under this plan through life insurance policies on the Chief Executive Officer.


8.   SHAREHOLDERS' EQUITY:

In addition to the shareholder equity activity described in Note 7, the following activity has taken place:

INCREASE IN AUTHORIZED SHARES AND DESIGNATION OF PREFERRED CLASS:
The Company has 50 million shares of capital stock authorized, par value $.05, of which all outstanding shares and shares available under the Stock Option Plan have been designated as common.

In addition, 250,000 shares of authorized capital stock have been designated as Series A Junior Participating Preferred Stock (preferred stock). None of the preferred stock has been issued.

SHAREHOLDERS' RIGHTS PLAN:
The Company has a shareholders' rights plan pursuant to which one preferred share purchase right is held by shareholders for each outstanding share of common stock.

The rights become exercisable only following the acquisition by a person or group, without the prior consent of the Board of Directors, of 20 percent or more of the Company's voting stock, or following the announcement of a tender offer or exchange offer to acquire an interest of 20 percent or more. If the rights become exercisable, they entitle all holders, except the take-over bidder, to purchase one one-hundredth of a share of preferred stock at an exercise price of $120, subject to adjustment, or in lieu of purchasing the preferred stock, to purchase for the same exercise price common stock of the Company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right.


34  REGIS CORPORATION 1998

9.   GEOGRAPHIC BUSINESS OPERATIONS:

The Company owns and operates hairstyling and hair care salons throughout the United States and in several other countries, principally the U.K. A summary of the Company's operations for the United States and International is presented below. All intercompany revenues and expenses have been eliminated.


                                           (DOLLARS IN THOUSANDS)
                                    1998                1997          1996
Revenues:
   United States               $ 679,777           $ 603,170     $ 531,599
   International                 118,367             110,049        85,708
                               -------------------------------------------
                               $ 798,144           $ 713,219     $ 617,307
                               -------------------------------------------
                               -------------------------------------------
Operating income:
   United States               $  57,106           $  26,584     $  23,552
   International                   2,823               1,863         2,615
                               -------------------------------------------
                               $  59,929           $  28,447     $  26,167
                               -------------------------------------------
                               -------------------------------------------
Total assets:
   United States               $ 356,369           $ 300,814     $ 275,954
   International                  25,981              30,721        28,000
                               -------------------------------------------
                               $ 382,350           $ 331,535     $ 303,954
                               -------------------------------------------
                               -------------------------------------------

10.  NONRECURRING ITEMS:

The following table summarized nonrecurring items recorded by the Company:


                                                (DOLLARS IN THOUSANDS)
                                         1998           1997             1996
Salon closures and
  dispositions,
  primarily Supercuts                               $  1,500         $  7,000

Resolution of Supercuts
  officer litigation                                   2,909            5,823

Merger and transaction
  costs (Note 3)                                      14,322

Loss on divestiture of
  Anasazi business
  and assets                          $ 1,979
                                      ----------------------------------------
                                      $ 1,979       $ 18,731         $ 12,823
                                      ----------------------------------------
                                      ----------------------------------------



Anasazi Exclusive Salon Products, LLC., a salon products manufacturing company, was sold to Curtis Acquisition LLC, which is controlled by two members of the Company's Board of Directors, one of whom is the Chairman.

Approximately $2.0 million, $.3 million and $4.4 million of the nonrecurring items in 1998, 1997 and 1996, respectively, are non-cash in nature.

REPORT OF INDEPENDENT
ACCOUNTANTS


To the Shareholders and Directors of
Regis Corporation:


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Regis Corporation at June 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
August 21, 1998

                                                      REGIS CORPORATION 1998  35

QUARTERLY FINANCIAL DATA




                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                QUARTER ENDED
                                    ------------------------------------------------------------        YEAR
                                    SEPTEMBER 30       DECEMBER 31      MARCH 31       JUNE 30          ENDED
1998

Revenues                            $ 188,681           $ 198,952      $ 197,273      $ 213,238     $ 798,144

Operating income                       12,115              15,821         13,889         18,104        59,929
Net income                              5,796               7,957          6,769          9,966        30,488
Net income per
     diluted share (a)                    .24                 .33            .28            .41          1.27(c)
Dividends declared per share              .02                 .02            .02            .03           .09


1997

Revenues                            $ 170,605           $ 176,458      $ 175,488      $ 190,668     $ 713,219

Operating income                       12,360              (7,966)         9,773         14,280        28,447
Net income (loss)                       4,541              (8,880)         4,251          6,662         6,574
Net income (loss) per
     diluted share (b)                    .20                (.38)           .18            .29           .28(c)
Dividends declared per share              .02                 .02            .02            .02           .08

(a) For the quarter ended September 30, 1997 and for the full year 1998, exclusive of nonrecurring items (Notes 3 and 10), net income per diluted share would have been $.29 and $1.31, respectively.

(b) For quarters ended September 30, 1996, December 31, 1996, March 31, 1997, June 30, 1997, and for the full year 1997, exclusive of nonrecurring items (Notes 3 and 10), net income per diluted share would have been $.25, $.21, $.18, $.28 and $.92, respectively.

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

As of June 30, 1998, Regis shares were owned by approximately 13,000 shareholders. The common stock price was $29.19 per share on August 14, 1998.

                                           1998                 1997
                                       HIGH       LOW        HIGH      LOW
1st quarter                           $25.50    $22.94     $34.00    $21.75
2nd quarter                            27.00     22.97      27.50     15.25
3rd quarter                            30.00     25.00      18.50     15.75
4th quarter                            30.00     26.00      24.00     17.63


36  REGIS CORPORATION 1998

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


CORPORATE OFFICERS

Myron Kunin
CHAIRMAN

Paul D. Finkelstein
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Christopher A. Fox
EXECUTIVE VICE PRESIDENT

Mary Anders
SENIOR VICE PRESIDENT,
MARKETING

Kris Bergly
CHIEF OPERATING OFFICER
Wal-Mart/SmartStyle Family
Hair Salons

Bert M. Gross
SENIOR VICE PRESIDENT,
GENERAL COUNSEL AND
SECRETARY

William E. Halfacre
SENIOR VICE PRESIDENT,
RETAIL AND PURCHASING
CHIEF OPERATING OFFICER
Trade Secret

Bruce D. Johnson
SENIOR VICE PRESIDENT,
DESIGN AND CONSTRUCTION

Mark Kartarik
SENIOR VICE PRESIDENT
PRESIDENT AND
CHIEF OPERATING OFFICER
Supercuts, Inc.

Sharon Kiker
CHIEF OPERATING OFFICER
Regis Hairstylists

Gordon Nelson
SENIOR VICE PRESIDENT,
FASHION AND EDUCATION

Randy L. Pearce
SENIOR VICE PRESIDENT, FINANCE,
AND CHIEF FINANCIAL OFFICER

Anthony W. E. Rammelt
SENIOR VICE PRESIDENT,
INTERNATIONAL MANAGING
DIRECTOR, EUROPE

Rob Ribnick
CHIEF OPERATING OFFICER
MasterCuts


ANNUAL MEETING

The annual meeting of Regis shareholders will be held at The Minneapolis Institute of Arts, 2400 Third Avenue South, Minneapolis, Minnesota, on October 13, 1998, at 4:00 p.m.


ANNUAL REPORT ON FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended June 30, 1998, may be obtained without charge by writing to:

     Bert M. Gross, Secretary
     Regis Corporation
     7201 Metro Boulevard
     Minneapolis, Minnesota 55439


TRANSFER AGENT AND REGISTRAR

Norwest Bank Minnesota, N.A.
South St. Paul, Minnesota


INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Minneapolis, Minnesota


CORPORATE HEADQUARTERS

7201 Metro Boulevard
Minneapolis, Minnesota 55439
PHONE (612) 947-7777
FAX (612) 947-7700


WEBSITE

http://www.regiscorp.com