Form 10-K, Exhibit 13
period 1999-06-30
REGIS CORP
filed 1999-09-17
CIK 716643

SELECTED FINANCIAL DATA
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


        The following table sets forth, for the periods indicated, selected financial data derived from the Company's consolidated financial statements.

                                             1999           1998          1997            1996           1995
        Revenues                          $ 974,872      $ 848,444      $ 756,242      $ 654,642      $ 556,616
        Operating income (a)                 62,802         63,816         31,555         28,624         28,108
        Net income (a)                       30,346         32,699          8,258         11,077         12,366
        Net income per diluted share (a)        .76            .84            .22            .30            .35
        Total assets                        493,624        402,914        349,892        317,481        256,332
        Long-term debt, including
        current portion                     166,986        126,628        120,242        107,061         90,975
        Dividends declared                $     .10      $     .06      $     .05       $    .05


        (a) The following information is provided to facilitate comparisons of operating income, net income and net income per diluted share, absent the impact of certain nonrecurring activities (See Note 10 to the consolidated financial statements). Exclusive of nonrecurring items, operating income would have been $78,935, $65,795, $50,286 and $41,447 in 1999, 1998, 1997 and 1996, respectively. Exclusive of nonrecurring items, net income and net income per diluted share, respectively, would have been $41,901 and $1.05 in 1999; $33,811 and $.87 in 1998; $23,021 and $.61 in
1997; $18,607 and $.51 in 1996; and $11,661 and $.33 in 1995.


KEY RATIOS

                                                                                           For the Years Ended June 30,
                                                                                             1999     1998     1997
        Net income per diluted share exclusive of goodwill amortization*                     1.20     1.00     0.72
        Gross margin percentage                                                              43.5 %   43.2 %   42.4 %
        Salon contribution percentage                                                        17.7 %   17.1 %   15.8 %
        Product sales mix                                                                    28.4 %   28.2 %   26.9 %
        Operating income as a percent of revenues*                                            8.1 %    7.8 %    6.6 %
        Debt-to-capitalization ratio                                                         41.4 %   39.0 %   43.5 %

*       Excludes nonrecurring items (see Note 10 to the consolidated financial statements)


ANNUAL RESULTS

        The following table sets forth for the periods indicated certain information derived from the Company's consolidated statement of operations expressed as a percent of revenues. The percentages are computed as a percent of total Company revenues, except as noted.

                                                    For the Years Ended June 30,
                                                      1999     1998     1997
        Company-owned service revenues (1)            71.6%    71.8 %   73.1 %
        Company-owned product revenues (1)            28.4     28.2     26.9
        Franchise revenue                              4.9      5.4      5.8

        Company-owned operations:
                Profit margins on service (2)         42.4     42.3     41.4
                Profit margins on product (3)         46.2     45.4     45.1
                Direct salon (1)                       8.6      8.9      9.3
                Rent (1)                              13.8     13.9     13.9
                Depreciation (1)                       3.3      3.3      3.4

                     Direct salon contribution (1)    17.7     17.1     15.8

        Selling, general and administrative           11.3    11.5     11.8
        Depreciation and amortization                  1.3     1.2      1.1
        Nonrecurring items                             1.7     0.2      2.5

        Operating income                               6.4     7.5      4.2
        Income before income taxes                     5.4     6.4      3.0
        Net income                                     3.1     3.9      1.1

        Operating income, excluding nonrecurring items 8.1     7.8     6.6
        Net income, excluding nonrecurring items       4.3     4.0     3.0


        (1)     Computed as a percent of company-owned revenues
        (2)     Computed as a percent of service revenues
        (3)     Computed as a percent of product revenues

        12      Regis Corporation 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

SUMMARY
Regis Corporation, based in Minneapolis, is the largest owner, operator, franchisor and consolidator of hair and retail product salons in the world. The Regis worldwide operations include 4,954 hairstyling salons at June 30, 1999 operating in two segments: domestic and international. The Company's domestic segment includes 4,650 salons operating primarily under the brand names of Regis Salons, MasterCuts, Trade Secret, SmartStyle, Supercuts and Cost Cutters. The Company's international operations include 304 salons located in the United Kingdom. The Company has more than 31,000 employees worldwide.

During fiscal 1999, the Company's consolidated revenues increased 14.9 percent to $974.9 million. Exclusive of nonrecurring items, operating income grew 20.0 percent to $78.9 million and net income per diluted share increased
20.7 percent to $1.05 per share, compared to $.87 per share in the prior year. During fiscal 1998, the Company's consolidated revenues increased 12.2 percent to a record $848.4 million. Exclusive of nonrecurring items, operating income grew 30.8 percent to $65.8 million and net income per diluted share increased 42.6 percent to $.87 per share, compared to $.61 per share in the prior year.

Financial data presented for fiscal 1998 and 1997 reflect the retroactive effects of the March 1999 merger with Heidi's, Inc. (Heidi's) and the May 1999 merger with The Barbers, Hairstyling for Men & Women, Inc. (The Barbers) which were accounted for as poolings-of interests (see Note 3 to the Consolidated Financial Statements). The financial statements have been prepared by combining the historical financial statements of Regis Corporation with those of Heidi's and The Barbers for each of these periods.

RESULTS OF OPERATIONS
REVENUES
Revenues in fiscal 1999 grew to a record $974.9 million, an increase of $126.4 million, or 14.9 percent, over fiscal 1998. Approximately 30 percent of this increase is attributable to increases in same-store sales, with the remaining increase due to net salon openings and acquisitions occurring in fiscal 1999 and the full year impact of fiscal 1998 net salon openings and acquisitions. Mall based and strip center salon operations in the United States and Canada (Domestic salons) accounted for $129.9 million of the increase in total revenues. Franchise income increased $1.8 million due to an increase in sales of franchised salons. These increases were offset by a decrease in revenue from the Company's International operations. During fiscal 1999, the Company closed or disposed of its salon operations in South Africa, Mexico, Ireland, Switzerland and France which resulted in a decrease in revenues when compared to fiscal 1998.

                            BUSINESS MIX

                                      (DOLLARS IN THOUSANDS)
                                     1999       1998      1997
Domestic:
Regis                            $356,473   $319,404  $297,454
MasterCuts                       $123,454   $107,821  $ 94,963
Trade Secret                     $136,874   $115,024  $ 91,412
Wal-Mart                         $ 63,480   $ 45,908  $ 34,625
Strip Centers                    $145,888   $108,146  $ 94,904
Franchise Income                 $ 47,732   $ 45,965  $ 43,536
International:                   $100,971   $106,176  $ 99,848
                                 --------   --------  --------
                                 $974,872   $848,444  $756,242
                                 ========   ========  ========

                                       REGIS CORPORATION 1999   13

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

During fiscal 1999, same-store sales from all Domestic company-owned salons open more than 12 months increased 5.6 percent, compared to increases of 5.8 percent and 3.1 percent in fiscal 1998 and 1997, respectively. Same-store sales for the United Kingdom salons (U.K. salons) increased 1.2 percent in fiscal 1999. Same-store sales increases achieved during fiscal 1999, 1998 and 1997 were driven primarily by increased customer transactions and market based price increases in certain salon divisions. A total of 98 million customers were served in fiscal 1999 compared to 91 million and 85 million customers served in fiscal 1998 and 1997, respectively. The Company utilizes an audiovisual-based training system in its salons. Management believes this training system provides its employees with improved customer service and technical skills, and positively contributes to the increase in customers served.

System-wide sales, inclusive of non-consolidated sales generated from franchisee salons, grew to $1.5 billion, $1.3 billion, and $1.1 billion in fiscal 1999, 1998 and 1997, representing increases of 15.4 percent, 18.2 percent and 10.0 percent, respectively. The increase in system-wide sales in fiscal 1999 and 1998 was the result of same-store sales increases from existing salons and net salon openings as well as the total number of salons added to the system through acquisitions. System-wide same-store sales increased 5.4 percent, 5.3 percent and 2.6 percent in fiscal 1999, 1998 and 1997, respectively.

SERVICE REVENUES increased to $663.5 million, $576.5 million and $521.0 million for 1999, 1998 and 1997. The growth in service revenues of 15.1 percent and 10.7 percent in fiscal 1999 and 1998, respectively, was driven by acquisitions, same store-sales growth, and accelerated new salon construction.

PRODUCT REVENUES increased to $263.7 million, $226.0 million and $191.7 million in fiscal 1999, 1998 and 1997. The growth in product revenue of 16.7 percent and 17.9 percent in fiscal 1999 and 1998, respectively, continues a trend of escalating product revenues due to strong product same-store sales growth, a reflection of continuous focus on product awareness, training and acceptance of national label merchandise and opening an additional 108 Trade Secret salons through new construction or acquisitions between the two periods. In fiscal 1999, product revenues as a percent of total company-owned revenues increased to 28.4 percent of revenues, compared to 28.2 percent and
26.9 percent of revenues in 1998 and 1997, respectively.

FRANCHISE REVENUE, including royalties and initial franchise fees from franchisees, and product and equipment sales made by the Company to franchisees, increased 3.8 percent in fiscal 1999 to $47.7 million from $46.0 million in fiscal 1998. In fiscal 1998, franchise revenue increased 5.6 percent, or $2.4 million, compared to fiscal 1997. The increase in franchise revenue in 1999 and 1998 is primarily the result of an increase in royalties on increased franchise sales, which sales are not included in the Company's consolidated revenues and an increase in product and equipment sales to franchisees.



                       REVENUES INCREASED 15 PERCENT FROM 1998.
                                 REVENUE COMPONENTS
                         5 YEAR COMPOUND ANNUAL GROWTH RATE:
                                       14.7%

$ MILLIONS



                             1997       1998      1999

Service                     521.0      576.5     663.5
Product                     191.7      226.0     263.7
Franchise                    43.5       45.9      47.7
Total                      $756.2     $848.4    $974.9


      14   REGIS CORPORATION 1999

COST OF REVENUE
The aggregate cost of product and service revenues in fiscal 1999 was $524.1 million, compared to $455.7 million and $410.8 million in fiscal 1998 and 1997, respectively. As discussed in the following paragraphs, the resulting gross margin percentage for fiscal 1999 improved to 43.5 percent of company-owned revenues compared to 43.2 percent and 42.4 percent of company-owned revenues in fiscal 1998 and 1997.

SERVICE MARGINS for fiscal 1999 improved 10 basis points to 42.4 percent of company-owned revenues, compared to 42.3 percent and 41.4 percent in the two preceding fiscal years. This continued improvement was driven by ongoing efforts by the Company to control payroll costs in all operating divisions and growth in the mix of the Company's higher service margin salon concepts, primarily Supercuts, MasterCuts and Wal-Mart/SmartStyle.

PRODUCT MARGINS for fiscal 1999 improved to 46.2 percent of company-owned revenues, compared to 45.4 percent and 45.1 percent in fiscal 1998 and 1997. This 80 basis point improvement was primarily driven by lower product costs in Supercuts and Trade Secret salons resulting from the benefit of Regis' purchasing power. Fiscal 1998 product margins also benefited from lower product costs, primarily in the Supercuts and Wal-Mart/SmartStyle salons.

               COMBINED GROSS
             MARGINS CONTINUED
            TO IMPROVE IN 1999.

           COMBINED GROSS MARGINS

           1997     1998    1999
           42.4%    43.2%   43.5%



DIRECT SALON
This expense category includes direct costs associated with salon operations such as advertising, promotion, insurance, telephone and utilities. Direct salon expenses were $80.0 million in fiscal 1999, compared to $71.7 million and $66.3 million in fiscal 1998 and 1997, and improved as a percent of company-owned revenue to 8.6 percent, compared to 8.9 percent and 9.3 percent in fiscal 1998 and 1997. The fiscal 1999 improvement in direct salon expenses is a result of the Company's increased ability to leverage these costs against strong same-store sales and a maturing salon base. The fiscal 1998 improvement in direct salon expenses was due to the closures of under-performing stores, primarily Supercuts salons, as well as sales leverage.

           DIRECT SALON
           CONTRIBUTION
         INCREASED 60 BASIS
         POINTS OVER 1998.

     DIRECT SALON CONTRIBUTION

       1997    1998    1999
       15.8%   17.1%   17.7%

RENT
Rent expense in fiscal 1999 was $127.9 million, compared to $111.8 million and $99.0 million in fiscal 1998 and 1997. Rent expense in fiscal 1999 increased 14.4 percent or $16.1 million from fiscal 1998. Rent expense in fiscal 1999 improved 10 basis points to 13.8 percent of company-owned revenues compared to 13.9 percent in fiscal 1998 and 1997, respectively. The slight improvement is a result of leveraging this fixed cost against same-store sales increases.

DEPRECIATION--SALON LEVEL
Depreciation expense at the salon level remained consistent in fiscal 1999 at
3.3 percent of revenues compared to 3.3 percent and 3.4 percent in fiscal 1998 and 1997.


                                                 REGIS CORPORATION 1999   15

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


DIRECT SALON CONTRIBUTION
For reasons previously discussed, direct salon contribution, representing company-owned salon revenues less associated operating expenses, improved in fiscal 1999 to $164.2 million or 17.7 percent of company-owned revenues, compared to $137.0 million or 17.1 percent in fiscal 1998 and $112.5 million or 15.8 percent in fiscal 1997.

SELLING, GENERAL AND ADMINISTRATIVE
Selling, general and administrative (SG&A) expenses include field supervision (payroll, related taxes and travel) and home office administration costs (such as warehousing, salaries, occupancy costs and professional fees). SG&A expenses increased $12.5 million in fiscal 1999 to $110.3 million, compared to $97.9 million in fiscal 1998, but improved as a percent of total revenue to 11.3 percent in 1999 from 11.5 percent and 11.8 percent in fiscal 1998 and 1997, respectively. The 20 basis point improvement in SG&A in 1999 is a result of the Company's ability to leverage the fixed cost components of this category against revenue increases. The 30 basis point improvement in SG&A in fiscal 1998 was primarily driven by cost reductions associated with the amalgamation of the Supercuts administrative office functions.

DEPRECIATION AND AMORTIZATION--CORPORATE
Depreciation and amortization--corporate was 1.3 percent of total revenues in 1999, compared to 1.2 percent and 1.1 percent of total revenues in fiscal 1998 and 1997, respectively. Amortization expense increased in fiscal 1999 and 1998 due to the increased level of goodwill, associated with the Company's salon acquisition activity. Fiscal 1999 depreciation expense increased over fiscal 1998 and 1997, primarily due to increased depreciation levels associated with the Company's fiscal 1998 purchases of additional corporate office buildings and new distribution center.

NONRECURRING ITEMS
See Note 10 to the Consolidated Financial Statements.

OPERATING INCOME
Operating income in fiscal 1999 was $62.8 million, compared to $63.8 million in fiscal 1998. Fiscal 1999 operating income was impacted by merger and transaction costs associated with the Heidi's and The Barbers mergers, a nonrecurring charge related to restructuring the Company's International operations and nonrecurring costs associated with the Company's year 2000 remediation program.

Operating income increased to $63.8 million in 1998 from $31.6 million in fiscal 1997. Fiscal 1997 was significantly affected by Supercuts-related merger and transaction costs, and restructuring charges (nonrecurring items).

Exclusive of nonrecurring items, operating income in fiscal 1999 improved
20.0 percent to $78.9 million, or 8.1 percent of revenues, compared to $65.8 million and $50.3 million in fiscal 1998 and 1997, respectively. The annual improvements were driven by improved gross margins and the overall leveraging of fixed costs.

             OPERATING INCOME
               INCREASED 20%
                 OVER 1998.

              OPERATING INCOME

$ MILLIONS
EXCLUDING NONRECURRING ITEMS

                 1997    1998    1999
                $50.3   $65.8   $78.9

       16   REGIS CORPORATION 1999

INTEREST
Interest expense in fiscal 1999 was $11.6 million, compared to $10.5 million and $10.7 million in fiscal 1998 and 1997, representing 1.2 percent,
1.2 percent and 1.4 percent of total revenues, respectively. Although debt levels have increased, interest expense as a percent of sales has remained relatively consistent due to the benefit of reduced interest rates and the Company's ability to leverage this cost against revenue increases.

INCOME TAXES
The Company's effective tax rate in fiscal 1999 was 42.5 percent of pre-tax income compared to 39.9 percent and 63.1 percent in fiscal 1998 and 1997. In fiscal 1999, the Company's effective tax rate was negatively impacted by nondeductible merger and transaction costs associated with the Company's mergers with Heidi's and The Barbers, and the U.K. restructuring charges. In fiscal 1997, the Company's effective tax rate was negatively affected by nondeductible merger and transaction costs associated with the Supercuts merger.

Exclusive of nonrecurring items, the Company's effective tax rate was 39.2 percent, 39.9 percent and 42.7 percent, respectively, in fiscal 1999, 1998 and 1997. In fiscal 1999, the Company's effective tax rate benefited from net operating losses utilized by Heidi's, Inc. prior to the merger and an increase in international pre-tax income during the fourth quarter of fiscal 1999 which is taxed at a lower rate. The fiscal 1997 effective tax rate was negatively affected by the Company's inability to fully utilize the income tax benefits of Supercuts operating costs in certain states. Additionally, as part of its June 30, 1997 income tax provision, the Company recorded a $1.5 million change in estimate associated with income tax matters related to years prior to 1997.

NET INCOME
Net income in fiscal 1999 was $30.3 million, or $0.76 per diluted share, compared to net income of $32.7 million, or $.84 per diluted share, in fiscal 1998, and $8.3 million, or $.22 per diluted share, in fiscal 1997. Exclusive of nonrecurring items, net income in fiscal 1999 increased to a record $41.9 million, or $1.05 per diluted share, compared to net income, exclusive of nonrecurring items, of $33.8 million, or $.87 per diluted share, in fiscal 1998 and $23.0 million, or $.61 per diluted share in fiscal 1997. Earnings per diluted share, exclusive of nonrecurring items, increased 20.7 percent and 42.6 percent in fiscal 1999 and 1998, respectively. These increases primarily resulted from sales increases, improved gross margins and leveraging of fixed costs, as previously discussed.

                    EARNINGS PER SHARE
                    INCREASED 21% OVER
                          1998.

                    EARNINGS PER SHARE

DILUTED
EXCLUDING NONRECURRING ITEMS

                         1997      1998    1999
                        $0.61     $0.87   $1.05

                                                 REGIS CORPORATION 1999  17

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

EFFECTS OF INFLATION
The Company compensates its Regis and International salon employees with percentage commissions based on sales they generate, thereby enabling salon payroll expense as a percent of revenues to remain relatively constant. Accordingly, this provides the Company certain protection against inflationary increases as payroll expense and related benefits (the Company's major expense components) are, with respect to these divisions, variable costs of sales. The Company does not believe inflation, due to its low rate, has had a significant impact on the results of operations associated with hourly paid hairstylists for the remainder of its mall-based and strip center salons.

LIQUIDITY AND CAPITAL RESOURCES
Customers pay for salon services and merchandise in cash at the time of sale, which reduces the Company's working capital requirements. Net cash provided by operating activities in fiscal 1999 rose to $72.2 million compared to $70.7 million in fiscal 1998. The increase in fiscal 1999 is due to improved operating performance during the year partially offset by cash paid for merger costs associated with The Barbers and Heidi's mergers of $3.0 million and the U.K. restructuring of $.3 million.

CAPITAL EXPENDITURES AND ACQUISITIONS
During fiscal 1999, the Company had worldwide capital expenditures of $76.2 million, of which $6.4 million related to acquisitions of 280 salons and $3.5 million for equipment acquired under capital leases. During fiscal 1999, the Company constructed 282 new salons. The Company also completed 95 major remodeling projects. All capital expenditures during fiscal 1999 were funded by the Company's operations and borrowings under its revolving credit facility.

         NEW SALON CONSTRUCTION 1999

Regis                                   41
MasterCuts                              47
Trade Secret                            44
Wal-Mart/SmartStyle                     78
Strip Centers (primarily Supercuts)     60
International                           12

The Company anticipates its worldwide salon development program for fiscal 2000 will include approximately 360 new salons and 125 major remodeling and conversion projects. It is expected that expenditures for these new salons and other projects will be approximately $66.0 million in fiscal 2000, excluding capital expenditures associated with acquisitions.

     PROJECTED SALON CONSTRUCTION 2000

Regis                                   50
MasterCuts                              50
Trade Secret                            45
Wal-Mart/SmartStyle                    120
Strip Centers (primarily Supercuts)     85
International                           10

FINANCING
Financing activities are discussed in Note 4 to the Consolidated Financial Statements.

Subsequent to the company's fiscal 1999 year end, the Company replaced both of its existing revolving credit facilities with a new senior credit facility which allows for borrowings of $180 million due in July, 2002, and bears interest at prime rate or LIBOR rate plus .50 percent to 1.00 percent, based on the Company's debt to capitalization ratio.

Merger and transaction costs are discussed in Note 3 to the Consolidated Financial Statements.

Nonrecurring items are discussed in Note 10 to the Consolidated Financial Statements.


       18   REGIS CORPORATION 1999

The Company translates the financial statements of its international subsidiaries to U.S. dollars for financial reporting purposes, and accordingly is subject to fluctuations in currency exchange rates.

Management believes that cash generated from operations and amounts available under its existing debt facilities will be sufficient to fund its anticipated capital expenditures and required debt repayments for the foreseeable future.

DIVIDENDS
In February 1999, the board of directors approved a three-for-two stock split of its common stock in the form of a 50 percent stock dividend distributed on March 1, 1999 to shareholders of record on February 15, 1999. All share and per share amounts have been restated to reflect the stock split.

The Company paid dividends of $.10 per share during fiscal 1999 and $.06 per share during fiscal 1998. On August 24, 1999 the Board of Directors of the Company declared a $.03 per share quarterly dividend payable September 22, 1999 to shareholders of record on September 7, 1999.

            RETURN ON EQUITY
           INCREASED 20 BASIS
            POINTS IN 1999.

RETURN ON EQUITY

NET INCOME BEFORE
NONRECURRING ITEMS AS A
PERCENT OF
AVERAGE EQUITY

             1997      1998     1999
            16.0%     19.1%    19.3%




YEAR 2000
The Company previously initiated a comprehensive project to prepare its computer systems for the Year 2000. The Company has completed all phases of the project including the awareness, assessment, validation and implementation phases. Accordingly, management believes the Year 2000 will not have a significant impact on operations. As part of the overall project, the Company is in the process of developing a contingency plan to mitigate the Company's risk that primary vendors or other external forces could have an impact on the Company's operations.

Costs associated with the Year 2000 are expensed as incurred and are funded through operating cash flows. The Company has incurred $4.6 million related to Year 2000 project costs from the project's inception in fiscal 1998 through fiscal 1999, of which $4.1 million was incurred and charged to earnings during fiscal 1999. No significant additional costs are anticipated to be incurred in the future.

The Company has contacted critical suppliers of products and services to assess whether the suppliers' operations and the products and services they provide are Year 2000 compliant or to monitor their progress toward Year 2000 compliance. The results of the Company's inquiries have indicated that the majority of our critical suppliers are either compliant or have a plan in place to be compliant by the end of 1999. There can be no absolute assurance that another company's failure to ensure Year 2000 compliance would not have an adverse effect on the Company.


                                                 REGIS CORPORATION 1999   19

CONSOLIDATED BALANCE SHEET

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                             JUNE 30
                                                                                     1999              1998
ASSETS
Current assets:
     Cash                                                                        $   7,351         $   7,678
     Receivables, net                                                               16,506            14,414
     Inventories                                                                    70,056            56,030
     Deferred income taxes                                                           8,596             6,429
     Other current assets                                                           10,570             6,818
                                                                                 -----------------------------

         Total current assets                                                      113,079            91,369

Property and equipment, net                                                        213,299           181,107
Goodwill                                                                           153,954           119,042
Other assets                                                                        13,292            11,396
                                                                                 -----------------------------

              Total assets                                                       $ 493,624         $ 402,914
                                                                                 =============================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Long-term debt, current portion                                             $  23,945         $  20,091
     Accounts payable                                                               22,754            25,394
     Accrued expenses                                                               53,310            43,595
                                                                                 -----------------------------

         Total current liabilities                                                 100,009            89,080

Long-term debt                                                                     143,041           106,537
Other noncurrent liabilities                                                        14,377             8,939

Commitments (Note 5)

Shareholders' equity:
     Common stock, $.05 par value; issued and outstanding, 38,641,122 and
         38,238,121 common shares at June 30, 1999 and 1998,
         respectively                                                                1,932             1,275
     Additional paid-in capital                                                    148,591           138,677
     Accumulated other comprehensive loss                                           (1,148)           (1,677)
     Retained earnings                                                              86,822            60,083
                                                                                 -----------------------------

         Total shareholders' equity                                                236,197           198,358
                                                                                 -----------------------------

              Total liabilities and shareholders' equity                         $ 493,624         $ 402,914
                                                                                 =============================



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

       20   REGIS CORPORATION 1999

CONSOLIDATED STATEMENT OF OPERATIONS


(DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              YEARS ENDED JUNE 30
                                                    1999              1998              1997
Revenues:
     Company-owned salons:
         Service                                 $ 663,426         $ 576,497         $ 520,990
         Product                                   263,714           225,982           191,716
                                                 ----------------------------------------------

                                                   927,140           802,479           712,706
     Franchise income                               47,732            45,965            43,536
                                                 ----------------------------------------------

                                                   974,872           848,444           756,242
                                                 ----------------------------------------------

Operating expenses:
     Company-owned:
         Cost of service                           382,080           332,360           305,550
         Cost of product                           142,002           123,323           105,242
         Direct salon                               79,979            71,661            66,315
         Rent                                      127,876           111,758            99,037
         Depreciation                               31,024            26,361            24,027
                                                 ----------------------------------------------

                                                   762,961           665,463           600,171

     Selling, general and administrative           110,336            97,875            88,963
     Depreciation and amortization                  12,983            10,012             8,403
     Nonrecurring items                             16,133             1,979            18,731
     Other                                           9,657             9,299             8,419
                                                 ----------------------------------------------

              Total operating expenses             912,070           784,628           724,687
                                                 ----------------------------------------------

              Operating income                      62,802            63,816            31,555

Other income (expense):
     Interest                                      (11,576)          (10,492)          (10,674)
     Other, net                                      1,507             1,104             1,519
                                                 ----------------------------------------------

              Income before income taxes            52,733            54,428            22,400

Income taxes                                       (22,387)          (21,729)          (14,142)
                                                 ----------------------------------------------

                  Net income                     $  30,346         $  32,699         $   8,258
                                                 ==============================================

Net income per share:
     Basic                                       $     .79         $     .87         $     .23
                                                 ==============================================
     Diluted                                     $     .76         $     .84         $     .22
                                                 ==============================================

Weighted average common and
     common equivalent shares outstanding           39,740            38,826            37,489
                                                 ==============================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                                                 REGIS CORPORATION 1999    21

CONSOLIDATED STATEMENTS OF CHANGES ON SHAREHOLDERS' EQUITY


(DOLLARS IN THOUSANDS)

                                                                           ACCUMULATED
                                        COMMON STOCK        ADDITIONAL        OTHER
                                                              PAID-IN     COMPREHENSIVE   RETAINED                  COMPREHENSIVE
                                     SHARES       AMOUNT      CAPITAL     INCOME (LOSS)   EARNINGS        TOTAL       INCOME
Balance, June 30, 1996             24,173,835   $    1,209  $   110,595   $    (2,088)   $   22,963   $   132,679
Net income                                                                                    8,258         8,258   $    8,258
Foreign currency translation
    adjustments                                                                   739                         739          739
Proceeds from sale of common
   stock                              500,000           25       11,100                                    11,125
Proceeds from exercise of stock
   options                            271,082           14        3,696                                     3,710
Shares issued under company-
   sponsored programs                  15,058            1          237                                       238
Tax benefit realized upon exercise
    of stock options                                                853                                       853
Dividends                                                                                    (1,722)       (1,722)
                                   -------------------------------------------------------------------------------------------

Balance, June 30, 1997             24,959,975        1,249      126,481        (1,349)       29,499       155,880   $    8,997
                                                                                                                    ==========
Net income                                                                                   32,699        32,699       32,699
Foreign currency translation
   adjustments                                                                   (328)                       (328)        (328)

Proceeds from sale of common
   stock                              400,000           20       10,390                                    10,410
Proceeds from exercise of stock
   options                            124,605            6        1,348                                     1,354
Shares issued under company-
   sponsored programs                   4,415                        61                                        61
Tax benefit realized upon
   exercise of stock options                                        397                                       397
Dividends                                                                                    (2,115)       (2,115)
                                   -------------------------------------------------------------------------------------------
Balance, June 30, 1998             25,488,995        1,275      138,677        (1,677)       60,083       198,358   $   32,371
                                                                                                                    ==========

Net income                                                                                   30,346        30,346       30,346
Foreign currency translation
   adjustments                                                                    529                         529          529
Less: Reclassification adjustment
   for translation losses realized
   in net income                                                                                                          (964)

Stock split effected in the form
   of a stock dividend             12,741,490          637         (637)
Proceeds from exercise of stock
   options                            309,929           15        3,794                                     3,809
Shares issued under company-
   sponsored programs                  17,941            1          235                                       236
Shares issued in connection
   with salon acquisitions             82,767            4        2,103                                     2,107
Tax benefit realized upon exercise
   of stock options                                               1,389                                     1,389
Contribution of shareholder
   debt to capital                                                3,030                                     3,030
Dividends                                                                                    (3,607)       (3,607)
                                   -------------------------------------------------------------------------------------------

Balance, June 30, 1999             38,641,122   $    1,932  $   148,591   $    (1,148)   $   86,822   $   236,197   $   29,911
                                   ===========================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

       22   REGIS CORPORATION 1999

CONSOLIDATED STATEMENT OF CASH FLOWS


(DOLLARS IN THOUSANDS)

                                                                                  YEARS ENDED JUNE 30
                                                                       1999              1998             1997
Cash flows from operating activities:
     Net income                                                    $  30,346         $  32,699         $   8,258
     Adjustments to reconcile net income
              to net cash provided by operating activities:
         Depreciation                                                 35,772            30,176            26,951
         Amortization                                                  8,296             6,455             5,808
         Deferred income taxes                                        (1,065)            7,143             1,059
         Nonrecurring items                                            4,400             1,979               330
         Other                                                         1,638               233               537

         Changes in operating assets and liabilities:
                  Accounts receivable                                 (3,338)            1,992            (2,199)
                  Inventories                                         (9,988)          (11,335)           (8,385)
                  Other current assets                                (3,649)                1             2,367
                  Other assets                                        (2,191)           (2,075)           (2,096)
                  Accounts payable                                    (3,120)           (1,733)            6,556
                  Accrued expenses                                    11,055             3,919            (3,589)
                  Other noncurrent liabilities                         4,011             1,229              (729)
                                                                   ----------------------------------------------

              Net cash provided by operating activities               72,167            70,683            34,868
                                                                   ----------------------------------------------

Cash flows from investing activities:
     Capital expenditures                                            (66,325)          (57,705)          (40,831)
     Proceeds from sale of assets                                      4,453               501               425
     Purchases of salon assets, net of cash acquired
         and certain obligations assumed                             (51,017)          (24,837)          (10,370)
                                                                   -----------------------------------------------

              Net cash used in investing activities                 (112,889)          (82,041)          (50,776)
                                                                   -----------------------------------------------

Cash flows from financing activities:
     Borrowings on revolving credit facilities                       237,668           163,254           187,328
     Payments on revolving credit facilities                        (225,075)         (148,952)         (203,425)
     Proceeds from issuance of long-term debt                         46,533             9,000            47,000
     Repayment of long-term debt                                     (18,768)          (25,506)          (21,379)
     Increase (decrease) in negative book cash balances                                    602            (4,992)
     Dividends paid                                                   (3,607)           (2,115)           (1,722)
     Proceeds from issuance of common stock                            3,701            11,825            15,073
                                                                   -----------------------------------------------

              Net cash provided by financing activities               40,452             8,108            17,883
                                                                   -----------------------------------------------

Effect of exchange rate changes on cash                                  (57)              (77)                8
                                                                   -----------------------------------------------

(Decrease) increase in cash                                             (327)           (3,327)            1,983

Cash:
     Beginning of year                                                 7,678            11,005             9,022
                                                                   -----------------------------------------------

     End of year                                                   $   7,351         $   7,678         $  11,005
                                                                   ===============================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                                                 REGIS CORPORATION 1999    23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS DESCRIPTION:
Regis Corporation (the Company) owns, operates and franchises hairstyling and hair care salons throughout the United States, the United Kingdom, Canada and Puerto Rico. Substantially all of the hairstyling and hair care salons owned and operated by the Company in the United States are located in leased space in enclosed mall shopping centers or strip shopping centers. Franchised salons are primarily located in strip shopping centers throughout the United States.

At June 30, 1999, approximately 15 percent of the Company's outstanding common stock is owned by Curtis Squire, Inc. (CSI), which is a holding company controlled by the Chairman of the Board of Directors of the Company, and approximately 5 percent is owned by management and the Company's benefit plans.

BASIS OF PRESENTATION:
Consolidated financial statements for 1998 and 1997 have been restated to include the retroactive effects of the March 1999 merger with Heidi's, Inc. (Heidi's) and the May 1999 merger with The Barbers, Hairstyling for Men & Women, Inc. (The Barbers). Both transactions were accounted for as poolings-of-interests (Note 3).

RECLASSIFICATION:
Certain prior period amounts have been reclassified to conform to the current year presentation.

CONSOLIDATION:
The financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. In consolidation, all material intercompany accounts and transactions are eliminated.

FOREIGN CURRENCY TRANSLATION:
Financial position, results of operations and cash flows of the Company's international subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rates in effect at each fiscal year end. Income statement accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss) within shareholders' equity.

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

Effective July 1, 1998, the Company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The SOP requires the Company to capitalize both internal and external costs of developing or obtaining computer software for internal use based on certain criteria. Previously, the Company only capitalized costs associated with externally developed or purchased computer software.

GOODWILL:
Goodwill recorded in connection with the fiscal 1989 purchase of the publicly held minority interest in the Company, and acquisitions of business operations in which the Company has not previously been involved, is amortized on a straight-line basis, generally over 40 years. Goodwill recorded in connection with acquisitions which expand the Company's existing business activities (acquisition of salon sites) is amortized on a straight-line basis, generally over 20 years.

ASSET IMPAIRMENT ASSESSMENTS:
The Company periodically measures and evaluates the recoverability of its tangible and intangible noncurrent assets using undiscounted cash flow analyses.

FRANCHISE INCOME AND EXPENSES:
Franchise income includes royalties, initial franchise fees from franchisees and sales of product and equipment to franchisees. Royalties are recognized as income in the month in which franchisee services are rendered or products are sold by franchisees. The Company recognizes income from initial franchise fees at the time franchisee salons are opened. Product sales by the Company to franchisees are recorded at the time product is shipped to franchise locations. Franchise expenses include all direct expenses such as the cost of product and equipment sold to franchisees, salaries, marketing costs, and an allocation of general corporate overhead and occupancy expenses. Cost of product and equipment sold to franchisees is included in other operating expenses in the Consolidated Statement of Operations. All other expenses described above associated with franchise operations are included in selling, general and administrative expenses in the Consolidated Statement of Operations.

       24   REGIS CORPORATION 1999

INCOME TAXES:
Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates in effect for the years in which the differences are expected to reverse. Income tax expense is the current tax payable for the period and the change during the period in deferred tax assets and liabilities.

NET INCOME PER SHARE:
Basic earnings per share is calculated as net income divided by weighted-average common shares outstanding. The Company's only dilutive securities are issuable under the Company's stock option plan. Diluted earnings per share is calculated as net income divided by weighted-average common shares outstanding, increased to include assumed exercise of dilutive stock options (common equivalent shares).

The following table sets forth a reconciliation of shares used in the computation of basic and diluted earnings per share:

                                   1999              1998              1997
Weighted average shares
   for basic earnings
   per share                    38,426,712        37,712,951        36,402,041
Dilutive effect of stock
   options                       1,312,886         1,112,825         1,087,282
                                ----------------------------------------------
Weighted average shares
   for diluted earnings
   per share                    39,739,598        38,825,776        37,489,323
                                ==============================================

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

COMPREHENSIVE INCOME:
Effective July 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". This statement established standards for reporting and presenting comprehensive income and its components. Components of comprehensive income for the Company include net income and foreign currency translation adjustments and are presented in the Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income.

2.   OTHER FINANCIAL STATEMENT DATA

The following provides additional information concerning selected balance sheet accounts:

                                              (DOLLARS IN THOUSANDS)
                                              1999              1998
Property and equipment:
  Land                                     $   2,190         $   2,190
  Buildings and improvements                  20,377            19,468
  Equipment, furniture, software
    and leasehold improvements               340,105           285,336
  Equipment, furniture and lease-
    hold improvements under
    capital leases                            14,093            13,718
                                           ---------------------------
                                             376,765           320,712
  Less accumulated depreciation
    and amortization                        (157,828)         (135,730)
  Less amortization of equipment,
    furniture and leasehold
    improvements under capital
    leases                                    (5,638)           (3,875)
                                           ---------------------------

                                           $ 213,299         $ 181,107
                                           ===========================


Goodwill                                   $ 190,272         $ 147,123
Less accumulated amortization                (36,318)          (28,081)
                                           ---------------------------

                                           $ 153,954         $ 119,042
                                           ===========================

Accrued expenses:
  Payroll and payroll related costs        $  26,308         $  24,700
  Insurance                                    8,656             6,989
  Transaction and restructuring                5,981             1,630
  Other                                       12,365            10,276
                                           ---------------------------

                                           $  53,310         $  43,595
                                           ===========================

Transaction and Restructuring:

                                                             UTILIZATION
                             JULY 1,    1999                                            JUNE 30,
                              1998     CHARGE            CASH         NON-CASH            1999
 Restructuring--
   International
    Severance                         $    966       $   (404)                         $    562
    Salon closures
      & dispositions                     3,806            193         $ (2,812)           1,187
    Other                                  844           (105)            (388)             351
                            --------------------------------------------------------------------
                                         5,616           (316)          (3,200)           2,100

  Restructuring--Mergers
    Severance               $  1,232     2,526           (875)                            2,883
    Salon closures
      & dispositions             398       430            (93)            (620)             115
    Other                                1,400            (74)            (580)             746
                            --------------------------------------------------------------------
                               1,630     4,356         (1,042)          (1,200)           3,744

  Transaction Charges--
    Mergers                              2,066         (1,929)                              137
                            --------------------------------------------------------------------
                               1,630   $12,038       $ (3,287)        $ (4,400)        $  5,981
                            ====================================================================


                                                 REGIS CORPORATION 1999     25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following provides supplemental disclosures of cash flow activity:

                             (DOLLARS IN THOUSANDS)
                           1999       1998         1997
Cash paid during the
      year for:
   Interest             $  11,256   $  10,111   $  10,985
   Income taxes         $  24,180   $  14,486   $  13,985

Non-cash investing and financing activities include the following:

- In 1999 and 1998, the Company financed capital expenditures totaling $3.5 million and $5.9 million, respectively, through the issuance of capital leases.

- In 1999, in connection with the Company's merger with Heidi's, a shareholder contributed a $3.0 million note to equity.

- In 1999 and 1998, in connection with various acquisitions, the Company entered into seller-financed payables and non-compete agreements as well as issuing 82,767 shares of the Company's stock (Note 3).

- In 1997, in connection with various acquisitions, the Company entered into seller-financed notes payable of approximately $2.6 million.


3.   MERGERS AND ACQUISITIONS:

THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC. MERGER:
Effective May 20, 1999, the Company consummated the merger with The Barbers, Hairstyling for Men & Women, Inc. (The Barbers) in a stock-for-stock transaction. The Barbers was a national operator and franchisor of 979 affordable hair care salons. Each shareholder of The Barbers received .50 shares of the Company's common stock in exchange for each share of The Barbers common stock, resulting in the issuance of approximately 2.0 million shares of the Company's common stock. The Barbers transaction has been accounted for as a pooling-of-interests. Prior period financial statements have been restated to reflect this merger as if the merged companies had always been combined.

As a result of the merger, the Company recorded a nonrecurring charge of $4.8 million during the quarter ended June 30, 1999. This charge included $1.4 million for professional fees including investment banking, legal, accounting and miscellaneous transaction costs and $3.4 million for severance and other costs, principally associated with the closure of The Barbers headquarters. Severance expense of $2.1 million covered the termination of approximately 20 employees of The Barbers who had duplicate positions within the corporate office functions. These corporate overhead departments primarily included finance, accounting and human resources.

Revenues and net income for each of the combining entities prior to the merger were as follows (dollars in thousands):

                        NINE MONTHS         YEAR             YEAR
                           ENDED           ENDED            ENDED
                         MARCH 31,        JUNE 30,         JUNE 30,
                           1999             1998             1997
REVENUES:
  Regis                   $693,063        $822,964        $735,415
  The Barbers               20,984          25,480          20,827
                          ----------------------------------------
    Combined total        $714,047        $848,444        $756,242
                          ========================================

NET INCOME:
  Regis                   $ 24,321        $ 30,988        $  7,034
  The Barbers                1,472           1,711           1,224
                          ----------------------------------------
    Combined total        $ 25,793        $ 32,699        $  8,258
                          ========================================

HEIDI'S, INC. MERGER:
Effective March 15,1999, the Company consummated the merger with Heidi's, Inc. (Heidi's), a company based in Detroit, Michigan which operated 24 salons in shopping malls. Under the terms of the merger agreement, the shareholders of Heidi's, a privately held company, received 537,937 shares of Regis Corporation common stock. The transaction has been accounted for as a pooling-of-interests. Prior period financial statements have been restated to reflect this merger as if the merged companies had always been combined.

As a result of the merger, the Company recorded a nonrecurring charge of $1.2 million during the quarter ended March 31, 1999. This charge included $0.7 million for professional fees including investment banking, legal, accounting and miscellaneous transaction costs, $0.5 million for severance and other costs principally associated with the closure of Heidi's headquarters. Severance expense of $0.4 million covered the termination of approximately ten Heidi's employees who had duplicate positions within corporate office functions. In addition, during the fourth quarter of 1999, the Company recorded a $0.4 million charge related to impaired salon assets.

Revenues and net income for each of the combining entities prior to the merger were as follows (dollars in thousands):

                        SIX MONTHS        YEAR         YEAR
                           ENDED         ENDED        ENDED
                       DECEMBER 31,     JUNE 30,     JUNE 30,
                           1998           1998         1997
REVENUES:
   Regis                $ 441,367     $ 798,144     $ 713,219
   Heidi's                 13,367        24,820        22,196
                       ---------------------------------------
     Combined total     $ 454,734     $ 822,964     $ 735,415
                       =======================================

NET INCOME:
   Regis                $  16,882     $  30,488     $   6,574
   Heidi's                    443           500           460
                       ---------------------------------------
     Combined total     $  17,325     $  30,988     $   7,034
                       =======================================


       26   REGIS CORPORATION 1999

SUPERCUTS, INC. MERGER:
During October 1996, the Company received shareholder approval for its merger with Supercuts, Inc. (Supercuts) in a stock-for-stock transaction, resulting in the issuance of 4.5 million shares of the Company's common stock. Supercuts was the national operator of approximately 430 company-owned and franchisor of approximately 740 affordable hair care salons at the acquisition date. As a result of the merger, the Company recorded a pre-tax merger restructuring and transaction charge of $14.3 million.

The Supercuts transaction has been accounted for as a pooling-of-interests. Prior period financial statements were restated to reflect this merger as if the merged companies had always been combined. To effect the restatement, significant accounting adjustments were necessary to conform the accounting practices of Supercuts to those of Regis.

OTHER ACQUISITIONS:
During 1999 and 1998, the Company made numerous acquisitions in addition to its mergers with The Barbers and Heidi's. These acquisitions have been recorded using the purchase method of accounting. Accordingly, the purchase prices have been allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The acquisitions recorded using the purchase method of accounting, individually and in the aggregate, are not material to the Company's operations.

Costs in excess of net tangible and identifiable intangible assets acquired and components of the aggregate purchase prices of the acquisitions were as follows:

                                               (DOLLARS IN THOUSANDS)
                                                 1999          1998
Costs in excess of net tangible and
   identifiable intangible assets
   acquired                                    $45,147        $21,743
                                               ======================

Components of aggregate purchase price:
     Cash                                      $51,017        $24,837
     Stock                                       2,107
     Current and noncurrent
       payables                                  2,830          2,180
                                               ----------------------

                                               $55,954        $27,017
                                               ======================

4.   FINANCING ARRANGEMENTS:

The Company's long-term debt consists of the following:

                                                                    (DOLLARS IN THOUSANDS)
                             INTEREST           MATURITY
                               RATE %             DATES             1999              1998
Senior term notes            6.27 - 8.18        2000-2008        $ 109,919        $  68,000
Revolving credit
  facilities                 5.96 - 7.38        2000-2001           41,343           28,750
Equipment and
  leasehold notes
  payable                   8.00 - 11.90        2000-2004           11,236           12,113
U.K. term notes             5.23 -  5.40        2001-2003              520            5,827
Other notes payable         5.00 - 11.90        2000-2007            3,968           11,938
                                                                 ---------------------------
                                                                   166,986          126,628

Less current portion                                               (23,945)         (20,091)
                                                                 ---------------------------

Long-term portion                                                $ 143,041        $ 106,537
                                                                 ===========================

In January 1999, the Company borrowed $15 million under a 6.27 percent senior term note due June 2003 and $10 million under a 6.83 percent senior term note due December 2005 to finance recent acquisitions by the Company. In September 1998, the Company borrowed $7.5 million under a 6.55 percent senior term note due September 2003 to refinance the Company's distribution center revolving line of credit established in fiscal 1998.

In July 1998, the Company paid down its revolving credit facilities by $14.0 million with the proceeds of a 7.14 percent senior term note with interest due quarterly, and principal payments of $9.0 million and $5.0 million due in July 2007 and 2008, respectively.

In March 1997, the Company entered into a treasury lock agreement for the purpose of establishing the effective interest rate on the refinancing of a $14.0 million senior term note which matured in June 1998. The contract was entered into to reduce the risk to the Company of future interest rate fluctuations. The contract had a notional amount of $14.0 million and was tied to the U.S. government ten-year treasury note rate. Upon settlement of the agreement in June 1998, the Company incurred a loss of $1.6 million on the contract. This loss is being amortized as additional interest expense through 2008. The Company does not enter into financial instruments for trading or speculative purposes.

In March 1999, the Company retired the majority of its U.K. term notes due June 2001 with proceeds from its revolving line of credit. To facilitate this, the Company amended its existing working capital line of credit agreement to increase the amount available by $10 million to $45 million, eliminated covenants related to the Company's international operations and added a multi-




                                                 REGIS CORPORATION 1999    27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


currency provision to the existing revolving credit facility. This facility bears interest at the prime rate or LIBOR rate plus 1.00 to 1.25 percent based on the Company's debt to capitalization ratio. The prime rate at June 30, 1999 and 1998 was 7.75 percent and 8.5 percent, respectively. The revolving credit facility requires a quarterly commitment fee at the rate of 1/4 percent per year on the unused portion of the facility. Letters of credit totaling $0.9 million were outstanding at June 30, 1999 and 1998, which reduce the amount available under the revolving credit facility.

The Company also has an additional revolving credit facility which, at the discretion of the lender, allows for borrowings up to $20.0 million and bears interest at the prime rate or LIBOR plus 1.0 percent. There were $10 million of borrowings under this facility as of June 30, 1999, and no borrowings as of June 30, 1998.

In July 1999, the Company replaced both of its existing revolving credit facilities with a new senior credit facility which allows for borrowings of $180 million due in July, 2002, and bears interest at prime rate or LIBOR rate plus .50 percent to 1.00 percent, based on the Company's debt to capitalization ratio.

The equipment and leasehold notes payable are primarily comprised of capital lease obligations totaling $8.9 million at June 30, 1999 and 1998, respectively. These capital lease obligations are payable in monthly installments over five years.

The debt agreements contain covenants, including limitations on incurrence of debt, granting of liens, investments, merger or consolidation, and transactions with affiliates. In addition, the Company must maintain specified interest coverage and debt-to-equity ratios.

The fair values of the senior term, equipment and leasehold and subordinated notes payable, based upon discounted cash flow analyses using the Company's current incremental borrowing rate, approximate their carrying values at June 30, 1999.

Aggregate maturities of long-term debt at June 30, 1999 are as follows:

           FISCAL YEAR          (DOLLARS IN THOUSANDS)
              2000                     $  23,945
              2001                        17,043
              2002                        34,710
              2003                        10,545
              2004                        17,676
           Thereafter                     63,067
                                       ----------

                                       $ 166,986
                                       ==========

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

The Company also leases the premises in which the majority of its franchisees operate and has entered into corresponding sublease arrangements with the franchisees. These leases, generally with terms of approximately five years, are expected to be renewed on expiration. Future minimum lease payments for the next five years, which are reimbursable from the franchisees under sublease arrangements, are approximately $22.6 million annually. All additional lease costs are passed through to the franchisees.

Total rent expense, net of sublease income from franchisees, includes the following:

                                                  (DOLLARS IN THOUSANDS)
                                           1999            1998           1997
Minimum rent                           $  79,499       $  73,265      $  64,580
Percentage rent based
  on sales                                22,513          16,912         16,799
Real estate taxes and
other expenses                            25,864          21,581         17,658
                                       ----------------------------------------
                                       $ 127,876      $  111,758      $  99,037
                                       ========================================

FUTURE MINIMUM LEASE PAYMENTS:
As of June 30, 1999, future minimum lease payments (excluding percentage rents based on sales and sublease rental obligations which are passed through to the franchisees) due under existing noncancellable operating leases with remaining terms of greater than one year are as follows:

           FISCAL YEAR          (DOLLARS IN THOUSANDS)
              2000                     $  92,084
              2001                        79,165
              2002                        66,939
              2003                        55,342
              2004                        43,064
           Thereafter                     98,837
                                       ---------

  Total minimum lease payments         $ 435,431
                                       =========


       28   REGIS CORPORATION 1999

SALON DEVELOPMENT PROGRAM:
As a part of its salon development program, the Company continues to negotiate and enter into leases and commitments for the acquisition of equipment and leasehold improvements related to future salon locations.

6.   INCOME TAXES:

The provision for income taxes consists of:

                                (DOLLARS IN THOUSANDS)
                             1999       1998         1997
Current:
   Federal              $  20,661   $  12,401   $  11,070
   State                    3,190       2,019       1,721
   International             (399)        166         292

Deferred:
   United States             (393)      7,039       1,083
   International             (672)        104         (24)
                        ----------------------------------
                        $  22,387   $  21,729   $  14,142
                        ==================================

The components of the net deferred tax assets are as follows:

                                   (DOLLARS IN THOUSANDS)
                                     1999          1998
Net current deferred
      tax asset:
   Insurance                    $   2,587      $   2,234
   Payroll and payroll              2,624          2,200
     related costs
   Nonrecurring items               2,581          2,065
   Other, net                         804            (70)
                                -------------------------
                                $   8,596      $   6,429
                                =========================

Net noncurrent deferred
        tax asset:
   Depreciation and
     amortization               $  (3,496)     $  (1,235)
   Deferred rent                    2,128          1,985
   Payroll and payroll
     related costs                  2,444          1,265
   Other, net                        (268)          (105)
                                -------------------------
                                $     808      $   1,910
                                =========================

                                      (DOLLARS IN THOUSANDS)
                               1999             1998             1997
Income (loss) before
     income taxes:
   United States            $ 58,567         $ 54,437         $ 23,034
   International              (5,834)              (9)            (634)
                            -------------------------------------------
                            $ 52,733         $ 54,428         $ 22,400
                            ===========================================

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory rate to earnings before income taxes, as a result of the following:

                           1999        1998         1997
U.S. statutory rate        35.0%       35.0%        35.0%

State income taxes,
   net of federal
   income tax benefit       3.4         3.6          5.0
Nondeductible
   merger and
   transaction costs        2.5                      9.9
Change in estimate                                   6.7
Other, principally
   non-deductible
   goodwill                 1.6         1.3          6.5
                           -------------------------------
                           42.5%       39.9%        63.1%
                           ===============================

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

EXECUTIVE STOCK AWARD PLAN:
The Company has a nonqualified executive stock award plan (ESAP) covering those employees not eligible to participate under the qualified ESOP. Contributions to the ESAP are at the discretion of the Company.

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

                                                 REGIS CORPORATION 1999    29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company contributions to the aforementioned plans, which are charged to earnings in the period contributed, included the following:

                             (DOLLARS IN THOUSANDS)
                           1999       1998         1997
ESOP                      $1,303     $1,146       $  662
ESAP                         248        301          257
SPP                          341        274          223


REGIS 401(K)PLAN:
Effective July 1, 1999, the Company established a qualified 401(k) defined contribution plan covering substantially all field supervisors, warehouse and corporate office employees.

STOCK OPTIONS:
The Company's Stock Option Plan (the Plan), as amended, provides for granting both incentive stock options and nonqualified stock options. A total of 3,300,000 shares of common stock may be granted under the Plan to employees of the Company for a term not to exceed 10 years from the date of grant. Options granted to employees generally vest over a five year period. Options may also be granted under this Plan to the Company's outside directors for a term not to exceed five years from the vesting date. Options granted to outside directors vest over a four year period.

The Plan contains restrictions on transferability, time of exercise, exercise price and on disposition of any shares acquired through exercise of the options. Incentive stock options are granted at not less than fair market value on the date of grant. The Board of Directors determines the Plan participants and establishes the terms and conditions of each option.

In May 1999, in connection with The Barbers merger (Note 3) and effective termination of The Barbers stock option plans, outstanding stock options and warrants of The Barbers were converted to options to purchase approximately 370,000 shares of Regis common stock on the basis of the exchange ratio established to effect the merger.

In October 1996, in connection with the Supercuts merger (Note 3) and effective termination of the Supercuts stock option plans, outstanding Supercuts stock options were converted to options to purchase approximately 400,000 shares of Regis common stock on the basis of the exchange ratio established to effect the merger.

Common shares available for grant as of June 30, 1999, 1998 and 1997, were 611,095, 579,820 and 895,275, respectively.

Stock options outstanding and weighted average exercise prices are as follows:

                                   OPTIONS OUTSTANDING
                                                 WEIGHTED
                                                  AVERAGE
                                                 EXERCISE
                                  SHARES          PRICE
Balance, June 30, 1996          2,817,452      $    8.18

Granted                           485,250          13.47
Cancelled                        (150,924)         14.45
Exercised                        (412,100)          8.71
                                ------------------------

Balance, June 30, 1997          2,739,678      $    8.69

Granted                           538,505          17.24
Cancelled                        (272,163)         13.41
Exercised                        (191,748)          7.20
                                ------------------------

Balance, June 30, 1998          2,814,272      $    9.97

Granted                            28,500      $   19.53
Cancelled                         (37,275)         14.30
Exercised                        (309,929)         11.29
                                ------------------------

Balance, June 30, 1999          2,495,568      $    9.88
                                ========================

At June 30, 1999, the weighted average exercise prices and remaining contractual lives of stock options are as follows:

RANGE OF                      $2.10-        $5.45-        $9.33-       $16.67-
EXERCISE PRICES               $5.00         $8.25        $15.50        $24.25       TOTAL
Total options
  outstanding                 719,825      646,613       559,050      570,080     2,495,568
Weighted average
  exercise price           $     4.20    $    6.52    $    13.21   $    17.64    $     9.88
Weighted average
  remaining
  contractual life
  in years                       3.97         5.13          7.15         8.49          6.01
Options exercisable           539,822      598,801       282,077      142,050     1,562,750
Weighted average
  price of
  exercisable
  options                  $     3.93    $   6.39    $    12.75    $    17.95    $     7.74


       30   REGIS CORPORATION 1999

The Company measures compensation cost for its incentive stock plans using the intrinsic value-based method of accounting. Had the Company used the fair-value-based method of accounting for its stock option and incentive plans beginning in 1996 and charged compensation cost against income, over the vesting period based on the fair value of options at the date of grant net income and net income per share would have been as follows:

                              (DOLLARS IN THOUSANDS,
                            EXCEPT PER SHARE AMOUNTS)
                           1999         1998         1997
Net income:
   As reported          $  30,346   $  32,699   $   8,258
   Pro forma               29,213      32,046       7,609

Net income per diluted share:
   As reported          $     .76   $     .84   $     .22
   Pro forma            $     .74   $     .83   $     .20

The pro forma information above only includes stock options granted in 1999, 1998 and 1997. Compensation expense under the fair-value-based method of accounting will increase over the next few years as additional stock option grants are considered.

The weighted-average fair value per option granted during 1999, 1998 and 1997 was $12.23, $7.33 and $5.90, respectively, calculated by using the fair value of each option grant on the date of grant. The fair value of options was calculated utilizing the Black-Scholes option-pricing model and the following key assumptions:

                              1999       1998         1997
Risk-free interest rate      5.60 %      5.56 %      6.41 %
Expected life in years        6.0         6.0         6.5
Expected volatility         37.35 %     34.16 %     35.50 %
Expected dividend yield       .42 %       .38 %       .39 %

OTHER:
The Company has established unfunded deferred compensation plans which cover certain management and executive personnel. The Company maintains life insurance policies on the plans' participants. The amounts charged to earnings for these plans were $1.9 million, $0.6 million and $0.4 million in 1999, 1998 and 1997, respectively.

The Company has a survivor benefit plan for the Chairman of the Board's spouse, payable upon his death, at a rate of $300,000 annually, adjusted for inflation, for the remaining life of his spouse. The Company has funded its future obligations under this plan through life insurance policies on the Chairman of the Board (the Chairman).

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

8.   SHAREHOLDERS' EQUITY:

In addition to the shareholder equity activity described in Note 7, the following activity has taken place:

STOCK SPLIT
In February 1999, the board of directors approved a three-for-two stock split of its common stock in the form of a 50 percent stock dividend distributed on March 1, 1999 to shareholders of record on February 15, 1999. All share and per share amounts have been restated to reflect the stock split.

AUTHORIZED SHARES AND DESIGNATION OF PREFERRED CLASS:
The Company has 50 million shares of capital stock authorized, par value $.05, of which all outstanding shares, and shares available under the Stock Option Plan, have been designated as common.

In addition, 250,000 shares of authorized capital stock have been designated as Series A Junior Participating Preferred Stock (preferred stock). None of the preferred stock has been issued.



                                                 REGIS CORPORATION 1999    31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

9.   SEGMENT INFORMATION:

Commencing with its 1999 fiscal year end reporting, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related
Information". This new standard requires that public companies report financial and descriptive information about their reportable operating segments, generally based on the way that management organized the segments within the enterprise for making operating decisions and assessing performance.

Each of the Company's operating segments have generally similar product and services. The Company is organized to manage its operations based on geographical location. The Company's operating segments have been aggregated into two reportable segments: domestic salons and international salons. The Company operates or franchises 4,650 domestic salons located within high-profile regional malls and strip shopping centers under several different concepts including Regis Salons, MasterCuts, Trade Secret, SmartStyle, Supercuts and Cost Cutters brand names. The Company's International segment includes 304 salons operating in leading department stores, mass merchants and high street locations.

The accounting policies of the reportable segments are the same as those described in Note 1 to the Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on direct salon contribution, before supervision and corporate overhead expenses.
Intersegment sales and transfers are not significant.

Summarized financial information concerning the Company's reportable segments is shown in the following table.

                                       (DOLLARS IN THOUSANDS)
                                 1999            1998           1997
  Company-owned revenues:
    Domestic                   $826,169        $696,303        $613,358
    International               100,971         106,176          99,348
                               ----------------------------------------
      Total                    $927,140        $802,479        $712,706
                               ========================================

  Salon contribution:
    Domestic                   $151,643        $124,137        $101,711
    International                12,536          12,879          10,824
                               ----------------------------------------
      Total                    $164,179        $137,016        $112,535
                               ========================================

  Salon depreciation
      and amortization:
    Domestic                   $ 27,696        $ 23,108        $ 20,879
    International                 3,328           3,253           3,148
                               ----------------------------------------
      Total                    $ 31,024        $ 26,361        $ 24,027
                               ========================================

  Total assets:
    Domestic                   $372,956        $274,192        $226,703
    International                19,250          26,408          30,671
    Corporate                   101,418         102,314          93,219
                               ----------------------------------------
      Total                    $493,624        $402,914        $350,593
                               ========================================

  Long-lived assets:
    Domestic                   $307,439        $239,423        $198,622
    International                16,236          21,333          23,957
    Corporate                    43,578          39,393          20,359
                               ----------------------------------------
      Total                    $367,253        $300,149        $242,938
                               ========================================

  Capital expenditures:
    Domestic                   $ 50,445        $ 38,180        $ 32,063
    International                 3,402           2,706           3,211
    Corporate                    12,478          16,819           5,557
                               ----------------------------------------
      Total                    $ 66,325        $ 57,705        $ 40,831
                               ========================================

  Purchases of salon
      assets:
    Domestic                   $ 50,866        $ 24,837        $  9,941
    International                   151                             429
                               ----------------------------------------
      Total                    $ 51,017        $ 24,837        $ 10,370
                               ========================================

In addition to the company-owned revenues detailed in the table above, the Company also recorded franchise income of $47.7 million, $46.0 million and $43.5 million, respectively, as part of consolidated revenues. The expenses associated with the Company's franchising activities are included in selling, general & administrative and other operating expenses within the Consolidated Statement of Operations, as described in Note 1 to the consolidated financial statements.



       32   REGIS CORPORATION 1999

Corporate assets detailed above are primarily comprised of fixed assets associated with the Company's headquarters and distribution centers, corporate cash, inventories located at corporate distribution centers, deferred income taxes, franchise receivables, and other corporate assets.

10.  NONRECURRING ITEMS:

Nonrecurring items included in operating income consist of gains or losses on assets and business dispositions and other items of a nonrecurring nature. The following table summarizes nonrecurring items recorded by the Company:

                                  (DOLLARS IN THOUSANDS)
                               1999       1998         1997
Restructuring charge--
   International            $ 5,616

Restructuring charge--
   Mergers (Note 3)           4,356                  $ 1,500

Merger transaction costs
   (Note 3)                   2,066                   14,322

Year 2000 remediation         4,095

Loss on divestiture of
   Anasazi business
   and assets                            $ 1,979

Resolution of Supercuts
   officer litigation                                  2,909
                            --------------------------------

                            $16,133      $ 1,979     $18,731
                            ================================

During the fourth quarter of fiscal 1999, the Company's Board of Directors approved a restructuring plan associated with its International operations headquartered in the United Kingdom. This plan includes relocating the headquarters out of London to Coventry, England with the majority of the accounting and information technology functions transferring to the Company's corporate headquarters in Minneapolis, Minnesota and divestiture of certain markets and salons which have been generating negative cash flows.

The restructuring charge related to the plan described above was $5.6 million. Of the total charge, $1.0 million related to severance payments due to the elimination of duplicative accounting and information technology functions, $0.2 million for legal, professional and other miscellaneous fees, $0.3 million for duplicate rent related to the relocation of operations to Coventry, and $0.3 million related to the write-off of assets, primarily at the prior London headquarters, and $3.8 million related to salon closing and dispositions.

International salons identified for closure or disposition in the restructuring charge described above, contributed $8.0 million in annual revenues with associated after-tax annualized operating losses of approximately $0.9 million.

During 1999, the Company recorded $4.1 million of expense associated with Year 2000 remediation.

Anasazi Exclusive Salons, LLC, a salon products manufacturing company, was sold to Curtis Acquisition LLC, which is controlled by two members of the Company's Board of Directors, one of whom is the Chairman.

In 1997, the Company recorded an additional $2.9 million charge to earnings to revise restructuring charge estimates made in 1996 related to resolution of Supercuts officer litigation. The Company also recorded a $1.5 million charge associated with identified Regis salon closures during 1997.

Approximately $4.4 million, $2.0 million and $0.3 million of the nonrecurring items in 1999, 1998, and 1997, respectively, are non-cash in nature.

                                                 REGIS CORPORATION 1999    33

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Directors of
Regis Corporation:


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows present fairly, in all material respects, the consolidated financial position of Regis Corporation at June 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota
August 24, 1999

-------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA
-------------------------------------------------------------------------------

                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                         QUARTER ENDED
                               ---------------------------------------------------------------
                                                                                                     YEAR
                                SEPTEMBER 30      DECEMBER 31       MARCH 31        JUNE 30          ENDED
1999

Revenues                            $227,699        $240,913        $245,435        $260,825        $974,872
Operating income                      16,531          18,276          15,457          12,538          62,802
Net income                             8,664           9,652           7,477           4,553          30,346
Net income per
   diluted share (a)                     .22             .24             .19             .11             .76
Dividends declared per share             .02             .02             .03             .03             .10

1998

Revenues                            $200,810        $211,873        $209,548        $226,213        $848,444
Operating income                      13,223          16,531          14,848          19,214          63,816
Net income                             6,493           8,173           7,334          10,699          32,699
Net income  per
   diluted share (b)                     .17             .21             .19             .27             .84
Dividends declared per share            .013            .013            .013            .020            .060



(a) For the quarters ended March 31 and June 30, 1999 and the full year 1999, exclusive of nonrecurring items (Note 10), net income per diluted share would have been $.23 and $.32 and $1.05, respectively.

(b) For quarter ended September 30, 1997 and the full year 1998, exclusive of nonrecurring items (Note 10), net income per diluted share would have been $.20 and $.87, respectively.



       34   REGIS CORPORATION 1999

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

As of June 30, 1999, Regis shares were owned by approximately 13,200 shareholders. The common stock price was $19.875 per share on August 13, 1999.

                                     1999                         1998
                              HIGH          LOW            HIGH          LOW
1st quarter             $     21.00   $    15.17     $    17.00    $   15.29

2nd quarter                   26.67        17.33          18.00        15.31

3rd quarter                   28.44        23.17          20.00        16.67

4th quarter                   26.88        19.19          20.00        17.33



                                                 REGIS CORPORATION 1999    35