Form 10-K405, Exhibit 13
period 2000-06-30
REGIS CORP
filed 2000-09-26
CIK 716643

                                                                      EXHIBIT 13



                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

The following table sets forth, for the periods indicated, selected financial data derived from the Company's Consolidated Financial Statements.

                                                2000         1999         1998        1997         1996
----------------------------------------------------------------------------------------------------------
Revenues                                    $1,142,993   $  991,900   $  860,620   $  765,170   $  661,383
Operating income(a)                             97,216       65,335       65,858       33,178       29,578
Net income(a)                                   49,654       32,205       33,894        9,377       11,690
Net income per diluted share(a)                   1.19          .78          .83          .24          .30
Total assets                                   628,355      500,582      408,733      354,016      320,428
Long-term debt, including current portion      234,601      166,986      126,960      120,568      107,242
Dividends declared(b)                       $      .12   $      .10   $      .06   $      .05   $      .05

(a) The following information is provided to facilitate comparisons of operating income, net income and net income per diluted share, absent the impact of certain nonrecurring activities (see Note 10 to the Consolidated Financial Statements). Exclusive of nonrecurring items, operating income would have been $100,156, $81,468, $67,837, $51,909 and $42,401 in 2000,
     1999, 1998, 1997 and 1996, respectively. Exclusive of nonrecurring items, net income and net income per diluted share, respectively, would have been $52,380 and $1.26 in 2000; $43,759 and $1.05 in 1999; $35,006 and $.86 in
     1998; $24,140 and $.61 in 1997; and $19,220 and $.50 in 1996.

(b) In addition, Supercuts UK declared dividends of $367, $2,829, $2,057, $1,072 and $512 during 2000, 1999, 1998, 1997 and 1996, respectively.

                                   KEY RATIOS

                                                                            For the Years Ended June 30,
                                                                            2000       1999        1998
----------------------------------------------------------------------------------------------------------
Net income per diluted share exclusive of goodwill amortization*         $   1.45    $   1.20    $    .98
Gross margin percentage                                                      44.1%       43.8%       43.5%
Salon contribution percentage                                                18.2%       17.9%       17.2%
Product sales mix                                                            28.7%       28.0%       27.8%
Operating income as percent of revenues*                                      8.8%        8.2%        7.9%
Debt-to-EBITDA ratio*                                                        1.51x       1.31x       1.20x

*Also, excludes nonrecurring items (see Note 10 to the Consolidated Financial Statements)

                                 ANNUAL RESULTS

The following table sets forth for the periods indicated certain information derived from the Company's Consolidated Statement of Operations expressed as a percent of revenues. The percentages are computed as a percent of total Company revenues, except as noted.


                                                                              For the Years Ended June 30,
                                                                                  2000     1999      1998
----------------------------------------------------------------------------------------------------------
Company-owned service revenues(1)                                                71.3%     72.0%     72.2%
Company-owned product revenues(1)                                                28.7      28.0      27.8
Franchise revenue                                                                 4.4       4.8       5.3

Company-owned operations:
  Profit margins on service(2)                                                   43.3      42.9      42.8
  Profit margins on product(3)                                                   46.1      46.1      45.4
  Direct salon(1)                                                                 8.5       8.6       8.9
  Rent(1)                                                                        14.0      14.0      14.1
  Depreciation(1)                                                                 3.4       3.3       3.3

    Direct salon contribution(1)                                                 18.2      17.9      17.2

Selling, general and administrative                                              10.7      11.3      11.5
Depreciation and amortization                                                     1.5       1.3       1.2
Nonrecurring items                                                                0.3       1.6       0.2

Operating income                                                                  8.5       6.6       7.7
Income before income taxes                                                        7.3       5.6       6.6
Net income                                                                        4.3       3.2       3.9

Operating income, excluding nonrecurring items                                    8.8       8.2       7.9
Net income, excluding nonrecurring items                                          4.6       4.4       4.1


(1) Computed as a percent of Company-owned revenues.
(2) Computed as a percent of service revenues.
(3) Computed as a percent of product revenues.

REVENUE GROWTH
[BAR GRAPH]

(in millions)

                                  '98             '99            '00
                                 $ 861          $ 992          $1,143

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


SUMMARY

Regis Corporation, based in Minneapolis, Minnesota, is the world's largest owner, operator, franchisor and acquirer of hair and retail product salons. The Regis worldwide operations include 5,669 hairstyling salons at June 30, 2000 operating in two segments: domestic and international. The Company's domestic segment includes 5,317 salons operating primarily under the brand names of Regis Salons, MasterCuts, Trade Secret, SmartStyle, Supercuts and Cost Cutters. The Company's international operations include 352 salons located in the United Kingdom. The Company has more than 35,000 employees worldwide.


During fiscal 2000, the Company's consolidated revenues increased 15.2 percent to a record $1.1 billion. Exclusive of nonrecurring items, operating income grew
22.9 percent to $100.2 million and net income per diluted share increased 20.0 percent to $1.26 per share, compared to $1.05 per share in the prior year. During fiscal 1999, the Company's consolidated revenues increased 15.3 percent to a record $991.9 million. Exclusive of nonrecurring items, operating income grew 20.1 percent to $81.5 million and net income per diluted share increased
22.1 percent to $1.05 per share, compared to $.86 per share in the prior year.

The consolidated financial data for all periods have been restated to include the retroactive effect of the October 1999 pooling-of-interests with Supercuts (Holdings) Limited (Supercuts UK) (See Note 3 to the Consolidated Financial Statements).


RESULTS OF OPERATIONS

REVENUES
Revenues in fiscal 2000 grew to a record $1.1 billion, an increase of $151.1 million, or 15.2 percent, over fiscal 1999. Approximately 51 percent of this increase is attributable to salon acquisitions, with the remaining increase due to net salon openings and same-store sales increases. Mall and strip center based salon operations in the United States and Canada (Domestic salons) accounted for $158.0 million of the increase in total revenues while franchise income increased $2.5 million. These increases were offset by a decrease of $9.4 million in revenue from the Company's International operations due to the implementation of its international restructuring plan.

Revenues by division for the years ended June 30, 2000, 1999 and 1998 are as follows:

(Dollars in thousands)                          2000            1999            1998
--------------------------------------------------------------------------------------
Domestic:
  Regis                                       $  376,709     $  356,473     $  319,404
  MasterCuts                                     142,865        123,454        107,821
  Trade Secret                                   164,254        136,874        115,024
  Wal-Mart                                        88,313         63,480         45,908
  Strip Center Salons                            212,020        145,888        108,146
  Franchise Income                                50,264         47,731         45,965
International                                    108,568        118,000        118,352
                                              ----------------------------------------
                                              $1,142,993     $  991,900     $  860,620
                                              ----------------------------------------

During fiscal 2000, same-store sales from all Domestic Company-owned salons open more than 12 months increased 4.3 percent, compared to increases of 5.6 percent and 5.8 percent in fiscal 1999 and 1998, respectively. Same-store sales increases achieved during fiscal 2000, 1999 and 1998 were driven primarily by increased customer transactions and market based price increases in certain salon divisions. A total of 106 million customers were served in fiscal 2000 compared to 99 million and 92 million customers served in fiscal 1999 and 1998, respectively.

System-wide sales, inclusive of non-consolidated sales generated from franchisee salons, grew to $1.7 billion, $1.5 billion and $1.3 billion in fiscal 2000, 1999 and 1998, representing increases of 12.1 percent, 15.4 percent and 18.2 percent, respectively. The increase in system-wide sales in fiscal 2000 and 1999 was the result of same-store sales increases from existing salons and net salon openings as well as the total number of salons added to the system through acquisitions. System-wide same-store sales increased 3.7 percent, 5.4 percent and 5.3 percent in fiscal 2000, 1999 and 1998, respectively.

GROSS MARGINS
[BAR GRAPH]

                          '98                 '99                '00
                         43.5%               43.8%               44.1%

SERVICE REVENUES. Service revenues increased to $779.6 million, $679.7 million and $588.1 million for 2000, 1999 and 1998. The growth in service revenues of
14.7 percent and 15.6 percent in fiscal 2000 and 1999, respectively, was driven by acquisitions, accelerated new salon construction and same store-sales growth.

PRODUCT REVENUES. Product revenues increased to $313.1 million, $264.5 million and $226.5 million in fiscal 2000, 1999 and 1998. The growth in product revenue of 18.4 percent and 16.8 percent in fiscal 2000 and 1999, respectively, continues a trend of escalating product revenues due to strong product same-store sales growth, a reflection of continuous focus on product awareness, training and acceptance of national label merchandise and opening an additional 63 Trade Secret salons through new construction or acquisitions between the two periods. In fiscal 2000, product revenues as a percent of total Company-owned revenues increased to 28.7 percent of revenues, compared to 28.0 percent and
27.8 percent of revenues in 1999 and 1998, respectively.

FRANCHISE INCOME. Franchise income, including royalties and initial franchise fees from franchisees, and product and equipment sales made by the Company to franchisees, increased 5.3 percent in fiscal 2000 to $50.3 million from $47.7 million in fiscal 1999. In fiscal 1999, franchise revenue increased 3.8 percent, or $1.8 million, compared to fiscal 1998. The increase in franchise revenue in 2000 and 1999 is primarily the result of increased royalties on increased sales generated by franchisee salons which are not included in the Company's consolidated revenues.

COST OF REVENUE
The aggregate cost of product and service revenues in fiscal 2000 was $611.0 million, compared to $531.0 million and $460.3 million in fiscal 1999 and 1998, respectively. As discussed in the following paragraphs, the resulting gross margin percentage for fiscal 2000 improved to 44.1 percent of Company-owned revenues compared to 43.8 percent and 43.5 percent of Company-owned revenues in fiscal 1999 and 1998.

Service margins for fiscal 2000 improved 40 basis points to 43.3 percent of Company-owned revenues, compared to 42.9 percent and 42.8 percent in the two preceding fiscal years. This continued improvement was due to leveraging fixed payroll costs against strong service same-store sales increases and continued sales maturation.

Product margins for fiscal 2000 remained consistent at 46.1 percent of Company-owned revenues compared to fiscal 1999 which was an improvement from
45.4 percent in fiscal 1998. The fiscal 1999 improvement was primarily due to lower product costs for salons acquired in the prior year which benefited from Regis' purchasing power.

DIRECT SALON
This expense category includes direct costs associated with salon operations such as advertising, promotion, insurance, telephone and utilities. Direct salon expenses were $92.8 million in fiscal 2000, compared to $81.1 million and $72.6 million in fiscal 1999 and 1998, and improved as a percent of Company-owned revenue to 8.5 percent compared to 8.6 percent and 8.9 percent in fiscal 1999 and 1998. The fiscal 2000 and 1999 improvement in direct salon expenses is a result of the Company's increased ability to leverage these costs against strong same-store sales and a maturing salon base. In addition, in fiscal 2000 the Company had a slightly lower level of salon advertising expenditures.

RENT
Rent expense in fiscal 2000 was $152.7 million, compared to $131.9 million and $114.7 million in fiscal 1999 and 1998. Rent expense in fiscal 2000 increased
15.7 percent or $20.7 million from fiscal 1999. Rent expense in fiscal 2000 remained consistent at 14.0 percent of Company-owned revenues compared to fiscal 1999, and improved from 14.1 percent in fiscal 1998. In fiscal 2000, cost grew at the same rate as sales due to higher common area and real estate costs. The slight improvement in fiscal 1999 is a result of leveraging this fixed cost against same-store sales increases.

DEPRECIATION--SALON LEVEL
Depreciation expense at the salon level increased slightly in fiscal 2000 to 3.4 percent of revenues compared to 3.3 percent in fiscal 1999 and 1998.

OPERATING INCOME GROWTH
(exclusive of nonrecurring items)
[BAR GRAPH]

(in millions)
1998      1999      2000
----      ----      ----
$68       $81       $100

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
          OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

DIRECT SALON CONTRIBUTION
For reasons previously discussed, direct salon contribution, representing Company-owned salon revenues less associated operating expenses, improved in fiscal 2000 to $199.4 million or 18.2 percent of Company-owned revenues, compared to $168.8 million or 17.9 percent in fiscal 1999 and $140.5 million or
17.2 percent in fiscal 1998.

SELLING, GENERAL AND ADMINISTRATIVE
Selling, general and administrative (SG&A) expenses include field supervision (payroll, related taxes and travel) and home office administration costs (such as warehousing, salaries, occupancy costs and professional fees). SG&A expenses increased $9.4 million in fiscal 2000 to $121.8 million, compared to $112.4 million in fiscal 1999, but improved as a percent of total revenue to 10.7 percent in 2000 from 11.3 percent and 11.5 percent in fiscal 1999 and 1998, respectively. The 60 basis point improvement in SG&A in 2000 is primarily the result of the amalgamation of The Barbers and Heidi's mergers and the successful implementation of the UK restructuring plan, as well as the Company's ability to leverage the fixed cost components of SG&A against sales growth. The 20 basis point improvement in SG&A in 1999 is a result of the Company's ability to leverage the fixed cost components of this category against revenue increases.

DEPRECIATION AND AMORTIZATION--CORPORATE
Depreciation and amortization--corporate was 1.5 percent of total revenues in 2000, compared to 1.3 percent and 1.2 percent of total revenues in fiscal 1999 and 1998, respectively. The 20 basis point increase is primarily related to increased amortization expense in fiscal 2000 due to the increased level of goodwill associated with the Company's salon acquisition activity. Fiscal 1999 depreciation expense increased over fiscal 1998 primarily due to increased depreciation levels associated with the Company's fiscal 1998 purchases of additional corporate office buildings and new distribution center.

NONRECURRING ITEMS
See Note 10 to the Consolidated Financial Statements.

OPERATING INCOME
Operating income in fiscal 2000 was $97.2 million, compared to $65.3 million in fiscal 1999. Fiscal 2000 operating income was impacted by merger and transaction costs associated with the Supercuts UK merger.

Operating income was $65.3 million in 1999 compared to $65.9 million in fiscal 1998. Fiscal 1999 operating income was impacted by merger and transaction costs associated with the Heidi's and The Barbers mergers, a nonrecurring charge related to restructuring the Company's International operations and nonrecurring costs associated with the Company's year 2000 remediation program.

Exclusive of nonrecurring items, operating income in fiscal 2000 improved 22.9 percent to $100.2 million, or 8.8 percent of revenues, compared to $81.5 million and $67.8 million in fiscal 1999 and 1998, respectively. The annual improvements were driven by improved gross margins, reduced SG&A due to merger integration and international restructuring and the overall leveraging of fixed costs.

INTEREST
Interest expense in fiscal 2000 was $15.8 million, compared to $11.6 million and $10.5 million in fiscal 1999 and 1998, representing 1.4 percent, 1.2 percent and
1.2 percent of total revenues, respectively. Interest expense as a percent of sales has increased in fiscal 2000 due to higher debt levels primarily resulting from the Company's acquisition program and higher interest rates.

INCOME TAXES
The Company's effective tax rate in fiscal 2000 was 40.3 percent of pre-tax income compared to 41.8 percent and 40.1 percent in fiscal 1999 and 1998. The Company's effective tax rate was negatively impacted by nondeductible merger and transaction costs associated with the Company's merger with Supercuts UK in fiscal 2000 and mergers with Heidi's and The Barbers and the UK restructuring charge in fiscal 1999.

EARNINGS PER DILUTED SHARE
(exclusive of nonrecurring items)
[BAR GRAPH]

(in millions)
1998      1999      2000
----      ----      ----
$.86      $1.05     $1.26


OPERATING CASH FLOW
(net income before depreciation,
amortization and nonrecurring items)
[BAR GRAPH]

(in millions)
1998      1999      2000
----      ----      ----
$72       $93       $106


Exclusive of nonrecurring items, the Company's effective tax rate was 39.3 percent, 38.7 percent and 40.1 percent, respectively, in fiscal 2000, 1999 and 1998. In fiscal 1999, the Company's effective tax rate benefited from net operating losses utilized by Heidi's prior to the merger and an increase in international pre-tax income during the fourth quarter of fiscal 1999 which is taxed at a lower rate.

NET INCOME
Net income in fiscal 2000 was $49.7 million, or $1.19 per diluted share, compared to net income of $32.2 million, or $.78 per diluted share, in fiscal 1999, and $33.9 million, or $.83 per diluted share, in fiscal 1998. Exclusive of nonrecurring items, net income in fiscal 2000 increased to a record $52.4 million, or $1.26 per diluted share, compared to net income exclusive of nonrecurring items of $43.8 million, or $1.05 per diluted share, in fiscal 1999 and $35.0 million, or $.86 per diluted share in fiscal 1998. Earnings per diluted share, exclusive of nonrecurring items, increased 20.0 percent and 22.1 percent in fiscal 2000 and 1999, respectively. These increases primarily resulted from sales increases, improved gross margins and leveraging of fixed costs against revenue increases, as previously discussed.

The Company's salon count has grown from over 1,900 to more than 5,600 in the past four years. The Company expects to have as many as 10,000 salons within the next five to six years and is committed to make the necessary investments to support this endeavor. As a result of these investments, as well as anticipated expenses in other areas, the Company expects to incur higher costs in fiscal 2001, thereby reducing earnings growth to approximately ten percent. The Company's 3-year average annual earnings growth is expected to be between 13 to 16 percent.

EFFECTS OF INFLATION
The Company primarily compensates its Regis and International salon employees with percentage commissions based on sales they generate, thereby enabling salon payroll expense as a percent of revenues to remain relatively constant. Accordingly, this provides the Company certain protection against inflationary increases as payroll expense and related benefits (the Company's major expense components) are, with respect to these divisions, variable costs of sales. The Company does not believe inflation, due to its low rate, has had a significant impact on the results of operations associated with hourly paid hairstylists for the remainder of its mall-based and strip center salons.

LIQUIDITY AND CAPITAL RESOURCES

Customers pay for salon services and merchandise in cash at the time of sale, which reduces the Company's working capital requirements. Net cash provided by operating activities in fiscal 2000 rose to $85.4 million compared to $76.4 million and $74.3 million in fiscal 1999 and 1998, respectively. The increase in fiscal 2000 is primarily due to improved operating performance.

CAPITAL EXPENDITURES AND ACQUISITIONS
During fiscal 2000, the Company had worldwide capital expenditures of $86.7 million, of which $5.8 million related to acquisitions of 421 salons. The Company constructed 52 new Regis Salons, 44 new MasterCuts salons, 49 new Trade Secret salons, 126 new Wal-Mart/SmartStyle salons, 83 new Strip Center Salons and 17 new International salons, and completed 110 major remodeling projects. All capital expenditures during fiscal 2000 were funded by the Company's operations and borrowings under its revolving credit facility.

The Company anticipates its worldwide salon development program for fiscal 2001 will include approximately 430 new salons and 60 major remodeling and conversion projects. It is expected that expenditures for these new salons and other projects will be approximately $90-$95 million in fiscal 2001, excluding capital expenditures associated with acquisitions.

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

EARNINGS PER DILUTED SHARE EXCLUDING GOODWILL AMORTIZATION
[BAR GRAPH]

                         '98            '99            '00
                        $.98           $1.20          $1.45


EBITDA
(earnings before interest, taxes, depreciation, amortization and nonrecurring items)
[BAR GRAPH]

(in millions)
                         '98            '99            '00
                        $106           $127           $156

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
          OF FINANCIAL CONDITION AND RESULTS OF OPERATION (CONTINUED)

DIVIDENDS
The Company paid dividends of $.12 per share during fiscal 2000 and $.10 per share during fiscal 1999. On August 23, 2000 the Board of Directors of the Company declared a $.03 per share quarterly dividend payable September 20, 2000 to shareholders of record on September 5, 2000.

In February 1999, the Board of Directors approved a three-for-two stock split of the Company's common stock in the form of a 50 percent stock dividend distributed on March 1, 1999 to shareholders of record on February 15, 1999. All share and per share amounts have been restated to reflect the stock split.

In addition, Supercuts UK declared and paid dividends of $.4 million, $2.8 million and $2.1 million during fiscal 2000, 1999 and 1998, respectively.

SHARE REPURCHASE PROGRAM
In May 2000, the Company's Board of Directors approved a stock repurchase program under which up to $50 million can be expended for the repurchase of the Company's common stock. The timing and amounts of any repurchases will depend on many factors, including the market price of the common stock and overall market conditions. As of June 30, 2000, 115,000 shares have been repurchased for $1.4 million. This repurchase program has no stated expiration date.

YEAR 2000
The Company previously initiated a comprehensive project to prepare its computer systems for the year 2000. The Company completed all phases of the project including the awareness, assessment, validation and implementation phases prior to March 31, 1999. The rollover to year 2000 did not have a significant impact on the operations of the Company and its computer systems, nor were there disruptions as a result of vendor noncompliance or other factors.

Costs associated with the year 2000 were expensed as incurred and funded through operating cash flows. The Company incurred $4.6 million related to year 2000 project costs from the project's inception in fiscal 1999 through its completion in fiscal 2000.

SAFE HARBOR PROVISIONS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

This annual report on Form 10-K, as well as information included in, or incorporated by reference from, future filings by the Company with the Securities and Exchange Commission and information contained in written material, press releases and oral statements issued by or on behalf of the Company contains or may contain "forward-looking statements" within the meaning of the federal securities laws, including statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document reflect management's best judgement at the time they are made, but all such statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by the statements herein. Additional information concerning potential factors that could affect future financial results is included in the Company's Form S-3 Registration Statement filed with the Securities and Exchange Commission on March 7, 2000.

                           CONSOLIDATED BALANCE SHEET


                                                                                                 June 30,
(Dollars in thousands, except per share amounts)                                         2000                 1999
--------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash                                                                                 $ 14,888             $ 10,353
  Receivables, net                                                                       16,220               16,598
  Inventories                                                                            91,823               70,056
  Deferred income taxes                                                                  10,160                8,596
  Other current assets                                                                   10,713               11,780
                                                                                       --------             --------
    Total current assets                                                                143,804              117,383
Property and equipment, net                                                             260,532              215,952
Goodwill                                                                                208,724              153,956
Other assets                                                                             15,295               13,291
                                                                                       --------             --------
      Total assets                                                                     $628,355             $500,582
                                                                                       ========             ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Long-term debt, current portion                                                      $  9,983             $ 23,945
  Accounts payable                                                                       34,216               23,877
  Accrued expenses                                                                       58,845               58,818
                                                                                       --------             --------
    Total current liabilities                                                           103,044              106,640

Long-term debt                                                                          224,618              143,041
Other noncurrent liabilities                                                             21,552               16,682

Commitments (Note 5)

Shareholders' equity:
Common stock, $.05 par value; issued and outstanding, 40,702,707 and 40,419,122
  common shares at June 30, 2000 and 1999, respectively                                   2,035                2,021
Additional paid-in capital                                                              150,793              148,504
Accumulated other comprehensive loss                                                     (2,274)              (1,095)
Retained earnings                                                                       128,587               84,789
                                                                                       --------             --------
    Total shareholders' equity                                                          279,141              234,219
                                                                                       --------             --------
      Total liabilities and shareholders' equity                                       $628,355             $500,582
                                                                                       ========             ========

The accompanying notes are an integral part of the Consolidated Financial Statements.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                                   Years Ended June 30,
(Dollars and shares in thousands, except per share amounts)                              2000              1999             1998
------------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Company-owned salons:
    Service                                                                           $   779,604        $ 679,658        $ 588,142
    Product                                                                               313,125          264,511          226,513
                                                                                      -----------        ---------        ---------
                                                                                        1,092,729          944,169          814,655
  Franchise income                                                                         50,264           47,731           45,965
                                                                                      -----------        ---------        ---------
                                                                                        1,142,993          991,900          860,620
                                                                                      -----------        ---------        ---------
Operating expenses:
  Company-owned:
    Cost of service                                                                       442,198          388,339          336,585
    Cost of product                                                                       168,787          142,643          123,757
    Direct salon                                                                           92,841           81,107           72,609
    Rent                                                                                  152,685          131,943          114,688
    Depreciation                                                                           36,832           31,368           26,547
                                                                                      -----------        ---------        ---------
                                                                                          893,343          775,400          674,186
  Selling, general and administrative                                                     121,756          112,392           99,286
  Depreciation and amortization                                                            16,993           12,983           10,012
  Nonrecurring items                                                                        2,940           16,133            1,979
  Other                                                                                    10,745            9,657            9,299
                                                                                      -----------        ---------        ---------
      Total operating expenses                                                          1,045,777          926,565          794,762
                                                                                      -----------        ---------        ---------
      Operating income                                                                     97,216           65,335           65,858

Other income (expense):
  Interest                                                                                (15,839)         (11,588)         (10,500)
  Other, net                                                                                1,857            1,567            1,225
                                                                                      -----------        ---------        ---------
      Income before income taxes                                                           83,234           55,314           56,583
Income taxes                                                                              (33,580)         (23,109)         (22,689)
                                                                                      -----------        ---------        ---------
        Net income                                                                    $    49,654        $  32,205        $  33,894
                                                                                      ===========        =========        =========
Net income per share:
  Basic                                                                               $      1.22        $     .80        $     .86
                                                                                      ===========        =========        =========
  Diluted                                                                             $      1.19        $     .78        $     .83
                                                                                      ===========        =========        =========
Weighted average common and common equivalent shares outstanding                           41,602           41,518           40,604
                                                                                      ===========        =========        =========

The accompanying notes are an integral part of the Consolidated Financial Statements.

                       CONSOLIDATED STATEMENTS OF CHANGES
                IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME


                                                                                    Accumulated
                                                 Common      Common   Additional          Other                             Compre-
                                                  Stock       Stock      Paid-In  Comprehensive    Retained                 hensive
(Dollars in thousands)                           Shares      Amount      Capital  Income (Loss)    Earnings        Total     Income
------------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1997,
  as previously reported                     24,959,975    $  1,249    $ 126,481      $ (1,349)   $  29,499    $ 155,880
Pooling-of-interests-Supercuts
  (Holdings) Limited (Note 3)                 1,185,334          59          (57)          (22)        (201)        (221)
                                             ----------    --------    ---------      --------    ---------    ---------  ---------
Balance, June 30, 1997, as restated          26,145,309       1,308      126,424        (1,371)      29,298      155,659

Net income                                                                                           33,894       33,894  $  33,894
Foreign currency translation
  adjustments                                                                             (336)                     (336)      (336)
Proceeds from sale of common stock              400,000          20       10,390                                  10,410
Proceeds from exercise of stock options         124,605           6        1,348                                   1,354
Shares issued under company
  sponsored programs                              4,415                       61                                      61
Tax benefit realized upon exercise
  of stock options                                                           397                                     397
Dividends                                                                                            (4,172)      (4,172)
                                             ----------    --------    ---------      --------    ---------    ---------  ---------
Balance, June 30, 1998                       26,674,329       1,334      138,620        (1,707)      59,020      197,267  $  33,558
                                                                                                                          =========
Net income                                                                                           32,205       32,205     32,205
Foreign currency translation adjustments                                                   612                       612        612
Reclassification adjustment for
  translation losses realized
   in net income                                                                                                               (964)
Stock split effected in the form
  of a stock dividend                        13,334,156         667         (667)
Proceeds from exercise of
  stock options                                 309,929          15        3,794                                   3,809
Shares issued under company
  sponsored programs                             17,941           1          235                                     236
Shares issued in connection with
  salon acquisitions                             82,767           4        2,103                                   2,107
Tax benefit realized upon exercise
  of stock options                                                         1,389                                   1,389
Contribution of shareholder debt to capital                                3,030                                   3,030
Dividends                                                                                            (6,436)      (6,436)
                                             ----------    --------    ---------      --------    ---------    ---------  ---------
Balance, June 30, 1999                       40,419,122       2,021      148,504        (1,095)      84,789      234,219  $  31,853
                                                                                                                          =========
Net income                                                                                           49,654       49,654     49,654
Foreign currency translation adjustments                                                (1,179)                   (1,179)    (1,179)
Pooling-of-interests adjustment
  (Note 3)                                                                                             (665)        (665)
Stock repurchase plan                          (115,000)         (6)      (1,419)                                 (1,425)
Proceeds from exercise of stock options         329,000          16        1,478                                   1,494
Shares issued in connection with
  salon acquisitions                             69,585           4        1,584                                   1,588
Tax benefit realized upon exercise of
  stock options                                                              646                                     646
Dividends                                                                                            (5,191)      (5,191)
                                             ----------    --------    ---------      --------    ---------    ---------  ---------
Balance, June 30, 2000                       40,702,707    $  2,035    $ 150,793      $ (2,274)   $ 128,587    $ 279,141    $48,475
                                             ==========    ========    =========      ========    =========    =========  =========

The accompanying notes are an integral part of the Consolidated Financial Statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                       Years Ended June 30,
(Dollars in thousands)                                                                           2000          1999          1998
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                                  $  49,654     $  32,205     $  33,894
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                                 42,483        36,129        30,342
    Amortization                                                                                 11,634         8,296         6,455
    Deferred income taxes                                                                        (1,003)       (1,065)        7,143
    Nonrecurring items                                                                                          4,400         1,979
    Other                                                                                          (381)        1,638           233

  Changes in operating assets and liabilities:
    Receivables                                                                                     267        (3,308)        2,044
    Inventories                                                                                 (20,350)       (9,988)      (11,335)
    Other current assets                                                                          1,078        (4,041)         (290)
    Other assets                                                                                 (3,432)       (2,191)       (2,074)
    Accounts payable                                                                              1,799        (2,914)       (1,391)
    Accrued expenses                                                                             (1,546)       12,680         5,368
    Other noncurrent liabilities                                                                  5,181         4,538         1,981
                                                                                              ---------     ---------     ---------
      Net cash provided by operating activities                                                  85,384        76,379        74,349
                                                                                              ---------     ---------     ---------
Cash flows from investing activities:
  Capital expenditures                                                                          (80,932)      (67,249)      (58,727)
  Proceeds from sale of assets                                                                      852         4,455           590
  Purchases of salon net assets, net of cash acquired                                           (66,798)      (51,017)      (24,837)
                                                                                              ---------     ---------     ---------
      Net cash used in investing activities                                                    (146,878)     (113,811)      (82,974)
                                                                                              ---------     ---------     ---------
Cash flows from financing activities:
  Borrowings on revolving credit facilities                                                     413,786       237,668       163,254
  Payments on revolving credit facilities                                                      (321,928)     (225,075)     (148,952)
  Proceeds from issuance of long-term debt                                                        7,958        46,533         9,006
  Repurchase of common stock                                                                     (1,425)
  Repayment of long-term debt                                                                   (33,842)      (19,100)      (25,506)
  Increase in negative book cash balances                                                         5,054                         602
  Dividends paid                                                                                 (5,191)       (6,436)       (4,172)
  Proceeds from issuance of common stock                                                          1,494         3,700        11,825
                                                                                              ---------     ---------     ---------
      Net cash provided by financing activities                                                  65,906        37,290         6,057
                                                                                              ---------     ---------     ---------
Effect of exchange rate changes on cash                                                             123            26           (85)
                                                                                              ---------     ---------     ---------
Increase (decrease) in cash                                                                       4,535          (116)       (2,653)

Cash:
  Beginning of year                                                                              10,353        10,469        13,122
                                                                                              ---------     ---------     ---------
  End of year                                                                                 $  14,888     $  10,353     $  10,469
                                                                                              =========     =========     =========

The accompanying notes are an integral part of the Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS DESCRIPTION:
Regis Corporation (the Company) owns, operates, franchises and acquires hairstyling and hair care salons throughout the United States, the United Kingdom, Canada and Puerto Rico. Substantially all of the hairstyling and hair care salons owned and operated by the Company in the United States are located in leased space in enclosed mall shopping centers or strip shopping centers. Franchised salons are primarily located in strip shopping centers throughout the United States. The salons in the United Kingdom are owned and operated in malls, leading department stores, mass merchants and high-street locations.

At June 30, 2000, approximately 10 percent of the Company's outstanding common stock is owned by Curtis Squire, Inc. (CSI), which is a holding company controlled by the Chairman of the Board of Directors of the Company, and approximately five percent is owned by management and the Company's benefit plans.

CONSOLIDATION:
The financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. In consolidation, all material intercompany accounts and transactions are eliminated. The Consolidated Financial Statements for all periods have been restated to include the retroactive effects of the October 1999 pooling-of-interests with Supercuts (Holdings) Limited (Supercuts UK) (Note
3).

USE OF ESTIMATES:
The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

PROPERTY AND EQUIPMENT:
Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed on the straight-line method over estimated useful asset lives (30 to 39 years for buildings and improvements and 5 to 10 years for equipment, furniture, software and leasehold improvements).

The Company capitalizes both internal and external costs of developing or obtaining computer software for internal use based on certain criteria.

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

GOODWILL:
Goodwill recorded in connection with the fiscal 1989 purchase of the publicly held minority interest in the Company, and acquisitions of business operations in which the Company has not previously been involved, is amortized on a straight-line basis over 40 years. Goodwill recorded in connection with acquisitions which expand the Company's existing business activities (acquisitions of salon sites) is amortized on a straight-line basis, generally over 20 years.

ASSET IMPAIRMENT ASSESSMENTS:
The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. An impairment is recognized to the extent that the sum of undiscounted estimated future cash flows expected to result from use of the assets is less than the carrying value. If an impairment is recognized, the carrying value of the impaired asset is reduced to its fair value.

FRANCHISE INCOME AND EXPENSES:
Franchise income includes royalties, initial franchise fees from franchisees and sales of product to franchisees. Royalties are recognized as income in the month in which franchisee services are rendered or products are sold by franchisees. The Company recognizes income from initial franchise fees at the time franchisee salons are opened. Product sales by the Company to franchisees are recorded at the time product is shipped to franchise locations. Franchise expenses include all direct expenses such as the cost of product sold to franchisees, salaries, marketing costs and an allocation of general corporate overhead and occupancy expenses. Cost of product sold to franchisees is included in other operating expenses in the Consolidated Statement of Operations. All other expenses described above associated with franchise operations are included in selling, general and administrative expenses in the Consolidated Statement of Operations.

ADVERTISING:
Advertising costs are expensed as incurred.

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

NET INCOME PER SHARE:
Basic earnings per share (EPS) is calculated as net income divided by weighted average common shares outstanding. The Company's dilutive securities include shares issuable under the Company's stock option plan and shares issuable under contingent stock agreements. Diluted EPS is calculated as net income divided by weighted average common shares outstanding, increased to include assumed exercise of dilutive securities. Stock options with exercise prices greater than the average market value of the Company's common stock are excluded from the computation of diluted EPS.

COMPREHENSIVE INCOME:
Components of comprehensive income for the Company include net income and foreign currency translation adjustments and are presented in the Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income.

RECENT ACCOUNTING PRONOUNCEMENTS:
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No.133, "Accounting for Derivative Instruments and Hedging Activities" which is required to be adopted for fiscal years beginning after June 15, 2000. This statement requires the Company to recognize all derivatives on the balance sheet at fair value. The Company occasionally uses interest rate swaps in connection with its variable rate debt. Generally, the terms of the interest rate swap agreements have settlement on a quarterly basis, therefore, this statement is not expected to materially impact the Company's Consolidated Financial Statements.

2. OTHER FINANCIAL STATEMENT DATA

The following provides additional information concerning selected balance sheet accounts as of June 30, 2000 and 1999:

(Dollars in thousands)                                                                                       2000           1999
------------------------------------------------------------------------------------------------------------------------------------
Property and equipment:
  Land                                                                                                    $   3,691       $   2,190
  Buildings and improvements                                                                                 23,474          20,377
  Equipment, furniture and leasehold improvements                                                           374,128         324,157
  Internal use software                                                                                      31,481          20,089
  Equipment, furniture and leasehold improvements under capital leases                                       14,850          14,093
                                                                                                          ---------       ---------
                                                                                                            447,624         380,906
  Less accumulated depreciation and amortization                                                           (179,788)       (159,316)
  Less amortization of equipment, furniture and leasehold improvements under capital leases                  (7,304)         (5,638)
                                                                                                          ---------       ---------
                                                                                                          $ 260,532       $ 215,952
                                                                                                          =========       =========
Goodwill                                                                                                  $ 256,201       $ 190,274
Less accumulated amortization                                                                               (47,477)        (36,318)
                                                                                                          ---------       ---------
                                                                                                          $ 208,724       $ 153,956
                                                                                                          =========       =========
Accounts payable*                                                                                         $  34,216       $  23,877
                                                                                                          =========       =========
Accrued expenses:
  Payroll and payroll related costs                                                                       $  30,928       $  27,270
  Insurance                                                                                                  10,398           8,656
  Transaction and restructuring                                                                               3,677           5,981
  Other                                                                                                      13,842          16,911
                                                                                                          ---------       ---------
                                                                                                          $  58,845       $  58,818
                                                                                                          =========       =========

*Accounts payable includes $4,399 of book overdrafts in fiscal 2000.

The following provides additional information concerning the Company's transaction and restructuring liabilities related to its fiscal 2000 merger with Supercuts UK, its fiscal 1999 mergers and its restructuring liability related to its fiscal 1999 restructuring plan for its international operations.



                                             Restructuring-International                       Restructuring-Mergers
                                     ------------------------------------------    -----------------------------------------------
                                                       Salon                                            Salon
                                                Closures and                                     Closures and
(Dollars in thousands)               Severance  Dispositions   Other   Subtotal    Severance     Dispositions   Other   Subtotal
----------------------------------------------------------------------------------------------------------------------------------
June 30, 1998                                                                       $ 1,232         $ 398               $  1,630

Additions                           $   966     $ 3,806      $  844    $ 5,616        2,526           430      $ 1,400     4,356
Cash utilization                       (404)        193        (105)      (316)        (875)          (93)        (74)    (1,042)
Non-cash utilization                             (2,812)       (388)    (3,200)                      (620)       (580)    (1,200)
                                    --------------------------------------------------------------------------------------------
June 30, 1999                           562       1,187         351      2,100        2,883           115         746      3,744

Additions                                                                             2,482                       116      2,598
Cash utilization                       (532)       (542)       (265)    (1,339)      (1,874)          (92)       (655)    (2,621)
Non-cash utilization                    (30)        (62)        (19)      (111)        (173)                       (8)      (181)
Change in estimate                                                                     (494)                      (54)      (548)
                                    --------------------------------------------------------------------------------------------
June 30, 2000                                   $   583      $   67    $   650      $ 2,824       $    23      $  145   $  2,992
                                    ============================================================================================

                                    Transaction
                                     Charges-
                                     Mergers         Total
                                   --------------------------
June 30, 1998                                       $ 1,630

Additions                           $   2,066        12,038
Cash utilization                       (1,929)       (3,287)
Non-cash utilization                                 (4,400)
                                    -----------------------
June 30, 1999                             137         5,981

Additions                                 547         3,145
Cash utilization                         (611)       (4,571)
Non-cash utilization                      (38)         (330)
Change in estimate                                     (548)
                                    -----------------------
June 30, 2000                       $      35       $ 3,677
                                    =======================

During fiscal year 2000, the non-cash utilization above relates to the effect of the change in the foreign currency exchange rate.

The following table sets forth a reconciliation of shares used in the computation of basic and diluted earnings per share:



                                                                           2000           1999            1998
---------------------------------------------------------------------------------------------------------------
Weighted average shares for basic earnings per share                 40,611,928     40,204,712      39,490,951
Effect of dilutive securities:
  Dilutive effect of stock options                                      880,056      1,299,287       1,112,825
  Contingent shares issuable under contingent stock agreements          110,298         13,599
                                                                     -----------------------------------------
Weighted average shares for diluted earnings per share               41,602,282     41,517,598      40,603,776
                                                                     =========================================


Stock options of 1,070,000 were excluded from the shares used in the computation of diluted earnings per share for fiscal year 2000 since they were anti-dilutive. All stock options for fiscal 1999 and 1998 were included in their respective dilutive earnings per share computation.

The following provides additional information concerning selected statement of operation accounts for the fiscal years ended June 30, 2000, 1999 and 1998:

Advertising costs expensed were $24.9 million, $21.1 million and $18.5 million in fiscal 2000, 1999 and 1998, respectively.

The following provides supplemental disclosures of cash flow activity:



(Dollars in thousands)                                                     2000           1999            1998
---------------------------------------------------------------------------------------------------------------
Cash paid during the year for:
  Interest                                                              $14,997        $11,269         $10,117
  Income taxes                                                           36,866         24,352          14,696



The significant non-cash investing and financing activities include the following:

* In fiscal 2000, 1999 and 1998, the Company financed capital expenditures totaling $2.3 million, $3.5 million and $5.9 million, respectively, through capital leases.

* In fiscal 2000 and 1999, in connection with various acquisitions, the Company entered into seller-financed payables and non- compete agreements as well as issuing 69,585 and 82,767 shares, respectively, of the Company's stock (Note 3).

* In fiscal 1999, in connection with the Company's merger with Heidi's, a shareholder contributed a $3.0 million note to equity.

3. MERGERS AND ACQUISITIONS:

SUPERCUTS (HOLDINGS) LIMITED MERGER:
Effective October 31, 1999, the Company consummated a merger with Supercuts UK. Supercuts UK is a United Kingdom based company operating 68 hairstyling salons under the Supercuts brand name. Under the terms of the merger agreement, the shareholders of Supercuts UK, a privately held company, received approximately
1.8 million shares of Regis Corporation common stock. The transaction has been accounted for as a pooling-of-interests. Prior period financial statements have been restated to reflect this merger as if the merged companies had always been combined.

As a result of the merger, the Company recorded a pre-tax merger and transaction charge of $3.1 million in the second quarter of fiscal 2000. This charge included approximately $2.6 million for severance and other costs principally associated with the closure of Supercuts UK's headquarters. Severance expense covered the termination of approximately 11 employees of Supercuts UK who had duplicate positions within the corporate office functions. The charge also included approximately $.5 million for professional fees including investment banking, legal, accounting and miscellaneous transaction costs.

Revenues and net income for each of the combining entities prior to the merger were as follows (dollars in thousands):



                                                                Three Months Ended         Year Ended        Year Ended
                                                                September 30, 1999      June 30, 1999     June 30, 1998
------------------------------------------------------------------------------------------------------------------------
Revenues:
  Regis                                                                   $261,632           $974,872          $848,444
  Supercuts UK                                                               4,476             17,028            12,176
                                                                -------------------------------------------------------
    Combined total                                                        $266,108           $991,900          $860,620
                                                                =======================================================
Net income:
  Regis                                                                   $ 12,138           $ 30,346          $ 32,699
  Supercuts UK                                                                 500              1,859             1,195
                                                                -------------------------------------------------------
    Combined total                                                        $ 12,638           $ 32,205          $ 33,894
                                                                =======================================================

Prior to the combination, Supercuts UK's fiscal year ended on the Saturday closest to August 31. In recording the pooling-of-interests combination, Supercuts UK's financial statements for the years ended September 4, 1999 and August 29, 1998 were combined with Regis' financial statements for the years ended June 30, 1999 and 1998, respectively.

An adjustment of $.7 million has been made to shareholders' equity in the year ended June 30, 2000 to eliminate the effects of including Supercuts UK's results of operations for the two months ended September 4, 1999 in the Company's Consolidated Financial Statements for the year ended June 30, 2000.

THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC. MERGER:
Effective May 20, 1999, the Company consummated a merger with The Barbers, Hairstyling for Men & Women, Inc. (The Barbers) in a stock-for-stock transaction, resulting in the issuance of approximately 2.0 million shares of the Company's common stock. The Barbers was a national operator and franchisor of 979 affordable hair care salons. The Barbers transaction was accounted for as a pooling-of-interests. Prior period financial statements were restated to reflect this merger as if the merged companies had always been combined.

As a result of the merger, the Company recorded a nonrecurring charge of $4.8 million during the quarter ended June 30, 1999. This charge included $1.4 million for professional fees including investment banking, legal, accounting and miscellaneous transaction costs and $3.4 million for severance and other costs, principally associated with the closure of The Barbers' headquarters. Severance expense of $2.1 million covered the termination of approximately 20 employees of The Barbers who had duplicate positions within the corporate office functions. These corporate overhead departments primarily included finance, accounting and human resources.

Revenues and net income for each of the combining entities prior to the merger were as follows (dollars in thousands):

                                                                                        Nine Months
                                                                                              Ended       Year Ended
                                                                                     March 31, 1999    June 30, 1998
---------------------------------------------------------------------------------------------------------------------
Revenues:
  Regis                                                                                    $693,063         $822,964
  The Barbers                                                                                20,984           25,480
                                                                                    --------------------------------
    Combined total                                                                         $714,047         $848,444
                                                                                    ================================
Net income:
  Regis                                                                                      24,321           30,988
  The Barbers                                                                                 1,472            1,711
                                                                                    --------------------------------
    Combined total                                                                         $ 25,793         $ 32,699
                                                                                    ================================


HEIDI'S, INC. MERGER:
Effective March 15, 1999, the Company consummated a merger with Heidi's, Inc. (Heidi's), a company based in Detroit, Michigan, which operated 24 salons in shopping malls. Under the terms of the merger agreement, the shareholders of Heidi's, a privately held company, received approximately .5 million shares of Regis Corporation common stock. The transaction was accounted for as a pooling-of-interests. Prior period financial statements were restated to reflect this merger as if the merged companies had always been combined.

As a result of the merger, the Company recorded a nonrecurring charge of $1.2 million during the quarter ended March 31, 1999. This charge included $.7 million for professional fees including investment banking, legal, accounting and miscellaneous transaction costs and $.5 million for severance and other costs, principally associated with the closure of Heidi's headquarters. Severance expense of $.4 million covered the termination of approximately ten Heidi's employees who had duplicate positions within corporate office functions. In addition, during the fourth quarter of 1999, the Company recorded a $.4 million charge related to impaired salon assets.

Revenues and net income for each of the combining entities prior to the merger were as follows (dollars in thousands):



                                                                                      Six Months Ended          Year Ended
                                                                                     December 31, 1998       June 30, 1998
---------------------------------------------------------------------------------------------------------------------------
Revenues:
  Regis                                                                                       $441,367            $798,144
  Heidi's                                                                                       13,367              24,820
                                                                                     -------------------------------------
    Combined total                                                                            $454,734            $822,964
                                                                                     =====================================
Net income:
  Regis                                                                                         16,882              30,488
  Heidi's                                                                                          443                 500
                                                                                     -------------------------------------
    Combined total                                                                            $ 17,325            $ 30,988
                                                                                     =====================================

OTHER ACQUISITIONS:

During fiscal 2000, 1999 and 1998, the Company made numerous acquisitions in addition to its mergers with Supercuts UK, The Barbers and Heidi's. These acquisitions have been recorded using the purchase method of accounting. Accordingly, the purchase prices have been allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The acquisitions recorded using the purchase method of accounting, individually and in the aggregate, are not material to the Company's operations.

Costs in excess of net tangible and identifiable intangible assets acquired and components of the aggregate purchase prices of the acquisitions were as follows:


(Dollars in thousands)                                                                2000           1999          1998
------------------------------------------------------------------------------------------------------------------------
Costs in excess of net tangible and identifiable intangible assets acquired       $ 66,035       $ 45,147      $ 21,743
                                                                                  =====================================
Components of aggregate purchase price:
  Cash                                                                            $ 66,798       $ 51,017      $ 24,837
  Stock                                                                              1,588          2,107
  Current and noncurrent payables                                                    5,225          2,830         2,180
                                                                                  -------------------------------------
                                                                                  $ 73,611       $ 55,954      $ 27,017
                                                                                  =====================================

4. FINANCING ARRANGEMENTS:

The Company's long-term debt as of June 30, 2000 and 1999 consists of the following:


                                                                                      Fiscal
                                                                       Interest     Maturity
(Dollars in thousands)                                                   Rate %        Dates           2000         1999
-------------------------------------------------------------------------------------------------------------------------
Senior term notes                                                    6.55- 8.33    2001-2009      $  90,844    $ 109,919
Revolving credit facilities                                          7.64- 8.26    2002-2003        133,200       41,343
Equipment and leasehold notes payable                                7.57-11.50    2004-2005          7,762       11,236
Other notes payable                                                  5.00-11.90    2001-2009          2,795        4,488
                                                                                                  ----------------------
                                                                                                    234,601      166,986
Less current portion                                                                                 (9,983)     (23,945)
                                                                                                  ----------------------
Long-term portion                                                                                  $224,618    $ 143,041
                                                                                                  ======================


In June 2000, the Company extended the term of a $4.0 million note payment originally due July 1, 2000. The $4.0 million is the final payment due under a $10.0 million senior term note entered into in October 1996. The maturity on the term note has been extended to September 2003.

In August 1999, the Company entered into a $180.0 million revolving credit facility. The facility has a term of three years, bears interest at the prime rate or LIBOR plus 50 to 100 basis points based on the Company's debt-to-capitalization ratio and allows for multi-currency borrowings. The prime rate at June 30, 2000 and 1999 was 9.50 percent and 7.75 percent, respectively. The revolving credit facility requires a quarterly commitment fee of 15 to 25 basis points on the unused portion of the facility. The commitment fee is also based on the Company's debt-to-capitalization ratio at the end of each fiscal quarter. The facility will be used to finance the general working capital requirements of the Company as well as the capital requirements for new salon and acquisition growth.

In August 1999, through the use of proceeds from its new revolving credit facility, the Company retired a $15.0 million term note due June 2003 and retired its $45.0 million and $20.0 million revolving credit facilities due October 2001 and August 1999, respectively.

In January 1999, the Company borrowed $15.0 million under a 6.27 percent senior term note due June 2003 and $10.0 million under a 6.83 percent senior term note due December 2005 to finance acquisitions by the Company. In September 1998, the Company borrowed $7.5 million under a 6.55 percent senior term note due September 2003 to refinance the Company's distribution center revolving line of credit established in fiscal 1998.

In July 1998, the Company paid down its revolving credit facilities by $14.0 million with the proceeds of a 7.14 percent senior term note with interest due quarterly. Principal payments of $9.0 million and $5.0 million are due in July 2007 and 2008, respectively.

The equipment and leasehold notes payable are primarily comprised of capital lease obligations totaling $7.1 million and $8.9 million at June 30, 2000 and 1999, respectively. These capital lease obligations are payable in monthly installments over five years.

All of the Company's debt instruments are unsecured, except for its capital lease obligations which are collateralized by the assets purchased under the agreement.

The debt agreements contain covenants, including limitations on incurrence of debt, granting of liens, investments, merger or consolidation, and transactions with affiliates. In addition, the Company must maintain specified fixed charge coverage and debt-to-capitalization ratios.

The fair values of the Company's debt instruments, based upon discounted cash flow analyses using the Company's current incremental borrowing rate, approximate their carrying values at June 30, 2000.

Aggregate maturities of long-term debt at June 30, 2000 are as follows:



Fiscal Year                                                                  (Dollars in thousands)
----------------------------------------------------------------------------------------------------
2001                                                                                    $  9,983
2002                                                                                     138,568
2003                                                                                       5,982
2004                                                                                      15,354
2005                                                                                      15,562
Thereafter                                                                                49,152
                                                                              ------------------
                                                                                        $234,601
                                                                              ==================

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

Total rent expense, net of sublease rental obligations which are passed through to the franchisees, includes the following:



(Dollars in thousands)                                                             2000          1999          1998
--------------------------------------------------------------------------------------------------------------------
Minimum rent                                                                  $ 105,876     $  82,578     $  75,589
Percentage rent based on sales                                                   14,996        22,513        16,912
Real estate taxes and other expenses                                             31,813        26,852        22,187
                                                                              -------------------------------------
                                                                              $ 152,685     $ 131,943     $ 114,688
                                                                              =====================================

FUTURE MINIMUM LEASE PAYMENTS:
As of June 30, 2000, future minimum lease payments (excluding percentage rents based on sales) due under existing noncancellable operating leases with remaining terms of greater than one year are as follows:



                                                                                     Corporate            Reimbursable
Fiscal Year (Dollars in thousands)                                                      Leases       Franchisee Leases
-----------------------------------------------------------------------------------------------------------------------
2001                                                                                 $ 105,320                $ 22,873
2002                                                                                    93,278                  18,279
2003                                                                                    79,667                  14,475
2004                                                                                    64,630                  10,663
2005                                                                                    48,238                   5,224
Thereafter                                                                             107,156                   4,529
                                                                                     ---------------------------------
Total minimum lease payments                                                         $ 498,289                $ 76,043
                                                                                     =================================

The Company entered into a five year operating lease agreement in June 2000 related to a distribution center and various equipment to be built in Salt Lake City, Utah. The future minimum lease payments, which are not included in the table above, are estimated to be $4.7 million based on the anticipated cost of the distribution center and related equipment and the expected borrowing rate of
8.1 percent. Under the agreement, the Company is obligated to pay the difference between the maximum amount of the residual value guarantee and the fair market value at the termination of the agreement. The potential impact of the residual value guarantee is not estimable at June 30, 2000 as the building has not yet been constructed. Thus, the impact of the guarantee is not included in the table of future minimum lease payments. The Company expects the fair market value of the distribution center and related equipment, subject to the purchase or remarket options, to substantially reduce or eliminate the Company's potential liability under the residual value guarantee.

SALON DEVELOPMENT PROGRAM:
As a part of its salon development program, the Company continues to negotiate and enter into leases and commitments for the acquisition of equipment and leasehold improvements related to future salon locations.

6. INCOME TAXES:

The provision for income taxes consists of:


(Dollars in thousands)                                                                2000          1999          1998
-----------------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                                         $ 27,003      $ 20,661      $ 12,401
  State                                                                              5,173         3,190         2,019
  International                                                                      2,407           323         1,126
Deferred:
  United States                                                                       (885)         (393)        7,039
  International                                                                       (118)         (672)          104
                                                                                  ------------------------------------
                                                                                  $ 33,580      $ 23,109      $ 22,689
                                                                                  ====================================


The components of the net deferred tax asset are as follows:


(Dollars in thousands)                                                                2000          1999
----------------------------------------------------------------------------------------------------------
Net current deferred tax asset:
  Insurance                                                                       $  3,641      $  2,587
  Payroll and payroll related costs                                                  3,478         2,624
  Nonrecurring items                                                                 1,726         2,581
  Other, net                                                                         1,315           804
                                                                                  ----------------------
                                                                                  $ 10,160      $  8,596
                                                                                  ======================
Net noncurrent deferred tax asset:
  Depreciation and amortization                                                   $ (5,608)     $ (3,496)
  Deferred rent                                                                      2,555         2,128
  Payroll and payroll related costs                                                  3,690         2,444
  Other, net                                                                          (390)         (268)
                                                                                  ----------------------
                                                                                  $    247      $    808
                                                                                  ======================

The components of income (loss) before income taxes are as follows:



(Dollars in thousands)                                                               2000         1999          1998
---------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes:
  United States                                                                  $ 79,041     $ 58,567      $ 54,437
  International                                                                     4,193       (3,253)        2,146
                                                                                 -----------------------------------
                                                                                 $ 83,234     $ 55,314      $ 56,583
                                                                                 ===================================

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory rate to earnings before income taxes, as a result of the following:


(Dollars in thousands)                                                              2000          1999          1998
----------------------------------------------------------------------------------------------------------------------
U.S. statutory rate                                                                 35.0%         35.0%         35.0%
State income taxes, net of federal income tax benefit                                3.4           3.4           3.6
Nondeductible merger and transaction costs                                           0.8           2.5
Other                                                                                1.1           0.9           1.5
                                                                                    --------------------------------
                                                                                    40.3%         41.8%         40.1%
                                                                                    ================================

7. BENEFIT PLANS:

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

STOCK PURCHASE PLAN:
The Company has an employee stock purchase plan (SPP) available to substantially all employees. Under terms of the plan, eligible employees may purchase the Company's common stock through payroll deductions. The Company contributes an amount equal to 15 percent of the purchase price of the stock to be purchased on the open market, not to exceed an aggregate contribution of $4.0 million. At June 30, 2000, cumulative contributions to the SPP totaled $2.0 million.

FRANCHISE STOCK PURCHASE PLAN:
The Company has a franchise stock purchase plan (FSPP) available to substantially all franchisee employees. Under the terms of the plan, eligible franchisees and their employees may purchase the Company's common stock. The Company contributes an amount equal to 5 percent of the purchase price of the stock to be purchased on the open market, not to exceed an aggregate contribution of $.7 million. At June 30, 2000, cumulative contributions to the FSPP totaled $33,000.

Company contributions to the aforementioned plans for the three years in the period ended June 30, 2000, which are charged to earnings in the period contributed, included the following:


(Dollars in thousands)                                                               2000           1999          1998
------------------------------------------------------------------------------------------------------------------------
ESOP                                                                              $ 1,358        $ 1,303       $ 1,146
ESAP                                                                                  242            248           301
SPP                                                                                   459            341           274
FSPP                                                                                    7



REGIS 401(K) PLAN:
Effective July 1999, the Company established a qualified 401(k) defined contribution plan covering substantially all field supervisors, warehouse and corporate office employees. Currently, the Company does not contribute to the 401(k) plan.

STOCK OPTIONS:
The Company's Stock Option Plan (the Plan), as amended, provides for granting both incentive stock options and nonqualified stock options. A total of 5,200,000 shares of common stock, increased from 3,300,000 in fiscal 1999, may be granted under the Plan to employees of the Company for a term not to exceed ten years from the date of grant. Options granted to employees generally vest over a five year period. Options may also be granted under this Plan to the Company's outside directors for a term not to exceed five years from the vesting date. Options granted to outside directors vest over a four year period.

In addition to the regular options granted during fiscal 2000, a special grant of 1,700,000 shares common stock was approved by the Board of Directors. These options are fully vested five years from the date of grant and expire after ten years.

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

Common shares available for grant as of June 30, 2000, 1999 and 1998 were 58,695, 611,095 and 579,820, respectively.

Stock options outstanding and weighted average exercise prices are as follows:

                                                                Options Outstanding
                                                      -----------------------------
                                                                           Weighted
                                                                            Average
                                                                           Exercise
                                                         Shares               Price
-----------------------------------------------------------------------------------
Balance, June 30, 1997                                2,739,678           $    8.69
Granted                                                 538,505               17.24
Cancelled                                              (272,163)              13.41
Exercised                                              (191,748)               7.20
                                                      ---------           ---------
Balance, June 30, 1998                                2,814,272           $    9.97
Granted                                                  28,500               19.53
Cancelled                                               (37,275)              14.30
Exercised                                              (309,929)              11.29
                                                      ---------           ---------
Balance, June 30, 1999                                2,495,568           $    9.88
Granted                                               2,492,750               17.25
Cancelled                                               (57,821)              16.87
Exercised                                              (329,000)               4.61
                                                      ---------           ---------
Balance, June 30, 2000                                4,601,497           $   14.15
                                                      =========           =========

At June 30, 2000, the weighted average exercise prices and remaining contractual lives of stock options are as follows:

Range of exercise prices                                $2.34-$11.25    $11.78-$16.17         $16.50   $17.00-$22.92           Total
------------------------------------------------------------------------------------------------------------------------------------
Total options outstanding                                  1,095,928          706,913      1,700,000       1,098,656       4,601,497
Weighted average exercise price                                $5.84           $13.90         $16.50          $18.95          $14.15
Weighted average remaining contractual life in years            3.83             7.18           9.63            8.23            7.54
Options exercisable                                          949,112          356,826              0         261,674       1,567,612
Weighted average price of exercisable options                  $5.96           $13.23         $    0          $18.05          $ 9.63

The Company measures compensation cost for its incentive stock plans using the intrinsic value-based method of accounting. Had the Company used the fair-value-based method of accounting for its stock option and incentive plans beginning in 1996 and charged compensation cost against income, over the vesting period based on the fair value of options at the date of grant, net income and net income per share would have been as follows:

(Dollars in thousands, except per share amounts)           2000            1999            1998
-----------------------------------------------------------------------------------------------
Net income:
  As reported                                           $49,654         $32,205         $33,894
  Pro forma                                             $47,371         $31,072         $33,241
Net income per diluted share:
  As reported                                           $  1.19         $   .78         $   .83
  Pro forma                                             $  1.14         $   .75         $   .82

The pro forma information above includes stock options granted from 1996 through 2000. Compensation expense under the fair-value-based method of accounting will increase over the next few years as additional stock option grants are considered.

The weighted average fair value per option granted during 2000, 1999 and 1998 was $7.86, $12.23 and $7.33, respectively, calculated by using the fair value of each option grant on the date of grant. The fair value of options was calculated utilizing the Black-Scholes option-pricing model and the following key weighted average assumptions:

                                                 2000          1999          1998
----------------------------------------------------------------------------------
Risk-free interest rate                          6.33%         5.60%         5.56%
Expected life in years                            6.0           6.0           6.0
Expected volatility                             39.34%        37.35%        34.16%
Expected dividend yield                           .64%          .42%          .38%

OTHER:
The Company has established unfunded deferred compensation plans which cover certain management and executive personnel. The Company maintains life insurance policies on the plans' participants. The amounts charged to earnings for these plans were $.9 million, $1.9 million and $.6 million in 2000, 1999 and 1998, respectively.

The Company has a survivor benefit plan for the Chairman of the Board of Director's (the Chairman) spouse, payable upon his death, at a rate of $300,000 annually, adjusted for inflation, for the remaining life of his spouse. The Company has funded its future obligations under this plan through Company-owned life insurance policies on the Chairman.

The Company has entered into an agreement with the Chairman providing that the Chairman will continue to render services to the Company until at least May 2007, and for such further period as may be agreed upon mutually. The Company has agreed to pay the Chairman an annual amount of $.6 million, adjusted for inflation, for the remainder of his life. The Chairman has agreed that during the period in which payments to him are made, as provided in the agreement, he will not engage in any business competitive with the business conducted by the Company. Compensation associated with this agreement is charged to expense as services are provided.

The Company has a survivor benefit plan for the Chief Executive Officer's spouse, payable upon his death, at a rate of one half of his deferred compensation benefit, adjusted for inflation, for the remaining life of his spouse. The Company has funded its future obligations under this plan through life insurance policies on the Chief Executive Officer.

8. SHAREHOLDERS' EQUITY:

In addition to the shareholders' equity activity described in Note 7, the following activity has taken place:

STOCK SPLIT:
In February 1999, the Board of Directors approved a three-for-two stock split of its common stock in the form of a 50 percent stock dividend distributed on March 1, 1999 to shareholders of record on February 15, 1999. All share and per share amounts have been restated to reflect the stock split.

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

STOCK REPURCHASE PLAN:
In May 2000, the Company's Board of Directors approved a stock repurchase program under which up to $50 million can be expended for the repurchase of the Company's common stock. The timing and amounts of any repurchases will depend on many factors, including the market price of the common stock and overall market conditions. As of June 30, 2000, 115,000 shares have been repurchased for $1.4 million. All repurchased shares are immediately retired. This repurchase program has no stated expiration date.

9. SEGMENT INFORMATION:

Commencing with its 1999 fiscal year end reporting, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This standard requires that public companies report financial and descriptive information about their reportable operating segments, generally based on the way that management organized the segments within the enterprise for making operating decisions and assessing performance.

Each of the Company's operating segments have generally similar products and services. The Company is organized to manage its operations based on geographical location. The Company's operating segments have been aggregated into two reportable segments: domestic salons and international salons. The Company operates or franchises 5,317 domestic salons located within high-profile regional malls and strip shopping centers under several different concepts including Regis Salons, MasterCuts, Trade Secret, SmartStyle, Supercuts and Cost Cutters brand names. The Company's International segment includes 352 salons operating in malls, leading department stores, mass merchants and high-street locations.

The accounting policies of the reportable segments are the same as those described in Note 1 to the Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on direct salon contribution, before supervision and corporate overhead expenses. Intersegment sales and transfers are not significant.

Summarized financial information concerning the Company's reportable segments is shown in the following table as of June 30, 2000, 1999 and 1998:

(Dollars in thousands)                        2000          1999            1998
--------------------------------------------------------------------------------
Company-owned revenues:
  Domestic                              $  984,161      $826,169        $696,303
  International                            108,568       118,000         118,352
                                        ----------      --------        --------
    Total                               $1,092,729      $944,169        $814,655
                                        ==========      ========        ========
Salon contribution:
  Domestic                              $  182,698      $151,643        $124,137
  International                             16,688        17,126          16,332
                                        ----------      --------        --------
    Total                               $  199,386      $168,769        $140,469
                                        ==========      ========        ========
Depreciation and amortization:
  Domestic                              $   33,735      $ 27,696        $ 23,108
  International                              3,097         3,672           3,439
  Corporate                                 16,993        12,983          10,012
                                        ----------      --------        --------
    Total                               $   53,825      $ 44,351        $ 36,559
                                        ==========      ========        ========
Total assets:
  Domestic                              $  456,316      $372,956        $274,192
  International                             14,470        26,208          32,227
  Corporate                                157,569       101,418         102,314
                                        ----------      --------        --------
    Total                               $  628,355      $500,582        $408,733
                                        ==========      ========        ========
Long-lived assets:
  Domestic                              $  402,631      $307,439        $239,423
  International                             17,538        18,891          23,423
  Corporate                                 49,087        43,578          39,393
                                        ----------      --------        --------
    Total                               $  469,256      $369,908        $302,239
                                        ==========      ========        ========
Capital expenditures:
  Domestic                              $   48,944      $ 50,445        $ 38,180
  International                              4,015         4,326           3,728
  Corporate                                 27,973        12,478          16,819
                                        ----------      --------        --------
    Total                               $   80,932      $ 67,249        $ 58,727
                                        ==========      ========        ========
Purchases of salon assets:
  Domestic                              $   66,798      $ 50,866        $ 24,837
  International                                              151
                                        ----------      --------        --------
    Total                               $   66,798      $ 51,017        $ 24,837
                                        ==========      ========        ========

In addition to the Company-owned revenues detailed in the table above, the Company also recorded franchise income of $50.3 million, $47.7 million and $46.0 million, respectively, as part of consolidated revenues. The expenses associated with the Company's franchising activities are included in selling, general and administrative and other operating expenses within the Consolidated Statement of Operations, as described in Note 1 to the Consolidated Financial Statements.

Corporate assets detailed above are primarily comprised of fixed assets associated with the Company's headquarters and distribution centers, corporate cash, inventories located at corporate distribution centers, deferred income taxes, franchise receivables and other corporate assets.

10. NONRECURRING ITEMS:

Nonrecurring items included in operating income consist of gains or losses on assets and business dispositions and other items of a nonrecurring nature. The following table summarizes nonrecurring items recorded by the Company:

(Dollars in thousands)                                    2000             1999           1998
----------------------------------------------------------------------------------------------
Merger transaction costs (Note 3)                       $3,145          $ 2,066
Change in estimate (Note 2)                               (548)
Severance                                                  343
Restructuring charge-International                                        5,616
Restructuring charge-Mergers (Note 3)                                     4,356
Year 2000 remediation                                                     4,095
Loss on divestiture of Anasazi business and assets                                      $1,979
                                                        ------          -------         ------
                                                        $2,940          $16,133         $1,979
                                                        ======          =======         ======

During the fourth quarter of fiscal 2000, the Company evaluated the outstanding merger and restructuring accruals and determined that an adjustment of $.5 million to the Restructuring charge-Mergers was appropriate based on remaining expected expenditures.

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

The restructuring charge related to the plan described above was $5.6 million. Of the total charge, $1.0 million related to severance payments due to the elimination of duplicative accounting and information technology functions, $.2 million for legal, professional and other miscellaneous fees, $.3 million for duplicate rent related to the relocation of operations to Coventry, $.3 million related to the write-off of assets, primarily at the prior London headquarters, and $3.8 million related to salon closings and dispositions.

International salons identified for closure or disposition in the restructuring charge described above contributed $8.0 million in annual revenues with associated after-tax annualized operating losses of approximately $.9 million.

Approximately $4.4 million and $2.0 million of the nonrecurring items in 1999 and 1998, respectively, are non-cash in nature.

                            QUARTERLY FINANCIAL DATA


                                                                            Quarter Ended
                                                    ------------------------------------------------------------            Year
(Dollars in thousands, except per share amounts)    September 30     December 31        March 31         June 30            Ended
---------------------------------------------------------------------------------------------------------------------------------
2000
Revenues                                                $266,108        $285,855        $288,062        $302,968       $1,142,993
Operating income                                          23,716          22,902          22,782          27,816           97,216
Net income                                                12,638          10,807          11,617          14,592           49,654
Net income per diluted share(a)                              .30             .26             .28             .35             1.19
Dividends declared per share(b)                              .03             .03             .03             .03              .12

                                                                            Quarter Ended
                                                    ------------------------------------------------------------            Year
(Dollars in thousands, except per share amounts)    September 30     December 31        March 31         June 30            Ended
---------------------------------------------------------------------------------------------------------------------------------
1999
Revenues                                                $231,997        $245,265        $249,660        $264,978       $  991,900
Operating income                                          17,170          18,923          16,086          13,156           65,335
Net income                                                 9,132          10,127           7,939           5,007           32,205
Net income per diluted share(d)                              .22             .24             .19             .12              .78(c)
Dividends declared per share(e)                              .02             .02             .03             .03              .10

(a) For the quarter ended December 31, 1999 and for the year ended June 30, 2000, exclusive of nonrecurring items (Note 10), net income per diluted share would have been $.33 and $1.26, respectively.
(b) In addition, Supercuts UK declared dividends of $.4 million during fiscal year 2000.
(c) The summation of quarterly net income per diluted share does not equate to the calculation for the full fiscal year as quarterly calculations are performed on a discrete basis.
(d) For the quarters ended September 30 and December 31, 1998, March 31 and June 30, 1999 and the full year 1999, exclusive of nonrecurring items (Note
     10), net income per diluted share would have been $.24, $.27, $.23, $.32 and $1.05, respectively.
(e) In addition, Supercuts UK declared dividends of $2.8 million during fiscal year 1999.


                                   STOCK DATA
                                 June 30, 2000

Regis common stock is listed and traded on the Nasdaq National Market(R) under the symbol "RGIS."

The accompanying table sets forth the high and low closing bid quotations as reported by Nasdaq for each quarter during the previous two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

As of June 30, 2000, Regis shares were owned by approximately 13,200 shareholders. The common stock price was $12.9375 per share on August 18, 2000.

                                                       2000                 1999
                                                  High       Low      High       Low
------------------------------------------------------------------------------------
1st Quarter                                     $21.19    $17.38    $21.00    $15.17
2nd Quarter                                      22.94     17.00     26.67     17.33
3rd Quarter                                      18.63     13.69     28.44     23.17
4th Quarter                                      17.81     10.81     26.88     19.19

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Directors of
Regis Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows present fairly, in all material respects, the consolidated financial position of Regis Corporation at June 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
August 22, 2000