Form 10-K405, Exhibit 13
period 2001-06-30
REGIS CORP
filed 2001-09-12
CIK 716643

                                                                      EXHIBIT 13



                                                               Regis Corporation


                                TABLE OF CONTENTS


FINANCIAL  REVIEW

Page
----
18        Selected Financial Data

19        Management's Discussion and Analysis of Financial Condition and Results of Operations

23        Consolidated Balance Sheet

24        Consolidated Statement of Operations

25        Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

26        Consolidated Statement of Cash Flows

27        Notes to Consolidated Financial Statements

39        Quarterly Financial Data

39        Stock Data

40        Report of Independent Accountants

Regis Corporation



SELECTED FINANCIAL DATA
(In thousands, except per share data)


     The following table sets forth, for the periods indicated, selected financial data derived from the Company's Consolidated Financial Statements.

                                                             2001            2000         1999       1998        1997
                                                             ----            ----         ----       ----        ----
Revenues                                                  $1,311,621     $1,142,993     $991,900   $860,620   $765,170
Operating income(a)                                          109,281         97,216       65,335     65,858     33,178
Net income(a)                                                 53,088         49,654       32,205     33,894      9,377
Net income per diluted share(a)                                 1.26           1.19          .78        .83        .24
Total assets                                                 736,505        628,355      500,582    408,733    354,016
Long-term debt, including current portion                    261,558        234,601      166,986    126,960    120,568
Dividends declared(b)                                     $      .12     $      .12     $    .10   $    .06   $    .05


(a) The following information is provided to facilitate comparisons of operating income, net income and net income per diluted share, absent the impact of certain nonrecurring activities (see Note 11 to the Consolidated Financial Statements). Exclusive of nonrecurring items, operating income would have been $100,156, $81,468, $67,837 and $51,909 in 2000, 1999, 1998
     and 1997, respectively. Exclusive of nonrecurring items, net income would have been $52,380, $43,759, $35,006 and $24,140 in 2000, 1999, 1998 and
     1997, respectively. The nonrecurring items reduced reported net income per diluted share by $.07 in 2000; $.27 in 1999; $.03 in 1998 and $.37 in 1997.

(b) In addition, Supercuts UK declared dividends of $367, $2,829, $2,057 and $1,072 during 2000, 1999, 1998 and 1997, respectively.


ANNUAL RESULTS

The following table sets forth for the periods indicated certain information derived from the Company's Consolidated Statement of Operations expressed as a percent of revenues. The percentages are computed as a percent of total Company revenues, except as noted.

                                                                              For the Years Ended June 30,
                                                                              ----------------------------
                                                                              2001        2000       1999
                                                                              ----        ----       ----

Company-owned service revenues(1)                                             71.2%       71.3%      72.0%
Company-owned product revenues(1)                                             28.8        28.7       28.0
Franchise revenues                                                             4.3         4.4        4.8

Company-owned operations:
Profit margins on service(2)                                                  43.0        43.3       42.9
Profit margins on product(3)                                                  47.0        46.1       46.1
Direct salon(1)                                                                9.0         8.5        8.6
Rent(1)                                                                       14.1        14.0       14.0
Depreciation(1)                                                                3.4         3.4        3.3

Direct salon contribution(1)                                                  17.7        18.2       17.9

Selling, general and administrative                                           10.2        10.7       11.3
Depreciation and amortization                                                  1.7         1.5        1.3
Nonrecurring items                                                                         0.3        1.6

Operating income                                                               8.3         8.5        6.6
Income before income taxes                                                     6.8         7.3        5.6
Net income                                                                     4.0         4.3        3.2

Operating income, excluding nonrecurring items                                 8.3         8.8        8.2
Net income, excluding nonrecurring items                                       4.0         4.6        4.4

(1)  Computed as a percent of company-owned revenues.
(2)  Computed as a percent of service revenues.
(3)  Computed as a percent of product revenues.

Regis Corporation



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                   [BAR GRAPH]

                                 REVENUE GROWTH
                              (Dollars in millions)

                           1999        2000       2001
                           ----        ----       ----
                           $992       $1,143     $1,312

Compounded Annual Growth Rate = 15.1%


SUMMARY

     Regis Corporation, based in Minneapolis, Minnesota, is the world's largest owner, operator, franchisor and acquirer of hair and retail product salons. The Regis worldwide operations include 6,681 hairstyling salons at June 30, 2001 operating in two reportable segments: domestic and international. Each of the Company's operating segments have generally similar products and services. The Company is organized to manage its operations based on geographical location. The Company's domestic segment includes 6,317 salons operating primarily under the trade names of Regis Salons, MasterCuts, Trade Secret, SmartStyle, Supercuts and Cost Cutters. The Company's international operations include 364 salons located in the United Kingdom. The Company has 41,000 employees worldwide.


RESULTS OF OPERATIONS

REVENUES

     Revenues in fiscal 2001 grew to a record $1.3 billion, an increase of $168.6 million, or 14.8 percent, over fiscal 2000. Approximately 56 percent of this increase is attributable to salon acquisitions, with the remaining increase primarily due to net salon openings and same-store sales increases. Mall and strip center based salon operations in the United States and Canada (domestic salons) accounted for $170.2 million of the increase in total revenues while franchise revenues increased $6.0 million. These increases were offset by a decrease of $7.6 million in revenue from the Company's International operations due to adverse effects of changes in the exchange rate. In local currencies, revenue from the Company's International operations increased L.1.1 million.

     Revenues by division for the years ended June 30, 2001, 2000 and 1999 are as follows:

(Dollars in thousands)                              2001            2000        1999
----------------------                              ----            ----        ----
Domestic:
  Regis                                          $  401,756     $  376,709    $356,473
  MasterCuts                                        155,703        142,865     123,454
  Trade Secret                                      179,070        164,254     136,874
  SmartStyle                                        125,851         88,313      63,480
  Strip Center Salons                               291,998        212,020     145,888
  Franchise Revenues                                 56,291         50,264      47,731
International                                       100,952        108,568     118,000
                                                 ----------     ----------    --------
                                                 $1,311,621     $1,142,993    $991,900

     During fiscal 2001, same-store sales from all domestic company-owned salons open more than 12 months increased 2.8 percent, compared to increases of 4.3 percent and 5.6 percent in fiscal 2000 and 1999, respectively. Same-store sales increases achieved during fiscal 2001, 2000 and 1999 were driven primarily by increased customer transactions and market based price increases in certain salon divisions. A total of 118 million customers were served system-wide in fiscal 2001 compared to 106 million and 99 million customers served in fiscal 2000 and 1999, respectively.

     System-wide sales, inclusive of non-consolidated sales generated from franchisee salons, grew to $1.9 billion, $1.7 billion and $1.5 billion in fiscal 2001, 2000 and 1999, representing increases of 13.7 percent and 12.1 percent, respectively. The increase in system-wide sales in fiscal 2001 and 2000 was the result of same-store sales increases from existing salons, net salon openings as well as salons added to the system through acquisitions. System-wide same-store sales increased 3.3 percent, 3.7 percent and 5.4 percent in fiscal 2001, 2000 and 1999, respectively.

Service Revenues. Service revenues increased to $893.5 million, $779.6 million and $679.7 million for 2001, 2000 and 1999. The growth in service revenues of
14.6 percent and 14.7 percent in fiscal 2001 and 2000, respectively, was driven by acquisitions, accelerated new salon construction and same-store sales growth.

Product Revenues. Product revenues increased to $361.9 million, $313.1 million and $264.5 million in fiscal 2001, 2000 and 1999. The growth in product revenue of 15.6 percent and 18.4 percent in fiscal 2001 and 2000, respectively, continues a trend of escalating product revenues due to strong product same-store sales growth, a reflection of continuous focus on product awareness, training and acceptance of national label merchandise and opening an additional 42 Trade Secret salons through new construction or acquisitions between the two periods. In fiscal 2001, product revenues as a percent of total company-owned revenues increased to 28.8 percent of revenues, compared to 28.7 percent and
28.0 percent of revenues in 2000 and 1999, respectively.

Franchise Revenues. Franchise revenues, including royalties and initial franchise fees from franchisees, and product and equipment sales made by the Company to franchisees, increased 12.0 percent in fiscal 2001 to

Regis Corporation



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


                                   [BAR GRAPH]

                                  GROSS MARGINS

                           1999        2000       2001
                           ----        ----       ----
                           43.8%       44.1%      44.2%


$56.3 million from $50.3 million in fiscal 2000. In fiscal 2000, franchise revenues increased 5.3 percent, or $2.6 million, compared to fiscal 1999. The increase in franchise revenues in 2001 is primarily the result of increased product sales generated by franchisee salons. The increase in franchise revenues in fiscal 2000 is primarily due to increased royalties on increased sales generated by franchisee salons which are not included in the Company's consolidated revenues.

COST OF REVENUE

     The aggregate cost of product and service revenues for company-owned salons in fiscal 2001 was $700.8 million, compared to $611.0 million and $531.0 million in fiscal 2000 and 1999, respectively. The resulting gross margin percentage for fiscal 2001 improved to 44.2 percent of company-owned revenues compared to 44.1 percent and 43.8 percent of company-owned revenues in fiscal 2000 and 1999.

     Service margins for fiscal 2001 decreased 30 basis points to 43.0 percent of company-owned revenues, compared to 43.3 percent and 42.9 percent in the two preceding fiscal years. The fiscal 2001 decline is primarily the result of deleveraging in the fixed cost payroll divisions due to lower same-store sales volumes. The improvement for fiscal 2000 was due to leveraging fixed payroll costs against strong service same-store sales increases and continued sales maturation.

     Product margins for fiscal 2001, as a percent of company-owned revenues, increased to 47.0 percent for fiscal 2001, compared to 46.1 percent in both fiscal 2000 and 1999. The fiscal 2001 improvement was primarily the result of a shift in the Company's mix of products sold. During fiscal 2001, the product mix consisted more heavily of products with a higher profit margin.

DIRECT SALON

     This expense category includes direct costs associated with salon operations such as advertising, promotion, insurance, telephone and utilities. Direct salon expenses were $112.7 million in fiscal 2001, compared to $92.8 million and $81.1 million in fiscal 2000 and 1999, and increased as a percent of company-owned revenue to 9.0 percent compared to 8.5 percent and 8.6 percent in fiscal 2000 and 1999, respectively. The fiscal 2001 costs increased as a percentage of sales primarily due to higher utility and freight costs, increased workers' compensation rates and lower same-store sales increases. The fiscal 2000 improvement in direct salon expenses as a percent of company-owned revenues is a result of the Company's increased ability to leverage these costs against strong same-store sales. In addition, in fiscal 2000 the Company had a slightly lower level of salon advertising expenditures.

RENT

Rent expense in fiscal 2001 was $176.9 million, compared to $152.7 million and $131.9 million in fiscal 2000 and 1999, respectively. Rent expense in fiscal 2001 increased slightly to 14.1 percent of company-owned revenues compared to
14.0 percent in both fiscal 2000 and 1999. The increase in fiscal 2001 as a percent of sales is primarily due to lower same-store sales increases over which to spread this relatively fixed cost. In fiscal 2000, cost grew at the same rate as sales due to higher common area and real estate costs.

DEPRECIATION--SALON LEVEL

     Depreciation expense at the salon level remained consistent in fiscal 2001 at 3.4 percent of revenues compared to fiscal 2000, which represented a ten basis point increase from 3.3 percent of revenues in fiscal 1999.

DIRECT SALON CONTRIBUTION

     For reasons previously discussed, direct salon contribution, representing company-owned salon revenues less associated operating expenses, improved in fiscal 2001 to $222.2 million, or 17.7 percent of company-owned revenues, compared to $199.4 million or 18.2 percent in fiscal 2000 and $168.8 million or
17.9 percent in fiscal 1999.

SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative (SG&A) expenses include field supervision (payroll, related taxes and travel) and home office administration costs (such as warehousing, salaries, occupancy costs and professional fees). SG&A expenses increased $12.1 million in fiscal 2001 to $133.8 million, compared to $121.8 million in fiscal 2000, but improved as a percent of total revenue to
10.2 percent in 2001 from 10.7 percent and 11.3 percent in fiscal 2000 and 1999, respectively. The 50 basis point improvement for fiscal 2001 is primarily due to fiscal 2000 results including costs incurred related to the introduction of the new Regis retail product line as well as costs related to the Company's transition of the Supercuts UK home office. The 60 basis point improvement for fiscal 2000 is primarily the result of eliminating redundant costs through the amalgamation of The Barbers and Heidi's mergers and the successful implementation of the UK restructuring plan.

Regis Corporation



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


                                   [BAR GRAPH]

                             OPERATING INCOME GROWTH
                              (Dollars in millions)

                        (Exclusive of nonrecurring items)

                           1999        2000       2001
                           ----        ----       ----
                           $81         $100       $109


DEPRECIATION AND AMORTIZATION--CORPORATE

     Depreciation and amortization--corporate was 1.7 percent of total revenues in 2001, compared to 1.5 percent and 1.3 percent of total revenues in fiscal 2000 and 1999, respectively. The 20 basis point increases are primarily related to increased amortization expense in fiscal 2001 and 2000 due to the increased level of goodwill associated with the Company's salon acquisition activity, as well as increases in corporate depreciation in fiscal 2001 related to self-developed software placed in service between periods.

NONRECURRING ITEMS

     See Note 11 to the Consolidated Financial Statements.

OPERATING INCOME

     Operating income in fiscal 2001 increased to $109.3 million, compared to $97.2 million in fiscal 2000. Fiscal 2000 operating income was impacted by merger and transaction costs associated with the Supercuts UK merger.

     Operating income was $97.2 million in 2000 compared to $65.3 million in fiscal 1999. Fiscal 1999 operating income was impacted by merger and transaction costs associated with the Heidi's and The Barbers mergers, a nonrecurring charge related to restructuring the Company's International operations and nonrecurring costs associated with the Company's year 2000 remediation program.

     Exclusive of fiscal 2000 and 1999 nonrecurring items, operating income in fiscal 2001 increased to $109.3 million, or 8.3 percent of revenues, compared to $100.2 million, or 8.8 percent of revenues, in fiscal 2000 and $81.5 million, or
8.2 percent of revenues, in fiscal 1999. The decrease in operating income as a percent of sales in 2001 was due to higher fixed payroll costs that were not offset by same-store sales growth as well as increased direct salon expenses due to higher utility and freight costs, increased workers' compensation rates and lower same-store sales increases. The annual increase in operating income as a percent of sales for fiscal 2000 was driven by improved gross margins, reduced SG&A due to merger integration and international restructuring, and the overall leveraging of fixed costs.

INTEREST

     Interest expense in fiscal 2001 was $21.5 million, compared to $15.8 million and $11.6 million in fiscal 2000 and 1999, representing 1.6 percent, 1.4 percent and 1.2 percent of total revenues, respectively. Interest expense as a percent of sales increased in fiscal 2001 and 2000 due to higher debt levels primarily resulting from the Company's acquisition program as well as slightly higher interest rates.

INCOME TAXES

     The Company's effective tax rate was 40.3 percent of pre-tax income in both fiscal 2001 and 2000, compared to 41.8 percent in fiscal 1999. The Company's effective tax rate was negatively impacted by nondeductible merger and transaction costs associated with the Company's mergers with Heidi's and The Barbers and the UK restructuring charge in fiscal 1999.

     Exclusive of fiscal 2000 and 1999 nonrecurring items, the Company's effective tax rate was 39.3 percent and 38.7 percent, respectively. The increase in the annual rate compared to fiscal 2000 (exclusive of nonrecurring items) is due to discrete Canadian acquisitions which occurred during the second and third quarters of fiscal 2001. In fiscal 1999, the Company's effective tax rate, exclusive of nonrecurring items, benefited from net operating losses utilized by Heidi's prior to the merger and an increase in international pre-tax income during the fourth quarter of fiscal 1999 which is taxed at a lower rate.

NET INCOME

     Net income in fiscal 2001 grew to $53.1 million, or $1.26 per diluted share, compared to net income of $49.7 million, or $1.19 per diluted share, in fiscal 2000, and $32.2 million, or $.78 per diluted share, in fiscal 1999. Net income exclusive of nonrecurring items was $52.4 million in fiscal 2000 and $43.8 million in fiscal 1999. Nonrecurring items in fiscal 2000 and 1999 reduced reported net income per diluted share by $.07 and $.27, respectively. The increase in earnings per diluted share primarily resulted from sales increases, improved gross margins and leveraging of fixed costs against revenue increases, as previously discussed.

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

Regis Corporation



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


                                   [BAR GRAPH]

                               OPERATING CASH FLOW
                              (Dollars in millions)

     (Net income before depreciation, amortization and nonrecurring items)

                           1999        2000       2001
                           ----        ----       ----
                           $93         $106       $118

Compounded Annual Growth Rate = 17.9%


                                   [BAR GRAPH]


                                     EBITDA
                             (Dollars in millions)

                (Exclusive of nonrecurring items in prior years)

                           1999        2000       2001
                           ----        ----       ----
                           $127        $156       $175

Compounded Annual Growth Rate=18.2%


RECENT ACCOUNTING PRONOUNCEMENTS

     Recent accounting pronouncements are discussed in Note 1 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     Customers pay for salon services and merchandise in cash at the time of sale, which reduces the Company's working capital requirements. Net cash provided by operating activities in fiscal 2001 rose to $110.3 million compared to $85.4 million and $76.4 million in fiscal 2000 and 1999, respectively. The increases in fiscal 2001 and 2000 are primarily due to improved operating performance.

CAPITAL EXPENDITURES AND ACQUISITIONS

     During fiscal 2001, the Company had worldwide capital expenditures of $92.3 million, of which $12.1 million related to acquisitions of 757 salons. The Company constructed 416 new corporate salons in fiscal 2001, including 43 new Regis Salons, 33 new MasterCuts salons, 39 new Trade Secret salons, 152 new SmartStyle salons, 114 new Strip Center Salons and 35 new International salons, and completed 140 major remodeling projects. All capital expenditures during fiscal 2001 were funded by the Company's operations and borrowings under its revolving credit facility.

     The Company anticipates its worldwide salon development program for fiscal 2002 will include approximately 410 new salons and 150 major remodeling and conversion projects. It is expected that expenditures for these new salons and other projects will be approximately $70 million in fiscal 2002, excluding capital expenditures associated with acquisitions.

FINANCING

     Financing activities are discussed in Note 4 to the Consolidated Financial Statements.

     Management believes that cash generated from operations and amounts available under its existing debt facilities will be sufficient to fund its anticipated capital expenditures and required debt repayments for the foreseeable future.

     The Company operates in international markets and translates the financial statements of its international subsidiaries to U.S. dollars for financial reporting purposes, and accordingly is subject to fluctuations in currency exchange rates.

DIVIDENDS

The Company paid dividends of $.12 per share during fiscal 2001 and 2000, and $.10 per share during fiscal 1999. On August 21, 2001, the Board of Directors of the Company declared a $.03 per share quarterly dividend payable September 19, 2001 to shareholders of record on September 4, 2001.

     In February 1999, the Board of Directors approved a three-for-two stock split of the Company's common stock in the form of a 50 percent stock dividend distributed on March 1, 1999 to shareholders of record on February 15, 1999. All share and per share amounts have been restated to reflect the stock split.

     In addition, Supercuts UK declared and paid dividends of $.4 million and $2.8 million during fiscal 2000 and 1999, respectively.

SHARE REPURCHASE PROGRAM

     In May 2000, the Company's Board of Directors approved a stock repurchase program under which up to $50 million can be expended for the repurchase of the Company's common stock. The timing and amounts of any repurchases will depend on many factors, including the market price of the common stock and overall market conditions. As of June 30, 2000, 115,000 shares have been repurchased for $1.4 million. No shares were repurchased during the fiscal year ended June 30, 2001. All repurchased shares are immediately retired. This repurchase program has no stated expiration date.

SAFE HARBOR PROVISIONS UNDER THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995

     This annual report on Form 10-K, as well as information included in, or incorporated by reference from, future filings by the Company with the Securities and Exchange Commission and information contained in written material, press releases and oral statements issued by or on behalf of the Company contains or may contain "forward-looking statements" within the meaning of the federal securities laws, including statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document reflect management's best judgment at the time they are made, but all such statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by the statements herein. Additional information concerning potential factors that could affect future financial results is included in the Company's Form S-3 Registration Statement filed with the Securities and Exchange Commission on March 15, 2001.

Regis Corporation



CONSOLIDATED BALANCE SHEET


                                                                              June 30,
                                                                       --------------------
(Dollars in thousands, except per share amounts)                       2001            2000
                                                                       ----            ----
ASSETS

Current assets:
  Cash                                                              $ 24,658        $ 14,888
  Receivables, net                                                    18,861          16,220
  Inventories                                                        110,247          91,823
  Deferred income taxes                                               10,087          10,160
  Other current assets                                                 8,794          10,713
                                                                    --------        --------
    Total current assets                                             172,647         143,804

Property and equipment, net                                          300,990         260,532
Goodwill                                                             246,144         208,724
Other assets                                                          16,724          15,295
                                                                    --------        --------
    Total assets                                                    $736,505        $628,355
                                                                    ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Long-term debt, current portion                                   $  5,438        $  9,983
  Accounts payable                                                    37,689          34,216
  Accrued expenses                                                    68,788          58,845
                                                                    --------        --------
    Total current liabilities                                        111,915         103,044
Long-term debt                                                       256,120         224,618
Other noncurrent liabilities                                          28,969          21,552

Commitments and contingencies (Note 6)

Shareholders' equity:
  Common stock, $.05 par value; issued and outstanding,
    41,726,787 and 40,702,707 common shares at June 30,
    2001 and 2000, respectively                                        2,087           2,035
  Additional paid-in capital                                         165,489         150,793
  Accumulated other comprehensive loss                                (4,815)         (2,274)
  Retained earnings                                                  176,740         128,587
                                                                    --------        --------
    Total shareholders' equity                                       339,501         279,141
                                                                    --------        --------
      Total liabilities and shareholders' equity                    $736,505        $628,355
                                                                    ========        ========


The accompanying notes are an integral part of the Consolidated Financial Statements.

Regis Corporation



CONSOLIDATED STATEMENT OF OPERATIONS



                                                                                 Years Ended June 30,
                                                                    ------------------------------------------
(Dollars and shares in thousands, except per share amounts)             2001            2000            1999
Revenues:
  Company-owned salons:
    Service                                                         $  893,472       $  779,604      $679,658
    Product                                                            361,858          313,125       264,511
                                                                    ----------       ----------      --------
                                                                     1,255,330        1,092,729       944,169

  Franchise revenues:
    Royalties and fees                                                  38,230           36,157        33,801
    Product sales                                                       18,061           14,107        13,930
                                                                    ----------       ----------      --------
                                                                        56,291           50,264        47,731
                                                                    ----------       ----------      --------
                                                                     1,311,621        1,142,993       991,900

Operating expenses:
  Company-owned salons:
    Cost of service                                                    508,981          442,198       388,339
    Cost of product                                                    191,796          168,787       142,643
    Direct salon                                                       112,667           92,841        81,107
    Rent                                                               176,947          152,685       131,943
    Depreciation                                                        42,720           36,832        31,368
                                                                    ----------       ----------      --------
                                                                     1,033,111          893,343       775,400
  Selling, general and administrative                                  133,825          121,756       112,392
  Depreciation and amortization                                         22,065           16,993        12,983
  Nonrecurring items                                                                      2,940        16,133
  Other                                                                 13,339           10,745         9,657
                                                                    ----------       ----------      --------
    Total operating expenses                                         1,202,340        1,045,777       926,565
                                                                    ----------       ----------      --------
    Operating income                                                   109,281           97,216        65,335

Other income (expense):
  Interest                                                             (21,487)         (15,839)      (11,588)
  Other, net                                                             1,085            1,857         1,567
                                                                    ----------       ----------      --------
    Income before income taxes                                          88,879           83,234        55,314
Income taxes                                                           (35,791)         (33,580)      (23,109)
                                                                    ----------       ----------      --------
    Net income                                                      $   53,088       $   49,654      $ 32,205
                                                                    ==========       ==========      ========
Net income per share:
  Basic                                                             $     1.29       $     1.22      $    .80
                                                                    ==========       ==========      ========
  Diluted                                                           $     1.26       $     1.19      $    .78
                                                                    ==========       ==========      ========
Weighted average common and potential common shares outstanding         42,031           41,602        41,518
                                                                    ==========       ==========      ========

The accompanying notes are an integral part of the Consolidated Financial Statements.

Regis Corporation



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME

                                                                                  Accumulated
                                               Common  Stock        Additional       Other
                                           ----------------------     Paid-In    Comprehensive   Retained              Comprehensive
(Dollars in thousands)                       Shares        Amount     Capital    Income (Loss)   Earnings      Total       Income
                                           ----------      ------   ----------   -------------   --------      -----   -------------
Balance, June 30, 1998                     26,674,329      $1,334    $138,620       $(1,707)     $ 59,020    $197,267
Net income                                                                                         32,205      32,205     $32,205
Foreign currency translation adjustments                                                612                       612         612
Reclassification adjustment for
  translation losses realized in net
  income                                                                                                                     (964)
Stock split effected in the form of a
  stock dividend                           13,334,156         667        (667)
Proceeds from exercise of stock options       309,929          15       3,794                                   3,809
Shares issued under company sponsored
  programs                                     17,941           1         235                                     236
Shares issued in connection with salon
  acquisitions                                 82,767           4       2,103                                   2,107
Tax benefit realized upon exercise of
  stock options                                                         1,389                                   1,389
Contribution of shareholder debt to
  capital                                                               3,030                                   3,030
Dividends                                                                                          (6,436)     (6,436)
                                           ----------      ------    --------      -------       --------    --------     -------
Balance, June 30, 1999                     40,419,122       2,021     148,504       (1,095)        84,789     234,219     $31,853
                                                                                                                          =======

Net income                                                                                         49,654      49,654     49,654
Foreign currency translation adjustments                                            (1,179)                    (1,179)    (1,179)
Pooling of interests adjustment                                                                      (665)       (665)
Stock repurchase plan                        (115,000)         (6)     (1,419)                                 (1,425)
Proceeds from exercise of stock options       329,000          16       1,478                                   1,494
Shares issued in connection with salon
  acquisitions                                 69,585           4       1,584                                   1,588
Tax benefit realized upon exercise of
  stock options                                                           646                                     646
Dividends                                                                                          (5,191)     (5,191)
                                           ----------      ------    --------      -------       --------    --------     -------
Balance, June 30, 2000                     40,702,707       2,035     150,793       (2,274)       128,587     279,141     $48,475
                                                                                                                          =======

Net income                                                                                         53,088      53,088      53,088
Foreign currency translation adjustments                                              (921)                      (921)       (921)
Transition adjustment relating to the
  adoption of FAS 133, net of taxes                                                   (160)                      (160)       (160)
Changes in fair market value of financial
  instruments designated as hedges of
  interest rate exposure, net of taxes                                              (1,460)                    (1,460)     (1,460)
Proceeds from exercise of stock options       298,362          16       1,971                                   1,987
Shares issued through franchise stock
  incentive program                            10,662                     149                                     149
Shares issued in connection with salon
  acquisitions                                715,056          36      11,860                                  11,896
Tax benefit realized upon exercise
  of stock options                                                        716                                     716
Dividends                                                                                          (4,935)     (4,935)
                                           ----------      ------    --------      -------       --------    --------     -------
BALANCE, JUNE 30, 2001                     41,726,787      $2,087    $165,489      $(4,815)      $176,740    $339,501     $50,547
                                           ==========      ======    ========      =======       ========    ========     =======


The accompanying notes are an integral part of the Consolidated Financial Statements.

Regis Corporation



CONSOLIDATED STATEMENT OF CASH FLOW


                                                                                              Years Ended June 30,
                                                                                   -----------------------------------------
(Dollars in thousands)                                                                2001            2000            1999
                                                                                   ---------       ---------       ---------
Cash flows from operating activities:
Net income                                                                         $  53,088       $  49,654       $  32,205
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Depreciation                                                                      49,821          42,483          36,129
    Amortization                                                                      15,097          11,634           8,296
    Deferred income taxes                                                              3,249          (1,003)         (1,065)
    Nonrecurring items                                                                                                 4,400
    Other                                                                                120            (381)          1,638

    Changes in operating assets and liabilities:
      Receivables                                                                     (5,010)            267          (3,308)
      Inventories                                                                    (16,724)        (20,350)         (9,988)
      Other current assets                                                             2,669           1,078          (4,041)
      Other assets                                                                    (3,295)         (3,432)         (2,191)
      Accounts payable                                                                 1,369           1,799          (2,914)
      Accrued expenses                                                                 7,766          (1,546)         12,680
      Other noncurrent liabilities                                                     2,159           5,181           4,538
                                                                                   ---------       ---------       ---------
    Net cash provided by operating activities                                        110,309          85,384          76,379
                                                                                   ---------       ---------       ---------
Cash flows from investing activities:
    Capital expenditures                                                             (80,224)        (80,932)        (67,249)
    Proceeds from sale of assets                                                         682             852           4,455
    Purchases of salon net assets, net of cash acquired                              (45,165)        (66,798)        (51,017)
                                                                                   ---------       ---------       ---------
      Net cash used in investing activities                                         (124,707)       (146,878)       (113,811)
                                                                                   ---------       ---------       ---------
Cash flows from financing activities:
    Borrowings on revolving credit facilities                                        321,200         413,786         237,668
    Payments on revolving credit facilities                                         (313,900)       (321,928)       (225,075)
    Proceeds from issuance of long-term debt                                          25,000           7,958          46,533
    Repurchase of common stock                                                                        (1,425)
    Repayment of long-term debt                                                       (5,942)        (33,842)        (19,100)
    Increase in negative book cash balances                                              695           5,054
    Dividends paid                                                                    (4,935)         (5,191)         (6,436)
    Proceeds from issuance of common stock                                             1,987           1,494           3,700
                                                                                   ---------       ---------       ---------
      Net cash provided by financing activities                                       24,105          65,906          37,290
                                                                                   ---------       ---------       ---------
Effect of exchange rate changes on cash                                                   63             123              26
                                                                                   ---------       ---------       ---------
Increase (decrease) in cash                                                            9,770           4,535            (116)
Cash:
    Beginning of year                                                                 14,888          10,353          10,469
                                                                                   ---------       ---------       ---------
    End of year                                                                    $  24,658       $  14,888       $  10,353
                                                                                   =========       =========       =========

The accompanying notes are an integral part of the Consolidated Financial Statements.

Regis Corporation



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS DESCRIPTION:

     Regis Corporation (the Company) owns, operates and franchises hairstyling and hair care salons throughout the United States, the United Kingdom, Canada and Puerto Rico. Substantially all of the hairstyling and hair care salons owned and operated by the Company in the United States are located in leased space in enclosed mall shopping centers, strip shopping centers, or Wal-Mart Supercenters. Franchised salons are primarily located in strip shopping centers throughout the United States. The salons in the United Kingdom are owned and operated in malls, leading department stores, mass merchants and high-street locations.

     At June 30, 2001, approximately six percent of the Company's outstanding common stock is owned by Curtis Squire, Inc. (CSI), which is a holding company controlled by the Chairman of the Board of Directors of the Company, and approximately five percent is owned by management and the Company's benefit plans.

CONSOLIDATION:

     The Consolidated Financial Statements include the accounts of the Company and all of its wholly-owned subsidiaries. In consolidation, all material intercompany accounts and transactions are eliminated.

USE OF ESTIMATES:

     The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

PROPERTY AND EQUIPMENT:

     Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed on the straight-line method over estimated useful asset lives (30 to 39 years for buildings and improvements and five to ten years for equipment, furniture, software and leasehold improvements).

     The Company capitalizes both internal and external costs of developing or obtaining computer software for internal use based on certain criteria.

     Expenditures for maintenance and repairs and minor renewals and betterments which do not improve or extend the life of the respective assets are expensed. All other expenditures for renewals and betterments are capitalized. The assets and related depreciation/amortization accounts are adjusted for property retirements and disposals with the resulting gain or loss included in operations. Fully depreciated/amortized assets remain in the accounts until retired from service.

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

ASSET IMPAIRMENT ASSESSMENTS:

     The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. An impairment is evaluated based on the sum of undiscounted estimated future cash flows expected to result from use of the assets compared to its carrying value. If an impairment is recognized, the carrying value of the impaired asset is reduced to its fair value, based on discounted estimated future cash flows.

FRANCHISE REVENUES AND EXPENSES:

     Franchise revenues include royalties, initial franchise fees from franchisees and sales of product to franchisees. Royalties are recognized as revenue in the month in which franchisee services are rendered or products are sold by franchisees. The Company recognizes revenue from initial franchise fees at the time franchisee salons are opened. Product sales by the Company to franchisees are recorded at the time product is shipped to franchise locations. Franchise expenses include all direct expenses such as the cost of product sold to franchisees, salaries, marketing costs and an allocation of general corporate overhead and occupancy expenses. Cost of product sold to franchisees is included in other operating expenses in the Consolidated Statement of Operations. All other expenses described above associated with franchise operations are included in selling, general and administrative expenses in the Consolidated Statement of Operations.

Regis Corporation



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


ADVERTISING:

Advertising costs are expensed as incurred.

INCOME TAXES:

     Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using currently enacted tax rates in effect for the years in which the differences are expected to reverse. Income tax expense is the current tax payable for the period and the change during the period in deferred tax assets and liabilities.

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

COMPREHENSIVE INCOME:

     Components of comprehensive income for the Company include net income, the transition adjustment for the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, changes in fair market value of financial instruments designated as hedges of interest rate exposure and foreign currency translation charged or credited to the cumulative translation account within shareholders' equity. These amounts are presented in the Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income.

RECENT ACCOUNTING PRONOUNCEMENTS:

     In July 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets," which are effective for fiscal years beginning after December 15, 2001, with early adoption permitted. These statements, in summary, eliminate the use of the pooling method of accounting for business combinations occurring in the future, and discontinue the amortization of acquired goodwill, subject to periodic impairment testing. Based on the Company's preliminary analysis of the accounting rule changes for business combinations and goodwill, including its early adoption provisions, implementation will occur in the first quarter of fiscal 2002 ending September 30, 2001 and have a potential annual impact of $0.20 per diluted share, as a result of discontinuance of amortization charges of acquired goodwill. The Company does not, based on its preliminary analysis, anticipate impairment issues or charges in connection with the implementation, or in the foreseeable future, based on the current performance of its reporting units.

2. OTHER FINANCIAL STATEMENT DATA:

     The following provides additional information concerning selected balance sheet accounts as of June 30, 2001 and 2000:

(Dollars in thousands)                                            2001            2000
                                                               ---------        ---------
Property and equipment:
  Land                                                         $   3,817        $   3,691
  Buildings and improvements                                      29,449           23,474
  Equipment, furniture and leasehold improvements                433,374          374,128
  Internal use software                                           39,635           31,481
  Equipment, furniture and leasehold improvements
    under capital leases                                          15,113           14,850
                                                               ---------        ---------
                                                                 521,388          447,624
  Less accumulated depreciation and amortization                (211,722)        (179,788)
  Less amortization of equipment, furniture and
    leasehold improvements under capital leases                   (8,676)          (7,304)
                                                               ---------        ---------
                                                               $ 300,990        $ 260,532
                                                               =========        =========
Goodwill                                                       $ 307,736        $ 256,201
Less accumulated amortization                                    (61,592)         (47,477)
                                                               ---------        ---------
                                                               $ 246,144        $ 208,724
                                                               =========        =========
Accounts payable*                                              $  37,689        $  34,216
                                                               =========        =========

Accrued expenses:
  Payroll and payroll related costs*                           $  34,344        $  30,928
  Insurance                                                       15,021           10,398
  Transaction and restructuring                                    1,056            3,677
  Other                                                           18,367           13,842
                                                               ---------        ---------
                                                               $  68,788        $  58,845
                                                               =========        =========

*Accounts payable and accrued expenses include $5,762 and $5,067 of book overdrafts in fiscal 2001 and 2000, respectively.

Regis Corporation

     The following provides additional information concerning the Company's transaction and restructuring liabilities related to its fiscal 2000 merger with Supercuts UK, its fiscal 1999 mergers and its restructuring liability related to its fiscal 1999 restructuring plan for its international operations.

                                 Restructuring--International                      Restructuring--Mergers
                        ----------------------------------------------   ----------------------------------------
                                           Salon                                         Salon                    Transaction
                                       Closures and                                  Closures and                  Charges--
(Dollars in thousands)  Severance      Dispositions   Other   Subtotal   Severance   Dispositions  Other  Subtotal  Mergers  Total
                        ---------     -------------   -----   --------   ---------   ------------- -----  --------  -------  -----
June 30, 1999            $ 562           $1,187       $ 351    $2,100     $ 2,883        $115      $ 746  $ 3,744    $ 137 $ 5,981

Additions                                                                   2,482                    116    2,598      547   3,145
Cash utilization          (532)            (542)       (265)   (1,339)     (1,874)        (92)      (655)  (2,621)    (611) (4,571)
Non-cash utilization       (30)             (62)        (19)     (111)       (173)                    (8)    (181)     (38)   (330)
Change in estimate                                                           (494)                   (54)    (548)            (548)
                         -----           ------       -----    ------     -------        ----      -----  -------    ----- -------
June 30, 2000                               583          67       650       2,824          23        145    2,992       35   3,677

Additions

Cash utilization                           (534)         (5)     (539)     (1,616)        (27)       (48)  (1,691)     (47) (2,277)
Non-cash utilization                        (19)        (62)      (81)       (209)         31        (97)    (275)      12    (344)
                         -----           ------       -----    ------     -------        ----      -----  -------    ----- -------
June 30, 2001                            $   30                $   30     $   999        $ 27             $ 1,026          $ 1,056
                         =====           ======       =====    ======     =======        ====      =====  =======    ===== =======

     During fiscal year 2001 and 2000, the non-cash utilization above relates to the effect of the changes in the foreign currency exchange rates.

     The following table sets forth a reconciliation of shares used in the computation of basic and diluted earnings per share:

                                                           2001            2000            1999
                                                        ----------      ----------      ----------
Weighted average shares for basic earnings per share    41,220,925      40,611,928      40,204,712
Effect of dilutive securities:
  Dilutive effect of stock options                         638,153         880,056       1,299,287
  Contingent shares issuable under contingent
    stock agreements                                       171,895         110,298          13,599
                                                        ----------      ----------      ----------
Weighted average shares for diluted earnings per share  42,030,973      41,602,282      41,517,598
                                                        ==========      ==========      ==========

     Stock options of 2,819,000 and 1,070,000 were excluded from the shares used in the computation of diluted earnings per share for fiscal year 2001 and 2000, respectively, since they were anti-dilutive. All stock options for fiscal 1999 were included in the dilutive earnings per share computation.

     The following provides additional information concerning selected Consolidated Statement of Operations accounts for the fiscal years ended June 30, 2001, 2000 and 1999:

     o Advertising costs expensed were $29.5 million, $24.9 million and $21.1 million in fiscal 2001, 2000 and 1999, respectively.

     o Amortization expense related to capitalized computer software was $4.8 million, $3.3 million and $2.3 million in fiscal 2001, 2000 and 1999, respectively.

     The following provides supplemental disclosures of cash flow activity:

(Dollars in thousands)                                     2001            2000            1999
                                                         -------         -------         --------
Cash paid during the year for:
  Interest                                               $20,534         $14,997         $11,269
  Income taxes                                            37,447          36,866          24,352

     Significant non-cash investing and financing activities include the following:

     o In fiscal 2001, 2000 and 1999, the Company financed capital expenditures totaling $0.1 million, $2.3 million and $3.5 million, respectively, through capital leases.

     o In fiscal 2001, 2000 and 1999, in connection with various acquisitions, the Company entered into seller-financed payables and non-compete agreements as well as issuing 715,056, 69,585 and 82,767 shares, respectively, of the Company's common stock (Note 3).

     o In fiscal 1999, in connection with the Company's merger with Heidi's, a shareholder contributed a $3.0 million note to equity (Note 3).

Regis Corporation



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


3. MERGERS AND ACQUISITIONS:

SUPERCUTS (HOLDINGS) LIMITED MERGER:

     Effective October 31, 1999, the Company consummated a merger with Supercuts UK. Supercuts UK is a United Kingdom based company operating 68 hairstyling salons under the Supercuts brand name. Under the terms of the merger agreement, the shareholders of Supercuts UK, a privately held company, received approximately 1.8 million shares of Regis Corporation common stock. The transaction has been accounted for as a pooling-of-interests. Prior period financial statements have been restated to reflect this merger as if the merged companies had always been combined. As a result of the merger, the Company recorded a pre-tax merger and transaction charge of $3.1 million in the second quarter of fiscal 2000 comprised of $2.6 million of severance and other costs, and $.5 million of professional fees. Revenue and net income for Supercuts UK prior to the merger were $4.5 million and $.5 million, respectively, for the three months ended September 30, 1999 and $17.0 million and $1.9 million, respectively, for the year ended June 30, 1999.

THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, Inc. Merger:

     Effective May 20, 1999, the Company consummated a merger with The Barbers, Hairstyling for Men & Women, Inc. (The Barbers) in a stock-for-stock transaction, resulting in the issuance of approximately 2.0 million shares of the Company's common stock. The Barbers was a national operator and franchisor of 979 affordable hair care salons. The Barbers transaction was accounted for as a pooling-of-interests. The Financial Statements prior to this merger were restated to reflect this merger as if the merged companies had always been combined. As a result of the merger, the Company recorded a nonrecurring charge of $4.8 million during the quarter ended June 30, 1999 comprised of $3.4 million of severance and other costs, and $1.4 million of professional fees. Revenue and net income for The Barbers prior to the merger were $21.0 million and $1.5 million, respectively, for the nine months ended March 31, 1999.

HEIDI'S, INC. MERGER:

     Effective March 15, 1999, the Company consummated a merger with Heidi's, Inc. (Heidi's), a company based in Detroit, Michigan, which operated 24 salons in shopping malls. Under the terms of the merger agreement, the shareholders of Heidi's, a privately held company, received approximately .5 million shares of Regis Corporation common stock. The transaction was accounted for as a pooling-of-interests. The Financial Statements prior to this merger were restated to reflect this merger as if the merged companies had always been combined. As a result of the merger, the Company recorded a nonrecurring charge of $1.2 million during the quarter ended March 31, 1999 comprised of $.5 million of severance and other costs, and $.7 million of professional fees. In addition, during the fourth quarter of 1999, the Company recorded a $.4 million charge related to impaired salon assets. Revenue and net income for Heidi's prior to the merger were $13.4 million and $.4 million, respectively, for the six months ended December 31, 1998.

OTHER ACQUISITIONS:

     During fiscal 2001, 2000 and 1999, the Company made numerous acquisitions in addition to its mergers with Supercuts UK, The Barbers and Heidi's. These acquisitions have been recorded using the purchase method of accounting. Accordingly, the purchase prices have been allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The acquisitions recorded using the purchase method of accounting, individually and in the aggregate, are not material to the Company's operations.

     Costs in excess of net tangible and identifiable intangible assets acquired and components of the aggregate purchase prices of the acquisitions were as follows:


(Dollars in thousands)                                     2001            2000            1999
                                                         -------         -------         --------
Costs in excess of net tangible and identifiable
  intangible assets acquired                             $52,767         $66,035         $45,147
                                                         =======         =======         =======
Components of aggregate purchase price:
  Cash                                                   $45,165         $66,798         $51,017
  Stock                                                   11,896           1,588           2,107
                                                         -------         -------         -------
Current and noncurrent payables assumed                    7,383           5,225           2,830
                                                         -------         -------         -------
                                                         $64,444         $73,611         $55,954
                                                         =======         =======         =======











4. FINANCING ARRANGEMENTS:

     The Company's long-term debt as of June 30, 2001 and 2000 consists of the following:

                                        Interest      Maturity
(Dollars in thousands)                   Rate %        Dates           2001           2000
                                        ----------   ---------       --------       --------
Senior term notes                       6.55-8.39    2002-2010       $113,163       $ 90,844
Revolving credit facilities             5.42-8.33         2003        140,500        133,200
Equipment and leasehold notes payable   7.57-11.56   2003-2006          6,391          7,762
Other notes payable                     5.00-10.00   2002-2009          1,504          2,795
                                                                     --------       --------
                                                                      261,558        234,601
Less current portion                                                   (5,438)        (9,983)
                                                                     --------       --------
Long-term portion                                                    $256,120       $224,618
                                                                     ========       ========

Regis Corporation



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


     In October 2000, the Company borrowed $25 million under an 8.39 percent senior term note due October 2010 to finance acquisitions by the Company. The note contains certain debt covenant restrictions which are similar to the Company's existing debt covenants.

     In September 2000, the Company amended its senior revolving credit agreement to increase the amount available from $180 million to $250 million, extending the expiration date to August 2003, and modifying certain debt covenant restrictions. The facility bears interest at the prime rate or LIBOR plus 50 to 100 basis points based on the Company's debt-to-capitalization ratio and allows for multi-currency borrowings. The prime rate at June 30, 2001 and 2000 was 6.75 percent and 9.50 percent, respectively. The revolving credit facility requires a quarterly commitment fee of 15 to 25 basis points on the unused portion of the facility. The commitment fee is also based on the Company's debt-to-capitalization ratio at the end of each fiscal quarter. The facility is used to finance the general working capital requirements of the Company as well as the capital requirements for new salon and acquisition growth.

     In June 2000, the Company extended the term of a $4.0 million note payment originally due July 1, 2000. The $4.0 million is the final payment due under a $10.0 million senior term note entered into in October 1996. The maturity on the term note has been extended to September 2003.

     In August 1999, through the use of proceeds from its revolving credit facility, the Company retired a $15.0 million term note due June 2003 and retired its $45.0 million and $20.0 million revolving credit facilities due October 2001 and August 1999, respectively.

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

     The equipment and leasehold notes payable are primarily comprised of capital lease obligations totaling $5.9 million and $7.1 million at June 30, 2001 and 2000, respectively. These capital lease obligations are payable in monthly installments through 2005.

     All of the Company's debt instruments are unsecured, except for its capital lease obligations which are collateralized by the assets purchased under the agreement.

     The debt agreements contain covenants, including limitations on incurrence of debt, granting of liens, investments, merger or consolidation, and transactions with affiliates. In addition, the Company must maintain specified fixed charge coverage, leverage and debt-to-capitalization ratios.

     The fair values of the Company's debt instruments, based upon discounted cash flow analyses using the Company's current incremental borrowing rate, approximate their carrying values at June 30, 2001.

     Aggregate maturities of long-term debt at June 30, 2001 are as follows:

Fiscal Year                                       (Dollars in thousands)
-----------                                       ----------------------
2002                                                    $  5,438
2003                                                       6,120
2004                                                     160,094
2005                                                      15,728
2006                                                      12,545
Thereafter                                                61,633
                                                        --------
                                                        $261,558
                                                        ========

5. DERIVATIVE INSTRUMENTS:

     Effective July 1, 2000, Regis adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted (FAS 133). FAS 133 requires that all derivative instruments, such as interest rate swap contracts, be recognized in the financial statements and measured at their fair market value. Changes in the fair market value of derivative instruments are recognized each period in current earnings or shareholders' equity (as a component of other comprehensive income or loss), depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The adoption of FAS 133 did not have a material impact on the Company's primary financial statements, but did result in the recording of an unrealized loss of approximately $160,000, net of tax, in other comprehensive income or loss.

     In the normal course of business, the Company is exposed to changes in interest rates. The Company has established policies and procedures that govern the management of these exposures through the use of financial instruments. By policy, the Company does not enter into such contracts for the purpose of speculation.

     The Company's objective in managing its exposure to interest rates is to decrease the volatility that changes in interest rates might have on earnings and cash flows. To achieve this objective, the Company uses interest rate swaps, as determined by management, to adjust a portion of total debt that is subject to variable interest rates. The Company designates these instruments as cash

Regis Corporation



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


flow hedges. Under an interest rate swap contract, the Company agrees to pay fixed rates of interest and receive variable rates of interest based upon a notional amount of indebtedness. These contracts are considered to be a hedge against changes in the amount of future cash flows associated with the Company's interest payments related to its variable-rate debt obligations. Accordingly, the interest rate swap contracts are reflected at fair value in the Company's Consolidated Balance Sheet and the related gains or losses on these contracts are deferred in shareholders' equity as a component of comprehensive income. However, to the extent that any of these contracts are not effective in offsetting the change in interest cash flows being hedged, their ineffective portion is immediately recognized in earnings.

     The net effect of this accounting on the Company's operating results is that interest expense on the portion of variable-rate debt being hedged is recorded based on the fixed interest rate stated within the swap agreement. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract. Any gains or losses upon the early termination of the interest rate swap contracts are deferred in other comprehensive income and recognized in income over the remaining life of the contract.

     At June 30, 2001, Regis had interest rate swap contracts to pay fixed rates of interest (ranging from 7.07 percent to 7.20 percent) and receive variable rates of interest based on the three-month LIBOR rate (ranging from 3.93 percent to 6.80 percent during fiscal 2001) on $25 million and $30 million notional amount of indebtedness through April 2003 and June 2003, respectively. During the current year no hedge ineffectiveness occurred. Total net loss recorded in other comprehensive income was $1.6 million at June 30, 2001.

6. COMMITMENTS AND CONTINGENCIES:

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

     Total rent expense, net of sublease rental obligations which are passed through to the franchisees, includes the following:

(Dollars in thousands)                               2001           2000           1999
                                                   --------       --------       --------
Minimum rent                                       $124,261       $105,876       $ 82,578
Percentage rent based on sales                       14,270         14,996         22,513
Real estate taxes and other expenses                 38,416         31,813         26,852
                                                   --------       --------       --------
                                                   $176,947       $152,685       $131,943
                                                   ========       ========       ========

FUTURE MINIMUM LEASE PAYMENTS:

     As of June 30, 2001, future minimum lease payments (excluding percentage rents based on sales) due under existing non-cancellable operating leases with remaining terms of greater than one year are as follows:

                                                                    Corporate        Reimbursable
Fiscal Year (Dollars in thousands)                              Leases Franchisee       Leases
                                                                -----------------    ------------

2002                                                                 $127,338          $ 29,511
2003                                                                  112,524            25,313
2004                                                                   93,835            20,602
2005                                                                   73,060            14,192
2006                                                                   53,772             7,182
Thereafter                                                            113,304             6,343
                                                                     --------          --------
Total minimum lease payments                                         $573,833          $103,143
                                                                     ========          ========

     The Company entered into a five year operating lease agreement in June 2000 related to its distribution center and various equipment in Salt Lake City, Utah. The future minimum lease payments, which are included in the table above, are estimated to be $3.2 million based on the cost of the distribution center and the related equipment. Under the agreement, the Company is obligated to pay the difference between the maximum amount of the residual value guarantee and the fair market value at the termination of the agreement. The Company expects the fair market value of the distribution center and related equipment, subject to the purchase or remarket options, to substantially reduce or eliminate the Company's potential liability under the residual value guarantee. Thus, the impact of the guarantee is not included in the table of future minimum lease payments.

Regis Corporation



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


SALON DEVELOPMENT PROGRAM:

     As a part of its salon development program, the Company continues to negotiate and enter into leases and commitments for the acquisition of equipment and leasehold improvements related to future salon locations, and continues to enter into transactions to acquire established hair care salons and businesses.

CONTINGENCIES:

     The Company is a defendant in various lawsuits and claims arising out of the normal course of business. In the opinion of company counsel, uncertainty exists with respect to the outcome of this litigation; therefore, the effect on future financial results is not subject to reasonable estimation. While ultimate liabilities resulting from such lawsuits and claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the consolidated financial position or liquidity of the Company.

7. INCOME TAXES:

     The provision for income taxes consists of:


(Dollars in thousands)                     2001      2000     1999
                                         -------   -------   -------
Current:
  Federal                                $26,845   $27,003   $20,661
  State                                    4,427     5,173     3,190
  International                            2,228     2,407       323

Deferred:
  United States                            2,291      (885)     (393)
  International                                       (118)     (672)
                                         -------   -------   -------
                                         $35,791   $33,580   $23,109
                                         =======   =======   =======


     The components of the net deferred tax asset are as follows:


(Dollars in thousands)                                   2001            2000
                                                       -------         -------
Net current deferred tax asset:
  Insurance                                            $ 4,638         $ 3,641
  Payroll and payroll related costs                      2,538           3,478
  Nonrecurring items                                       788           1,726
  Other, net                                             2,123           1,315
                                                       -------         -------
                                                       $10,087         $10,160
                                                       =======         =======
Net noncurrent deferred tax (liability) asset:
  Depreciation and amortization                        $(8,996)        $(5,608)
  Deferred rent                                          2,986           2,555
  Payroll and payroll related costs                      4,398           3,690
  Other, net                                              (359)           (390)
                                                       -------         -------
                                                       $(1,971)        $   247
                                                       =======         =======


     The components of income (loss) before income taxes are as follows:


(Dollars in thousands)                     2001      2000     1999
                                         -------   -------   -------
Income (loss) before income taxes:
  United States                          $83,484   $79,041   $58,567
  International                            5,395     4,193    (3,253)
                                         -------   -------   -------
                                         $88,879   $83,234   $55,314
                                         =======   =======   =======







     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory rate to earnings before income taxes, as a result of the following:

(Dollars in thousands)                     2001      2000     1999
                                         -------   -------   -------
U.S. statutory rate                       35.0%     35.0%     35.0%
State income taxes, net of federal
  income tax benefit                       3.3       3.4       3.4
Nondeductible merger and
  transaction costs                                  0.8       2.5
Other, primarily meals and
  entertainment, and nondeductible
  goodwill                                 2.0       1.1       0.9
                                         -------   -------   -------
                                          40.3%     40.3%     41.8%
                                         =======   =======   =======

Regis Corporation



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


8. BENEFIT PLANS:

EMPLOYEE STOCK OWNERSHIP PLAN:

     The Company has a qualified employee stock ownership plan (ESOP) covering substantially all field supervisors, warehouse and corporate office employees. The ESOP is a noncontributory defined contribution plan and contributions to the ESOP are at the discretion of the Company. Such contributions are invested in common stock of the Company.

EXECUTIVE STOCK AWARD PLAN:

     The Company has a nonqualified executive stock award plan (ESAP) covering those employees not eligible to participate under the qualified ESOP. Contributions to the ESAP are at the discretion of the Company.

STOCK PURCHASE PLAN:

     The Company has an employee stock purchase plan (SPP) available to substantially all employees. Under terms of the plan, eligible employees may purchase the Company's common stock through payroll deductions. The Company contributes an amount equal to 15 percent of the purchase price of the stock to be purchased on the open market and pays all expenses of the SPP and its administration, not to exceed an aggregate contribution of $4.0 million. At June 30, 2001, cumulative contributions to the SPP totaled $2.5 million.

FRANCHISE STOCK PURCHASE PLAN:

     The Company has a franchise stock purchase plan (FSPP) available to substantially all franchisee employees. Under the terms of the plan, eligible franchisees and their employees may purchase the Company's common stock. The Company contributes an amount equal to five percent of the purchase price of the stock to be purchased on the open market and pays all expenses of the plan and its administration, not to exceed an aggregate contribution of $.7 million. At June 30, 2001, cumulative contributions to the FSPP totaled $43,000.

     Company contributions to the aforementioned plans, excluding amounts paid for expenses and administration of the plans, for the three years in the period ended June 30, 2001, which are charged to earnings in the period contributed, included the following:

(Dollars in thousands)                     2001      2000     1999
                                         -------   -------   -------
ESOP                                     $1,900    $1,358    $1,303
ESAP                                        600       242       248
SPP                                         455       459       341
FSPP                                          6         7

REGIS 401(k) PLAN:

     Effective July 1999, the Company established a qualified 401(k) defined contribution plan covering substantially all field supervisors, warehouse and corporate office employees. Currently, the Company does not contribute to the 401(k) plan.

STOCK OPTIONS:

     On October 24, 2000, the shareholders of Regis Corporation adopted the Regis Corporation 2000 Stock Option Plan (2000 Plan), which allows the Company to grant both incentive and nonqualified stock options and replaces the Company's 1991 Stock Option Plan (1991 Plan).

     A total of 3,500,000 shares of common stock may be granted under the 2000 Plan to employees of the Company for a term not to exceed ten years from the date of grant. The term may not exceed five years for incentive stock options granted to employees of the Company possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any subsidiary of the Company. Options may also be granted to the Company's outside directors for a term not to exceed ten years from the grant date.

     The 2000 Plan contains restrictions on transferability, time of exercise, exercise price and on disposition of any shares acquired through exercise of the options. Stock options are granted at not less than fair market value on the date of grant. The Board of Directors determines the 2000 Plan participants and establishes the terms and conditions of each option.

     The Company also has stock options granted under the 1991 Plan. The terms and conditions of the 1991 Plan are similar to the 2000 Plan. A total of 5,200,000 shares of common stock were available for grant under the 1991 Plan and, as of June 30, 2001, all available shares have been granted.

     In fiscal 2001, in addition to the regular options granted, the Board of Directors approved a special grant of 2,263,000 options for shares of common stock from the 2000 Plan. These options begin vesting in year three at a rate of one-third per year for three years and expire ten years from the date of grant.

     In addition to the regular options granted during fiscal 2000, a special grant of 1,700,000 shares of common stock was approved by the Board of Directors. These options are fully vested five years from the date of grant and expire after ten years.

     In May 1999, in connection with The Barbers merger (Note 3) and effective termination of The Barbers stock option plans, outstanding stock options and warrants of The Barbers were converted to options to purchase approximately 370,000 shares of Regis common stock on the basis of the exchange ratio established to effect the merger.

     Common shares available for grant under the 2000 Plan as of June 30, 2001 were 952,750. Common shares available for grant under the 1991 Plan as of June 30, 2000 and 1999 were 58,695 and 611,095, respectively.

Regis Corporation



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


     Stock options outstanding and weighted average exercise prices are as follows:

                                                     Options Outstanding
                                                    ----------------------
                                                                  Weighted
                                                                   Average
                                                                  Exercise
                                                     Shares         Price
                                                    ---------     --------
Balance, June 30, 1998                              2,814,272       $ 9.97

Granted                                                28,500        19.53
Cancelled                                             (37,275)       14.30
Exercised                                            (309,929)       11.29
                                                    ---------       ------
Balance, June 30, 1999                              2,495,568       $ 9.88

Granted                                             2,492,750        17.25
Cancelled                                             (57,821)       16.87
Exercised                                            (329,000)        4.61
                                                    ---------       ------
Balance, June 30, 2000                              4,601,497       $14.15

Granted                                             2,583,250        15.56
Cancelled                                             (64,666)       15.54
Exercised                                            (298,362)        6.68
                                                    ---------       ------
Balance, June 30, 2001                              6,821,719       $14.97
                                                    =========       ======

     At June 30, 2001, the weighted average exercise prices and remaining contractual lives of stock options are as follows:

Range of exercise prices                             $2.56-$15.00        $15.13     $15.50-$16.50    $17.00-$22.92       Total
------------------------                             ------------        ------     -------------    -------------       -----
Total options outstanding                              1,323,313       2,263,000       1,898,450       1,336,956       6,821,719
Weighted average exercise price                            $8.54          $15.13          $16.40          $19.02          $14.97
Weighted average remaining contractual life
  in years                                                  4.31            9.03            8.33            7.88            7.69
Options exercisable                                    1,022,910              --         156,750         435,879       1,615,539
Weighted average price of exercisable options              $7.79              --          $15.50          $18.36          $11.39

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

(Dollars in thousands, except per share amounts)         2001           2000            1999
                                                       -------         -------         -------
Net income:
  As reported                                          $53,088         $49,654         $32,205
  Pro forma                                            $49,178         $47,371         $31,072
Net income per diluted share:
  As reported                                          $  1.26         $  1.19         $   .78
  Pro forma                                            $  1.17         $  1.14         $   .75

     The pro forma information above includes stock options granted from 1996 through 2001. Compensation expense under the fair-value-based method of accounting will increase over the next few years as additional stock option grants are considered.

     The weighted average fair value per option granted during 2001, 2000 and 1999 was $8.43, $7.86 and $12.23, respectively, calculated by using the fair value of each option grant on the date of grant. The fair value of options was calculated utilizing the Black-Scholes option-pricing model and the following key weighted average assumptions:

                                                         2001           2000            1999
                                                       -------         -------         -------

Risk-free interest rate                                  5.80%           6.33%           5.60%
Expected life in years                                   6.55            6.00            6.00
Expected volatility                                     41.08%          39.34%          37.35%
Expected dividend yield                                   .83%            .64%            .42%

OTHER:

     The Company has established unfunded deferred compensation plans which cover certain management and executive personnel. The Company maintains life insurance policies on the plans' participants. The amounts charged to earnings for these plans were $1.0 million, $.9 million and $1.9 million in 2001, 2000 and 1999, respectively.

     The Company has a survivor benefit plan for the Chairman of the Board of Director's (the Chairman) spouse, payable upon his death, at a rate of $300,000 annually, adjusted for inflation, for the remaining life of his spouse. The Company has funded its future obligations under this plan through company-owned life insurance policies on the Chairman.

Regis Corporation

     The Company has entered into an agreement with the Chairman providing that the Chairman will continue to render services to the Company until at least May 2007, and for such further period as may be agreed upon mutually. The Company has agreed to pay the Chairman an annual amount of $.6 million, adjusted for inflation, for the remainder of his life. The Chairman has agreed that during the period in which payments to him are made, as provided in the agreement, he will not engage in any business competitive with the business conducted by the Company. The Company has also agreed to pay the Chief Executive Officer an amount equal to 60 percent of his salary, adjusted for inflation, for the remainder of his life. Compensation associated with these agreements are charged to expense as services are provided.

     The Company has a survivor benefit plan for the Chief Executive Officer's spouse, payable upon his death, at a rate of one half of his deferred compensation benefit, adjusted for inflation, for the remaining life of his spouse. The Company has funded its future obligations under this plan through company-owned life insurance policies on the Chief Executive Officer.

9. SHAREHOLDERS' EQUITY:

     In addition to the shareholders' equity activity described in Note 8, the following activity has taken place:

STOCK SPLIT:

     In February 1999, the Board of Directors approved a three-for-two stock split of its common stock in the form of a 50 percent stock dividend distributed on March 1, 1999 to shareholders of record on February 15, 1999. All share and per share amounts reflect the stock split.

AUTHORIZED SHARES AND DESIGNATION OF PREFERRED CLASS:

     The Company has 100 million shares of capital stock authorized, par value $.05, of which all outstanding shares, and shares available under the Stock Option Plans, have been designated as common.

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

STOCK REPURCHASE PLAN:

     In May 2000, the Company's Board of Directors approved a stock repurchase program under which up to $50 million can be expended for the repurchase of the Company's common stock. The timing and amounts of any repurchases will depend on many factors, including the market price of the common stock and overall market conditions. As of June 30, 2000, 115,000 shares have been repurchased for $1.4 million. No shares were repurchased during the fiscal year ended June 30, 2001. All repurchased shares are immediately retired. This repurchase program has no stated expiration date.

10. SEGMENT INFORMATION:

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

     Each of the Company's operating segments have generally similar products and services. The Company is organized to manage its operations based on geographical location. The Company's operating segments have been aggregated into two reportable segments: domestic salons and international salons. The Company operates or franchises 6,317 domestic salons located within high-profile regional malls and strip shopping centers under several different concepts including Regis Salons, MasterCuts, Trade Secret, SmartStyle, Supercuts and Cost Cutters brand names. The Company's International segment includes 364 salons operating in malls, leading department stores, mass merchants and high-street locations.

     The accounting policies of the reportable segments are the same as those described in Note 1 to the Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on direct salon contribution, before supervision and corporate overhead expenses. Intersegment sales and transfers are not significant.

Regis Corporation



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


     Summarized financial information concerning the Company's reportable segments is shown in the following table as of June 30, 2001, 2000 and 1999:

(Dollars in thousands)               2001            2000            1999
                                 ----------      ----------       ----------
Company-owned revenues:
  Domestic                       $1,154,378      $  984,161       $  826,169
  International                     100,952         108,568          118,000
                                 ----------      ----------       ----------
    Total                        $1,255,330      $1,092,729       $  944,169
                                 ==========      ==========       ==========

Salon contribution:
  Domestic                       $  209,117      $  182,698       $  151,643
  International                      13,102          16,688           17,126
                                 ----------      ----------       ----------
    Total                        $  222,219      $  199,386       $  168,769
                                 ==========      ==========       ==========

Depreciation and amortization:
  Domestic                       $   39,947      $   33,735       $   27,696
  International                       2,773           3,097            3,672
  Corporate                          22,065          16,993           12,983
                                 ----------      ----------       ----------
    Total                        $   64,785      $   53,825       $   44,351
                                 ==========      ==========       ==========

Total assets:
  Domestic                       $  537,228      $  456,316       $  372,956
  International                      13,048          14,470           26,208
  Corporate                         186,229         157,569          101,418
                                 ----------      ----------       ----------
    Total                        $  736,505      $  628,355       $  500,582
                                 ==========      ==========       ==========

Long-lived assets:
  Domestic                       $  474,181      $  402,631       $  307,439
  International                      17,197          17,538           18,891
  Corporate                          55,756          49,087           43,578
                                 ----------      ----------       ----------
    Total                        $  547,134      $  469,256       $  369,908
                                 ==========      ==========       ==========

Capital expenditures:
  Domestic                       $   62,072      $   48,944       $   50,445
  International                       3,914           4,015            4,326
  Corporate                          14,238          27,973           12,478
                                 ----------      ----------       ----------
    Total                        $   80,224      $   80,932       $   67,249
                                 ==========      ==========       ==========

Purchases of salon assets:
  Domestic                       $   45,137      $   66,798       $   50,866
  International                          28                              151
                                 ----------      ----------       ----------
    Total                        $   45,165      $   66,798       $   51,017
                                 ==========      ==========       ==========

     In addition to the table above, the Company recorded domestic franchise revenues of $56.3 million, $50.3 million and $47.7 million during fiscal 2001, 2000 and 1999, respectively, as part of consolidated revenues. The expenses associated with the Company's franchising activities are included in selling, general and administrative and other operating expenses within the Consolidated Statement of Operations, as described in Note 1 to the Consolidated Financial Statements.

     Corporate assets detailed above are primarily comprised of fixed assets associated with the Company's headquarters and distribution centers, corporate cash, inventories located at corporate distribution centers, deferred income taxes, franchise receivables and other corporate assets.

Regis Corporation



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


11. NONRECURRING ITEMS:

     Nonrecurring items included in operating income consist of gains or losses on assets and business dispositions and other items of a nonrecurring nature. The following table summarizes nonrecurring items recorded by the Company:

(Dollars in thousands)                          2000            1999
                                               ------         -------
Merger transaction costs (Note 3)              $3,145         $ 2,066
Change in estimate (Note 2)                      (548)
Severance                                         343
Restructuring charge--International                             5,616
Restructuring charge--Mergers                                   4,356
Year 2000 remediation                                           4,095
                                               ------         -------
                                               $2,940         $16,133
                                               ======         =======

     In fiscal 2000, the Company evaluated the outstanding merger and restructuring accruals and determined that an adjustment of $.5 million to the Restructuring charge--Mergers was appropriate based on remaining expected expenditures.

     During fiscal 1999, the Company's Board of Directors approved a restructuring plan associated with its International operations headquartered in the United Kingdom. This plan included relocating the headquarters out of London to Coventry, England with the majority of the accounting and information technology functions being transferred to the Company's corporate headquarters in Minneapolis, Minnesota and divestiture of certain markets and salons which have been generating negative cash flows. The Company incurred a restructuring charge of $5.6 million associated with the plan in fiscal 1999.

     Approximately $4.4 million of the nonrecurring items in 1999 are non-cash in nature.

Regis Corporation



QUARTERLY FINANCIAL DATA
(Unaudited)

                                                                          Quarter Ended
                                                        -----------------------------------------------------
(Dollars in thousands, except per share amounts)        September 30    December 31     March 31      June 30     Year Ended
2001
REVENUES                                                  $310,754       $324,049       $330,910     $345,908     $1,311,621
OPERATING INCOME                                            25,761         25,435         26,375       31,710        109,281
NET INCOME                                                  12,715         12,087         12,533       15,753         53,088
NET INCOME PER DILUTED SHARE(a)                                .31            .29            .30          .37           1.26
DIVIDENDS DECLARED PER SHARE                                   .03            .03            .03          .03            .12

                                                                          Quarter Ended
                                                        -----------------------------------------------------
(Dollars in thousands, except per share amounts)        September 30    December 31     March 31      June 30     Year Ended

2000
Revenues                                                  $266,108       $285,855       $288,062     $302,968     $1,142,993
Operating income                                            23,716         22,902         22,782       27,816         97,216
Net income                                                  12,638         10,807         11,617       14,592         49,654
Net income per diluted share(b)                                .30            .26            .28          .35           1.19
Dividends declared per share(c)                                .03            .03            .03          .03            .12

(a) The summation of quarterly net income per share does not equate to the calculation for the full fiscal year as quarterly calculations are performed on a discrete basis.

(b) For the quarter ended December 31, 1999 and for the year ended June 30, 2000, certain nonrecurring items were incurred (Note 11) that reduced reported net income per diluted share by $.07 for both periods.

(c) In addition, Supercuts UK declared dividends of $.4 million during fiscal year 2000.


STOCK DATA
June 30, 2001

     Regis common stock is listed and traded on the Nasdaq National Market3 under the symbol "RGIS."

     The accompanying table sets forth the high and low closing bid quotations as reported by Nasdaq for each quarter during the previous two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

     As of June 30, 2001, Regis shares were owned by approximately 14,300 shareholders. The common stock price was $20.24 per share on August 17, 2001.

                             2001                         2000
                    ----------------------       ----------------------
                      HIGH            LOW         High             Low
                    ------          ------       ------          ------
1st Quarter         $15.72          $12.41       $21.19          $17.38
2nd Quarter          16.32           13.14        22.94           17.00
3rd Quarter          15.73           13.20        18.63           13.69
4th Quarter          20.99           13.92        17.81           10.81

Regis Corporation



REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Directors of
Regis Corporation:

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows present fairly, in all material respects, the consolidated financial position of Regis Corporation at June 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP


Minneapolis, Minnesota
August 28, 2001