Form 10-K, Exhibit 13
period 2002-06-30
REGIS CORP
filed 2002-09-24
CIK 716643

FINANCIAL REVIEW



18     Selected Financial Data

19     Management's Discussion and Analysis of
       Financial Condition and Results of Operations

26     Consolidated Balance Sheet

27     Consolidated Statement of Operations

28     Consolidated Statements of Changes in
       Shareholders' Equity and Comprehensive Income

29     Consolidated Statement of Cash Flows

30     Notes to Consolidated Financial Statements

43     Quarterly Financial Data

43     Stock Data

44     Report of Independent Accountants



TABLE OF CONTENTS

Regis Corporation

Selected Financial Data


     The following table sets forth, for the periods indicated, selected financial data derived from the Company's Consolidated Financial Statements.

-----------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)               2002         2001         2000          1999         1998
-----------------------------------------------------------------------------------------------------------------
Revenues .....................................   $1,454,191   $1,311,621   $1,142,993   $  991,900   $  860,620
Operating income(a) ..........................      133,864      109,281       97,216       65,335       65,858
Net income(a) ................................       72,054       53,088       49,654       32,205       33,894
Net income, excluding goodwill amortization(c)       72,054       61,954       57,395       38,432       37,975
Net income per diluted share(a) ..............         1.63         1.26         1.19          .78          .83
Net income per diluted share, excluding
  goodwill amortization(c) ...................         1.63         1.47         1.38          .93          .93
Total assets .................................      957,190      736,505      628,355      500,582      408,733
Long-term debt, including current portion ....      299,016      261,558      234,601      166,986      126,960
Dividends declared(b) ........................   $      .12   $      .12   $      .12   $      .10   $      .06


(a) The following information is provided to facilitate comparisons of operating income, net income and net income per diluted share, absent the impact of certain non-recurring activities (see Note 11 to the Consolidated Financial Statements). Exclusive of nonrecurring items, operating income would have been $100,156, $81,468 and $67,837 in 2000, 1999 and 1998, respectively. Exclusive of nonrecurring items, net income would have been $70,304, $52,380, $43,759 and $35,006 in 2002, 2000, 1999 and 1998,
     respectively. The nonrecurring items increased reported net income per diluted share by $.04 in 2002 and reduced reported net income per diluted share by $.07 in 2000, $.27 in 1999 and $.03 in 1998.
(b) In addition, Supercuts UK declared dividends of $367, $2,829 and $2,057 during 2000, 1999 and 1998, respectively.
(c) Effective July 1, 2001, Regis changed its accounting to discontinue the amortization of goodwill. See Note 1 to the Consolidated Financial Statements.


Annual Results
      The following table sets forth for the periods indicated certain information derived from the Company's Consolidated Statement of Operations expressed as a percent of revenues. The percentages are computed as a percent of total Company revenues, except as noted.


                                                          For the Years Ended June 30,
---------------------------------------------------------------------------------------
                                                               2002    2001    2000
---------------------------------------------------------------------------------------
Company-owned service revenues(1) ........................     70.0%   71.2%   71.3%
Company-owned product revenues(1) ........................     30.0    28.8    28.7
Franchise revenues .......................................      5.3     4.3     4.4
Company-owned operations:
      Profit margins on service(2) .......................     43.4    43.0    43.3
      Profit margins on product(3) .......................     47.6    47.0    46.1
      Direct salon(1) ....................................      9.0     9.0     8.5
      Rent(1) ............................................     14.3    14.1    14.0
      Depreciation(1) ....................................      3.5     3.4     3.4
           Direct salon contribution(1) ..................     17.8    17.7    18.2
Franchise direct costs, including product and equipment(4)     49.1    37.7    34.7
Corporate and franchise support costs ....................      9.6     9.6    10.1
Depreciation and amortization(5) .........................      0.7     1.7     1.5
Nonrecurring items(6) ....................................                      0.3
Operating income(5) ......................................      9.2     8.3     8.5
Income before income taxes(5) ............................      8.0     6.8     7.3
Net income(5) ............................................      5.0     4.0     4.3
Operating income, excluding nonrecurring items(5)(6) .....      9.2     8.3     8.8
Net income, excluding nonrecurring items(5)(6) ...........      4.8     4.0     4.6



(1)  Computed as a percent of company-owned revenues.
(2)  Computed as a percent of service revenues.
(3)  Computed as a percent of product revenues.
(4)  Computed as a percent of franchise revenues.
(5) See Note 1 to the Consolidated Financial Statements regarding discontinuation of goodwill amortization, effective July 1, 2001, and comparative financial information.
(6) See Note 11 to the Consolidated Financial Statements regarding the nonrecurring income tax benefit in fiscal 2002 and the nonrecurring items in fiscal 2000.

                                                               Regis Corporation

                 Management's Discussion and Analysis of Financial Condition and
                                                           Results of Operations

[BAR GRAPH]

EBITDA
(Exclusive of nonrecurring
items in prior years)

(Dollars in millions)

00       156

01       175

02      $194

Compounded Annual
Growth Rate - 11.5%


SUMMARY
      Regis Corporation, based in Minneapolis, Minnesota, is the world's largest owner, operator, franchisor and acquirer of hair and retail product salons. The Regis worldwide operations include 8,684 salons at June 30, 2002 operating in two reportable segments: domestic and international. Each of the Company's concepts have generally similar products and services. The Company is organized to manage its operations based on geographical location. The Company's domestic segment includes 6,618 salons, including 2,224 franchised salons, operating primarily under the trade names of Regis Salons, MasterCuts, Trade Secret, SmartStyle, Supercuts and Cost Cutters. The Company's international operations include 2,066 salons, including 1,684 franchised salons, located throughout Europe, primarily in the United Kingdom, France, Italy and Spain. The Company has approximately 43,000 employees worldwide.

CRITICAL ACCOUNTING POLICIES
      The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases these estimates on historical experience and other assumptions believed to be reasonable under the circumstances. However, actual results could differ from these estimates.
     Management believes the Company's critical accounting policies and areas that require more significant judgments and estimates used in the preparation of its Consolidated Financial Statements to be:
     -   useful lives assigned to long-lived and intangible assets;
     -   recoverability of long-lived and intangible assets, including goodwill;
     - allocation of the purchase price to acquired assets and liabilities, including goodwill and intangibles;
     -   various commitments and contingencies.
     Depreciation and amortization are recognized using the straight-line method over the long-lived assets' estimated useful lives. The Company estimates useful lives based on historical data and industry trends. The Company periodically reassesses the estimated useful lives of its long-lived and intangible assets. Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in earnings and potentially the need to record an impairment charge.
     The Company reviews long-lived and intangible assets, including goodwill, for impairment annually, or at any time events or circumstances indicate that the carrying value of such assets may not be fully recoverable. For long-lived assets and amortizable intangible assets, an impairment is evaluated based on the sum of undiscounted estimated future cash flows expected to result from use of the assets compared to its carrying value. The Company generally considers its brands to be reporting units when it tests for goodwill impairment because that is where the Company believes goodwill naturally resides. If an impairment is recognized, the carrying value of the impaired asset is reduced to its fair value based on discounted estimated future cash flows. For goodwill, an impairment is evaluated based on the fair value of the concept to which the goodwill relates.
      The Company makes numerous acquisitions that are recorded using the purchase method of accounting. Accordingly, the purchase prices are allocated to assets acquired, including intangible assets, and liabilities assumed based on their estimated fair values at the dates of acquisition. Fair value is estimated based on the amount for which the asset or liability could be bought or sold in a current transaction between willing parties.
     In the normal course of business, the Company must make continuing estimates of potential future loss accruals related to legal, tax, self-insurance accruals and uncollectible accounts. These accruals require the use of management's judgment on the outcome of various issues. Management's estimates for these items are based on the best available evidence, but due to changes in facts and circumstances, the ultimate outcomes of these accruals could be different than management estimates.

Regis Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)


RESULTS OF OPERATIONS

Revenues
     Revenues in fiscal 2002 grew to a record $1.5 billion, an increase of $142.6 million, or 10.9 percent, over fiscal 2001. Approximately 47 percent of this increase was attributable to new salon construction and 33 percent to salon acquisitions, with the remaining increase primarily due to same-store sales increases. Mall and strip center based salon operations in the United States and Canada (domestic salons) accounted for $116.7 million of the increase in total revenues, while franchise revenues increased $21.3 million, primarily due to International operations, and revenue from company-owned International operations increased $4.6 million.
     Revenues by concept for the years ended June 30, 2002, 2001 and 2000 were as follows:

----------------------------------------------------------------------------------------------------
(Dollars in thousands)                                             2002         2001         2000
----------------------------------------------------------------------------------------------------
Domestic:
  Regis Salons ................................................ $  416,240   $  401,756   $  376,709
  MasterCuts ..................................................    164,768      155,703      142,865
  Trade Secret ................................................    192,892      181,787      166,652
  SmartStyle ..................................................    178,728      125,851       88,313
  Strip Center Salons (primarily Supercuts and Cost Cutters)...    382,483      345,572      259,886
International .................................................    119,080      100,952      108,568
----------------------------------------------------------------------------------------------------
                                                                $1,454,191   $1,311,621   $1,142,993
====================================================================================================


     Included in the table above, primarily as part of Strip Center Salons and International, are franchise revenues of $77.6 million, $56.3 million and $50.3 million during fiscal 2002, 2001 and 2000, respectively.
      During fiscal 2002, same-store sales from all domestic company-owned salons open more than 12 months increased 3.0 percent, compared to increases of
2.8 percent and 4.3 percent in fiscal 2001 and 2000, respectively. Same-store sales increases achieved during fiscal 2002 were driven primarily by higher product sales and a shift in the mix of service sales toward higher priced salon services, such as hair color. Same-store sales increases achieved during fiscal 2001 and 2000 were driven primarily by increased customer transactions and market based price increases in certain salon divisions. A total of 125 million customers were served system-wide in fiscal 2002 compared to 118 million and 106 million customers served in fiscal 2001 and 2000, respectively.
     System-wide sales, inclusive of non-consolidated sales generated from franchisee salons, grew to a record $2.3 billion, $1.9 billion and $1.7 billion in fiscal 2002, 2001 and 2000, respectively. The increase in system-wide sales in fiscal 2002 and 2001 was the result of same-store sales increases from existing salons and net salon openings, as well as salons added to the system through acquisitions. System-wide same-store sales increased 3.3 percent in fiscal 2002 and 2001, and 3.7 percent in fiscal 2000.

Service Revenues. Service revenues increased to $963.9 million, $893.5 million and $779.6 million in fiscal 2002, 2001 and 2000, respectively. The growth in service revenues in fiscal 2002 and 2001 was driven by new salon construction, acquisitions and same-store sales growth.

Product Revenues. Product revenues increased to $412.7 million, $361.9 million and $313.1 million in fiscal 2002, 2001 and 2000, respectively. The growth in product revenue in fiscal 2002 and 2001 continues a trend of escalating product revenues due to strong product same-store sales growth, a reflection of continuous focus on product awareness, training and acceptance of national label merchandise. In fiscal 2002, product revenues as a percent of total company-owned revenues increased to 30.0 percent of revenues, compared to 28.8 percent and 28.7 percent of revenues in fiscal 2001 and 2000, respectively.

Franchise Revenues. Franchise revenues, including royalties and initial franchise fees from franchisees, and product and equipment sales made by the Company to franchisees, increased 37.8 percent, or $21.3 million, in fiscal 2002 to $77.6 million. In fiscal 2001, franchise revenues increased 12.0 percent, or $6.0 million, compared to fiscal 2000. The increase in fiscal 2002 franchise revenues was primarily the result of increased franchise royalties and fees related to the recently acquired European franchise companies, Groupe Gerard Glemain (GGG) and Jean Louis David (JLD). Increased sales of product to franchisee salons also contributed to the fiscal 2002 increase in franchise revenues and was the primary driver of the increase during fiscal 2001.

Cost of Revenue
     The aggregate cost of product and service revenues for company-owned salons in fiscal 2002 was $762.4 million, compared to $700.8 million and $611.0 million in fiscal 2001 and 2000, respectively. The resulting gross margin percentage for fiscal 2002 improved to 44.6 percent of company-owned revenues compared to 44.2 percent and 44.1 percent of company-owned revenues in fiscal 2001 and 2000, respectively.
     Service margins improved 40 basis points to 43.4 percent of company-owned revenues in fiscal 2002 and declined 30

[BAR GRAPH]

GROSS MARGINS

00      44.1%

01      44.2%

02      44.6%

basis points to 43.0 percent in fiscal 2001. The fiscal 2002 improvement was primarily due to improved payroll and payroll related costs as compared to fiscal 2001. During fiscal 2001, payroll and payroll related costs were slightly higher than normal as a percentage of company-owned revenues due to certain fixed cost payroll components increasing in greater magnitude than the related increase in sales. This resulted in a lower gross margin due to a higher fixed payroll cost-to-sales ratio and caused the 30 basis point decline as a percentage of company-owned revenues during fiscal 2001.
     Product margins for fiscal 2002, as a percent of company-owned revenues, improved to 47.6 percent, compared to 47.0 percent in fiscal 2001 and 46.1 percent in fiscal 2000. The fiscal 2002 and 2001 improvements were primarily the result of a shift in the Company's mix of products sold. Beginning in the latter portion of fiscal 2001, the product mix changed to consist more heavily of products with a higher profit margin. Additionally, the fiscal 2002 improvement was driven by improved purchasing power, enabling the Company to buy retail product from vendors at lower prices.

Direct Salon
     This expense category includes direct costs associated with salon operations such as salon advertising, insurance, telephone, utilities and janitorial costs. Direct salon expenses were $123.9 million in fiscal 2002, compared to $112.7 million and $92.8 million in fiscal 2001 and 2000, respectively, and remained consistent as a percent of company-owned revenue at
9.0 percent in fiscal 2002 and 2001, compared to 8.5 percent in fiscal 2000. During fiscal 2002, higher workers' compensation costs were offset by lower advertising costs on a per salon basis and same-store sales increasing at a rate faster than certain fixed cost components. The fiscal 2001 costs increased as a percentage of sales primarily due to higher utility and freight costs, increased workers' compensation rates and lower same-store sales increases.

Rent
     Rent expense in fiscal 2002 was $197.3 million, compared to $176.9 million and $152.7 million in fiscal 2001 and 2000, respectively. Rent expense increased 20 basis points to 14.3 percent of company-owned revenues during fiscal 2002 primarily due to higher common area maintenance costs. In regional malls, landlords experienced higher maintenance, insurance and security costs which they are passing on to their tenants such as Regis. In fiscal 2001, rent expense increased ten basis points to 14.1 percent of company-owned revenue primarily due to lower same-store sales increases over which to spread this relatively fixed cost.

Depreciation--Salon Level
     Depreciation expense at the salon level remained relatively consistent at
3.5 percent of company-owned revenue in fiscal 2002, compared to 3.4 percent in fiscal 2001 and 2000.

Direct Salon Contribution
     For reasons previously discussed, direct salon contribution, representing company-owned salon revenues less associated operating expenses, improved in fiscal 2002 to $244.8 million, or 17.8 percent of company-owned revenues, compared to $222.2 million, or 17.7 percent, in fiscal 2001 and $199.4 million, or 18.2 percent, in fiscal 2000.

Franchise Direct Costs, Including Product and Equipment
     Franchise direct costs include all direct costs related to franchise salons, such as the cost of products and equipment sold to franchisees and direct costs incurred at the Home Office and in Europe to support franchising activities. Franchise direct costs increased to $38.1 million, or 49.1 percent of franchise revenue, during fiscal 2002. The increase was primarily related to costs associated with the recently acquired European franchise companies, GGG and JLD. Additionally, growth in the sale of retail product to franchisees contributed to the fiscal 2002 increase. During fiscal 2001, franchise direct costs increased $3.8 million to $21.2 million, representing a 300 basis point increase to 37.7 percent of franchise revenue. The fiscal 2001 increase was due to acquisitions of two Canadian franchise companies in the second and third quarters of fiscal 2001.

Corporate and Franchise Support Costs
     Corporate and franchise support costs include expenses related to field supervision (payroll, related taxes and travel) and home office administration costs (such as warehousing, salaries, occupancy costs and professional fees). Corporate and franchise support costs increased $13.7 million in fiscal 2002 to $139.7 million. As a percent of total revenue, corporate and franchise support costs during fiscal 2002 remained consistent at 9.6 percent. During fiscal 2001, corporate and franchise support costs increased $10.9 million from $115.1 million in fiscal 2000 and decreased 50 basis points as a percent of sales from
10.1 percent. The 50 basis point improvement for fiscal 2001 was primarily due to fiscal 2000 results including costs incurred related to the introduction of the new Regis retail product line as well as costs related to the Company's transition of the Supercuts UK home office.

Regis Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Depreciation and Amortization--Corporate
     Depreciation and amortization--corporate was 0.7 percent of total revenues in 2002, compared to 1.7 percent and 1.5 percent of total revenues in fiscal 2001 and 2000, respectively. The 100 basis point improvement in fiscal 2002 was related to the implementation of Statement of Financial Accounting Standards
(FAS) No. 142, "Goodwill and Other Intangible Assets," in July 2001, which discontinued the amortization of acquired goodwill, as discussed in Note 1 to the Consolidated Financial Statements. The 20 basis point increase as a percent of total revenues in fiscal 2001 was primarily related to increased amortization expense due to the increased level of goodwill associated with the Company's salon acquisition activity, as well as increases in corporate depreciation related to self-developed software placed in service between periods.

Nonrecurring Items
     See Note 11 to the Consolidated Financial Statements.

Operating Income
     Operating income in fiscal 2002 increased to a record $133.9 million, compared to $109.3 million in fiscal 2001 and $97.2 million in fiscal 2000. This increase was driven primarily by the aforementioned change in accounting for goodwill. Fiscal 2000 operating income was impacted by merger and transaction costs associated with the Supercuts UK merger.
     Exclusive of fiscal 2000 nonrecurring items, operating income in fiscal 2001 increased by $9.1 million, representing 8.3 percent of revenues, compared to $100.2 million, or 8.8 percent of revenues, in fiscal 2000. The decrease in operating income, exclusive of fiscal 2000 nonrecurring items, as a percent of sales in 2001 was due to higher fixed payroll costs that were not offset by same-store sales growth as well as increased direct salon expenses due to higher utility and freight costs, increased workers' compensation rates and lower same-store sales increases.

Interest
     Interest expense improved in fiscal 2002 to $19.0 million, compared to $21.5 million and $15.8 million in fiscal 2001 and 2000, representing 1.3 percent, 1.6 percent and 1.4 percent of total revenues, respectively. As a percent of sales, interest expense decreased during fiscal 2002 due to a reduction in interest rates on the Company's variable rate debt. Interest expense as a percent of sales increased in fiscal 2001 due to higher debt levels primarily resulting from the Company's acquisition program as well as slightly higher interest rates.

Income Taxes
     The Company's effective tax rate improved to 37.7 percent of pre-tax income in fiscal 2002, compared to 40.3 percent in both fiscal 2001 and 2000.
     During fiscal 2002, management recognized a one-time income tax benefit of approximately $1.8 million resulting from the implementation of certain tax planning strategies. The fiscal 2000 effective tax rate was impacted by non-recurring merger and transaction costs associated with the Supercuts UK merger. Exclusive of such fiscal 2002 and 2000 nonrecurring items, the Company's effective tax rate was 39.2 percent, 40.3 percent and 39.3 percent in fiscal 2002, 2001 and 2000, respectively. The improvement in the fiscal 2002 effective rate, exclusive of the nonrecurring income tax benefit, was primarily due to the change in accounting for goodwill, as the permanent add-back for non-deductible goodwill amortization for stock acquisitions was eliminated. The increase in the fiscal 2001 annual rate, exclusive of nonrecurring items, compared to fiscal 2000 was due to discrete Canadian acquisitions, structured as stock purchases, which occurred during the second and third quarters of fiscal 2001.

Net Income
     Net income in fiscal 2002 grew to a record $72.1 million, or $1.63 per diluted share, compared to net income of $53.1 million, or $1.26 per diluted share, in fiscal 2001, and $49.7 million, or $1.19 per diluted share, in fiscal 2000.
     In fiscal 2002, net income exclusive of the nonrecurring income tax benefit was $70.3 million. In fiscal 2000, net income exclusive of nonrecurring items was $52.4 million. Nonrecurring items increased reported net income per diluted share by $.04 in fiscal 2002 and decreased reported net income per diluted share by $.07 in fiscal 2000. The $.33 increase in earnings per diluted share exclusive of the nonrecurring income tax benefit during fiscal 2002 primarily resulted from the change in accounting for goodwill, sales increases, improved gross margins and leveraging of fixed costs against revenue increases, as previously discussed. On a pro forma basis, assuming goodwill had not been amortized during fiscal 2001 or 2000, net income would have been $62.0 million, or $1.47 per diluted share and $57.4 million, or $1.38 per diluted share, respectively. See Note 1 to the Consolidated Financial Statements.

[BAR GRAPH]

OPERATING INCOME GROWTH
(Exclusive of nonrecurring items)

(Dollars in millions)

00       100

01       109

02      $134

Compounded Annual
Growth Rate - 15.6%

Effects of Inflation
     The Company primarily compensates its Regis and International salon employees with percentage commissions based on sales they generate, thereby enabling salon payroll expense as a percent of revenues to remain relatively constant. Accordingly, this provides the Company certain protection against inflationary increases as payroll expense and related benefits (the Company's major expense components) are, with respect to these concepts, variable costs of sales. The Company does not believe inflation, due to its low rate, has had a significant impact on the results of operations associated with hourly paid hairstylists for the remainder of its mall based and strip center salons.

Recent Accounting Pronouncements
     Recent accounting pronouncements are discussed in Note 1 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES
     Customers pay for salon services and merchandise in cash at the time of sale, which reduces the Company's working capital requirements. Net cash provided by operating activities in fiscal 2002 rose to a record $152.0 million compared to $110.3 million and $85.4 million in fiscal 2001 and 2000, respectively. The increases were primarily due to improved operating performance, as well as continued improvement related to inventory management during fiscal 2002.

Capital Expenditures and Acquisitions
     During fiscal 2002, the Company had worldwide capital expenditures of $73.3 million, of which $7.1 million related to acquisitions. The Company constructed 349 new corporate salons in fiscal 2002, including 61 new Regis Salons, 42 new MasterCuts salons, 34 new Trade Secret salons, 125 new SmartStyle salons, 69 new Strip Center Salons and 18 new International salons, and completed 134 major remodeling projects. All capital expenditures during fiscal 2002 were funded by the Company's operations and borrowings under its revolving credit facility.
     The Company anticipates its worldwide salon development program for fiscal 2003 will include approximately 435 new company-owned salons, 300 to 350 new franchised salons, 175 major remodeling and conversion projects and 400 to 500 acquired salons. It is expected that expenditures for these development activities will be approximately $125 million to $145 million, of which $75 million is allocated to new salon construction and salon remodeling and conversions.
     In April of fiscal 2002, the Company announced its acquisition of Jean Louis David. The acquisition was funded by a portion of the proceeds from the Company's recent $125.0 million of private placement debt and the issuance of 800,000 shares of the Company's common stock. Other acquisitions during fiscal 2002, as discussed in Note 3 to the Consolidated Financial Statements, were funded by the Company's operations and borrowings under its revolving credit facility. See Note 4 to the Consolidated Financial Statements for additional information on the Company's financing arrangements.

Contractual Obligations and Commercial Commitments
      The following table reflects a summary of obligations and commitments outstanding by payment date as of June 30, 2002:

                                                    Payments Due By Period
------------------------------------------------------------------------------------------------
                                    Within                                 5 Years
(Dollars in thousands)              1 Year     1-2 Years     3-4 Years    or After      Total
------------------------------------------------------------------------------------------------
Contractual cash obligations:
  Senior long-term debt ........  $    4,369   $   87,557   $   35,345   $  165,440   $  292,711
  Operating leases(a) ..........     170,626      268,361      153,275      127,235      719,497
  Other long-term obligations...       4,050        7,361       12,068        1,872       25,351
------------------------------------------------------------------------------------------------
Total ..........................  $  179,045   $  363,279   $  200,688   $  294,547   $1,037,559
================================================================================================

(a) In accordance with accounting principles generally accepted in the United States of America, these obligations are not reflected in the accompanying audited Consolidated Balance Sheet.

     Operating leases primarily represent long-term obligations for the rental of salon premises, including franchisee accommodation leases of approximately $109.9 million, which are funded by franchisees. In the event of default by a franchise owner, the Company generally retains the right to acquire the related salon assets net of any outstanding obligations. Management has not experienced and does not expect any material loss to result from these contractual arrangements.

Regis Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

     Other long-term obligations that are included in the table above are composed of the following components:
     - $10.2(a) million related to the residual value guarantee of a five-year operating lease agreement for the Company's distribution center and various equipment in Salt Lake City, Utah. Under the agreement, the Company is obligated to pay the deficiency between the residual value guarantee and the fair market value at the termination of the agreement. Although the residual value guarantee is included in the table above, the Company expects the fair market value of the distribution center and related equipment, subject to the purchase or remarket options, to substantially reduce or eliminate the Company's potential liability under the residual value guarantee.
     - The Company is the guarantor on $8.9(a) million in lease agreements between its franchisees and leasing companies. This represents the undiscounted value of the remaining lease obligations. As of June 30, 2002, the discounted obligation the Company would be liable for is $7.1 million. Under the agreements, the leasing companies may elect to hold the Company liable if the franchisee defaults on the agreement. In such cases, the Company retains the right to possess the related salon operations. Management does not expect any material loss to result from these agreements.
     -   $4.0 million related to capital leases and other.
     -   $2.3 million related primarily to assumed debt from acquisitions.

(a) In accordance with accounting principles generally accepted in the United States of America, these obligations are not reflected in the accompanying audited Consolidated Balance Sheet.

     The Company does not have other unconditional purchase obligations, or significant other commercial commitments such as commitments under lines of credit, standby letters of credit and standby repurchase obligations or other commercial commitments.
     The Company is in compliance with all covenants and other requirements of its credit agreements and indentures. Additionally, the credit agreements do not include rating triggers or subjective clauses that would accelerate maturity dates.
     As a part of its salon development program, the Company continues to negotiate and enter into leases and commitments for the acquisition of equipment and leasehold improvements related to future salon locations, and continues to enter into transactions to acquire established hair care salons and businesses.

Financing
     Financing activities are discussed in Note 4 and derivative activities in
Note 5 to the Consolidated Financial Statements.
     Management believes that cash generated from operations and amounts available under its existing debt facilities will be sufficient to fund its anticipated capital expenditures, acquisitions and required debt repayments for the foreseeable future. Additionally, the Company received an investment grade "2" rating in December 2001 from the NAIC, the rating agency that regulates insurance companies in the private placement debt market. The change in rating has proven to provide the Company with greater and less expensive access to long-term senior debt during the third quarter, and the Company expects this benefit to continue in the future.
      The Company operates in international markets and translates the financial statements of its international subsidiaries to U.S. dollars for financial reporting purposes, and accordingly is subject to fluctuations in currency exchange rates.

Dividends
     The Company paid dividends of $.12 per share during fiscal 2002, 2001 and 2000. On August 16, 2002, the Board of Directors of the Company declared a $.03 per share quarterly dividend payable September 13, 2002 to shareholders of record on August 30, 2002.
     In addition, Supercuts UK declared and paid dividends of $0.4 million during fiscal 2000.

Share Repurchase Program
     In May 2000, the Company's Board of Directors approved a stock repurchase program under which up to $50 million can be expended for the repurchase of the Company's common stock. The timing and amounts of any repurchases will depend on many factors, including the market price of the common stock and overall market conditions. As of June 30, 2002, 393,700 shares have been repurchased for $9.2 million. All repurchased shares are immediately retired. This repurchase program has no stated expiration date.

Outlook
     Regis Corporation is the world's largest owner, operator, franchisor and acquirer of hair and retail product salons in the $135 billion hair care industry. The 8,684 company-owned and franchised salons, which generated $2.3 billion of system-wide sales in fiscal year 2002, are located in the United States, Canada, France, Italy, the United Kingdom, Spain, Belgium, Switzerland, Poland, Brazil, and Puerto Rico.
     Over the last ten years, the Company has been able to average double-digit revenue and earnings growth through its strategy of building, acquiring and franchising salons in high traffic locations throughout North America and Europe.
     Eight times larger than its nearest competitor, the Company maintains just a two percent worldwide market share, signaling substantial opportunities for long-term future growth.
     The Company's growth strategy will continue to focus on building and acquiring company-owned and operated salons in convenient locations with good visibility, strong customer traffic and appropriate trade demographics. It will continue to focus on the middle to moderately upscale market with its broad-based salon concepts.
     The Company believes that the availability of real estate and quality stylists will not constrain its ability to achieve its long-term growth objectives.
     Franchising will also be a key component of the Company's future growth. Through the combination of company-owned and franchise salon growth, the Company expects to be able to strengthen its presence in existing markets as well as successfully enter new markets.
     In addition to growth in salon services, the Company has been successful in growing the retail product business. During fiscal year 2002, retail product sales increased 14 percent to $413 million. Through the offering of the largest assortment of professional hair care products in the industry and superior merchandising, the Company is confident that it can continue to successfully grow its retail product business. Today, the Company estimates that it serves approximately 10 percent of the U.S. retail product market.
     Maintaining financial flexibility is also a key element in continuing successful growth. With strong operating cash flow and an investment grade rating, the Company is confident that it will be able to financially support its future growth.

SAFE HARBOR PROVISIONS UNDER THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995
     This annual report, as well as information included in, or incorporated by reference from, future filings by the Company with the Securities and Exchange Commission and information contained in written material, press releases and oral statements issued by or on behalf of the Company contains or may contain "forward-looking statements" within the meaning of the federal securities laws, including statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document reflect management's best judgment at the time they are made, but all such statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by the statements herein. Such forward-looking statements are often identified herein by use of words including, but not limited to, "may," "believe," "project," "expect," "estimate," "anticipate," and "plan." In addition, the following factors could affect the Company's actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include competition within the personal hair care industry, which remains strong, both domestically and internationally, and price sensitivity; changes in economic condition; changes in consumer tastes and fashion trends; labor and benefit costs; legal claim; risk inherent to international development (including currency fluctuations); the continued ability of the Company and its franchisees to obtain suitable locations and financing for new salon development; governmental initiatives such as minimum wage rates, taxes and possible franchise legislation; the ability of the Company to successfully identify and acquire salons that support its growth objectives; or other factors not listed above.

Regis Corporation

Consolidated Balance Sheet


                                                                                June 30,
-----------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)                            2002         2001
-----------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash ...............................................................   $  87,103   $  24,658
   Receivables, net ...................................................      26,901      18,861
   Inventories ........................................................     120,259     110,247
   Deferred income taxes ..............................................       9,843      10,087
   Other current assets ...............................................      12,580       8,794
-----------------------------------------------------------------------------------------------
      Total current assets ............................................     256,686     172,647
Property and equipment, net ...........................................     318,482     300,990
Goodwill ..............................................................     304,529     236,117
Other intangibles, net ................................................      54,907      10,854
Other assets ..........................................................      22,586      15,897
-----------------------------------------------------------------------------------------------
      Total assets ....................................................   $ 957,190   $ 736,505
===============================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Long-term debt, current portion ....................................   $   7,221   $   5,438
   Accounts payable ...................................................      54,545      37,689
   Accrued expenses ...................................................      97,523      68,788
-----------------------------------------------------------------------------------------------
      Total current liabilities .......................................     159,289     111,915
Long-term debt ........................................................     291,795     256,120
Other noncurrent liabilities ..........................................      61,441      28,969

Commitments and contingencies (Note 6)

Shareholders' equity:
   Common stock, $.05 par value; issued and outstanding, 43,040,381 and 41,726,787 common shares at June 30, 2002 and 2001,
     respectively .....................................................       2,152       2,087
   Additional paid-in capital .........................................     194,859     165,489
   Accumulated other comprehensive income (loss) ......................       3,938      (4,815)
   Retained earnings ..................................................     243,716     176,740
-----------------------------------------------------------------------------------------------
      Total shareholders' equity ......................................     444,665     339,501
-----------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity ...................   $ 957,190   $ 736,505
===============================================================================================

The accompanying notes are an integral part of the Consolidated
Financial Statements.

                                                               Regis Corporation

                                            Consolidated Statement of Operations




                                                                                            Years Ended June 30,
---------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share amounts)                           2002           2001           2000
---------------------------------------------------------------------------------------------------------------------------
Revenues:
   Company-owned salons:
      Service .................................................................   $   963,884    $   893,472    $   779,604
      Product .................................................................       412,728        361,858        313,125
---------------------------------------------------------------------------------------------------------------------------
                                                                                    1,376,612      1,255,330      1,092,729
   Franchise revenues:
      Royalties and fees ......................................................        50,745         38,230         36,157
      Product sales ...........................................................        26,834         18,061         14,107
---------------------------------------------------------------------------------------------------------------------------
                                                                                       77,579         56,291         50,264
---------------------------------------------------------------------------------------------------------------------------
                                                                                    1,454,191      1,311,621      1,142,993
Operating expenses:
   Company-owned salons:
      Cost of service .........................................................       546,027        508,981        442,198
      Cost of product .........................................................       216,373        191,796        168,787
      Direct salon ............................................................       123,915        112,667         92,841
      Rent ....................................................................       197,269        176,947        152,685
      Depreciation ............................................................        48,269         42,720         36,832
---------------------------------------------------------------------------------------------------------------------------
                                                                                    1,131,853      1,033,111        893,343
   Franchise direct costs, including product and equipment ....................        38,114         21,237         17,443
   Corporate and franchise support costs ......................................       139,654        125,927        115,058
   Depreciation and amortization ..............................................        10,706         22,065         16,993
   Nonrecurring items .........................................................                                       2,940
---------------------------------------------------------------------------------------------------------------------------
        Total operating expenses ..............................................     1,320,327      1,202,340      1,045,777
---------------------------------------------------------------------------------------------------------------------------
        Operating income ......................................................       133,864        109,281         97,216
Other income (expense):
   Interest ...................................................................       (19,010)       (21,487)       (15,839)
   Other, net .................................................................           796          1,085          1,857
---------------------------------------------------------------------------------------------------------------------------
        Income before income taxes ............................................       115,650         88,879         83,234
Income taxes:
   Provision ..................................................................       (45,346)       (35,791)       (33,580)
   Nonrecurring income tax benefit ............................................         1,750
---------------------------------------------------------------------------------------------------------------------------
                                                                                      (43,596)       (35,791)       (33,580)
---------------------------------------------------------------------------------------------------------------------------
        Net income ............................................................   $    72,054    $    53,088    $    49,654
===========================================================================================================================
Net income per share:
   Basic ......................................................................   $      1.70    $      1.29    $      1.22
===========================================================================================================================
   Diluted ....................................................................   $      1.63    $      1.26    $      1.19
===========================================================================================================================
Weighted average shares outstanding:
   Basic ......................................................................        42,283         41,221         40,612
===========================================================================================================================
   Diluted ....................................................................        44,172         42,031         41,602
===========================================================================================================================

Effective July 1, 2001, Regis changed its accounting for goodwill. For comparability purposes, see Note 1 for pro forma amounts. The accompanying notes are an integral part of the Consolidated Financial Statements.

Regis Corporation

Consolidated Statements of Changes in Shareholders' Equity and
Comprehensive Income



                                                                                 Accumulated
                                                  Common Stock       Additional     Other
                                              ---------------------   Paid-In   Comprehensive  Retained           Comprehensive
(Dollars in thousands)                          Shares      Amount    Capital   Income (Loss)  Earnings   Total      Income
-------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1999 ...................    40,419,122    $2,021   $ 148,504     $(1,095)   $ 84,789  $ 234,219
Net income ...............................                                                      49,654     49,654     $ 49,654
Foreign currency translation adjustments..                                          (1,179)                (1,179)      (1,179)
Pooling of interests adjustment ..........                                                        (665)      (665)
Stock repurchase plan ....................      (115,000)       (6)     (1,419)                            (1,425)
Proceeds from exercise of stock options ..       329,000        16       1,478                              1,494
Shares issued in connection with
  salon acquisitions .....................        69,585         4       1,584                              1,588
Tax benefit realized upon exercise of
  stock options ..........................                                 646                                646
Dividends ................................                                                      (5,191)    (5,191)
------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2000 ...................    40,702,707     2,035     150,793      (2,274)    128,587    279,141     $ 48,475
                                                                                                                      ========
Net income ...............................                                                      53,088     53,088       53,088
Foreign currency translation adjustments..                                            (921)                  (921)        (921)
Transition adjustment relating to the
  adoption of FAS No. 133, net of taxes ..                                            (160)                  (160)        (160)
Changes in fair market value of
  financial instruments designated as
  hedges of interest rate exposure, net
  of taxes and transfers .................                                          (1,460)                (1,460)      (1,460)
Proceeds from exercise of stock options ..       298,362        16       1,971                              1,987
Shares issued through franchise stock
  incentive program ......................        10,662                   149                                149
Shares issued in connection with
  salon acquisitions .....................       715,056        36      11,860                             11,896
Tax benefit realized upon exercise of
  stock options ..........................                                 716                                716
Dividends ................................                                                      (4,935)    (4,935)
------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2001 ...................    41,726,787     2,087     165,489      (4,815)    176,740    339,501     $ 50,547
                                                                                                                      ========
Net income ...............................                                                      72,054     72,054       72,054
Foreign currency translation adjustments..                                           9,460                  9,460        9,460
Changes in fair market value of financial
  instruments designated as hedges of
  interest rate exposure, net of taxes
  and transfers ..........................                                            (707)                  (707)        (707)
Stock repurchase plan ....................      (278,700)      (14)     (7,729)                            (7,743)
Proceeds from exercise of stock options ..       621,163        31       7,719                              7,750
Shares issued through franchise stock
  incentive program ......................         8,198                   173                                173
Shares issued in connection with
  salon acquisitions .....................       962,933        48      26,253                             26,301
Tax benefit realized upon exercise
  of stock options .......................                               2,954                              2,954
Dividends ................................                                                      (5,078)    (5,078)
------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2002 ...................    43,040,381    $2,152   $ 194,859     $ 3,938    $243,716  $ 444,665     $ 80,807
==============================================================================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

                                                               Regis Corporation

                                            Consolidated Statement of Cash Flows




                                                                     Years Ended June 30,
-------------------------------------------------------------------------------------------------
(Dollars in thousands)                                           2002         2001         2000
-------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income .............................................   $  72,054    $  53,088    $  49,654
   Adjustments to reconcile net income to net cash provided
     by operating activities:
      Depreciation ........................................      56,821       49,821       42,483
      Amortization ........................................       2,911       15,097       11,634
      Deferred income taxes ...............................      11,890        3,249       (1,003)
      Other ...............................................         739          120         (381)

      Changes in operating assets and liabilities:
        Receivables .......................................        (575)      (5,010)         267
        Inventories .......................................      (7,759)     (16,724)     (20,350)
        Other current assets ..............................      (2,761)       2,669        1,078
        Other assets ......................................      (2,460)      (3,295)      (3,432)
        Accounts payable ..................................       7,354        1,369        1,799
        Accrued expenses ..................................      13,070        7,766       (1,546)
        Other noncurrent liabilities ......................         755        2,159        5,181
-------------------------------------------------------------------------------------------------
      Net cash provided by operating activities ...........     152,039      110,309       85,384
-------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures ...................................     (66,232)     (80,224)     (80,932)
   Proceeds from sale of assets ...........................         873          682          852
   Business and salon acquisitions, net of cash
     acquired .............................................     (59,925)     (45,165)     (66,798)
-------------------------------------------------------------------------------------------------
      Net cash used in investing activities ...............    (125,284)    (124,707)    (146,878)
-------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Borrowings on revolving credit facilities ..............     250,800      321,200      413,786
   Payments on revolving credit facilities ................    (336,300)    (313,900)    (321,928)
   Proceeds from issuance of long-term debt ...............     125,000       25,000        7,958
   Repayments of long-term debt ...........................      (5,212)      (5,942)     (33,842)
   Other, primarily increase in negative book cash
     balances .............................................       4,937          695        5,054
   Dividends paid .........................................      (5,078)      (4,935)      (5,191)
   Repurchase of common stock .............................      (7,743)                   (1,425)
   Proceeds from issuance of common stock .................       7,750        1,987        1,494
-------------------------------------------------------------------------------------------------
      Net cash provided by financing activities ...........      34,154       24,105       65,906
-------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash ...................       1,536           63          123
-------------------------------------------------------------------------------------------------
Increase in cash ..........................................      62,445        9,770        4,535
Cash:
   Beginning of year ......................................      24,658       14,888       10,353
-------------------------------------------------------------------------------------------------
   End of year ............................................   $  87,103    $  24,658    $  14,888
=================================================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

Regis Corporation

Notes to Consolidated Financial Statements


1. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Description:
     Regis Corporation (the Company) owns, operates and franchises hairstyling and hair care salons throughout the United States, the United Kingdom, France, Canada, Puerto Rico and several other countries. Substantially all of the hairstyling and hair care salons owned and operated by the Company in the United States are located in leased space in enclosed mall shopping centers or strip shopping centers. Franchised salons throughout the United States are primarily located in strip shopping centers. The company-owned and franchised salons in the United Kingdom, France and several other countries are owned and operated in malls, leading department stores, mass merchants and high-street locations.
     At June 30, 2002, approximately five percent of the Company's outstanding common stock is owned by Curtis Squire, Inc. (CSI), which is a holding company controlled by the Chairman of the Board of Directors of the Company, and approximately four percent is owned by management and the Company's benefit plans.

Consolidation:
      The Consolidated Financial Statements include the accounts of the Company and all of its wholly-owned subsidiaries. In consolidation, all material intercompany accounts and transactions are eliminated.

Use of Estimates:
      The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates made by management are the estimated useful lives and net realizable values of long-lived assets, the fair value of assets acquired in business combinations and various commitments and contingencies. Actual results could differ from those estimates.

Foreign Currency Translation:
     Financial position, results of operations and cash flows of the Company's international subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rates in effect at each fiscal year end. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss) within shareholders' equity. Income statement accounts are translated at the average rates of exchange prevailing during the year. The different exchange rates from period to period impact the amount of reported income from the Company's international operations.

Inventories:
     Inventories consist principally of hair care products held either for use in salon services or for sale. Inventories are stated at the lower of cost or market with cost determined on a weighted average basis, which approximates the first-in, first-out method.

Property and Equipment:
     Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed on the straight-line method over estimated useful asset lives (30 to 39 years for buildings and improvements and five to ten years for equipment, furniture, software and leasehold improvements).
     The Company capitalizes both internal and external costs of developing or obtaining computer software for internal use. Costs incurred to develop internal-use software during the application development stage are capitalized, while data conversion, training and maintenance costs associated with internal-use software are expensed as incurred. As of June 30, 2002 and 2001, the net book value of capitalized computer software costs was $23.2 million and $24.1 million, respectively. Amortization expense related to capitalized computer software was $5.5 million in fiscal 2002, $4.8 million in fiscal 2001 and $3.3 million in fiscal 2000, which has been determined based on an estimated useful life of five or seven years.
     Expenditures for maintenance and repairs and minor renewals and betterments which do not improve or extend the life of the respective assets are expensed. All other expenditures for renewals and betterments are capitalized. The assets and related depreciation/amortization accounts are adjusted for property retirements and disposals with the resulting gain or loss included in operations. Fully depreciated/amortized assets remain in the accounts until retired from service.

Goodwill:
     Prior to July 1, 2001, goodwill recorded in connection with the fiscal 1989 purchase of the publicly held minority interest in the Company, and acquisitions of business operations in which the Company had not previously been involved, was amortized on a straight-line basis over 40 years. Goodwill recorded in connection with acquisitions which expanded the Company's existing business activities (acquisitions of salon sites) was amortized on a straight-line basis, generally over 20 years. Effective July 1, 2001, the Company ceased all amortization of goodwill balances. See discussion under "Recent Accounting Pronouncements."

     Goodwill is tested for impairment annually or at the time of a triggering event in accordance with the provisions of Statement of Financial Accounting Standards (FAS) No. 142, "Goodwill and Other Intangible Assets." Fair values are estimated based on the Company's best estimate of the expected present value of future cash flows and compared with the corresponding carrying value of the reporting unit, including goodwill. The Company generally considers its various primary brands to be reporting units when it tests for goodwill impairment because that is where the Company believes goodwill naturally resides. On July 1, 2001, goodwill was tested for impairment in this manner and the estimated fair value of each reporting unit exceeded its carrying amount, indicating no impairment of goodwill. The Company performs its annual goodwill impairment testing during its fiscal third quarter.

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

Franchise Revenues and Expenses:
     Franchise revenues include royalties, initial franchise fees from franchisees and sales of product to franchisees. Royalties are recognized as revenue in the month in which franchisee services are rendered or products are sold by franchisees. The Company recognizes revenue from initial franchise fees at the time franchisee salons are opened. Product sales by the Company to franchisees are recorded at the time product is shipped to franchise locations. Franchise expenses included in franchise direct costs in the Consolidated Statement of Operations include all direct expenses, such as the cost of product sold to franchisees. All other indirect expenses associated with franchise operations are included in corporate and franchise support costs in the Consolidated Statement of Operations.

Advertising:
     Advertising costs are expensed as incurred. Advertising costs expensed were $31.3 million, $29.5 million and $24.9 million in fiscal 2002, 2001 and 2000, respectively.

Advertising Funds:
     Franchisees and certain company-owned salons are required to contribute a percentage of sales to various advertising funds. The Company administers the advertising funds at the directive of or subject to input from the franchise community. Accordingly, amounts collected and spent by the advertising funds are not reflected as revenues and expenditures of the Company. Assets of the advertising funds administered by the Company, along with an offsetting obligation to spend such assets, are recorded in the Consolidated Balance Sheet.

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

Reclassifications:
     Certain prior period amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income or shareholders' equity as previously presented.

Comprehensive Income:
     Components of comprehensive income for the Company include net income, the transition adjustment for the adoption of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, changes in fair market value of financial instruments designated as hedges of interest rate exposure and foreign currency translation charged or credited to the cumulative translation account within shareholders' equity. These amounts are presented in the Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income.

Recent Accounting Pronouncements:
     Effective July 1, 2001 and January 1, 2002, the Company adopted the provisions of FAS No. 141, "Business Combinations," and FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," respectively. The initial adoption of these Statements did not have a material impact on the Consolidated Statement of Operations.
      The Financial Accounting Standards Board ("FASB") recently issued FAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the

Regis Corporation
retirement of tangible long-lived assets and the associated asset retirement costs. FAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the initial adoption of this Statement to have a material impact on the Consolidated Statement of Operations.
     Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (FAS) No. 142, "Goodwill and Other Intangible Assets." This statement discontinued the amortization of goodwill and indefinite-lived intangible assets, subject to periodic impairment testing. The effect of the change in accounting during the year ended June 30, 2002 was to increase net income by approximately $11.1 million, or $.25 per diluted share. The pro forma amounts shown below reflect the effect of retroactive application of the non-amortization of goodwill as if the new method of accounting had been in effect in the prior periods.


--------------------------------------------------------------------------------
(Pro Forma Amounts)                            2002          2001        2000
--------------------------------------------------------------------------------
Net income (Dollars in thousands)
Reported net income .....................   $   72,054   $   53,088   $   49,654
Goodwill amortization (net of tax
 effect) ................................                     8,866        7,741
--------------------------------------------------------------------------------
Adjusted net income .....................   $   72,054   $   61,954   $   57,395
--------------------------------------------------------------------------------
Basic earnings per share
Reported basic earnings per share .......   $     1.70   $     1.29   $     1.22
Goodwill amortization (net of tax
 effect) ................................                       .21          .19
--------------------------------------------------------------------------------
Pro forma basic earnings per share ......   $     1.70   $     1.50   $     1.41
--------------------------------------------------------------------------------
Diluted earnings per share
Reported diluted earnings per share .....   $     1.63   $     1.26   $     1.19
Goodwill amortization (net of tax
 effect) ................................                       .21          .19
--------------------------------------------------------------------------------
Pro forma diluted earnings per share ....   $     1.63   $     1.47   $     1.38
================================================================================

     In addition, the remaining estimated useful lives of intangible assets being amortized were reviewed in accordance with the provisions of the new standard and deemed to be appropriate.

 2. OTHER FINANCIAL STATEMENT DATA
     The following provides additional information concerning selected balance sheet accounts as of June 30, 2002 and 2001:

------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                       2002         2001
------------------------------------------------------------------------------------------------
Property and equipment:
   Land ...............................................................   $   3,817    $   3,817
   Buildings and improvements .........................................      29,518       29,449
   Equipment, furniture and leasehold improvements ....................     479,662      433,374
   Internal use software ..............................................      44,186       39,635
   Equipment, furniture and leasehold improvements under capital
    leases ............................................................      15,135       15,113
------------------------------------------------------------------------------------------------
                                                                            572,318      521,388
   Less accumulated depreciation and amortization .....................    (243,888)    (211,722)
   Less amortization of equipment, furniture and leasehold improvements
    under capital leases ..............................................      (9,948)      (8,676)
------------------------------------------------------------------------------------------------
                                                                          $ 318,482    $ 300,990
================================================================================================
Accounts payable* .....................................................   $  54,545    $  37,689
================================================================================================
Accrued expenses:
   Payroll and payroll related costs* .................................   $  41,769    $  34,344
   Insurance ..........................................................      20,252       15,021
   Acquisition purchase price payable .................................       9,771
   Restructuring ......................................................         713        1,056
   Other ..............................................................      25,018       18,367
------------------------------------------------------------------------------------------------
                                                                          $  97,523    $  68,788
================================================================================================
Other noncurrent liabilities:
   Deferred income taxes ..............................................   $  29,813    $   1,971
   Other ..............................................................      31,628       26,998
------------------------------------------------------------------------------------------------
                                                                          $  61,441    $  28,969
================================================================================================

*Accounts payable and accrued expenses include $11,869 and $5,762 of book overdrafts in fiscal 2002 and 2001, respectively.

---------------------------------------------------------------------------------------------------------------------
                                                         2002                                   2001
                                        ------------------------------------     ------------------------------------
                                                      Accumulated                            Accumulated
(Dollars in thousands)                     Cost      Amortization      Net          Cost     Amortization       Net
---------------------------------------------------------------------------------------------------------------------
Amortized intangible assets:
Trade names ..........................  $ 29,343      $   (425)     $ 28,918     $  3,854      $    (35)     $  3,819
Franchise agreements .................    22,831        (2,061)       20,770        6,115        (1,482)        4,633
Non-compete agreements ...............     5,132        (4,760)          372        5,029        (4,192)          837
Other ................................     6,275        (1,428)        4,847        2,525          (960)        1,565
---------------------------------------------------------------------------------------------------------------------
                                        $ 63,581      $ (8,674)     $ 54,907     $ 17,523      $ (6,669)     $ 10,854
=====================================================================================================================

     Certain intangible asset amounts set forth above are based on preliminary purchase price allocations associated with recent business acquisitions, and are subject to finalization and adjustment.

     All intangible assets have been assigned an estimated finite useful life, and are amortized on a straight-line basis over the number of years that approximate their respective useful lives (ranging from four to 30 years). The straight-line method of amortization allocates the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the Company in that reporting period. Total amortization expense related to other intangible assets during the years ended June 30 2002, 2001 and 2000 was approximately $2.3 million, $1.4 million and $1.0 million, respectively. As of June 30, 2002, future estimated amortization expense related to amortizable intangible assets will be:

Fiscal Year                                                (Dollars in thousands)
--------------------------------------------------------------------------------
2003 ....................................................            $3,183
2004 ....................................................             2,948
2005 ....................................................             2,678
2006 ....................................................             2,634
2007 ....................................................             2,634

     The following provides additional information concerning the Company's transaction and restructuring liabilities related to its fiscal 2000 merger with Supercuts UK, its fiscal 1999 mergers and its restructuring liability related to its fiscal 1999 restructuring plan for its international operations.


                                Restructuring--International               Restructuring--Mergers
                            -------------------------------------------------------------------------------
                               Salon                                         Salon                            Transaction
                            Closures and                                  Closures and                         Charges--
(Dollars in thousands)      Dispositions   Other    Subtotal  Severance   Dispositions     Other   Subtotal     Mergers       Total
------------------------------------------------------------------------------------------------------------------------------------
June 30, 2000 ............. $      583     $  67    $  650    $  2,824    $         23    $  145   $  2,992    $    35     $  3,677
Cash utilization ..........       (534)       (5)     (539)     (1,616)            (27)      (48)    (1,691)       (47)      (2,277)
Foreign currency effect ...        (19)      (62)      (81)       (209)             31       (97)      (275)        12         (344)
------------------------------------------------------------------------------------------------------------------------------------
June 30, 2001 .............         30                  30         999              27                1,026                   1,056
Cash utilization ..........        (31)                (31)       (348)            (27)                (375)                   (406)
Foreign currency effect ...          1                               1              62                   62                      63
------------------------------------------------------------------------------------------------------------------------------------
June 30, 2002 ............. $       --     $  --    $   --    $    713    $         --    $   --   $    713    $    --     $    713
====================================================================================================================================

     The restructuring liability at June 30, 2002 relates to the October 31, 1999 merger with Supercuts UK and will be satisfied through periodic contractual payments by the end of fiscal 2004. In conjunction with the merger, the Company recorded a pre-tax merger and transaction charge of $3.1 million in the second quarter of fiscal 2000. This charge included approximately $2.6 million for severance and other costs principally associated with the closure of Supercuts UK's headquarters. Severance expense covered the termination of approximately 11 employees of Supercuts UK who had duplicate positions within the corporate office functions. The charge also included approximately $0.5 million for professional fees including investment banking, legal, accounting and miscellaneous transaction costs. See Note 11 for a listing of nonrecurring fiscal 2000 merger related activity included in operating income.

     The following table sets forth a reconciliation of shares used in the computation of basic and diluted earnings per share:

----------------------------------------------------------------------------------------------------------------
                                                                        2002            2001            2000
----------------------------------------------------------------------------------------------------------------
Weighted average shares for basic earnings per share ..............    42,283,308     41,220,925      40,611,928
Effect of dilutive securities:
  Dilutive effect of stock options ................................     1,867,038        638,153         880,056
  Contingent shares issuable under contingent stock agreements ....        21,986        171,895         110,298
----------------------------------------------------------------------------------------------------------------
Weighted average shares for diluted earnings per share ............    44,172,332     42,030,973      41,602,282
================================================================================================================

Regis Corporation

     Stock options covering approximately 55,000, 2,819,000 and 1,070,000 shares were excluded from the shares used in the computation of diluted earnings per share for fiscal year 2002, 2001 and 2000, respectively, since they were anti-dilutive.
     The following provides supplemental disclosures of cash flow activity:

--------------------------------------------------------------------------------
(Dollars in thousands)                           2002        2001        2000
--------------------------------------------------------------------------------
Cash paid during the year for:
Interest ....................................  $17,609     $20,534     $14,997
Income taxes ................................   14,621      37,447      36,866

     Significant non-cash investing and financing activities include the following:
     - In fiscal 2001 and 2000, the Company financed capital expenditures totaling $0.1 million and $2.3 million, respectively, through capital leases.
     - In fiscal 2002, 2001 and 2000, in connection with various acquisitions, the Company entered into seller-financed payables and non-compete agreements as well as issuing 962,933, 715,056 and 69,585 shares, respectively, of the Company's common stock (see Note 3).

3. MERGERS AND ACQUISITIONS:

Supercuts (Holdings) Limited Merger:
     Effective October 31, 1999, the Company consummated a merger with Supercuts UK. Under the terms of the merger agreement, the shareholders of Supercuts UK, a privately held company, received approximately 1.8 million shares of Regis Corporation common stock. The transaction has been accounted for as a pooling-of-interests. Prior period financial statements have been restated to reflect this merger as if the merged companies had always been combined. See discussion of the related restructuring liability in Note 2.

Other Acquisitions:
     During fiscal 2002, 2001 and 2000, the Company made numerous acquisitions in addition to its merger with Supercuts UK. These acquisitions have been recorded using the purchase method of accounting. Accordingly, the purchase prices have been allocated to assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition. These acquisitions individually and in the aggregate are not material to the Company's operations. Operations of the acquired companies have been included in the operations of the Company since the date of the respective acquisition. The most significant of the fiscal 2002 acquisitions were the acquisition of the European franchise companies, Groupe Gerard Glemain (GGG) and Jean Louis David (JLD). With respect to these acquisitions, the Company is currently in the process of obtaining valuations of the identifiable intangible assets.
     Based upon the preliminary purchase price allocations, the components of the aggregate purchase prices of the acquisitions and the allocation of the purchase price were as follows:


----------------------------------------------------------------------------------
(Dollars in thousands)                             2002          2001        2000
----------------------------------------------------------------------------------
Components of aggregate purchase price:
  Cash ......................................... $ 59,925    $ 45,165     $ 66,798
  Stock ........................................   26,301      11,896        1,588
  Liabilities assumed or payable ...............   13,608       7,383        5,225
----------------------------------------------------------------------------------
                                                 $ 99,834    $ 64,444     $ 73,611
==================================================================================
Allocation of the purchase price:
  Net tangible assets (liabilities) acquired ... $ (4,486)   $ 11,677     $  7,576
  Identifiable intangible assets ...............   41,181       8,672           --
  Goodwill .....................................   63,139      44,095       66,035
----------------------------------------------------------------------------------
                                                 $ 99,834    $ 64,444     $ 73,611
==================================================================================

     Based upon the preliminary purchase price allocations, the change in the carrying amount of the goodwill for the years ended June 30, 2002 and 2001 is as follows:

                                            2002                           2001
                                 --------------------------     --------------------------
(Dollars in thousands)           Domestic     International     Domestic     International
------------------------------------------------------------------------------------------
Balance at beginning of year ... $ 230,716      $   5,401      $ 200,036      $   6,361
Goodwill acquired ..............    21,297         41,842         44,076             19
Amortization ...................                                 (13,112)          (596)
Translation rate adjustments ...        42          5,231           (284)          (383)
------------------------------------------------------------------------------------------
Balance at end of year ......... $ 252,055      $  52,474      $ 230,716      $   5,401
==========================================================================================

     Generally, the goodwill recognized in the domestic transactions is expected to be fully deductible for tax purposes and the goodwill recognized in the international transactions is non-deductible for tax purposes. The walk-in customer base of acquired salons was not recognized as an identifiable intangible asset as the customers are not known or identifiable by the Company. Therefore, the value of the customer base is recognized as part of residual goodwill. Internationally, the acquisition purchase price goodwill residual primarily represents the growth prospects that are not captured as part of acquired tangible or identified intangible assets.

4. FINANCING ARRANGEMENTS:
     The Company's long-term debt as of June 30, 2002 and 2001 consists of the following:

                                                Interest       Maturity
                                                Rate %           Dates         2002          2001
----------------------------------------------------------------------------------------------------
                                                                             (Dollars in thousands)
Senior term notes ........................     6.55- 8.39     2003-2012     $ 237,711      $ 113,163
Revolving credit facilities ..............     2.68- 8.23          2004        55,000        140,500
Equipment and leasehold notes payable ....     7.57-11.56     2004-2007         4,047          6,391
Other notes payable ......................     5.00-10.00     2003-2009         2,258          1,504
                                                                            ------------------------
                                                                              299,016        261,558
Less current portion .....................                                     (7,221)        (5,438)
                                                                            ------------------------
Long-term portion ........................                                  $ 291,795      $ 256,120
                                                                            ========================

     During March of fiscal 2002, the Company completed a $125.0 million private debt placement, with an average life of 8.6 years and a fixed coupon rate of
6.98 percent. Proceeds were in part used to repay approximately $75.0 million of existing debt from the Company's revolving credit facility. The additional $50.0 million of proceeds were primarily used to fund the Jean Louis David acquisition, which was completed in April of 2002.
     In October 2000, the Company borrowed $25 million under an 8.39 percent senior term note due October 2010 to finance various acquisitions by the Company.
     In September 2000, the Company amended its senior revolving credit agreement to increase the amount available from $180 million to $250 million, extending the expiration date to September 2003, and modifying certain debt covenant restrictions. The facility bears interest at the prime rate or LIBOR plus 75 to 137.5 basis points based on the Company's debt-to-capitalization ratio and allows for multi-currency borrowings. The prime rate at June 30, 2002 and 2001 was 4.75 percent and 6.75 percent, respectively. The revolving credit facility requires a quarterly commitment fee of 15 to 25 basis points on the unused portion of the facility. The LIBOR credit spread and commitment fee are based on the Company's debt-to-EBITDA ratio at the end of each fiscal quarter. The facility is used for short-term financing of new salon and acquisition growth as well as to finance the general working capital requirements of the Company.
     In June 2000, the Company extended the term of a $4.0 million note payment originally due July 1, 2000. The $4.0 million is the final payment due under a $10.0 million senior term note entered into in October 1996. The maturity on the term note has been extended to September 2003.
     The equipment and leasehold notes payable are primarily comprised of capital lease obligations totaling $4.0 million and $5.9 million at June 30, 2002 and 2001, respectively. These capital lease obligations are payable in monthly installments through 2005.
     All of the Company's debt instruments are unsecured, except for its capital lease obligations which are collateralized by the assets purchased under the agreement.
     The debt agreements contain covenants, including limitations on incurrence of debt, granting of liens, investments, merger or consolidation, and transactions with affiliates. In addition, the Company must not exceed specified fixed charge coverage, leverage and debt-to-capitalization ratios.
     As a result of the fair value hedging activities discussed in Note 5, an adjustment of approximately $2.3 million was made to increase the carrying values of the Company's long-term fixed rate debt. Approximately 47 percent of the Company's fixed rate debt has been marked to market. Considering the mark-to-market adjustment and current market interest rates, the carrying values of the Company's debt instruments, based upon discounted cash flow analyses using the Company's current incremental borrowing rate, approximate their fair values at June 30, 2002.
     Aggregate maturities of long-term debt, including capital lease obligations at June 30, 2002, are as follows:

Fiscal Year                                              (Dollars in thousands)
--------------------------------------------------------------------------------
2003.....................................................           $  7,221
2004.....................................................             76,863
2005.....................................................             15,750
2006.....................................................             12,549
2007.....................................................             22,037
Thereafter...............................................            164,596
--------------------------------------------------------------------------------
                                                                    $299,016
================================================================================

Regis Corporation

5. DERIVATIVE INSTRUMENTS:
      Effective July 1, 2000, Regis adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. FAS 133 requires that all derivative instruments, such as interest rate swap contracts, be recognized in the financial statements and measured at their fair value. Changes in the fair value of derivative instruments are recognized each period in current earnings or shareholders' equity (as a component of other comprehensive income or loss), depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The adoption of FAS 133 did not have a material impact on the Company's primary financial statements, but did result in the recording of an unrealized loss of approximately $160,000, net of tax, in other comprehensive income (loss).
     In the normal course of business, the Company is exposed to changes in interest rates and foreign currency rates. In addition, the Company has investments in foreign subsidiaries, and the net assets of these subsidiaries are exposed to currency exchange-rate volatility. The Company has established policies and procedures that govern the management of these exposures through the use of financial instruments. By policy, the Company does not enter into such contracts for the purpose of speculation. The Company uses interest rate swaps to convert a portion of its variable rate debt to fixed rates, as well as to convert a portion of its nonprepayable fixed rate debt to variable rate debt.
     At June 30, 2002, Regis had interest rate swap contracts to pay fixed rates of interest (ranging from 5.1 percent to 7.2 percent) and receive variable rates of interest based on the three-month LIBOR rate (ranging from 1.9 percent to 3.7 percent during fiscal 2002) on $25 million, $30 million and $11.8 million notional amounts of indebtedness through April 2003, June 2003 and June 2005, respectively. These swaps have been designated as cash flow hedges of interest payments on a portion of the Company's revolving credit facility and rental payments on the Company's warehouse operating lease. During fiscal 2002, no hedge ineffectiveness occurred. The pay-fixed receive-variable interest rate swaps resulted in net settlement loss of approximately $2.7 million and $0.6 million that have been transferred from accumulated other comprehensive income
(loss) to earnings during fiscal 2002 and 2001, respectively. Such amounts are classified as part of interest expense in the Consolidated Statement of Operations. As of June 30, 2002, the Company estimates, based on current interest rates, that approximately $2.7 million of deferred net unrealized losses on derivative instruments accumulated in other comprehensive income
(loss) are expected to be transferred to earnings during the next twelve months. Such amounts will be transferred to earnings as interest payments are made on the variable rate debt. The net loss recorded in other comprehensive income, net of tax, was $3.4 million and $2.2 million during fiscal 2002 and 2001, respectively.
     During the third quarter of fiscal 2002, the Company entered into interest rate swap contracts to pay variable rates of interest based on the three-month and six-month LIBOR rate plus a credit spread (ranging from 3.6 percent to 6.3 percent during the period from March through June) and receive fixed rates of interest (ranging from 6.7 percent to 8.2 percent) on an aggregate $111 million notional amount of indebtedness, with maturation dates between July 2003 and March 2009. These swaps have been designated as fair value hedges of a portion of the Company's senior term notes. No hedge ineffectiveness occurred during the year. As a result, the swaps did not have a net impact on earnings.
     During the first quarter of fiscal 2002, the Company entered into a cross-currency swap, with a notional amount of $21.3 million, to hedge a portion of its net investments in its foreign operations. The purpose of this hedge is to protect against adverse movements in exchange rates. The cross-currency swap hedges approximately 14 percent of the Company's net investments in foreign operations at June 30, 2002. For the year ended June 30, 2002, $1.5 million of loss, net of tax, related to this derivative was charged to the cumulative translation adjustment account, which is a component of other comprehensive income.

6. COMMITMENTS AND CONTINGENCIES:

Operating Leases:
     The Company is committed under long-term operating leases for the rental of most of its company-owned salon locations. The original terms of the leases range from one to 20 years, with many leases renewable for an additional five to ten year term at the option of the Company, and certain leases include escalation provisions. For certain leases, the Company is required to pay additional rent based on a percent of sales and, in most cases, real estate taxes and other expenses. Rent expense for the Company's international department store salons is based primarily on a percent of sales.
     The Company also leases the premises in which the majority of its franchisees operate and has entered into corresponding sublease arrangements with the franchisees. These leases, generally with terms of approximately five years, are expected to be renewed on expiration. All additional lease costs are passed through to the franchisees.
     Total rent expense, net of sublease rental obligations of $30.6 million in 2002, $28.0 million in 2001 and $26.3 million in 2000 that are passed through to the franchisees, includes the following:

--------------------------------------------------------------------------------
(Dollars in thousands)                          2002         2001         2000
--------------------------------------------------------------------------------
Minimum rent .............................    $138,480     $124,261     $105,876
Percentage rent based on sales ...........      14,661       14,270       14,996
Real estate taxes and other expenses .....      44,128       38,416       31,813
--------------------------------------------------------------------------------
                                              $197,269     $176,947     $152,685
================================================================================

Future Minimum Lease Payments:
     As of June 30, 2002, future minimum lease payments (excluding percentage rents based on sales) due under existing noncancellable operating leases with remaining terms of greater than one year are as follows:

                                                      Corporate       Reimbursable
Fiscal Year                                            Leases      Franchisee Leases
------------------------------------------------------------------------------------
                                                       (Dollars in thousands)
2003 .............................................    $138,595         $ 32,032
2004 .............................................     120,797           27,627
2005 .............................................      98,778           21,159
2006 .............................................      76,279           13,788
2007 .............................................      56,417            6,791
Thereafter .......................................     118,781            8,453
------------------------------------------------------------------------------------
Total minimum lease payments .....................    $609,647         $109,850
====================================================================================

     In addition to the amounts listed in the table above, the Company is guarantor on a maximum of $8.9 million remaining payments in lease agreements between its franchisees and leasing companies.
     The Company entered into a five-year operating lease agreement in June 2000 related to its distribution center and various equipment in Salt Lake City, Utah. The future minimum lease payments, which are included in the table above, are estimated to be $1.8 million based on the cost of the distribution center and the related equipment. Under the agreement, the Company is obligated to pay the deficiency between the residual value guarantee and the fair market value at the termination of the agreement. The Company expects the fair market value of the distribution center and related equipment, subject to the purchase or remarket options, to eliminate or substantially reduce the Company's maximum potential liability of $10.2 million under the residual value guarantee. Thus, the impact of the guarantee is not included in the table of future minimum lease payments.

Salon Development Program:
     As a part of its salon development program, the Company continues to negotiate and enter into leases and commitments for the acquisition of equipment and leasehold improvements related to future salon locations, and continues to enter into transactions to acquire established hair care salons and businesses.

Contingencies:
     The Company is a defendant in various lawsuits and claims arising out of the normal course of business. As of June 30, 2002, in the opinion of the company counsel, the ultimate liabilities resulting from such lawsuits and claims are not anticipated to have a material adverse effect on the consolidated financial position, the results of operations or the liquidity of the Company.
     The Company is self-insured for most workers' compensation and general liability losses subject to per occurrence and aggregate annual liability limitations. The Company is insured for losses in excess of these limitations. The Company is also self-insured for health care claims for eligible participating employees subject to certain deductibles and limitations. The Company determines its liability for claims incurred but not reported on an actuarial basis.

7. INCOME TAXES:
     The provision for income taxes consists of:

--------------------------------------------------------------------------------
(Dollars in thousands)                       2002         2001           2000
--------------------------------------------------------------------------------
Current:
  United States .......................   $ 27,815      $ 31,272      $ 32,176
  Nonrecurring federal benefit ........     (1,750)
  International .......................      2,891         2,228         2,407

Deferred:
  United States .......................     14,640         2,291          (885)
  International .......................                                   (118)
--------------------------------------------------------------------------------
                                          $ 43,596      $ 35,791      $ 33,580
================================================================================

Regis Corporation

     The components of the net deferred tax asset are as follows:

--------------------------------------------------------------------------------
(Dollars in thousands)                                2002           2001
--------------------------------------------------------------------------------
Net current deferred tax asset:
  Insurance ...................................    $  1,677       $  4,638
  Payroll and payroll related costs ...........       3,015          2,538
  Nonrecurring items ..........................         680            788
  Other, net ..................................       4,471          2,123
--------------------------------------------------------------------------------
                                                   $  9,843       $ 10,087
================================================================================

Net noncurrent deferred tax (liability) asset:
  Depreciation and amortization ...............    $(38,126)      $ (8,996)
  Deferred rent ...............................       3,221          2,986
  Payroll and payroll related costs ...........       5,345          4,398
  Other, net ..................................        (253)          (359)
--------------------------------------------------------------------------------
                                                   $(29,813)      $ (1,971)
================================================================================

     The components of income before income taxes are as follows:

--------------------------------------------------------------------------------
(Dollars in thousands)                         2002        2001         2000
--------------------------------------------------------------------------------
Income before income taxes:
  United States .........................    $108,116     $ 83,484     $ 79,041
  International .........................       7,534        5,395        4,193
--------------------------------------------------------------------------------
                                             $115,650     $ 88,879     $ 83,234
================================================================================

     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory rate to earnings before income taxes, as a result of the following:

---------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                             2002         2001      2000
---------------------------------------------------------------------------------------------------------------
U.S. statutory rate ..........................................................       35.0%      35.0%     35.0%
Nonrecurring federal benefit .................................................       (1.5)
State income taxes, net of federal income tax benefit ........................        3.3        3.3       3.4
Nondeductible merger and transaction costs ...................................                             0.8
Other, primarily meals and entertainment, and nondeductible goodwill .........        0.9        2.0       1.1
---------------------------------------------------------------------------------------------------------------
                                                                                     37.7%      40.3%     40.3%
===============================================================================================================

     As of June 30, 2002, undistributed earnings of international subsidiaries of approximately $2.1 million were considered to have been reinvested indefinitely and, accordingly, the Company has not provided U.S. income taxes on such earnings.

8. BENEFIT PLANS:

Employee Stock Ownership Plan:
     The Company has a qualified employee stock ownership plan (ESOP) covering substantially all field supervisors, warehouse and corporate office employees. The ESOP is a noncontributory defined contribution plan and contributions to the ESOP are at the discretion of the Company. Prior to January 22, 2002, such contributions were invested in common stock of the Company. Subsequent to that date, such contributions may be invested in a broad range of securities.

Executive Stock Award Plan:
     The Company has a nonqualified executive stock award plan (ESAP) covering those employees not eligible to participate under the qualified ESOP. Contributions to the ESAP are at the discretion of the Company.

Stock Purchase Plan:
     The Company has an employee stock purchase plan (SPP) available to substantially all employees. Under terms of the plan, eligible employees may purchase the Company's common stock through payroll deductions. The Company contributes an amount equal to 15 percent of the purchase price of the stock to be purchased on the open market and pays all expenses of the SPP and its administration, not to exceed an aggregate contribution of $4.0 million. At June 30, 2002, cumulative contributions to the SPP totaled $3.0 million.

Franchise Stock Purchase Plan:
     The Company has a franchise stock purchase plan (FSPP) available to substantially all franchisee employees. Under the terms of the plan, eligible franchisees and their employees may purchase the Company's common stock. The Company contributes an amount equal to five percent of the purchase price of the stock to be purchased on the open market and pays all expenses of the plan and its administration, not to exceed an aggregate contribution of $.7 million. At June 30, 2002, cumulative contributions to the FSPP totaled $54,100.
     Amounts expensed for company contributions to the aforementioned plans, excluding amounts paid for expenses and administration of the plans, for the three years in the period ended June 30, 2002, included the following:

--------------------------------------------------------------------------------
(Dollars in thousands)                          2002       2001       2000
--------------------------------------------------------------------------------
ESOP .....................................     $2,689     $1,900     $1,358
ESAP .....................................        711        600        242
SPP ......................................        455        455        459
FSPP .....................................          7          6          7

Stock Options:
     On October 24, 2000, the shareholders of Regis Corporation adopted the Regis Corporation 2000 Stock Option Plan (2000 Plan), which allows the Company to grant both incentive and nonqualified stock options and replaces the Company's 1991 Stock Option Plan (1991 Plan).
     Total options covering 3,500,000 shares of common stock may be granted under the 2000 Plan to employees of the Company for a term not to exceed ten years from the date of grant. The term may not exceed five years for incentive stock options granted to employees of the Company possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any subsidiary of the Company. Options may also be granted to the Company's outside directors for a term not to exceed ten years from the grant date.
     The 2000 Plan contains restrictions on transferability, time of exercise, exercise price and on disposition of any shares acquired through exercise of the options. Stock options are granted at not less than fair market value on the date of grant. The Board of Directors determines the 2000 Plan participants and establishes the terms and conditions of each option.
     The Company also has stock options granted under the 1991 Plan. The terms and conditions of the 1991 Plan are similar to the 2000 Plan. Total options covering 5,200,000 shares of common stock were available for grant under the 1991 Plan and, as of June 30, 2001, all available shares have been granted.
     In fiscal 2001, in addition to the regular options granted, the Board of Directors approved a special grant of options covering 2,263,000 shares of common stock from the 2000 Plan. These options begin vesting after two years at a rate of one-third per year for three years and expire ten years from the date of grant.
     In addition to the regular options granted during fiscal 2000, a special grant of 1,700,000 shares of common stock was approved by the Board of Directors. These options are fully vested five years from the date of grant and expire after ten years.
     Common shares available for grant under the Company's stock option plans were 819,650, 952,750 and 58,695 shares as of June 30, 2002, 2001 and 2000, respectively.
     Stock options outstanding and weighted average exercise prices are as follows:


                                                       Options Outstanding
--------------------------------------------------------------------------------
                                                                Weighted Average
                                                   Shares        Exercise Price
--------------------------------------------------------------------------------
Balance, June 30, 1999 .......................    2,495,568          $    9.88

Granted ......................................    2,492,750              17.25
Cancelled ....................................      (57,821)             16.87
Exercised ....................................     (329,000)              4.61
--------------------------------------------------------------------------------
Balance, June 30, 2000 .......................    4,601,497          $   14.15

Granted ......................................    2,583,250              15.56
Cancelled ....................................      (64,666)             15.54
Exercised ....................................     (298,362)              6.68
--------------------------------------------------------------------------------
Balance, June 30, 2001 .......................    6,821,719          $   14.97

Granted ......................................      301,500              29.60
Cancelled ....................................     (360,749)             16.27
Exercised ....................................     (621,163)             12.48
--------------------------------------------------------------------------------
Balance, June 30, 2002 .......................    6,141,307          $   15.85
================================================================================

Regis Corporation

     At June 30, 2002, the weighted average exercise prices and remaining contractual lives of stock options are as follows:

Range of Exercise Prices                                $2.66-$15.00     $15.13      $15.15-$16.50    $17.00-$29.60       Total
------------------------------------------------------------------------------------------------------------------------------------
Total options outstanding ...........................        948,644    2,086,500       1,722,350       1,383,813       6,141,307
Weighted average exercise price ......................         $8.46       $15.13          $16.41          $21.32          $15.85
Weighted average remaining contractual life in years..          3.40         8.08            7.39            7.63            7.06
Options exercisable ..................................       733,242       11,433         142,850         508,723       1,396,248
Weighted average price of exercisable options ........         $7.62       $15.13          $15.49          $18.52          $12.46

     All stock option plans have been approved by the shareholders of the Company.
     The Company measures compensation cost for its incentive stock plans using the intrinsic value-based method of accounting. Had the Company used the fair-value-based method of accounting for its stock option and incentive plans beginning in 1996 and charged compensation cost against income, over the vesting period based on the fair value of options at the date of grant, net income and net income per share would have been as follows:


-------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)            2002            2001          2000
-------------------------------------------------------------------------------------------------
Net income:
  As reported ..........................................  $ 72,054       $ 53,088       $ 49,654
  Pro forma ............................................  $ 67,796       $ 49,178       $ 47,371
Basic net income per share:
  As reported ..........................................  $   1.70       $   1.29       $   1.22
  Pro forma ............................................  $   1.60       $   1.19       $   1.17
Net income per diluted share:
  As reported ..........................................  $   1.63       $   1.26       $   1.19
  Pro forma ............................................  $   1.53       $   1.17       $   1.14

     The pro forma information above includes stock options granted from 1996 through 2002.
     The weighted average fair value per option granted during 2002, 2001 and 2000 was $14.31, $8.43 and $7.86, respectively, calculated by using the fair value of each option grant on the date of grant. The fair value of options was calculated utilizing the Black-Scholes option-pricing model and the following key weighted average assumptions:

--------------------------------------------------------------------------------
                                                     2002      2001      2000
--------------------------------------------------------------------------------
Risk-free interest rate .......................      4.86%     5.80%     6.33%
Expected life in years ........................      6.50      6.55      6.00
Expected volatility ...........................     43.27%    41.08%    39.34%
Expected dividend yield .......................       .49%      .83%      .64%


Other:
     The Company has established unfunded deferred compensation plans which cover certain management and executive personnel. The Company maintains life insurance policies on the plans' participants. The amounts charged to earnings for these plans were $1.2 million, $1.0 million and $0.9 million in 2002, 2001 and 2000, respectively.
     The Company has entered into an agreement with the Chairman providing that the Chairman will continue to render services to the Company until at least May 2007, and for such further period as may be agreed upon mutually. The Company has agreed to pay the Chairman an annual amount of $0.6 million, adjusted for inflation, for the remainder of his life. The Chairman has agreed that during the period in which payments to him are made, as provided in the agreement, he will not engage in any business competitive with the business conducted by the Company. The Company has also agreed to pay the Chief Executive Officer an amount equal to 60 percent of his salary, adjusted for inflation, for the remainder of his life. Compensation associated with these agreements is charged to expense as services are provided.
     The Company has a survivor benefit plan for the Chairman of the Board of Directors' (the Chairman) spouse, payable upon his death, at a rate of $300,000 annually, adjusted for inflation, for the remaining life of his spouse. The Company has funded its future obligations under this plan through company-owned life insurance policies on the Chairman.

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

Shareholders' Rights Plan:
     The Company has a shareholders' rights plan pursuant to which one preferred share purchase right is held by shareholders for each outstanding share of common stock. The rights become exercisable only following the acquisition by a person or group, without the prior consent of the Board of Directors, of 20 percent or more of the Company's voting stock, or following the announcement of a tender offer or exchange offer to acquire an interest of 20 percent or more. If the rights become exercisable, they entitle all holders, except the takeover bidder, to purchase one one-hundredth of a share of preferred stock at an exercise price of $120, subject to adjustment, or in lieu of purchasing the preferred stock, to purchase for the same exercise price common stock of the Company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right.

Stock Repurchase Plan:
     In May 2000, the Company's Board of Directors approved a stock repurchase program under which up to $50 million can be expended for the repurchase of the Company's common stock. The timing and amounts of any repurchases will depend on many factors, including the market price of the common stock and overall market conditions. During the years ended June 30, 2002 and 2000, 278,700 and 115,000 shares were repurchased for $7.7 million and $1.4 million, respectively. No shares were repurchased during the fiscal year ended June 30, 2001. All repurchased shares are immediately retired. This repurchase program has no stated expiration date.

10. SEGMENT INFORMATION:
      The Company operates or franchises 6,618 domestic salons and 2,066 international salons. The Company executes its domestic operations through five primary concepts: Regis Salons, MasterCuts, Trade Secret, SmartStyle and Strip Center (primarily Supercuts and Cost Cutters) salons. Each of the concepts offers similar products and services, concentrates on the mass-market consumer marketplace and have consistent distribution channels. All of the salons within the North American concepts are located within high traffic retail (destination) shopping locations and the individual salons generally display similar economic characteristics. The Company's international operations, which are primarily in Europe, are located in salons operating in malls, leading department stores, mass merchants and high-street locations. Based on the way in which the Company manages its business, it has presented its domestic and international operations as two reportable operating segments, domestic and international.
     The accounting policies of the reportable operating segments are the same as those described in Note 1 to the Consolidated Financial Statements. The Company evaluates the performance of its concepts based on direct salon contribution, before supervision and corporate overhead expenses. Intersegment sales and transfers are not significant.
     Summarized financial information concerning the Company's reportable operating segments is shown in the following table as of June 30, 2002, 2001 and 2000:

--------------------------------------------------------------------------------
(Dollars in thousands)                     2002           2001           2000
--------------------------------------------------------------------------------
Total revenues:
  Domestic ...........................   $1,335,111    $1,210,669    $1,034,425
  International ......................      119,080       100,952       108,568
--------------------------------------------------------------------------------
    Total ............................   $1,454,191    $1,311,621    $1,142,993
================================================================================
Salon contribution*:
  Domestic ...........................   $  267,523    $  244,171    $  215,519
  International ......................       16,701        13,102        16,688
--------------------------------------------------------------------------------
    Total ............................   $  284,224    $  257,273    $  232,207
================================================================================

*Includes franchise revenue less franchise direct costs.

Regis Corporation

--------------------------------------------------------------------------------
(Dollars in thousands)                       2002         2001         2000
--------------------------------------------------------------------------------
Depreciation and amortization:
  Domestic .............................   $ 44,949     $ 39,947     $ 33,735
  International ........................      3,320        2,773        3,097
  Corporate ............................     10,706       22,065       16,993
--------------------------------------------------------------------------------
    Total ..............................   $ 58,975     $ 64,785     $ 53,825
================================================================================
Total assets:
  Domestic .............................   $577,230     $538,055     $457,948
  International ........................    130,922       13,048       14,470
  Corporate ............................    249,038      185,402      155,937
--------------------------------------------------------------------------------
    Total ..............................   $957,190     $736,505     $628,355
================================================================================
Long-lived assets:
  Domestic .............................   $510,591     $475,008     $402,631
  International ........................    114,047       17,197       17,538
  Corporate ............................     53,280       55,756       49,087
--------------------------------------------------------------------------------
    Total ..............................   $677,918     $547,961     $469,256
================================================================================
Capital expenditures:
  Domestic .............................   $ 54,444     $ 62,072     $ 48,944
  International ........................      4,792        3,914        4,015
  Corporate ............................      6,996       14,238       27,973
--------------------------------------------------------------------------------
    Total ..............................   $ 66,232     $ 80,224     $ 80,932
================================================================================
Purchases of salon assets:
  Domestic .............................   $ 26,060     $ 64,422     $ 73,611
  International ........................     73,774           22
--------------------------------------------------------------------------------
    Total ..............................   $ 99,834     $ 64,444     $ 73,611
================================================================================

     Included in the table above are franchise revenues of $77.6 million, $56.3 million and $50.3 million during fiscal 2002, 2001 and 2000, respectively, as part of consolidated revenues. The expenses associated with the Company's franchising activities are included in franchise direct costs, and corporate and franchise support costs within the Consolidated Statement of Operations, as described in Note 1 to the Consolidated Financial Statements. The current year presentation has been changed to reflect total revenues and salon contribution including franchise revenues and direct costs in order to show total segment operating results. In fiscal 2001, only company-owned operations were reflected in this disclosure.
     Corporate assets detailed above are primarily comprised of property and equipment associated with the Company's headquarters and distribution centers, corporate cash, inventories located at corporate distribution centers, deferred income taxes, franchise receivables and other corporate assets.

11. NONRECURRING ITEMS:
     Nonrecurring items included in operating income consist of gains or losses on assets and business dispositions and other items of a nonrecurring nature. The following table summarizes nonrecurring items recorded by the Company:

--------------------------------------------------------------------------------
(Dollars in thousands)                              2002     2001      2000
--------------------------------------------------------------------------------
Merger transaction costs (Note 2) ...........                         $3,145
Change in estimate, merger costs ............                           (548)
Severance ...................................                            343
Nonrecurring federal income tax benefit .....    $(1,750)     $0
--------------------------------------------------------------------------------
                                                 $(1,750)     $0      $2,940
================================================================================

      In fiscal 2002, the Company implemented certain tax strategies resulting in approximately $1.8 million of economic benefit, which has been recognized as a nonrecurring income tax benefit in the third quarter, thus reducing fiscal 2002 income tax expense. The majority of the nonrecurring benefit will be realized through the amendment of previous tax filings.
     There were no nonrecurring items during fiscal 2001.
     In fiscal 2000, the Company evaluated the outstanding merger and restructuring accruals and determined that an adjustment of $0.5 million to the Restructuring charge--Mergers was appropriate based on remaining expected expenditures.

                                                               Regis Corporation

                                                        Quarterly Financial Data
                                                                     (Unaudited)



                                                                                      Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)    September 30   December 31      March 31        June 30        Year Ended
------------------------------------------------------------------------------------------------------------------------------------
2002(a)
Revenues ..........................................    $349,668      $358,534       $361,578       $384,411        $1,454,191
Operating income ..................................      30,152        32,585         32,866         38,261           133,864
Net income ........................................      15,356        16,967         19,334         20,397            72,054
Net income per diluted share(b)(c) ................         .36           .39            .44            .45              1.63
Dividends declared per share ......................         .03           .03            .03            .03               .12

                                                                                     Quarter Ended(a)
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)    September 30  December 31        March 31       June 30       Year Ended
------------------------------------------------------------------------------------------------------------------------------------
2001
Revenues ..........................................    $310,754      $324,049        $330,910      $345,908       $1,311,621
Operating income ..................................      25,761        25,435          26,375        31,710          109,281
Net income(a) .....................................      12,715        12,087          12,533        15,753           53,088
Net income per diluted share(a)(b) ................         .31           .29             .30           .37             1.26
Dividends declared per share ......................         .03           .03             .03           .03              .12


(a) Effective July 1, 2001, Regis changed its accounting to discontinue the amortization of goodwill. For the quarters and year ended 2001, assuming the non-amortization of goodwill was applied retroactively, pro forma net income was $14.8, $14.0, $14.8, $18.4 million and $62.0 million, respectively, and pro forma earnings per diluted share was $.36, $.33, $.35, $.43 and $1.47, respectively.
(b) The summation of quarterly net income per share does not equate to the calculation for the full fiscal year as quarterly calculations are performed on a discrete basis. (c) For the quarter ended March 31, 2002 and for the year ended June 30, 2002, a nonrecurring income tax benefit (Note 11) increased reported net income per diluted share by $.04.

                                                               Regis Corporation

                                                                      Stock Data
                                                                   June 30, 2002


     Regis common stock is listed and traded on the Nasdaq National Market under the symbol "RGIS."
     The accompanying table sets forth the high and low closing bid quotations as reported by Nasdaq for each quarter during the previous two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.
     As of June 30, 2002, Regis shares were owned by approximately 27,476 shareholders. The common stock price was $24.48 per share on August 27, 2002.

-----------------------------------------------------------------------------
                                               2002                2001
                                       -----------------     ----------------
                                        High        Low       High       Low
-----------------------------------------------------------------------------
1st Quarter .....................      $21.24     $17.77     $15.72    $12.41
2nd Quarter .....................       27.94      20.23      16.32     13.14
3rd Quarter .....................       28.30      24.59      15.73     13.20
4th Quarter .....................       30.46      25.82      20.99     13.92

Regis Corporation

Report of Independent Accountants

To the Shareholders and Directors of
Regis Corporation:

      In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in shareholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the consolidated financial position of Regis Corporation at June 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."





/s/ PricewaterhouseCoopers LLP


Minneapolis, Minnesota
August 27, 2002


44